As filed with the Securities and Exchange Commission on May 11, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVALARA, INC.

(Exact name of registrant as specified in its charter)

Washington	7372	91-1995935
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

255 South King Street, Suite 1800

Seattle, Washington 98104

(206) 826-4900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Scott M. McFarlane

Chairman, Chief Executive Officer, and President

Avalara, Inc.

255 South King Street, Suite 1800

Seattle, Washington 98104

(206) 826-4900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

David F. McShea Andrew B. Moore Allison C. Handy Perkins Coie LLP 1201 Third Avenue, Suite 4900 Seattle, Washington 98101 (206) 359-8000	Alesia L. Pinney Executive Vice President, General Counsel, and Secretary Avalara, Inc. 255 South King Street, Suite 1800 Seattle, Washington 98104 (206) 826-4900	Eric C. Jensen John T. McKenna Alan D. Hambelton Cooley LLP 1700 Seventh Avenue, Suite 1900 Seattle, Washington 98101 (206) 452-8700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$150,000,000	$18,675

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares that the underwriters have the option to purchase from us.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated May 11, 2018.

                Shares

Common Stock

This is an initial public offering of shares of common stock of Avalara, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $        and $        . We intend to list our common stock on the New York Stock Exchange under the symbol “AVLR.”

Upon the completion of this offering, the members of our Board of Directors, our executive officers and our 5% or greater shareholders will beneficially own, in the aggregate, approximately     % of our outstanding common stock.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we intend to comply with reduced disclosure and regulatory requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Avalara	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2018.

Goldman Sachs & Co. LLC	J.P. Morgan	BofA Merrill Lynch

JMP Securities	KeyBanc Capital Markets	Stifel

Prospectus dated                 , 2018.

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We connect.

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We connect. With more than 600 pre-built software integrations and a robust API, we easily connect with the accounting, ERP, ecommerce, POS, recurring billing, and CRM systems companies of all sizes use to run their businesses, including those shown here solely to demonstrate the broad range of our partners and integrations.

Prospectus

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections of this prospectus titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless the context otherwise requires, we use the terms “Avalara,” the “Company,” “we,” “us,” and “our” in this prospectus to refer to Avalara, Inc. and, where appropriate, our consolidated subsidiaries.

Overview

Avalara’s motto is “Tax compliance done right.” The rise of digital commerce and international trade, coupled with constantly shifting taxation and reporting obligations imposed by the global patchwork of local, regional, state, and national taxing authorities, has created a tremendously complex and onerous compliance burden for businesses of all sizes. Avalara’s mission is to provide solutions for this challenge, allowing companies to focus on their core operations. We provide a leading suite of cloud-based solutions designed to improve accuracy and efficiency by automating the processes of determining taxability, identifying applicable tax rates, determining and collecting taxes, preparing and filing returns, remitting taxes, maintaining tax records, and managing compliance documents. In 2017, we processed an average of over 16 million tax determinations per day. Our vision is to be part of every transaction in the world.

Thousands of local, regional, state, and national taxing authorities in the United States and internationally impose a variety of transaction taxes that businesses operating in those jurisdictions collect from customers. Businesses must comply with these transaction tax obligations, which require determination, collection, and remittance of taxes, as well as maintaining records of registrations, taxes collected, tax exemption certificates, and other compliance documents. Transaction tax rules and regulations change frequently and are neither intuitive nor consistent across taxing jurisdictions, of which there are more than 12,000 in the United States alone, creating a massively complex compliance challenge. Determining the tax due on a particular sale depends not only on the precise geographic location of the transaction within the relevant taxing jurisdictions and the classification of the product or service in one of thousands of categories, it can also vary because of temporary tax incentives that change the tax rate for specific products, time periods, and transaction thresholds. Further complications arise from the thousands of rule changes enacted every year as taxing authorities amend their tax rates and taxability rules, modify jurisdictional boundaries, and implement other regulatory changes.

In addition to being complex, transaction tax determinations often must be performed and communicated to various invoice-generating systems in real time, at the time of the transaction. Compliance is even more burdensome for businesses required to collect tax on numerous products or services in multiple jurisdictions, which is increasingly common with the rise of ecommerce, globalization, and omnichannel retailing.

Today, many businesses attempt to handle transaction tax compliance processes manually, often through the use of static tax tables in spreadsheet software and reliance on internal staff to track relevant transaction tax requirements and changes. Businesses relying on manual processes for transaction tax compliance risk miscalculations and incorrect collections, which can result in customer dissatisfaction and financial penalties. Many businesses conduct transactions using business applications such as accounting, enterprise resource planning (ERP), ecommerce, point of sale (POS), recurring billing, and customer relationship management (CRM) systems. Although these systems may include rudimentary tax calculation capabilities, they are not sufficiently robust or current to provide accurate tax determinations for many businesses.

The Avalara Compliance Cloud combines an advanced database of broad, deep, and up-to-date tax content with technology for executing compliance processes, including tax determination, tax document management, and returns preparation and filing. Our platform powers a suite of solutions that enable businesses to address the complexity of transaction tax compliance, process transactions in real time, produce detailed records of transaction tax determinations, and reduce errors, audit exposure, and total transaction tax compliance costs. Businesses that use our solutions can allocate fewer personnel to manage transaction tax compliance and focus their efforts on core business operations.

The Avalara Compliance Cloud is designed to integrate seamlessly with our customers’ business applications and be easy to administer and maintain. As transactions are executed in our customers’ business applications, the Avalara Compliance Cloud performs a series of operations to deliver tax compliance functionality in real time. We enable this through our more than 600 pre-built integrations that are designed to link the Avalara Compliance Cloud to business applications used for accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. These integrations typically require little customer configuration or ongoing oversight. Our cloud architecture ensures that our tax content updates are immediately and automatically applied to our customers’ transactions. Our powerful and intuitive web-based console simplifies configuration and unifies administration, reporting, and returns processing across a customer’s multiple business applications.

As a result of our competitive strengths, our platform becomes deeply embedded in our customers’ business processes and systems, providing them with an automated solution central to their ability to transact. Our strategic position drives long-term customer relationships, as evidenced by our net revenue retention rate, which was 107% on average for the four quarters ended March 31, 2018. See the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Net Revenue Retention Rate” for additional information regarding our net revenue retention rate.

Businesses across industries and of all sizes, ranging from small businesses to Fortune 100 companies, use our solutions. Mid-market customers, with 20 to 500 employees, have been and remain our primary target market segment for marketing and selling our solutions. Our diverse customer base included approximately 6,250, 7,490, and 7,760 core customers as of December 31, 2016 and 2017 and March 31, 2018, respectively. In 2017, our core customers represented more than 85% of our total revenue. As the offerings on our platform have expanded, so too has our addressable customer base. Our number of core customers represents less than half of our total number of customers and does not include a substantial number of customers of various sizes who do not meet the revenue threshold to be considered a core customer. Many of these customers are in the small business and self-serve segment of the marketplace, which represents strategic value and a growth opportunity for us. Customers who do not meet the revenue threshold to be considered a core customer provide us with market share and awareness, and we anticipate that some may grow into core customers. While most of our revenue is currently generated by customers located in the United States, we support transaction tax compliance in Europe, South America, and Asia and are expanding our international presence. See the section of this prospectus titled “Management’s Discussion and

Analysis of Financial Condition and Results of Operations—Key Business Metrics—Number of Core Customers” for additional information regarding core customers.

We sell our solutions primarily on a subscription basis. We target most prospects via cost-effective digital marketing strategies and qualify them using predictive analytics. The majority of our sales, to new and existing customers, are direct and conducted via telephone, requiring minimal in-person interaction. Our sales force also manages a network of business application providers and other customer referral sources that provide us with qualified leads and, in some cases, purchase functionality from us for use by their customers. In some cases, particularly for customers with larger and more complex needs, we conduct some in-person sales. Our small business customers can subscribe to our solutions via an automated, self-service ordering process.

We have acquired and integrated multiple businesses, primarily to augment the tax content of the Avalara Compliance Cloud, to serve the needs of businesses in different geographies or industries, or to improve our ability to serve all aspects of transaction tax compliance. Substantial portions of our business, including our tax return preparation and filing, and our compliance document management solutions, are based on acquired content and technology. Since 2014, we have acquired our excise tax, lodging tax, communications tax, portions of our European VAT, and Brazil tax solutions. We intend to continue pursuing opportunities to broaden our suite of solutions and international presence, and integrating new content and solutions.

We generated revenue of $123.2 million, $167.4 million, $213.2 million, and $61.4 million in 2015, 2016, 2017, and the three months ended March 31, 2018, respectively. We had net losses of $77.8 million, $57.9 million, $64.1 million, and $15.2 million in 2015, 2016, 2017, and the three months ended March 31, 2018, respectively, primarily due to our investments in growth.

Industry Background

Transaction taxes are ubiquitous and complex, and compliance is increasingly difficult for businesses of all sizes.

Businesses, regardless of size, industry, or location, are subject to transaction tax compliance requirements. These requirements are burdensome even for a business transacting only in a single location, and become exponentially more complex for the increasing number of companies doing business in multiple taxing jurisdictions and offering numerous products and services that are taxed in myriad ways.

The responsibility for accurately determining and collecting sales tax generally falls on the seller, which must go through a series of steps to determine the tax due for each transaction. These steps involve complexities that are often prone to error and difficult to manage when conducted manually. Varying dynamics in local, regional, state, and national legislative processes in the United States and internationally have resulted in a patchwork of transaction tax rules that are not intuitive, often confusing, and inconsistent across jurisdictions. For example, digital music downloads are currently taxable in New Jersey but tax exempt in Iowa. Even within states, tax rules applied to similar products can vary widely. In New York City, a plain bagel, sliced and toasted is currently taxable, while a plain bagel to go is tax exempt. Further complications arise from the thousands of changes enacted every year as taxing authorities amend their tax rates and taxability rules, modify taxing jurisdictions, and implement other regulatory changes.

Adding to the complexity is the fact that businesses face a variety of transaction tax types that vary based on industry and location, including sales and use tax, VAT, excise tax, lodging tax, and communications tax. Each of these tax types have different methods for calculating and applying the applicable rate, requiring different processes for compliance.

Due to the importance of tax revenue, taxing authorities conduct transaction tax audits to verify accurate and timely collection and payment. These audits can be time consuming and distracting to a business, and can cost hundreds of thousands, or even millions, of dollars, including internal and external audit management costs, as well as payment of uncollected taxes, penalties, and interest.

Commerce across multiple jurisdictions increases the burden of transaction tax compliance.

Conducting commerce across multiple jurisdictions involves a complex set of location-by-location, region-by-region, state-by-state, country-by-country, and product-by-product application of tax laws. Businesses that operate in multiple jurisdictions must stay up to date in each one as governing bodies amend their tax rates and taxability rules, modify jurisdictional boundaries, and implement other regulatory changes. Ecommerce, globalization, and omnichannel retailing have facilitated cross-jurisdiction transactions for businesses of all sizes, increasing their transaction tax compliance burden and risk, and the need for an automated compliance solution.

Challenges exist with current approaches.

Many businesses attempt to handle transaction tax compliance processes manually, risking miscalculations and incorrect collections, which can result in customer dissatisfaction and financial penalties. Some businesses supplement their internal manual efforts with costly outsourced professional service firms to perform tax compliance functions. Many businesses conduct transactions using business applications such as accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. These systems sometimes include rudimentary tax calculation capabilities, but they are not sufficiently robust or current to provide accurate tax determinations for many businesses. Businesses may also rely on tax-specific software products from providers other than Avalara, but these often offer limited pre-built integrations with critical business applications, can require ongoing updates, are deployed on-premises, or have a high cost of ownership.

Our Opportunity

We believe that the total addressable market for transaction tax compliance solutions is large and underpenetrated. We estimate that the addressable market in the United States alone for the solutions we offer today is over $8 billion. We calculate this figure by identifying the number of U.S. companies across all industries using certain data from, for companies with 20 or more employees, S&P Global Market Intelligence and, for companies with fewer than 20 employees, the U.S. Census Bureau 2015 Statistics of U.S. Businesses. We then segment these companies into four separate cohorts based on the number of employees: companies that have fewer than 20 employees, companies that have between 20 and 100 employees, companies that have between 101 and 500 employees, and companies that have 501 employees or more. We then multiply the number of U.S. companies in each of these four cohorts by the following:

•	For companies with fewer than 20 employees, which represent a market that has not historically been our primary focus but which also represent a growth area for us, our expected revenue for a customer that purchases subscriptions through our self-serve web tool for 1,200 determinations and 12 return filings per year.

•	For companies with 20 to 100 employees, 101 to 500 employees or 501 or more employees, the 2017 average annual revenue per customer within each respective cohort based on revenues of all customers that we could precisely match between our customer account records and S&P Global Market Intelligence data for the respective cohort.

We believe this $8 billion figure understates our total addressable market, as it does not account for businesses outside the United States, or potential future expansion in the solutions we offer and corresponding potential increases in average annual revenue per customer.

We believe that the total addressable market for our solutions is also driven in part by transaction taxes collected. The Organisation for Economic Co-operation and Development (OECD) estimates that $377 billion of sales taxes were collected in the United States for 2016. We estimate that our AvaTax solution determined approximately $5.8 billion of remitted sales and use taxes in the United States in 2016. In addition, the OECD estimates that $445 billion of other transaction taxes were collected in the United States in 2016, including excise taxes, customs and import duties, and taxes on specific services, such as transportation, communications, insurance, advertising, hotels and lodging, restaurants, entertainments, gambling, and sporting events.

While most of our revenue is currently generated from customers located in the United States, we support transaction tax compliance in Europe, South America, and Asia and believe we have a significant growth opportunity in these markets. For example, the OECD estimates that over $1.2 trillion of VAT was collected in Europe for 2016. Although we are in the early stages of developing our international presence and therefore have less historical data with which to assess the size of our market opportunities, we believe that Europe and other jurisdictions throughout the world represent a significant additional addressable market for our transaction tax compliance solutions.

We intend to capture more of our total addressable market as we pursue our vision to be a part of every transaction in the world and solve compliance challenges with respect to the trillions of dollars of transaction taxes collected globally every year.

Avalara Compliance Cloud

The Avalara Compliance Cloud enables customers to address the complexity of transaction tax compliance, process transactions in real time, produce detailed records of transaction tax determinations, and reduce errors, audit exposure, and total transaction tax compliance costs. Our platform powers a suite of compliance solutions for transaction tax determination; tax return preparation, filing, and remittance; tax records maintenance; and exemption certificate and other compliance document storage and management. Our solutions use an advanced database of broad, deep, and up-to-date tax content for a wide and growing range of transaction taxes, such as sales and use tax, VAT, excise tax, lodging tax, and communications tax.

Compared to on-premises products, our comprehensive, integrated suite of automated, cloud-based compliance solutions requires substantially less upfront deployment effort, hardware purchases, and ongoing maintenance and support costs. Our solutions reduce our customers’ need for manual research and the related higher personnel costs, and eliminate the need for a patchwork of disparate products and services for separate transaction tax compliance functions.

Our Competitive Strengths

Our key competitive strengths include:

•	Powerful technology. Our proprietary platform powers a comprehensive and integrated set of transaction tax compliance solutions that enable our customers to automate and accurately manage their transaction tax compliance processes. Our platform combines an extensive proprietary database containing tax jurisdiction boundaries, tax rates, product- and date-specific taxability rules, and return preparation and filing requirements, with advanced algorithms for precise real time address validation via geolocation technology, application of taxability rules, tax determination, tax return preparation and filing, tax remittance, and tax forms and records management. Our AvaTax solution processes transaction tax determinations in under 60 milliseconds on average and in 2017 we processed an average of over 16 million tax determinations per day, including approximately 58.2 million on Cyber Monday 2017, the most significant day for online sales in U.S. history.

•	Extensive integrations. We have invested in developing and maintaining more than 600 pre-built integrations that are designed to embed our solutions seamlessly into leading business applications, including accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. We believe that maintaining pre-built integrations with a broad range of business applications provides a competitive advantage, to which we refer as a moat, as these integrations dramatically reduce implementation time, effort, and cost; enable our solutions to function seamlessly with the core applications our customers use to process and manage their transactions; and allow customers to easily and efficiently manage tax compliance across multiple business applications. We offer far more pre-built integrations with these applications than other tax software providers and we plan to continue adding more. We have pre-built integrations with leading business application providers such as Magento, QuickBooks, Microsoft, NetSuite, Sage, 3dCart, Salesforce, and Epicor, that customers can use to connect our solutions with their applications. In addition, we have relationships with some application providers, including BigCommerce, Shopify, and others, that include our pre-built integrations in their platforms, allowing customers to easily choose our solutions to automate transaction tax determinations.

•	Extensive content. We have amassed, expanded, and integrated an extensive database of statutory tax content, including product classifications and taxability rules, exemption conditions, tax holidays, jurisdiction boundaries, tax rates, thresholds, registration, and return preparation and filing requirements, as well as more than 19 million uniform product codes, or UPC codes, linked to taxability rules. We employ a large group of tax research analysts who continually update this extensive library of content. Our extensive tax content and forms databases have enabled us to serve the compliance needs of an ever-expanding list of businesses in different geographies and industries such as fuels, communications, and lodging.

•	Comprehensive, easy-to-use, scalable solutions. We provide solutions to a full range of transaction tax compliance burdens. All of our solutions can be configured and managed using our intuitive administrative console, which we regard as a significant differentiator from other transaction tax services because it facilitates fast and easy company-specific configuration, detailed transaction analysis, and access to detailed reports, worksheets, calendars, and other management functions.

•

Broad ecosystem.    We have strategically built a broad range of relationships with a network of business application providers and their reseller channels, integration developers, implementation specialists, and accounting and financial advisors. These relationships provide us with an effective distribution channel, the majority of our pre-built integrations, a source of referral business, occasions for cross-selling, new opportunities for compliance automation, and early access to developing technologies.

As a result of our competitive strengths, our platform becomes deeply embedded in our customers’ business processes and systems, providing them with an automated solution central to their ability to transact. Our strategic position drives long-term customer relationships, as evidenced by our net revenue retention rate, which was 107% on average for the four quarters ended March 31, 2018.

Our Growth Strategies

We plan to continue investing to provide our customers with best-in-class solutions and to expand our market opportunity. Our primary growth strategies include:

•	Broaden our base of customers. We believe that the market for comprehensive, automated transaction tax compliance solutions is large and underserved, and therefore we can significantly increase our customer base. In addition, as businesses expand their product and jurisdictional footprints, we believe the need for cost-effective transaction tax compliance solutions increases. We will continue to invest in our sales and marketing efforts, both domestically and internationally, and intend to expand into new markets to grow our customer base.

•	Grow revenue from our existing customers. Many of our customers begin with a single solution, such as our AvaTax determination solution. This initial entry point establishes Avalara as a trusted part of a customer’s financial system, and as a customer’s sales increase and the number of transactions processed grows, our volume-based subscription model generates more revenue. The initial entry point also provides us with significant cross-sell opportunities, including tax return preparation and filing, tax remittance, and tax exemption certificate and other compliance documents management. These solutions work together to provide customers with a comprehensive automated solution for all of their transaction tax compliance needs.

•	Expand our partner ecosystem. We have an extensive network of business application providers and other customer referral sources that provides us with qualified leads and new customer opportunities. In some cases, providers purchase functionality from us for use by their customers. We intend to expand our partner ecosystem by actively seeking new relationships that offer exposure to potential customers and integrations with more business applications.

•	Expand international reach. We believe that we have a significant opportunity to expand our suite of solutions for use outside of the United States. Of our 12 worldwide offices, four are located outside the United States and we support transaction tax compliance in Europe, South America, and Asia. We plan to continue investing in these geographies, while also expanding our solutions and growing our sales force to expand into new regions.

•

Broaden our content and suite of solutions.    We devote substantial resources to continuously improve the Avalara Compliance Cloud, add innovative new features and functionalities, add content, build technology to support new content types, and improve the user experience for our solutions. We have also made and intend to continue to make significant investments to acquire accurate, relevant content and expertise to best serve the transaction tax compliance needs of our customers. For example, we acquired our excise tax, lodging tax, communications tax, portions of our European VAT, Brazilian transaction tax, and tariffs and duties solutions. These acquisitions accelerate the expansion of our tax content, solutions, customer base, cross-selling opportunities, and geographic reach. We intend to continue pursuing opportunities to acquire businesses and technologies that accomplish our strategic objectives.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section of this prospectus titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to:

•	we have incurred significant operating losses in the past and may never achieve or maintain profitability;

•	our revenue growth rate depends on existing customers renewing and upgrading their subscriptions, and if we fail to retain our customers or upgrade their subscriptions, our business will be harmed;

•	if we are unable to attract new customers on a cost-effective basis, our business will be harmed;

•	our revenue growth rate may not be sustainable;

•	if we fail to effectively manage our growth, our business, results of operations, and financial condition would likely be harmed;

•	we derive substantially all of our revenue from the delivery of our sales and use tax determination solution, and any failure of this solution to satisfy customer demands or to achieve increased market acceptance could adversely affect our business, results of operations, financial condition, and growth prospects;

•	we may not successfully develop or introduce new solutions that achieve market acceptance, or successfully integrate acquired products, services, or content with our existing solutions, and our business could be harmed and our revenue could suffer as a result;

•	our business and success depends in part on our strategic relationships with third parties, including our partner ecosystem, and our business would be harmed if we fail to maintain or expand these relationships;

•	our acquisitions of, and investments in, other businesses, products, or technologies may not yield expected benefits and our inability to successfully integrate acquisitions may negatively impact our business, financial condition, and results of operations;

•	we face significant competition from other transaction tax compliance software providers and professional services firms, as well as the challenge of convincing businesses using do-it-yourself approaches to switch to our solutions; and

•	upon completion of this offering, our directors, officers and 5% or greater shareholders will beneficially own a majority of our outstanding voting stock and will be able to control shareholder decisions on very important matters.

Corporate Information

Our principal executive offices are located at 255 South King Street, Suite 1800, Seattle, Washington 98104, and our telephone number is (206) 826-4900. Our website is www.avalara.com.

Information contained on, or that can be accessed through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. We were incorporated in the State of Washington in August 1999 under the name Advantage Solutions, Inc. and changed our name to Avalara, Inc. in December 2005.

Avalara, the Avalara logo, AvaTax, the Avalara Compliance Cloud, “Tax compliance done right,” and other trademarks or service marks of Avalara appearing in this prospectus are the property of Avalara. Other trade names, trademarks, and service marks appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. An emerging growth company may take advantage of reduced disclosure and regulatory requirements that are otherwise generally applicable to public companies, including not being required to obtain an attestation report from our independent registered public accounting firm on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, presenting reduced disclosure regarding executive compensation in our periodic reports and proxy statements, and not being required to hold nonbinding advisory shareholder votes on executive compensation or golden parachute arrangements.

In addition, pursuant to the JOBS Act, as an “emerging growth company” we have elected to take advantage of an extended transition period for complying with new or revised accounting standards. This effectively permits us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors.

We will cease to be an emerging growth company upon the earlier to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of this offering.

THE OFFERING

Common stock offered by us	shares

Option to purchase additional shares	shares

Common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares of our common stock is exercised in full), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, which we currently expect will include headcount expansion, continued investment in our sales and marketing efforts, product development, general and administrative matters, and working capital. We also intend to use a portion of the net proceeds from this offering to repay the outstanding balance under our revolving credit facility. As of March 31, 2018, the outstanding principal balance under our revolving credit facility was $28.0 million. We also may use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies, or other assets. However, we have not entered into any agreements or commitments with respect to any specific acquisitions or investments at this time. See the section of this prospectus titled “Use of Proceeds” for additional information.

Proposed New York Stock Exchange symbol	“AVLR”

The number of shares of our common stock to be outstanding after the closing of this offering is based on 57,152,436 shares of our common stock outstanding as of March 31, 2018 and excludes:

•	11,213,733 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2018, with a weighted average exercise price of $10.99 per share;

•	1,584,824 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan, or the 2006 Plan;

•	an estimated shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan, or the 2018 Plan, to be effective on the date of this prospectus; and

•	an estimated shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, or the ESPP, to be effective on the date of this prospectus.

The 2018 Plan will initially authorize the issuance of 8% of the total number of shares outstanding on the closing of this offering. The ESPP will initially authorize the issuance of 1.5% of the total number of shares of common stock outstanding as of the effective date of this offering, up to 1,500,000 shares. On the date of this prospectus, any shares covered by awards under the 2006 Plan that expire, are settled in cash without the delivery of shares, or are forfeited, surrendered, cancelled, repurchased, or withheld will become available for issuance under the 2018 Plan. The 2018 Plan and the ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section of this prospectus titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	a 2-to-1 reverse stock split of our shares of common stock effected May 10, 2018;

•	the issuance of shares of common stock issuable upon the automatic net exercise of warrants outstanding as of March 31, 2018, with a weighted average exercise price of $10.15 per share, immediately prior to the closing of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 50,888,014 shares of common stock immediately prior to the closing of this offering;

•	the filing of our amended and restated articles of incorporation in connection with the closing of this offering;

•	no exercise of outstanding options after March 31, 2018; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statements of operations data for the years ended December 31, 2015, 2016, and 2017 from audited consolidated financial statements appearing elsewhere in this prospectus. We derived the following selected consolidated statements of operations data for the three months ended March 31, 2017 and 2018 and the summary consolidated balance sheet data as of March 31, 2018 from unaudited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair presentation of the financial statements. Historical results are not necessarily indicative of the results that may be expected in the future and the results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the full year or any other period. The selected financial data set forth below should be read together with the financial statements and the related notes to those statements, as well as the sections of this prospectus titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription and returns	$112,804	$154,967	$199,942	$45,848	$57,870
Professional services and other	10,354	12,459	13,217	3,117	3,507

Total revenue	123,158	167,426	213,159	48,965	61,377
Cost of revenue(1):
Subscription and returns	34,856	41,307	48,849	11,244	14,817
Professional services and other	5,889	7,206	9,128	2,319	2,692

Total cost of revenue	40,745	48,513	57,977	13,563	17,509

Gross profit	82,413	118,913	155,182	35,402	43,868

Operating expenses:
Research and development(1)	29,787	32,848	41,264	9,682	12,619
Sales and marketing(1)	98,686	103,483	133,794	30,300	37,307
General and administrative(1)	33,683	36,875	34,286	10,613	9,211
Goodwill impairment and restructuring charges(2)	—	—	9,170	—	—

Total operating expenses	162,156	173,206	218,514	50,595	59,137

Operating loss	(79,743)	(54,293)	(63,332)	(15,193)	(15,269)

Total other (income) expense, net	1,614	2,955	2,013	954	828

Loss before income taxes	(81,357)	(57,248)	(65,345)	(16,147)	(16,097)

Provision for (benefit from) income taxes	(3,593)	640	(1,219)	(149)	(848)

Net loss	$(77,764)	$(57,888)	$(64,126)	$(15,998)	$(15,249)

Net loss attributable to common shareholders—basic and diluted(3)	$(77,764)	$(57,888)	$(64,126)	$(15,998)	$(15,249)

Net loss per share attributable to common shareholders—basic and diluted(3)	$(16.96)	$(10.15)	$(11.39)	$(2.97)	$(2.47)

Weighted average shares of common stock outstanding—basic and diluted(3)	4,586	5,706	5,632	5,389	6,170

Pro forma net loss attributable to common shareholders—basic and diluted (unaudited)(3)

Pro forma net loss per share attributable to common shareholders—basic and diluted (unaudited)(3)

Pro forma weighted average shares of common stock outstanding—basic and diluted (unaudited)(3)

Non-GAAP Financial Data (unaudited)
Non-GAAP operating loss(4)	$(68,660)	$(41,107)	$(37,425)	$(10,738)	$(10,349)
Free cash flow(5)	(54,920)	(28,356)	(17,496)	(8,319)	(17,000)

(1)	The stock-based compensation expense included above was as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Cost of revenue	$496	$856	$976	$226	$296
Research and development	1,120	1,265	2,391	491	581
Sales and marketing	1,705	2,209	3,789	837	1,045
General and administrative	3,699	3,782	4,601	1,468	1,588

Total stock-based compensation	$7,020	$8,112	$11,757	$3,022	$3,510

The amortization of acquired intangibles included above was as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Cost of revenue	$2,512	$3,244	$3,717	$915	$898
Research and development	—	—	—	—	—
Sales and marketing	1,423	1,706	1,913	480	502
General and administrative	128	124	102	38	10

Total amortization of acquired intangibles	$4,063	$5,074	$5,732	$1,433	$1,410

(2)	The goodwill impairment included above was $8.4 million and the restructuring charges were $0.8 million.
(3)	See Note 12 of the notes to our consolidated financial statements included in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share attributable to common shareholders and the weighted-average number of shares used in the computation of the per share amounts.
(4)	We calculate non-GAAP operating loss as operating loss before stock-based compensation expense, amortization of acquired intangibles, and goodwill impairments. For more information about non-GAAP operating loss and a reconciliation of non-GAAP operating loss to operating loss, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP, see the section of this prospectus titled “Selected Consolidated Financial Data—Use of Non-GAAP Financial Measures.”
(5)	We define free cash flow as net cash used in operating activities less cash used for the purchase of property and equipment. For more information about free cash flow and a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section of this prospectus titled “Selected Consolidated Financial Data—Use of Non-GAAP Financial Measures.”

	As of March 31, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(unaudited)
Consolidated Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$12,622	$12,622	$
Working capital (excluding deferred revenue)	17,315	17,315
Total assets	208,865	208,865
Deferred revenue (current and noncurrent)	103,878	103,878
Credit facility (current and noncurrent)	57,529	57,529
Total liabilities	245,174	245,174
Convertible preferred stock	370,854	—
Total shareholders’ deficit	(407,163)

(1)	Reflects (1) the conversion of all outstanding shares of preferred stock into an aggregate of 50,888,014 shares of common stock as of March 31, 2018, (2) the issuance of shares of common stock issuable upon the automatic net exercise of warrants outstanding as of March 31, 2018, with a weighted average exercise price of $10.15 per share, immediately prior to the closing of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (3) the filing and effectiveness of our amended and restated articles of incorporation, in each case as if such conversion, issuance, filing, and effectiveness had occurred on March 31, 2018.
(2)	Reflects the pro forma adjustments described in footnote (1) above and the sale and issuance of shares of our common stock in this offering at the initial public offering price of $ per share after deducting the underwriting discount and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described in the section of this prospectus titled “Use of Proceeds.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations, and prospects could be harmed. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

We have incurred significant operating losses in the past and may never achieve or maintain profitability.

We have incurred significant operating losses since our inception, including net losses of $77.8 million, $57.9 million, $64.1 million, and $15.2 million in 2015, 2016, 2017, and the three months ended March 31, 2018. We had an accumulated deficit of $427.3 million and a working capital deficit of $78.2 million as of March 31, 2018. Because the market for our solutions is not fully developed and is rapidly evolving, it is difficult for us to predict our results of operations. We expect our operating expenses to continue to increase in future periods as we hire additional sales and other personnel, improve the Avalara Compliance Cloud, invest in sales and marketing initiatives, expand our international reach, and potentially acquire complementary technology and businesses. If our revenue does not increase to offset increases in our operating expenses, we may never achieve or maintain profitability. Revenue growth may slow, revenue may decline, or we may incur significant losses in the future for a number of possible reasons, including slowing demand for our solutions, general macroeconomic conditions, increasing competition, a decrease or slowing in the growth of the markets in which we compete, or if we fail for any reason to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, service delivery and quality problems, regulatory or legislative changes, and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or if our revenue growth expectations are not met in future periods, our financial performance will be harmed.

Our revenue growth rate depends on existing customers renewing and upgrading their subscriptions, and if we fail to retain our customers or upgrade their subscriptions, our business will be harmed.

We cannot accurately predict customer behavior. Our customers have no obligation to renew their subscriptions for our solutions after the expiration of their subscription periods and our customers may not renew subscriptions for a similar mix of solutions or transaction volumes. Our renewal rates may decline as a result of a number of factors, including customer dissatisfaction, customers’ spending levels, decreased customer transaction volumes, increased competition, changes in tax laws or rules, pricing changes, deteriorating general economic conditions, or legislative changes affecting tax compliance providers. If our customers do not renew their subscriptions, or reduce the solutions or transaction volumes purchased under their subscriptions, our revenue may decline and our business may be harmed.

Our future success also depends in part on our ability to sell additional solutions and transaction volumes to existing customers. For example, many of our customers initially start with our AvaTax sales tax determination solution and then later combine that determination solution with one or more of our other solutions, such as returns preparation and filing, tax remittance, determination for additional tax types, or tax exemption certificate management. If our efforts to sell our additional solutions to our customers are not successful, it may decrease our revenue growth and harm our business, results of operations, and financial condition.

If we are unable to attract new customers on a cost-effective basis, our business will be harmed.

To grow our business, we must continue to grow our customer base in a cost-effective manner. Increasing our customer base and achieving broader market acceptance of our solutions will depend, to a significant extent, on our ability to effectively expand our sales and marketing activities, as well as our partner network of business application providers and other customer referral sources. We may not be able to recruit qualified sales and marketing personnel, train them to perform, and achieve an acceptable level of production from them on a timely basis or at all. In the past, it has usually taken new members of our sales force at least six months to integrate into our operations and start converting sales leads at our expected levels. In addition, if we cannot continue to maintain or expand our relationships with our partner network, we may receive fewer referrals, the set of integrations we offer may not keep up with the market, and our customer acquisition strategy may become less effective. If we are unable to maintain effective sales and marketing activities and maintain and expand our partner network, our ability to attract new customers could be harmed, our sales and marketing expenses could increase substantially, and our business, results of operations, and financial condition may suffer.

Our revenue growth rate may not be sustainable.

Our revenue has grown rapidly, from $123.2 million in 2015, and $167.4 million in 2016 to $213.2 million in 2017. As our revenue base grows, we expect that our revenue growth rate will decline over time, and you should not rely on the revenue growth of any prior period as an indication of our future performance. This risk may increase with any future acquisition, particularly if the revenue growth rate of the acquired business has been lower than ours.

If we fail to effectively manage our growth, our business, results of operations, and financial condition would likely be harmed.

We have experienced, and may continue to experience, rapid growth in our headcount and operations, both domestically and internationally, which has placed, and may continue to place, significant demands on our management and our administrative, operational, and financial reporting resources. We have also experienced significant growth in the number of customers, number of transactions, and the amount of tax content that our platform and solutions support. Our growth will require us to hire additional employees and make significant expenditures, particularly in sales and marketing but also in our technology, professional services, finance, and administration teams, as well as in our facilities and infrastructure. Our ability to effectively manage our growth will also require the allocation of valuable management and employee resources and improvements to our operational and financial controls and our reporting procedures and systems. In addition, as we seek to continue to expand internationally, we will likely encounter unexpected challenges and expenses due to unfamiliarity with local requirements, practices, and markets. Our expenses may increase more than we plan and we may fail to hire qualified personnel, expand our customer base, enhance our existing solutions, develop new solutions, integrate any acquisitions, satisfy the requirements of our existing customers, respond to competitive challenges, or otherwise execute our strategies. If we are unable to effectively manage our growth, our business, results of operations, and financial condition would likely be harmed.

We derive a substantial portion of our revenue from the delivery of our sales and use tax determination solution, and any failure of this solution to satisfy customer demands or to achieve increased market acceptance could adversely affect our business, results of operations, financial condition, and growth prospects.

We currently derive a substantial portion of our revenue from subscriptions to our sales and use tax determination solution. We have added, and will continue to add, additional solutions to expand our offerings, but, at least in the near term, we expect to continue to derive the majority of our revenue from sales and use tax determination. As such, market acceptance of our sales and use tax determination solution is critical to our success. Demand for any of our solutions is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our solutions by existing and new customers, the timing of development and release of upgraded or new solutions on our platform, products and services introduced or upgraded by our competitors, pricing offered by our competitors, technological change, and growth or contraction in our addressable market. If we are unable to meet customer demands to offer our sales and use tax determination solution in a manner that is effective and at a price that the market will accept, or if we otherwise fail to achieve more widespread market acceptance of alternative solutions, our business, results of operations, financial condition, and growth prospects will suffer.

We may not successfully develop or introduce new solutions that achieve market acceptance, or successfully integrate acquired products, services, or content with our existing solutions, and our business could be harmed and our revenue could suffer as a result.

Our ability to attract new customers and increase revenue from existing customers will likely depend upon the successful development, introduction, and customer acceptance of new and enhanced versions of our solutions and on our ability to integrate any products, services, and content that we may acquire into our existing and future solutions. Moreover, if we are unable to expand our solutions beyond our current transaction tax compliance solutions, our customers could migrate to competitors who may offer a broader or more attractive range of products and services. Our business could be harmed if we fail to deliver new versions, upgrades, or other enhancements to our existing solutions to meet customer needs on a timely and cost-effective basis. Unexpected delays in releasing new or enhanced versions of our solutions, or errors following their release, could result in loss of sales, delay in market acceptance of our solutions, or customer claims against us, any of which could harm our business. The success of any new solution depends on several factors, including timely completion, adequate quality testing, and market acceptance. We may not be able to develop new solutions successfully or to introduce and gain market acceptance of new solutions in a timely manner, or at all. Additionally, we must continually modify and enhance our solutions to keep pace with changes in hardware systems and software applications, database technology, and evolving technical standards and interfaces. As a result, uncertainties related to the timing and nature of business application providers, announcements or introductions of new solutions, or modifications by vendors of existing hardware systems or back-office or Internet-related software applications, could harm our business and cause our revenue to decline.

Our business and success depends in part on our strategic relationships with third parties, including our partner ecosystem, and our business would be harmed if we fail to maintain or expand these relationships.

We depend on, and anticipate that we will continue to depend on, various third-party relationships to sustain and grow our business. We are highly dependent on relationships with third-party publishers of software business applications, including accounting, enterprise resource planning (ERP), ecommerce, point-of-sale (POS), recurring billing, and customer relationship management (CRM) systems, because the integration of our solutions with their applications allows us to reach their sizeable customer bases. Our sales and our customers’ user experience are dependent on our ability to connect easily to such third-party software applications. We may fail to retain and expand these integrations or relationships for many reasons, including due to third parties’ failure to maintain, support, or secure their technology platforms in general and our integrations in particular, or errors, bugs, or defects in their technology, or changes in our technology platform. Any such failure could harm our relationship with our customers, our reputation and brand, and our business and results of operations.

As we seek to add different types of partners to our partner ecosystem described in the section of this prospectus titled “Business—Partners,” including integration partners, referral partners, Avalara Included Partners, and professional service partners, it is uncertain whether these third parties will be successful in building integrations, co-marketing our solutions to provide a significant volume and quality of lead referrals and orders, and continuing to work with us as their own products evolve. Identifying, negotiating, and documenting relationships with additional partners requires significant resources. In addition, integrating third-party technology can be complex, costly, and time-consuming. Third parties may be unwilling to build integrations, and we may be required to devote additional resources to develop integrations for business applications on our own. Providers of business applications with which we have integrations may decide to compete with us or enter into arrangements with our competitors, resulting in such providers withdrawing support for our integrations. In addition, any failure of our solutions to operate effectively with business applications could reduce the demand for our solutions, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to these changes or failures in a cost-effective manner, our solutions may become less marketable, less competitive, or obsolete, and our results of operations may be negatively impacted.

In addition, we leverage the sales and referral resources of our network of referral partners through a variety of incentive programs. In the event that we are unable to effectively utilize, maintain, and expand these relationships, our revenue growth would slow, we would need to devote additional resources to the development, sales, and marketing of our solutions, and our financial results and future growth prospects would be harmed. Additionally, our referral partners may demand, or demand greater, referral fees or commissions.

Our acquisitions of, and investments in, other businesses, products, or technologies may not yield expected benefits and our inability to successfully integrate acquisitions may negatively impact our business, financial condition, and results of operations.

We have acquired a significant number of businesses, products, content (such as tax rate information), and technologies over the past several years, and we may acquire or invest in other businesses, products, content, or technologies in the future. Since 2014 we have acquired our fuel excise tax, lodging tax, communications tax, portions of our European VAT, and Brazil tax solutions. We may not realize the anticipated benefits, or any benefits, from our past or future acquisitions. In addition, if we finance acquisitions by incurring debt or by issuing equity or convertible or other debt securities, our existing shareholders may be diluted or we could face constraints related to the repayment of indebtedness, which could affect the market value of our capital stock. To the extent that the acquisition consideration is paid in the form of an earn-out on future financial results, the success of such an acquisition will not be fully realized by us for a period of time as it is shared with the sellers. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline. For us to realize the benefits of past and future acquisitions, we must successfully integrate the acquired businesses, products, or technologies with ours, which may take time. Some of the challenges to successful integration of our acquisitions include:

•	unanticipated costs or liabilities resulting from our acquisitions;

•	retention of key employees from acquired businesses;

•	difficulties integrating acquired operations, personnel, technologies, products, or content;

•	diversion of management attention from business operations and strategy;

•	diversion of resources that are needed in other parts of our business;

•	potential write-offs of acquired assets or investments;

•	inability to generate sufficient revenue to offset acquisition or investment costs;

•	inability to maintain relationships with customers and partners of the acquired business;

•	difficulty of transitioning acquired technology and related infrastructures onto our existing platform;

•	maintaining security and privacy standards consistent with our other solutions;

•	potential financial and credit risks associated with the acquired business or customers;

•	the need to implement controls, procedures, and policies at the acquired company; and

•	the tax effects of any such acquisitions.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments and negatively impact our business, financial condition, and results of operations.

We face significant competition from other transaction tax compliance software providers and professional services firms, as well as the challenge of convincing businesses using do-it-yourself approaches to switch to our solutions.

We face significant competitive challenges from do-it-yourself approaches, outsourced transaction tax compliance services offered by accounting and specialized consulting firms, and tax-specific software vendors. Traditional do-it-yourself approaches are people-intensive and involve internal personnel manually performing compliance processes, often relying on transaction-specific research, static tax tables, non-tax specific software, or rate calculator services, as well as manual filing and remittance activities. Many businesses using do-it-yourself approaches believe that these manual processes are adequate and may be unaware that there is an affordable solution that is more effective, resulting in an inertia that can be difficult to overcome. In addition, the up-front costs of our solutions can limit our sales to businesses using do-it-yourself processes.

In addition, there are a number of competing tax-specific software vendors, some of which have substantially greater revenue, personnel, and other resources than we do. Our larger competitors, such as CCH Incorporated (a subsidiary of Wolters Kluwer NV), ONESOURCE Indirect Tax (a division of Thomson Reuters), Sovos, and Vertex, Inc., as well as the state and local tax services offered by large accounting firms, have historically targeted primarily large enterprise customers, but many of them also market to small to medium-sized businesses in search of growth in revenue or market share. In addition, our competitors who currently focus their tax compliance services on small to medium-sized businesses, such as TPS Unlimited, Inc. d/b/a TaxJar, may be better positioned than larger competitors to increase their market share with small to medium-sized businesses, whether competing based on price, service, or otherwise. We also face a growing number of competing private transaction tax compliance businesses focused primarily on ecommerce. Increased competition may impact our ability to add new customers at the rates we have historically achieved. It is also possible that large enterprises with substantial resources that operate in adjacent compliance, finance, or ecommerce verticals may decide to pursue transaction tax compliance automation and become immediate, significant competitors. Our failure to successfully and effectively compete with current or future competitors could lead to lost business and negatively affect our revenue growth.

We face significant risks in selling our solutions to enterprise customers, and if we do not manage these efforts effectively, our results of operations and ability to grow our customer base could be harmed.

Sales to enterprise customers typically involve higher customer acquisition costs and longer sales cycles and we may be less effective at predicting when we will complete these sales. The historical sales cycle and conversion rate trends associated with our existing customers, most of whom to date have been mid-market businesses, may not apply to larger enterprise businesses for whom purchasing decisions may require the approval of more technical personnel and management levels. This potential customer base may require us to invest more time educating prospects about the benefits of our solutions, causing our sales cycle to lengthen and become less predictable. In addition, larger customers may demand more integration services and customization, and our standard pricing model may be less attractive to certain customers with very high volumes of transactions. As a result of these factors, sales opportunities to larger businesses may require us to devote greater research and development, sales, support, and professional services resources to individual prospective customers, resulting in increased acquisition costs and strains on our limited resources. Moreover, these larger transactions may require us to delay recognizing the associated revenue we derive from these prospective customers until any technical or implementation requirements have been met. Furthermore, because we have limited experience selling to larger businesses, our investment in marketing our solutions to these potential customers may not be successful, which could harm our results of operations and our overall ability to grow our customer base.

Our quarterly and annual results of operations are likely to fluctuate in future periods.

We expect to experience quarterly or annual fluctuations in our results of operations due to a number of factors, many of which are outside of our control. This makes our future results difficult to predict and could cause our results of operations to fall below expectations or our predictions. Factors that might cause quarterly or annual fluctuations in our results of operations include:

•	our ability to attract new customers and retain and grow revenue from existing customers;

•	our ability to maintain, expand, train, and achieve an acceptable level of production from our sales and marketing teams;

•	our ability to find and nurture successful sales opportunities;

•	the timing of our introduction of new solutions or updates to existing solutions;

•	our ability to grow and maintain our relationships with our network of third-party partners, including integration partners, referral partners, Avalara Included Partners, and professional service partners;

•	the success of our customers’ businesses;

•	our ability to successfully sell to enterprise businesses;

•	the timing of large subscriptions and customer renewal rates;

•	new government regulation;

•	changes in our pricing policies or those of our competitors;

•	the amount and timing of our expenses related to the expansion of our business, operations, and infrastructure;

•	any impairment of our intangible assets and goodwill;

•	any seasonality in connection with new customer agreements, as well as renewal and upgrade agreements, each of which have historically occurred at a higher rate in the fourth quarter of each year;

•	future costs related to acquisitions of content, technologies, or businesses and their integration; and

•	general economic conditions.

Any one of the factors above, or the cumulative effect of some or all of the factors referred to above, may result in significant fluctuations in our quarterly and annual results of operations. This variability and unpredictability could result in our failure to meet or exceed our internal operating plan. In addition, a percentage of our operating expenses is fixed in nature and is based on forecasted financial performance. In the event of revenue shortfalls, we may not be able to mitigate the negative impact on our results of operations quickly enough to avoid short-term impacts.

Because we recognize revenue from subscriptions for our solutions over the terms of the subscriptions and expense commissions associated with sales of our solutions immediately upon execution of a subscription agreement with a customer, our financial results in any period may not be indicative of our financial health and future performance.

We generally recognize revenue from subscription fees paid by customers ratably over the terms of their subscription agreements. As a result, most of the subscription revenue we report in each quarter is the result of agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter will not be fully reflected in our revenue results for that quarter. Any such decline, however, will negatively affect our revenue in future quarters. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as subscription revenue from new customers must be recognized over the applicable subscription terms.

In contrast, we expense commissions paid to our sales personnel and to our referral partners in the period in which we enter into an agreement for the sale of our solutions. Although we believe increased sales is a positive indicator of the long-term health of our business, increased sales could increase our operating expenses and decrease earnings in any particular period. Thus, we may report poor results of operations due to higher sales or customer referral source commissions in a period in which we experience strong sales of our solutions. Alternatively, we may report better results of operations due to the reduction of sales or customer referral source commissions in a period in which we experience a slowdown in sales. Therefore, you should not rely on our financial results during any one quarter as an indication of our financial health and future performance.

Our business is substantially dependent upon the continued development of the market for cloud-based software solutions.

We derive, and expect to continue to derive, substantially all of our revenue from the sale of subscriptions for our cloud-based software solutions. The market for cloud-based software solutions is not as mature as the market for on-premises software applications. We do not know whether the trend of adoption of cloud-based software solutions that we have experienced in the past will continue in the future, and the adoption rate of cloud-based software solutions may be slower at companies in industries with heightened data security interests or sensitivity to communication network slowdowns or outages. Our success will depend to a substantial extent on the widespread adoption of cloud-based software solutions in general, and of cloud-based tax software solutions in particular. Many businesses have invested substantial personnel and financial resources to integrate on-premises software products into their businesses and have been reluctant or unwilling to migrate to cloud-based software solutions. Furthermore, many larger businesses have been reluctant or unwilling to use cloud-based solutions because they have concerns regarding the risks associated with the security of their data and the reliability of the technology and service delivery model associated with solutions like ours. In addition, if we or other cloud-based providers experience security incidents, loss of customer data, disruptions in delivery, or other problems, the market for cloud-based software solutions as a whole, including for our solutions, may be negatively impacted. If the adoption of cloud-based software solutions does not continue at the rate we anticipate, the market for these solutions may stop developing or may develop more slowly than we expect, either of which would harm our results of operations.

We hold significant amounts of money that we remit to taxing authorities on behalf of our customers, and this may expose us to liability from errors, delays, fraud, or system failures, which may not be covered by insurance.

We handle significant amounts of our customers’ money so that we can remit those amounts to various taxing jurisdictions on their behalf. If our banks’ or our own internal compliance procedures regarding cash management fail, are hacked or sabotaged, or if our banks or we are the subject of fraudulent behavior by personnel or third parties, we could face significant financial losses. Our efforts to remit tax payments to applicable taxing jurisdictions only after receiving the corresponding funds from our customers may fail, which would expose us to the financial risk of collecting from our customers after we have remitted funds on their behalf.

Additionally, we are subject to risk from concentration of cash and cash equivalent accounts, including cash from our customers that is to be remitted to taxing jurisdictions, with financial institutions where deposits routinely exceed federal insurance limits. If the financial institutions in which we deposit our customers’ cash were to experience insolvency or other financial difficulty, our access to cash deposits could be limited, any deposit insurance may not be adequate, we could lose our cash deposits entirely, and we could be exposed to liability to our customers. Any of these events would negatively impact our liquidity, results of operations, and our reputation.

If we make errors in our customers’ transaction tax determinations, or remit their tax payments late or not at all, our reputation, results of operations, and growth prospects could suffer.

The tax determination functions we perform for customers are complicated from a data management standpoint, time-sensitive, and dependent on the accuracy of the database of tax content underlying our solutions. Some of our processes are not fully automated, such as our process for monitoring updates to tax rates and rules, and even to the extent our processes are automated, our solutions are not proven to be without any possibility of errors. If we make errors in our customers’ tax determinations, or remit their tax payments late or not at all, our customers may be assessed interest and penalties. For example, as a certified provider in the Streamlined Sales Tax program we determine and remit sales taxes to certain states on behalf of our customers, and that agreement contains provisions detailing the circumstances under which we may become liable to member states in the event of delinquent payment of taxes. In a situation where the state is conducting a sales tax audit and our customer has declared bankruptcy or otherwise terminated operations before the appropriate documentation or tax liabilities have been remitted to the taxing jurisdiction, we could be held to be financially responsible for certain tax liabilities. For certain of our solutions, we guarantee the accuracy of the results or output provided by those solutions, and could be liable under such guarantee for up to 12 months’ service fees for those solutions in the event of an error that results in uncollected taxes, penalties, or interest. Although our agreements have disclaimers of warranties and limit our liability (beyond the amounts we agree to pay pursuant to our guarantee, if applicable), a court could determine that such disclaimers and limitations are unenforceable as a matter of law and hold us liable for these errors. Further, in some instances we have negotiated agreements with specific customers or assumed agreements in connection with our acquisitions that do not limit this liability or disclaim these warranties. Additionally, erroneous tax determinations could result in overpayments to taxing authorities that are difficult to reclaim from the applicable taxing authorities. Any history of erroneous tax determinations for our customers could also cause our reputation to be harmed, could result in negative publicity, loss of or delay in market acceptance of our solutions, loss of customer renewals, and loss of competitive position. In addition, our errors and omissions insurance coverage may not cover all amounts claimed against us if such errors or failures occur. The financial and reputational costs associated with any erroneous tax determinations may be substantial and could harm our results of operations.

Changes in tax laws and regulations or their interpretation or enforcement may cause us to invest substantial amounts to modify our solutions, cause us to change our business model, or draw new competitors to the market.

Changes in tax laws or regulations or interpretations of existing taxation requirements in the United States or in other countries may require us to change the manner in which we conduct some aspects of our business and could harm our ability to attract and retain customers. For example, a material portion of our revenue is generated by performing what can be complex transaction tax determinations and corresponding preparation of tax returns and remittance of taxes. Changes in tax laws or regulations that reduce complexity or decrease the frequency of tax filings could negatively impact our revenue. In addition, there is considerable uncertainty as to if, when, and how tax laws and regulations might change. As a result, we may need to invest substantially to modify our solutions to adapt to new tax laws or regulations. If our platform and solutions are not flexible enough to adapt to changes in tax laws and regulations, our financial condition and results of operations may suffer.

A number of states have considered or adopted laws that attempt to require out-of-state retailers to collect sales taxes on their behalf or to provide the jurisdiction with information enabling it to more easily collect use tax. On April 17, 2018, the U.S. Supreme Court heard oral arguments in a challenge to such legislation (South Dakota v. Wayfair, Inc.). There has also been consideration of federal legislation related to taxation of ecommerce sales, including the Marketplace Fairness Act, which, if enacted into law, would allow states to require online and other out of state merchants to collect and remit sales and use tax on products and services that they may sell. Similar issues exist outside of the United States, where the application of value-added taxes or other indirect taxes on online retailers is uncertain and evolving. The effect of changes in tax laws and regulations is uncertain and dependent on a number of factors. Depending on the content of any sales tax legislation, the role of third-party compliance vendors may change, we may need to invest substantial amounts to modify our solutions or our business model, we could see a decrease in demand, we could see new competitors enter the market, or we could be negatively impacted by such legislation in a way not yet known.

Cybersecurity, data security, and data privacy breaches may create liability for us, damage our reputation, and harm our business.

We face risks of cyber-attacks, computer break-ins, theft, denial-of-service attacks, and other improper activity that could jeopardize the performance of our platform and solutions and expose us to financial and reputational harm. Such harm could be in the form of theft of our, or our customers’ confidential information, the inability of our customers to access our systems, or the improper re-routing of customer funds through fraudulent transactions. Third parties, including vendors that provide products and services for our operations, could also be a source of security risk to us in the event of a failure of their own security systems and infrastructure. Our network of business application providers could also be a source of vulnerability to the extent their business applications interface with ours, whether unintentionally or through a malicious backdoor. We do not review the software code included in third-party integrations in all instances. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our solutions, such as denial of service attacks. Any of these occurrences could create liability for us, put our reputation in jeopardy, and harm our business.

Our customers provide us with information that our solutions store, some of which is confidential information about them or their financial transactions. In addition, we store personal information about our employees and, to a lesser extent, those who purchase products or services from our customers. We have security systems and information technology infrastructure designed to protect against unauthorized access to such information. The security systems and infrastructure we maintain may not be successful in protecting against all security breaches and cyber-attacks, social-engineering attacks, computer break-ins, theft, and other improper activity. Threats to our information technology security can take various forms, including viruses, worms, and other malicious software programs that attempt to attack our solutions or platform or to gain access to the data of our customers or their customers. Any significant violations of data privacy could result in the loss of business, litigation, regulatory investigations, loss of customers, and penalties that could damage our reputation and adversely affect the growth of our business.

Failures in Internet infrastructure or interference with broadband or wireless access could cause current or potential customers to believe that our platform or solutions are unreliable, leading these customers to switch to our competitors or to avoid using our solutions, which could negatively impact our revenue or harm our opportunities for customer growth.

Our solutions depend on our customers’ high-speed broadband or wireless access to the Internet, particularly for our POS and ecommerce customers whose businesses require real time tax determinations. Increasing numbers of customers and bandwidth requirements may degrade the performance of our solutions due to capacity constraints and other Internet infrastructure limitations, and additional network capacity to maintain adequate data transmission speeds may be unavailable or unacceptably expensive. If adequate capacity is not available to us, our solutions may be unable to achieve or maintain sufficient data transmission, reliability, or performance. In addition, if Internet service providers and other third parties providing Internet services, including incumbent phone companies, cable companies, and wireless companies, have outages or suffer deterioration in their quality of service, our customers may not have access to or may experience a decrease in the quality of our solutions. These providers may take measures that block, degrade, discriminate, disrupt, or increase the cost of customer access to our solutions. Any of these disruptions to data transmission could lead customers to switch to our competitors or avoid using our solutions, which could negatively impact our revenue or harm our opportunities for growth.

Our platform, solutions, and internal systems may be subject to disruption that could harm our reputation and future sales or result in claims against us.

Because our operations involve delivering a suite of transaction tax compliance solutions to our customers through a cloud-based software platform, our continued growth depends in part on the ability of our platform and related computer equipment, infrastructure, and systems to continue to support our solutions. In the past, we have experienced temporary platform disruptions, outages in our solutions, and degraded levels of performance due to human and software errors, file corruption, and capacity constraints associated with the number of customers accessing our platform simultaneously. While our past experiences have not materially impacted us, in the future we may face more extensive disruptions, outages, or performance problems. In addition, malicious third parties may also conduct attacks designed to sabotage our platform, impede the performance of our solutions, or temporarily deny customers access to our solutions. If an actual or perceived disruption, outage, performance problem, or attack occurs, it could:

•	adversely affect the market perception of our solutions;

•	harm our reputation;

•	divert the efforts of our technical and management personnel;

•	impair our ability to operate our business and provide solutions to our customers;

•	cause us to lose customer information; or

•	harm our customers’ businesses.

Any of these events may increase non-renewals, limit our ability to acquire new customers, result in delayed or withheld payments from customers, or result in claims against us.

Undetected errors, bugs, or defects in our solutions could harm our reputation or decrease market acceptance of our solutions, which would harm our business and results of operations.

Our solutions may contain undetected errors, bugs, or defects. We have experienced these errors, bugs, or defects in the past in connection with new solutions and solution upgrades and we expect that errors, bugs, or defects may be found from time to time in the future in new or enhanced solutions after their commercial release. Our solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment, and networking configurations, which may cause or reveal errors or failures in our solutions or in the computing environments in which they are deployed. Despite testing by us, errors, bugs, or defects may not be found in our solutions until they are deployed to or used by our customers. In the past, we have discovered software errors, bugs, and defects in our solutions after they have been deployed to customers.

Since our customers use our solutions for compliance reasons, any errors, bugs, defects, disruptions in service, or other performance problems with our solutions may damage our customers’ business and could hurt our reputation. We may also be required, or may choose, for customer relations or other reasons, to expend additional resources to correct actual or perceived errors, bugs, or defects in our solutions. If errors, bugs, or defects are detected or perceived to exist in our solutions, we may experience negative publicity, loss of competitive position, or diversion of the attention of our key personnel; our customers may delay or withhold payment to us or elect not to renew their subscriptions; or other significant customer relations problems may arise. We may also be subject to liability claims, including pursuant to our accuracy guarantee, for damages related to errors, bugs, or defects in our solutions. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our solutions may harm our business and results of operations.

We rely upon data centers and other systems and technologies provided by third parties to operate our business, and interruptions or performance problems with these centers, systems and technologies may adversely affect our business and operating results.

We rely on data centers and other technologies and services provided by third parties in order to operate our business. We operate both physical data centers supported by Equinix and cloud data centers supported by Amazon Web Services and Microsoft Azure. If any of these services becomes unavailable or otherwise is unable to serve our requirements, there could be a delay in activating a mirrored data center or our disaster recovery system.

Our business depends on our ability to protect the growing amount of information stored in our data centers and related systems, offices, and hosting facilities, against damage from earthquake, floods, fires, other extreme weather conditions, power loss, telecommunications failures, hardware failures, unauthorized intrusion, overload conditions, and other events. If our data centers or related systems fail to operate properly or become disabled even for a brief period of time, we could suffer financial loss, a disruption of our business, liability to customers, or damage to our reputation. Our response to any type of disaster may not be successful in preventing the loss of customer data, service interruptions, and disruptions to our operations, or damage to our important facilities.

Our data center providers have no obligations to renew their agreements with us on commercially reasonable terms, or at all, and it is possible that we will not be able to switch our operations to another provider in a timely and cost effective manner should the need arise. If we are unable to renew our agreements with these providers on commercially reasonable terms, or if in the future we add additional data center facility providers, we may face additional costs or expenses or downtime, which could harm our business.

Any unavailability of, or failure to meet our requirements by, third-party data centers, technologies, or services, could impede our ability to provide services to our customers, harm our reputation, subject us to potential liabilities, result in contract terminations, and adversely affect our customer relationships. Any of these circumstances could adversely affect our business and operating results.

Incorrect or improper implementation, integration, or use of our solutions could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition, and growth prospects.

Our solutions are deployed in a wide variety of technology environments and integrated into a broad range of complex workflows and third-party software. If we or our customers are unable to implement our solutions successfully, are unable to do so in a timely manner, or our integration partners are unable to integrate with our solutions through our integrations, customer perceptions of our solutions may be impaired, our reputation and brand may suffer, and customers may choose not to renew or expand the use of our solutions.

Our customers may need training or education in the proper use of and the variety of benefits that can be derived from our solutions to maximize their potential benefits. If our solutions are not implemented or used correctly or as intended, inadequate performance may result. Because our customers rely on our solutions to manage a wide range of tax compliance operations, the incorrect or improper implementation or use of our solutions, or our failure to provide adequate support to our customers, may result in negative publicity or legal claims against us, which could harm our business, results of operations and financial condition. Also, as we continue to expand our customer base, any failure by us to properly provide training and support will likely result in lost opportunities for additional subscriptions for our solutions.

We rely on third-party computer hardware, software, content, and services for use in our solutions. Errors and defects, or failure to successfully integrate or license necessary third-party software, content, or services, could cause delays, errors, or failures of our solutions, increases in our expenses, and reductions in our sales, which could harm our results of operations.

We rely on computer hardware purchased or leased from, software licensed from, content licensed from, and services provided by a variety of third parties to offer our solutions, including database, operating system, virtualization software, tax requirement content, and geolocation content and services. Any errors, bugs, or defects in third-party hardware, software, content, or services could result in errors or a failure of our solutions, which could harm our business. For example, in 2018, a third-party provider data center infrastructure failure resulted in a period of higher than usual latency and outages that impacted some customers. In the future, we might need to license other hardware, software, content, or services to enhance our solutions and meet evolving customer requirements. Any inability to use hardware or software could significantly increase our expenses and otherwise result in delays, a reduction in functionality, or errors or failures of our products until equivalent technology is either developed by us or, if available, is identified, obtained through purchase or license, and integrated into our solutions, any of which may reduce demand for our solutions. In addition, third-party licenses may expose us to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs, all of which may increase our expenses and harm our results of operations.

If we fail to effectively maintain and enhance our brand, our business may suffer.

We believe that continuing to strengthen our brand will be critical to achieving widespread acceptance of our solutions and will require continued focus on active marketing efforts. We may need to increase our investment in, and devote greater resources to, sales, marketing, and other efforts to create and maintain brand awareness among customers. Our brand awareness efforts will require investment not just in our core U.S. sales tax determination service, but also in newer services we have developed or acquired, such as our excise or lodging tax services, and in foreign markets. The demand for and cost of online and traditional advertising have been increasing and may continue to increase. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If we fail to promote and maintain our brand, or if we incur substantial expense in an unsuccessful attempt to promote and maintain our brand, our business could suffer.

Changes in the application, scope, interpretation, or enforcement of laws and regulations pertaining to our business may harm our business or results of operations, subject us to liabilities, and require us to implement new compliance programs or business methods.

We perform a number of critical business functions for our customers, including remittance of the taxes our customers owe to taxing authorities. Our electronic payment of customers’ taxes may be subject to federal or state laws or regulations relating to money transmission. The federal Bank Secrecy Act requires that financial institutions, of which money transmitters are a subset, register with the U.S. Department of Treasury’s Financial Crimes Enforcement Network and maintain policies and procedures reasonably designed to monitor, identify, report and, where possible, avoid money laundering and criminal or terrorist financing by customers. Most U.S. states also have laws that apply to money transmitters, and impose various licensure, examination, and bonding requirements on them. We believe these federal and state laws and regulations were not intended to cover the business activity of remitting transaction taxes that taxpayers owe to the various states. However, if federal or state regulators were to apply these laws and regulations to this business activity, whether through expansion of enforcement activities, new interpretations of the scope of certain of these laws or regulations or of available exemptions, or otherwise, or if our activities are held by a court to be covered by such laws or regulations, we could be required to expend time, money, and other resources to deal with enforcement actions and any penalties that might be asserted, to institute and maintain a compliance program specific to money transmission laws, and possibly to change aspects of how we conduct business to achieve compliance or minimize regulation. Application of these laws to our business could also make it more difficult or costly for us to maintain our banking relationships. Financial institutions may also be unwilling to provide banking services to us due to concerns about the large dollar volume moving in and out of our accounts on behalf of our customers in the ordinary course of our business. As we continue to expand the solutions we offer and the jurisdictions in which we offer them, we could become subject to other licensing, examination, or regulatory requirements relating to financial services.

Determining the transaction taxes owed by our customers involves providing our platform with the types and prices of products they sell, as well as information regarding addresses that products are shipped from and delivered to. Our tax exemption certificate management solution also requires input of certain information regarding the purchasers who are entitled to tax exemptions. Numerous federal, state, and local laws and regulations govern the collection, dissemination, use, and safeguarding of certain personal information. Although most of the data that is provided to our services by our customers cannot be used to identify individual consumers, we may be subject to these laws in certain circumstances. Most states have also adopted data security breach laws that require notice be given to affected consumers in the event of a security breach. In the event of a security breach, our compliance with these laws may subject us to costs associated with notice and remediation, as well as potential investigations from federal regulatory agencies and state attorneys general. A failure on our part to safeguard consumer data adequately or to destroy data securely may subject us, depending on the personal information in question, to costs associated with notice and remediation, as well as potential regulatory investigations or enforcement actions, and possibly to civil liability, under federal or state data security or unfair practices or consumer protection laws. If federal or state regulators were to expand their enforcement activities, or change their interpretation of the applicability of these laws, or if new laws regarding privacy and protection of consumer data were to be adopted, the burdens and costs of complying with them could increase significantly, harming our results of operations and possibly the manner in which we conduct our business. As our business increasingly involves dealings with foreign customers or compliance with foreign tax regimes, we may also become subject to similar data security and privacy protection requirements in foreign jurisdictions. For example, the European Union has adopted a General Data Protection Regulation (GDPR), which will take effect May 25, 2018. This regulation will require certain operational changes to be made by companies that receive or process personal data of residents of the EU and will include significant penalties for non-compliance. In addition, other governmental authorities around the world are considering implementing similar types of legislative and regulatory proposals concerning data protection. We may incur significant costs to comply with these mandatory privacy and security standards.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs, which could harm our business, results of operations, financial condition, and prospects.

We intend to continue making substantial investments to fund our business and support our growth. In addition to the revenue we generate from our business, we may need to engage in equity or debt financings to provide necessary funds. The success of any future financing efforts depends on many factors outside of our control, including market forces, investment banking trends, and demand by investors. We may not be successful in raising additional capital at an acceptable valuation, on favorable terms, when we require it, or at all. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer dilution, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our capital stock. Debt financing, if available, may involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which could reduce our operational flexibility or make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may suffer. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may harm our business, results of operations, financial condition, and prospects.

Debt service obligations, financial covenants, and other provisions of our credit agreement could adversely affect our financial condition and impair our ability to operate our business.

In November 2017, we amended our loan and security agreement with Silicon Valley Bank and Ally Bank, or the Lenders. The credit arrangements include a senior secured $30.0 million term loan facility and a $50.0 million revolving credit facility or, collectively, the Credit Facilities. The Credit Facilities are described in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings.”

The Credit Facilities could have significant negative consequences to us, such as:

•	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies;

•	increasing our vulnerability to general adverse economic and industry conditions and limiting our ability to withstand competitive pressures;

•	harming our results of operations, particularly if our interest expense increases due to an increase in our outstanding indebtedness or an increase in interest rates;

•	harming our financial condition and impairing our ability to grow and operate our business;

•	limiting our flexibility in planning for, or reacting to, changes in our business and future business opportunities; and

•	limiting our ability to obtain additional financing for working capital, capital expenditures, and other business strategies.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory, and other factors, many of which we are unable to control. If our business does not perform as expected, or if we generate less than anticipated revenue or encounter significant unexpected costs, we may default under the Credit Facilities, which could require us to repay outstanding obligations, terminate the Credit Facilities, suffer cross-defaults in other contractual obligations, or pay significant damages. For example, for a period in early 2017, we were not in compliance with the minimum net billing covenant under the Credit Facilities and, as a result, we entered into amendments to the Credit Facilities to modify this covenant. If we are unable to satisfy our debt covenants in the future, or otherwise default under the Credit Facilities, our operations may be interrupted, and our ability to fund our operations or obligations, as well as our business, financial results, and financial condition, could suffer.

Our ability to use our net operating loss to offset future taxable income may be subject to certain limitations.

As of December 31, 2017, we had U.S. federal net operating loss carryforwards, or NOLs, of approximately $292.2 million due to prior period losses. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes and in addition, may become subject to limitations in connection with this offering. Future changes in our stock ownership, the causes of which may be outside of our control, could result in an ownership change under Section 382 of the Code. Our NOLs may also be impaired under state laws. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

If we fail to attract and retain qualified personnel, our business could be harmed.

Our success depends in large part on our ability to attract, integrate, motivate, and retain highly qualified personnel at a reasonable cost, particularly sales and marketing personnel, software developers, technical support, and research and development personnel on the terms we desire. Competition for skilled personnel is intense and we may not be successful in attracting, motivating, and retaining needed personnel. We also may be unable to attract or integrate into our operations qualified personnel on the schedule we desire. Our inability to attract, integrate, motivate, and retain the necessary personnel could harm our business. Dealing with the loss of the services of our executive officers or key personnel and the process to replace any of our executive officers or key personnel may involve significant time and expense, take longer than anticipated, and significantly delay or prevent the achievement of our business objectives, which would harm our financial condition, results of operations, and business.

We need to continue making significant investments in software development and equipment to improve our business.

To improve the scalability, security, efficiency, and failover aspects of our solutions, and to support the expansion of our solutions into other tax types, such as international VAT, additional excise taxes, or additional lodging taxes, we will need to continue making significant capital equipment expenditures and also invest in additional software and infrastructure development. If we experience increasing demand in subscriptions, we may not be able to augment our infrastructure quickly enough to accommodate such increasing demand. In the event of decreases in subscription sales, certain of our fixed costs, such as for capital equipment, may make it difficult for us to adjust our expenses downward quickly. Additionally, we are continually updating our software and content, creating expenses for us. We may also need to review or revise our software architecture as we grow, which may require significant resources and investments.

If economic conditions worsen, it may negatively affect our business and financial performance.

Our financial performance depends, in part, on the state of the economy. Declining levels of economic activity may lead to declines in spending and fewer transactions for which transaction tax is due, which may result in decreased revenue for us. Concern about the strength of the economy may slow the rate at which businesses of all sizes are willing to hire an outside vendor to perform the determination and remittance of their transaction taxes and filing of related returns. If our customers and potential customers experience financial hardship as a result of a weak economy, industry consolidation, or other factors, the overall demand for our solutions could decrease. If economic conditions worsen, our business, results of operations, and financial condition could be harmed.

Sales to customers or operations outside the United States may expose us to risks inherent in international sales.

Historically, transactions occurring outside of the United States have represented a very small portion of our transactions processed. However, we intend to continue to expand our international sales efforts, and have recently acquired or developed sales operations in Europe, India, and Brazil. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic, and political risks that are different from those in the United States. Because of our limited experience with international operations, our international expansion efforts may not be successful. We may rely heavily on third parties outside of the United States, in which event we may be harmed if we invest time and resources into such business relationships but do not see significant sales from such efforts. Potential risks and challenges associated with sales to customers and operations outside the United States include:

•	compliance with multiple conflicting and changing governmental laws and regulations, including employment, tax, money transmission, privacy, and data protection laws and regulations;

•	laws and business practices favoring local competitors;

•	new and different sources of competition;

•	securing new integrations for international technology platforms;

•	localization of our solutions, including translation into foreign languages, obtaining and maintaining local content, and customer care in various native languages;

•	treatment of revenue from international sources and changes to tax rules, including being subject to foreign tax laws and being liable for paying withholding of income or other taxes in foreign jurisdictions;

•	fluctuation of foreign currency exchange rates;

•	different pricing environments;

•	restrictions on the transfer of funds;

•	difficulties in staffing and managing foreign operations;

•	availability of reliable broadband connectivity in areas targeted for expansion;

•	different or lesser protection of our intellectual property;

•	longer sales cycles;

•	natural disasters, acts of war, terrorism, pandemics, or security breaches;

•	compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act;

•	regional or national economic and political conditions; and

•	pressure on the creditworthiness of sovereign nations resulting from liquidity issues or political actions.

Any of these factors could negatively impact our business and results of operations.

Our ability to protect our intellectual property is limited and our solutions may be subject to claims of infringement by third parties.

Our success depends, in part, upon our proprietary technology, processes, trade secrets, and other proprietary information and our ability to protect this information from unauthorized disclosure and use. We primarily rely upon a combination of confidentiality procedures, contractual provisions, copyright, trademark, and trade secret laws, and other similar measures to protect our proprietary information and intellectual property. Our trademarks and service marks include Avalara, the Avalara logo, AvaTax, the Avalara Compliance Cloud, “Tax compliance done right,” marks for our acquired businesses, and various marketing slogans. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our solutions or to obtain and use information that we regard as proprietary, and third parties may attempt to develop similar technology independently. Our means of protecting our proprietary rights may not be adequate.

In addition, third parties may claim infringement by us with respect to current or future solutions or other intellectual property rights. The software and Internet industries are characterized by the existence of a large number of patents, trademarks, and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, whether through settlement or licensing discussions, or litigation, could be time-consuming and expensive to resolve, divert management attention from executing our strategies, result in efforts to enjoin our activities, lead to attempts on the part of other parties to pursue similar claims, and, in the case of intellectual property claims, require us to change our technology, change our business practices, pay monetary damages, or enter into short- or long-term royalty or licensing agreements. Any adverse determination related to intellectual property claims or other litigation could prevent us from offering our solutions to others, could be material to our financial condition or cash flows, or both, or could otherwise harm our results of operations.

Indemnity provisions in our subscription agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

In many of our subscription agreements with our customers, we agree to indemnify our customers against any losses or costs incurred in connection with claims by a third party alleging that a customer’s use of our solutions infringes on the intellectual property rights of the third party. Customers facing infringement claims may in the future seek indemnification from us under the terms of our contracts. If such claims are successful, or if we are required to indemnify or defend our customers from these or other claims, these matters could be disruptive to our business and management and harm our business, results of operations, and financial condition.

We use open source software in our platform and solutions, which may subject us to litigation or other actions that could harm our business.

We use open source software in our platform and solutions, and we may use more open source software in the future. In the past, companies that have incorporated open source software into their products have faced claims challenging the ownership of open source software or compliance with open source license terms. Accordingly, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. If we were to use open source software subject to such licenses, we could be required to release our proprietary source code, pay damages, re-engineer our applications, discontinue sales, or take other remedial action, any of which could harm our business. In addition, if the license terms for updated or enhanced versions of the open source software we utilize change, we may be forced to re-engineer our platform or solutions or incur additional costs.

Risks Relating to this Offering and Our Common Stock

There has been no prior market for our common stock. An active market may not develop or be sustainable, and investors may not be able to resell their shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between the representatives of the underwriters and us and may vary from the market price of our common stock following the closing of this offering. An active or liquid market in our common stock may not develop following the closing of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our common stock, you may not be able to resell those shares at or above the initial public offering price or at the time you would like to sell. We cannot predict the prices at which our common stock will trade.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price and trading volume of our common stock may fluctuate significantly regardless of our operating performance, in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;

•	changes in our Board of Directors or management;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	sales of large blocks of our common stock, including sales by our executive officers, directors, or significant shareholders;

•	lawsuits threatened or filed against us;

•	changes in laws or regulations applicable to our business;

•	the expiration of contractual lock-up agreements;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging, and other derivative transactions involving our capital stock;

•	general economic conditions in the United States and internationally;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and

•	the other factors described in these Risk Factors.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business, financial condition, and results of operations.

We may not be able to determine in the future that our internal controls over financial reporting are effective, and we may not receive an auditor attestation regarding our internal controls in the foreseeable future.

When we become a public company following this initial public offering, we will be required to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the first fiscal year beginning after the effective date of this offering. As discussed below in these risk factors, we have identified a significant deficiency in our internal controls over financial reporting as of December 31, 2017 and previously identified a material weakness in our internal controls over financial reporting as of December 31, 2016. The material weakness was remediated as of December 31, 2017. If we identify other material weaknesses in the future, our management will be unable to conclude that our internal controls over financial reporting are effective. Our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal controls over financial reporting from our independent registered public accountants for the foreseeable future.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock following the closing of this offering, particularly sales by our directors, executive officers, and significant shareholders, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

All of our executive officers, directors, and the holders of substantially all of our capital stock are subject to lock-up agreements or other contractual limitations that restrict their ability to transfer shares of our capital stock for 180 days from the date of this prospectus. Subject to certain exceptions, the lock-up agreements or other contractual limitations limit the number of shares of capital stock that may be sold immediately following this offering. We will have            outstanding shares of our common stock upon the closing of this offering, based on the number of shares outstanding as of March 31, 2018 and assuming the issuance of              shares of common stock upon the net exercise of warrants that will terminate if not exercised in connection with this offering. This includes the shares included in this offering, which may be sold in the public market immediately without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. Subject to certain limitations, as of                     , 2018, approximately              shares of our common stock will become eligible for sale upon expiration of the 180-day lock-up period. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, permit our shareholders who are subject to these lock-up agreements or other contractual limitations to sell shares prior to the expiration of the lock-up agreements or other contractual limitations.

In addition, as of March 31, 2018, there were 11,213,733 shares of common stock issuable upon exercise of outstanding options. Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity compensation plans and agreements. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable securities laws, applicable vesting requirements, and the lock-up agreements described above. See the section of this prospectus titled “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

After the closing of this offering, the holders of an aggregate of              shares of our common stock, including shares of common stock issuable upon the conversion of our preferred stock and shares of common stock issuable upon the net exercise of warrants that will terminate if not exercised in connection with this offering, or their permitted transferees, will be entitled to rights, subject to some conditions, to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for ourselves or our shareholders.

Upon the completion of this offering, our directors, officers, and 5% or greater shareholders will beneficially own a majority of our outstanding voting stock and will be able to control shareholder decisions on very important matters.

Upon completion of this offering, the members of our Board of Directors, our executive officers, our 5% or greater shareholders, and their respective affiliates will beneficially own, in the aggregate, approximately     % of our outstanding voting stock. As a result, such shareholders will collectively have the power to control our management policy, fundamental corporate actions, including mergers, substantial acquisitions and dispositions, and election of directors to our Board of Directors. The concentrated voting power of these shareholders could have the effect of delaying or preventing a significant corporate transaction such as a sale, merger, or public offering of our capital stock. This influence over our affairs could, under some circumstances, be adverse to the interests of the other shareholders.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or publish inaccurate or negative reports about our business, our share price would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds we receive for working capital and other general corporate purposes. In addition to other investments in our growth strategies, we may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies, or other assets. As of the date of this prospectus, we have not entered into any agreements or commitments with respect to any specific acquisitions or investments at this time. We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development, the level of our sales and marketing activities, the pace of our international expansion plans, and our investments and acquisitions. The net proceeds may be used for purposes that do not increase the value of our business or increase the risks to you, which could cause the price of our stock to decline. Until net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We are an “emerging growth company” and intend to comply with the reduced disclosure and regulatory requirements, which may make our common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of reduced disclosure and regulatory requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we are not required to obtain an attestation report from our independent registered public accounting firm on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

•	we may present reduced disclosure regarding executive compensation in our periodic reports and proxy statements; and

•	we are not required to hold nonbinding advisory shareholder votes on executive compensation or golden parachute arrangements.

We may take advantage of these reduced requirements until we are no longer an “emerging growth company,” which will occur upon the earlier of (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities, and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act. Investors may find our common stock less attractive or our company less comparable to certain other public companies because we will rely on these reduced requirements.

In addition, pursuant to the JOBS Act, as an “emerging growth company” we have elected to take advantage of an extended transition period for complying with new or revised accounting standards. This effectively permits us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors.

The requirements of being a public company may strain our resources, divert management’s attention, affect our ability to attract and retain additional executive management and qualified board members, and result in litigation.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we timely file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act also requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Significant resources and management oversight will be required to improve and maintain our disclosure controls and procedures and internal control over financial reporting. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. We will likely need to hire additional employees or engage outside consultants to comply with these requirements, increasing our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from other business concerns. If our efforts to comply with new laws, regulations, and standards do not meet the standards intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us, and our business may suffer.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our Board of Directors, particularly to serve on our Audit Committee and our Compensation and Leadership Development Committee.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could suffer, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition, and results of operations.

We have identified a significant deficiency, and have in the past experienced a material weakness, in our internal controls over financial reporting, and if we fail to remediate this significant deficiency or experience additional material weaknesses in the future or to otherwise maintain effective financial reporting systems and processes, we may be unable to accurately and timely report our financial results or comply with the requirements of being a public company, which could cause the price of our common stock to decline and harm our business.

To date, we have not been required to complete our annual or quarterly financial reporting on the timeline that we will be required to meet to comply with our Exchange Act reporting obligations after this offering. Only in the last six months, have we been able to complete periodic financial reports on a timeline that would satisfy these obligations. We identified a significant deficiency in our internal controls over financial reporting as of December 31, 2017, which has not been remediated. The significant deficiency resulted from not having sufficient general information technology controls responsive to risk in the information technology environment. We are currently developing a remediation plan for this significant deficiency. We previously identified a material weakness in our internal controls over financial reporting as of December 31, 2016, which has been remediated. For discussion of the remediated material weakness, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls Over Financial Reporting.”

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to avoid potential future material weaknesses or significant deficiencies. Moreover, we cannot be certain that we will not in the future have additional significant deficiencies or material weaknesses in our internal controls over financial reporting, or that we will successfully remediate any that we find. In addition, because we are not yet subject to Exchange Act reporting obligations, the processes and systems we have developed to date have not been fully tested, and they may not be adequate. Accordingly, there could continue to be a reasonable possibility that the significant deficiency we have identified or other material weaknesses or deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, or cause us to fail to meet our obligations to file periodic financial reports on a timely basis. Any of these failures could result in adverse consequences that could materially and adversely affect our business, including an adverse impact on the market price of our common stock, potential action by the SEC against us, possible defaults under our debt agreements, shareholder lawsuits, delisting of our stock, and general damage to our reputation.

Provisions in our charter documents and under Washington law could make an acquisition of our company more difficult and limit attempts by our shareholders to replace or remove our current management.

Upon the closing of this offering, our amended and restated articles of incorporation, in the form to be effective upon the closing of this offering, or our Articles, and our amended and restated bylaws, in the form to become effective upon the closing of this offering, or our Bylaws, will include a number of provisions that may have the effect of deterring takeovers or delaying or preventing changes in control or changes in our management that a shareholder might deem to be in his or her best interest. These provisions include the following:

•	our Board of Directors may issue up to 20,000,000 shares of preferred stock, with any rights or preferences as it may designate;

•	our Articles and Bylaws provide (1) for the division of our Board of Directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders, (2) that a director may only be removed from the Board of Directors for cause by the affirmative vote of our shareholders, (3) that vacancies on our Board of Directors may be filled only by the Board of Directors, and (4) that only our Board of Directors may change the size of our Board of Directors, which provisions together generally make it more difficult for shareholders to replace a majority of our Board of Directors;

•	Washington law, our Articles, and Bylaws limit the ability of shareholders from acting by written consent by requiring unanimous written consent for shareholder action to be effective;

•	our Bylaws limit who may call a special meeting of shareholders to our Board of Directors, chairperson of our Board of Directors, chief executive officer, or president;

•	our Bylaws provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide timely advance written notice to us, and specify requirements as to the form and content of a shareholder’s notice, which may preclude shareholders from bringing matters before a meeting of shareholders or from making nominations for directors at a meeting of shareholders;

•	our Articles do not provide for cumulative voting for our directors, which may make it more difficult for shareholders owning less than a majority of our capital stock to elect any members to our Board of Directors; and

•	our Articles and Bylaws provide that shareholders can amend or repeal the Bylaws only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote generally in the election of directors, voting together as a single group.

Additionally, unless approved by a majority of our “continuing directors,” as that term is defined in our Articles, specified provisions of our Articles may not be amended or repealed without the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote on the action, voting together as a single group, including the following provisions:

•	those providing that shareholders can amend or repeal the Bylaws only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote generally in the election of directors, voting together as a single group;

•	those providing for the division of our Board of Directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders;

•	those providing that a director may only be removed from the Board of Directors for cause by the affirmative vote of our shareholders;

•	those providing that vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the directors then in office or by the sole remaining director;

•	those providing that only our Board of Directors may change the size of our Board of Directors;

•	those requiring the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote on the action, voting together as a single group, to amend or repeal specified provisions of our Articles; and

•	those that limit who may call a special meeting of shareholders to only our Board of Directors, chairperson of our Board of Directors, chief executive officer, or president.

The provisions described above may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our Board of Directors, which is responsible for appointing our management. In addition, because we are incorporated in the State of Washington, we are governed by the provisions of Chapter 23B.19 of the Washington Business Corporation Act, which prohibits certain business combinations between us and certain significant shareholders unless specified conditions are met. These provisions may also have the effect of delaying or preventing a change in control of our company, even if this change in control would benefit our shareholders. See the section of this prospectus titled “Description of Capital Stock.”

We have never paid cash dividends and do not anticipate paying any cash dividends on our capital stock.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. In addition, our ability to pay dividends on our capital stock is restricted by our Credit Facilities and may be prohibited or limited by the terms of our current and future debt financing arrangements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding future events or our future results of operations, financial condition, business, strategies, financial needs, and the plans and objectives of management, are forward-looking statements. In some cases you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “likely,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or similar expressions and the negatives of those terms. We have based these forward-looking statements largely on our current plans, expectations, and projections about future events and financial trends that we believe may affect our results of operations, financial condition, business, strategies, financial needs, and the plans and objectives of management. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus forms a part completely and with an understanding that our actual future results may be materially different from what we expect. Forward-looking statements are based on information available to our management as of the date of this prospectus and our management’s good faith belief as of such date with respect to future events and are subject to a number of risks, uncertainties, and assumptions that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our ability to sustain our revenue growth rate, to achieve or maintain profitability, and to effectively manage our anticipated growth;

•	our ability to attract new customers on a cost-effective basis and the extent to which existing customers renew and upgrade their subscriptions;

•	the timing of our introduction of new solutions or updates to existing solutions;

•	our ability to successfully diversify our solutions by developing or introducing new solutions or acquiring and integrating additional businesses, products, services, or content;

•	our ability to maintain and expand our strategic relationships with third parties;

•	our ability to deliver our solutions to customers without disruption or delay;

•	our exposure to liability from errors, delays, fraud, or system failures, which may not be covered by insurance;

•	our ability to expand our international reach; and

•	other factors discussed in other sections of this prospectus, including the sections of this prospectus titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. Further, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not place undue reliance on our forward-looking statements and you should not rely on forward-looking statements as predictions of future events. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. The forward-looking statements made in this prospectus speak only as of the date of this prospectus. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity, and market size, is based on information from various sources, on assumptions that we have made based on such data and other similar sources, and on our knowledge of the markets for our solutions. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates, projections, and assumptions made by third parties and by us.

The following reports present data, research opinions, or viewpoints published by each of the respective publishers thereof and are not representations of fact. Such reports speak as of their respective original publication dates (and not as of the date of this prospectus), and the opinions expressed in such reports are subject to change without notice. References to websites where such reports can be found are inactive textual references only. We believe the information from the industry publication and other third-party sources included in this prospectus is reliable. The industry publications, reports, surveys, and forecasts containing the market and industry data cited in this prospectus are provided below:

•	OECD (2016), “Revenue Statistics: Comparative tables (Edition 2016),” OECD Tax Statistics (database) (Accessed on March 15, 2018);

•	S&P Global Market Intelligence; Capital IQ Company Screening Report (Accessed on March 1, 2018); and

•	U.S. Census Bureau 2015 Statistics of U.S. Businesses.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of              shares of our common stock that we are selling in this offering will be approximately $        million, based upon the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us will be approximately $        million, after deducting the underwriting discount and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, improve brand awareness, create a public market for our common stock, and facilitate our future access to the public capital markets. We intend to use the net proceeds that we receive from this offering for general corporate purposes, which we currently expect will include headcount expansion, continued investment in our sales and marketing efforts, product development, general and administrative matters, and working capital. We also intend to use a portion of the net proceeds from this offering to repay the outstanding balance under our revolving credit facility. As of March 31, 2018, we had $28.0 million outstanding under our revolving credit facility bearing interest at an annual rate of 6.50%. The revolving credit facility must be repaid in November 2019. We borrowed approximately $26.0 million under the revolving credit facility in the twelve months ended March 31, 2018 and used the proceeds for general corporate purposes, including working capital. In addition to other investments in our growth strategies, we may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies, or other assets. However, we have not entered into any agreements or commitments with respect to any specific acquisitions or investments at this time.

We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering and have not quantified or allocated any specific portion of the net proceeds or range of net proceeds to any particular purpose. Accordingly, we will have broad discretion in using these proceeds. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development, the level of our sales and marketing activities, the pace of our international expansion plans, and our investments and acquisitions. Pending the use of proceeds as described above, we plan to invest the net proceeds that we receive in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Our ability to pay dividends on our common stock is restricted by the Credit Facilities. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2018:

•	on an actual basis;

•	on a pro forma basis, giving effect to (1) the conversion of all outstanding shares of preferred stock into an aggregate of 50,888,014 shares of common stock immediately prior to the closing of this offering, (2) the issuance of shares of common stock issuable upon the automatic net exercise of warrants outstanding as of March 31, 2018, with a weighted average exercise price of $10.15 per share, immediately prior to the closing of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (3) the filing and effectiveness of our amended and restated articles of incorporation, in each case as if such conversion, issuance, filing, and effectiveness had occurred on March 31, 2018; and

•	on a pro forma as adjusted basis to reflect, in addition to the pro forma adjustments set forth above, our sale and issuance of shares of common stock at the assumed initial public offering price of $ per share, which is the midpoint of the price range shown on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$12,622	$12,622	$

Credit Facilities (current and noncurrent)	$57,529	$57,529	$
Convertible preferred stock, $0.0001 par value—106,346,091 shares authorized and 101,776,205 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	370,854	—		—
Total shareholders’ equity (deficit):
Preferred stock, $0.0001 par value—no shares authorized, issued and outstanding, actual and pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—		—
Common stock, $0.0001 par value—153,944,895 shares authorized and 6,264,422 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	19,196
Accumulated other comprehensive income (loss)	941	941
Accumulated deficit	(427,301)	(427,301)

Total shareholders’ equity (deficit)	(407,163)

Total capitalization	$21,220	$	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit), and total capitalization by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares of our common stock offered by us would increase (decrease) the amount of cash and cash equivalents, total shareholders’ equity (deficit), and total capitalization by approximately $        million, assuming that the assumed initial public offering price remains the same, after deducting the underwriting discount and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and the other terms of this offering determined at pricing.

Except as otherwise indicated, the above discussion and table are based on 57,152,436 shares of our common stock outstanding as of March 31, 2018, do not reflect any other issuance of our securities after that date, and exclude the following:

•	11,213,733 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2018, with a weighted average exercise price of $10.99 per share;

•	1,584,824 shares of common stock reserved for future issuance under our 2006 Plan;

•	an estimated shares of common stock reserved for future issuance under our 2018 Plan, to be effective on the date of this prospectus; and

•	an estimated shares of common stock reserved for future issuance under our ESPP, to be effective on the date of this prospectus.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

Our pro forma net tangible book value as of March 31, 2018 was $(121.2) million, or $2.10 per share, based on the number of shares of our common stock outstanding as of March 31, 2018, after giving effect to (1) the conversion of our preferred stock into 50,888,014 shares of common stock upon the effectiveness of the registration statement of which this prospectus forms a part and (2) the issuance of                  shares of common stock issuable upon the automatic net exercise of warrants outstanding as of March 31, 2018, with a weighted average exercise price of $10.15 per share, immediately prior to the closing of this offering, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

After giving effect to the sale by us of              shares of common stock offered by in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds therefrom as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value as of March 31, 2018 would have been $        million, or $        per share. This represents an immediate increase in pro forma net tangible book value of $        per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $        per share to investors in purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2018, before giving effect to this offering	$
Increase in net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

If the underwriters exercise their option to purchase additional shares of our common stock in full, our pro forma as adjusted net tangible book value will be $        million, or $        per share, and the dilution per share of common stock to new investors will be $        per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $        per share and the dilution to new investors by $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares of our common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $        per share and the dilution to new investors by $        per share, assuming the assumed initial public offering price remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table presents, as of March 31, 2018, after giving effect to (1) the conversion of our preferred stock into 50,888,014 shares of common stock immediately prior to the closing of this offering and (2) the issuance of              shares of common stock issuable upon the automatic net exercise of warrants outstanding as of March 31, 2018, with a weighted average exercise price of $10.15 per share, immediately prior to the closing of this offering, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the differences between existing shareholders and new investors purchasing shares of our common stock in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid to us, which includes net proceeds received from the issuance of our common stock and preferred stock, cash received from the exercise of stock options and warrants, or to be paid to us at the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing shareholders			%	$			%	$
New investors

Totals		100%			$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all shareholders by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, before deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters exercise their option to purchase additional shares of our common stock in full, the number of shares held by existing shareholders would be             , or     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to             , or     % of the total number of shares of our common stock outstanding after this offering.

Except as otherwise indicated, the above discussion and tables are based on 57,152,436 shares of common stock outstanding as of March 31, 2018, do not reflect any other issuance of our securities after that date, and exclude the following:

•	11,213,733 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2018, with a weighted average exercise price of $10.99 per share;

•	1,584,824 shares of common stock reserved for future issuance under our 2006 Plan;

•	an estimated shares of common stock reserved for future issuance under our 2018 Plan, to be effective on the date of this prospectus; and

•	an estimated shares of common stock reserved for future issuance under our ESPP, to be effective on the date of this prospectus.

The shares reserved for future issuance under our 2018 Plan and our ESPP will be subject to automatic annual increases in accordance with the terms of the plans. To the extent that options are exercised, new options or restricted stock units are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statements of operations data for the years ended December 31, 2015, 2016, and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 from audited consolidated financial statements appearing elsewhere in this prospectus. We derived the following selected consolidated statements of operations data for the three months ended March 31, 2017 and 2018 and the summary consolidated balance sheet data as of March 31, 2018 from unaudited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair presentation of the financial statements. Historical results are not necessarily indicative of the results that may be expected in the future and the results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the full year or any other period. The selected financial data set forth below should be read together with the financial statements and the related notes to those statements, as well as the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription and returns	$112,804	$154,967	$199,942	$45,848	$57,870
Professional services and other	10,354	12,459	13,217	3,117	3,507

Total revenue	123,158	167,426	213,159	48,965	61,377
Cost of revenue(1):
Subscription and returns	34,856	41,307	48,849	11,244	14,817
Professional services and other	5,889	7,206	9,128	2,319	2,692

Total cost of revenue	40,745	48,513	57,977	13,563	17,509

Gross profit	82,413	118,913	155,182	35,402	43,868

Operating expenses:
Research and development(1)	29,787	32,848	41,264	9,682	12,619
Sales and marketing(1)	98,686	103,483	133,794	30,300	37,307
General and administrative(1)	33,683	36,875	34,286	10,613	9,211
Goodwill impairment and restructuring charges(2)	—	—	9,170	—	—

Total operating expenses	162,156	173,206	218,514	50,595	59,137

Operating loss	(79,743)	(54,293)	(63,332)	(15,193)	(15,269)

Total other (income) expense, net	1,614	2,955	2,013	954	828

Loss before income taxes	(81,357)	(57,248)	(65,345)	(16,147)	(16,097)

Provision for (benefit from) income taxes	(3,593)	640	(1,219)	(149)	(848)

Net loss	$(77,764)	$(57,888)	$(64,126)	$(15,998)	$(15,249)

Net loss attributable to common shareholders—basic and diluted(3)	$(77,764)	$(57,888)	$(64,126)	$(15,998)	$(15,249)

Net loss per share attributable to common shareholders—basic and diluted(3)	$(16.96)	$(10.15)	$(11.39)	$(2.97)	$(2.47)

Weighted average shares of common stock outstanding—basic and diluted(3)	4,586	5,706	5,632	5,389	6,170

Pro forma net loss attributable to common shareholders—basic and diluted (unaudited)(3)

Pro forma net loss per share attributable to common shareholders—basic and diluted (unaudited)(3)

Pro forma weighted average shares of common stock outstanding—basic and diluted (unaudited)(3)

Non-GAAP Financial Data (unaudited)
Non-GAAP operating loss(4)	$(68,660)	$(41,107)	$(37,425)	$(10,738)	$(10,349)
Free cash flow(5)	(54,920)	(28,356)	(17,496)	(8,319)	(17,000)

(1)	The stock-based compensation expense included above was as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Cost of revenue	$496	$856	$976	$226	$296
Research and development	1,120	1,265	2,391	491	581
Sales and marketing	1,705	2,209	3,789	837	1,045
General and administrative	3,699	3,782	4,601	1,468	1,588

Total stock-based compensation	$7,020	$8,112	$11,757	$3,022	$3,510

The amortization of acquired intangibles included above was as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Cost of revenue	$2,512	$3,244	$3,717	$915	$898
Research and development	—	—	—	—	—
Sales and marketing	1,423	1,706	1,913	480	502
General and administrative	128	124	102	38	10

Total amortization of acquired intangibles	$4,063	$5,074	$5,732	$1,433	$1,410

(2)	The goodwill impairment included above was $8.4 million and the restructuring charges were $0.8 million.
(3)	See Note 12 of the notes to our consolidated financial statements included in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share attributable to common shareholders and the weighted-average number of shares used in the computation of the per share amounts.
(4)	We calculate non-GAAP operating loss as operating loss before stock-based compensation expense, amortization of acquired intangibles, and goodwill impairments. For more information about non-GAAP operating loss and a reconciliation of non-GAAP operating loss to operating loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, see “—Use of Non-GAAP Financial Measures” below in this section.
(5)	We define free cash flow as net cash used in operating activities less cash used for the purchase of property and equipment. For more information about free cash flow and a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, see “—Use of Non-GAAP Financial Measures” below in this section.

	As of December 31,		As of March 31,
	2016	2017	2018
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$20,230	$14,075	$12,622
Working capital (excluding deferred revenue)	13,341	7,998	17,315
Total assets	182,514	178,812	208,865
Deferred revenue (current and noncurrent)	72,480	92,231	103,878
Credit facility (current and noncurrent)	24,683	39,465	57,529
Total liabilities	154,754	201,483	245,174
Convertible preferred stock	370,921	370,921	370,854
Total shareholders’ deficit	(343,161)	(393,592)	(407,163)

Use of Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we have disclosed non-GAAP operating loss and free cash flow, which are non-GAAP financial measures. We have provided a reconciliation of each non-GAAP financial measure used in this prospectus to its most directly comparable GAAP financial measure.

•	Non-GAAP operating loss: Non-GAAP operating loss is a non-GAAP financial measure used by our management and Board of Directors in measuring trends and financial performance. We consider non-GAAP operating loss to be an important measure because we believe it provides useful information in understanding and evaluating our operating results period-over-period without the impact of certain expenses that do not directly correlate to our operating performance and that vary significantly from period to period. Non-GAAP operating loss excludes stock-based compensation expense, amortization expense from acquired intangible assets, and goodwill impairments from GAAP operating loss.

•	Free cash flow: Free cash flow is a non-GAAP financial measure used by our management and Board of Directors in facilitating period-to-period comparisons of liquidity. We consider free cash flow to be an important measure because it measures the amount of cash we generate from our operations after our capital expenditures and reflects changes in working capital. We use free cash flow in conjunction with traditional GAAP measures as part of our overall assessment of liquidity. Free cash flow is the total of net cash used in operating activities and purchases of property and equipment.

Management uses these non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate financial performance and liquidity. We believe that non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results, prospects, and liquidity and in comparing our financial results to those of other companies.

Our definitions of non-GAAP operating loss and free cash flow may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Thus, our non-GAAP operating loss and free cash flow should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP.

We provide investors and other users of our financial information reconciliations of non-GAAP operating loss and free cash flow to the related GAAP financial measures, operating loss and net cash used in operating activities. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view non-GAAP operating loss and free cash flow in conjunction with the related GAAP financial measure.

The following schedule reflects our non-GAAP financial measures and reconciles our non-GAAP financial measures to the related GAAP financial measures:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(unaudited) (in thousands)
Non-GAAP Financial Measures:
Non-GAAP operating loss	$(68,660)	$(41,107)	$(37,425)	$(10,738)	$(10,349)
Free cash flow	(54,920)	(28,356)	(17,496)	(8,319)	(17,000)

Reconciliation of Non-GAAP Financial Measures:
Non-GAAP Operating Loss:
Operating loss	$(79,743)	$(54,293)	$(63,332)	$(15,193)	$(15,269)
Stock-based compensation expense	7,020	8,112	11,757	3,022	3,510
Amortization of acquired intangibles	4,063	5,074	5,732	1,433	1,410
Goodwill impairment	—	—	8,418	—	—

Non-GAAP Operating Loss	$(68,660)	$(41,107)	$(37,425)	$(10,738)	$(10,349)

Free Cash Flow:
Net cash used in operating activities	$(47,008)	$(21,696)	$(3,541)	$(7,282)	$(13,375)
Purchases of property and equipment	(7,912)	(6,660)	(13,955)	(1,037)	(3,625)

Free cash flow	$(54,920)	$(28,356)	$(17,496)	$(8,319)	$(17,000)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We provide a leading suite of cloud-based solutions that help businesses of all types and sizes comply with tax requirements for transactions worldwide. Our Avalara Compliance Cloud offers a broad and growing suite of compliance solutions that enable businesses to address the complexity of transaction tax compliance, process transactions in real time, produce detailed records of transaction tax determinations, and reduce errors, audit exposure, and total transaction tax compliance costs. Businesses that use our solutions can allocate fewer personnel to manage transaction tax compliance and focus their efforts on core business operations. Businesses across industries and of all sizes, ranging from small businesses to Fortune 100 companies, use our solutions.

We generated revenue of $123.2 million, $167.4 million, $213.2 million, and $61.4 million in 2015, 2016, 2017, and the three months ended March 31, 2018, respectively. We derive most of our revenue from subscriptions to our solutions. Subscription and returns revenue accounted for 92%, 93%, 94%, and 94% of our total revenue during 2015, 2016, 2017, and the three months ended March 31, 2018, respectively. We also derive revenue from providing professional services, which accounted for 8%, 7%, 6%, and 6% of our total revenue during 2015, 2016, 2017, and the three months ended March 31, 2018, respectively. In 2017, we generated approximately 95% of our revenue in North America, but we are expanding our international presence to support transaction tax compliance in Europe, South America, and Asia. During the first quarter of 2018, we generated approximately 94% of our revenue in North America.

Our revenue churn rate for each of 2016 and 2017 was less than 5%. We calculate our revenue churn rate by measuring the revenue contribution associated with billing accounts that cancel all of their product and service agreements with us over the measurement year. This cancelled revenue contribution for each such billing account is calculated as the revenue recognized for such billing accounts over the trailing four quarters prior to the quarter in which such billing account cancelled its product and service agreements. We then divide this cancelled revenue contribution by our total annual revenue recognized for the measurement year to calculate our revenue churn rate. Our calculation of revenue churn rate includes only customers with unique account identifiers in our primary U.S. billing systems and does not include customers who subscribe to our solutions through our international subsidiaries or legacy billing systems, primarily related to past acquisitions.

We sell our solutions primarily through our sales force, which focuses on selling to qualified leads provided by our marketing efforts, and network of referral partners. The majority of these sales, to new and existing customers, are direct and are conducted via telephone, requiring minimal in-person interactions with customer prospects. In some cases, particularly for customers with larger and more complex needs, we conduct in-person sales. In addition, our marketing investments and activities generate interest from large numbers of small businesses that also are burdened by transaction tax compliance requirements. Because these customers typically purchase smaller plans at lower price points, we have established an online marketplace through which these customers purchase and configure their solutions without the involvement of our primary selling or customer onboarding teams. Additionally, we have relationships with business application providers that, in some cases, purchase functionality from us for use by their customers, many of which are small businesses.

We launched our first solution, AvaTax, in 2004, and have continued investing organically and through acquisitions to provide best-in-class solutions and to expand our market opportunity. We devote substantial resources to continuously improve the Avalara Compliance Cloud, add innovative new features and functionalities, build technology to support new content types, and improve the user experience for our solutions. We have also made, and expect to continue to make, significant investments to acquire accurate, relevant content and expertise to best serve the transaction tax compliance needs of customers.

We focus on expanding and maintaining our partner network, which has been an essential part of our growth. As transactions are executed in our customers’ business applications, the Avalara Compliance Cloud performs a series of functions to deliver tax compliance functionality in real time. We enable this through our more than 600 pre-built integrations that are designed to link our platform to business applications including accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. Some of our integration partners are the actual publishers of the business applications, who work with us to provide transaction tax functionality to their customers through those business applications. Other integration partners are independent software developers or resellers who we engage to build and maintain the integrations. In either case, the integration partners are paid a commission based on a percentage of the sales of our solutions that use the integration. In general, integration partners are paid a higher commission for the initial sale to a new customer and lower recurring commissions for renewal subscription terms.

We also work with referral partners who refer new customers to us and receive a commission based on a percentage of the first-year sales of our solutions to those new customers. Many referral partners are software resellers, or other participants in the marketplace who have access to high quality new customer leads. In 2015, 2016, 2017, and for the three months ended March 31, 2018, commissions earned by our partners amounted to approximately 7%, 6%, 7%, and 6% of total revenue, respectively, and was recorded as a component of sales and marketing expense.

The growth of our business and our future success depends on many factors, including our ability to continue to expand our customer base and the solutions used by existing customers, innovate and broaden our solutions, integrate acquisitions, and expand our content types and geographic scope. While these areas represent significant opportunities for us, we also face significant risks and challenges that we must successfully address in order to sustain the growth of our business and improve our operating results. We anticipate that we will continue to expand our operations and headcount. The expected addition of new personnel and the investments that we anticipate will be necessary to manage our anticipated growth will make it more difficult for us to achieve or maintain profitability. Many of these investments will occur in advance of experiencing any direct benefit and will make it difficult to determine if we are allocating our resources efficiently.

Key Business Metrics

We regularly review several metrics to evaluate growth trends, measure our performance, formulate financial projections, and make strategic decisions. We discuss revenue and the components of operating results below under “Key Components of Consolidated Statements of Operations,” and we discuss other key business metrics below.

We disclose the number of core customers as of each quarter-end beginning with June 30, 2016 and our net revenue retention rate for each quarter beginning with the second quarter of 2016. Our accounting and financial reporting systems and processes in place prior to the second quarter of 2016 were not configured to allow us to calculate our core customer count or net revenue retention rate on a comparable basis.

	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
Number of core customers (as of end of period)	5,660	5,990	6,250	6,650	6,970	7,250	7,490	7,760
Net revenue retention rate	107%	106%	104%	109%	106%	107%	105%	109%

Number of Core Customers

We believe core customers is a key indicator of our market penetration, growth, and potential future revenue. The mid-market has been and remains our primary target market segment for marketing and selling our solutions. We use core customers as a metric to focus our customer count reporting on our primary target market segment. As of December 31, 2016 and 2017, and March 31, 2018, we had approximately 6,250, 7,490, and 7,760 core customers, respectively, representing less than half of our total number of customers. In 2017, our core customers represented more than 85% of our total revenue.

We define a core customer as:

•	a unique account identifier in our billing system, or a billing account (multiple companies or divisions within a single consolidated enterprise that each have a separate unique account identifier are each treated as separate customers);

•	that is active as of the measurement date; and

•	for which we have recognized, as of the measurement date, greater than $3,000 in total revenue during the last twelve months.

Currently, our core customer count includes only customers with unique account identifiers in our primary U.S. billing systems and does not include customers who subscribe to our solutions through our international subsidiaries or certain legacy billing systems, primarily related to past acquisitions. As we increase our international operations and sales in future periods, we may add customers billed from our international subsidiaries to the core customer metric.

We also have a substantial number of customers of various sizes who do not meet the revenue threshold to be considered a core customer. Many of these customers are in the small business and self-serve segment of the marketplace, which represents strategic value and a growth opportunity for us. Customers who do not meet the revenue threshold to be considered a core customer provide us with market share and awareness, and we anticipate that some may grow into core customers.

Net Revenue Retention Rate

We believe that our net revenue retention rate provides insight into our ability to retain and grow revenue from our customers, as well as their potential long-term value to us. We also believe it reflects the stability of our revenue base, which is one of our core competitive strengths. We calculate our net revenue retention rate by dividing (a) total revenue in the current quarter from any billing accounts that generated revenue during the corresponding quarter of the prior year by (b) total revenue in such corresponding quarter from those same billing accounts. This calculation includes changes for these billing accounts, such as additional solutions purchased, changes in pricing and transaction volume, and terminations, but does not reflect revenue for new billing accounts added during the one year period. Currently, our net revenue retention rate calculation includes only customers with unique account identifiers in our primary U.S. billing systems and does not include customers who subscribe to our solutions through our international subsidiaries or certain legacy billing systems, primarily related to past acquisitions. Our net revenue retention rate was 107% on average for the four quarters ended March 31, 2018.

Key Components of Consolidated Statements of Operations

Revenue

We generate revenue from two sources: (1) subscriptions and returns; and (2) professional services. Subscription and returns revenue is driven primarily by the acquisition of customers, customer renewals, and additional product offerings purchased by existing customers. Revenue from subscriptions and returns comprised approximately 92%, 93%, 94%, and 94% of our revenue for 2015, 2016, and 2017, and the three months ended March 31, 2018, respectively.

Subscription and Returns Revenue.    Subscription and returns revenue primarily consists of fees paid by customers to use our solutions. Subscription plan customers select a price plan that includes an allotted maximum number of transactions over the subscription term. Unused transactions are not carried over to the customer’s next subscription term, and our customers are not entitled to any refund of fees paid or relief from fees due if they do not use the allotted number of transactions. If a subscription plan customer exceeds the selected maximum transaction level, we will generally upgrade the customer to a higher tier or, in some cases, charge overage fees on a per transaction or return basis. Customers who purchase tax return preparation can purchase on a subscription basis for an allotted number of returns or on a per filing basis.

Our subscription contracts are generally non-cancelable after the first 60 days of the contract term. We reserve for estimated cancellations based on actual history. We generally invoice our subscription plan customers for the initial term at contract signing and in advance for renewals. Our initial terms generally range from twelve to eighteen months, and renewal periods are typically one year. Amounts that have been invoiced are initially recorded as deferred revenue. Subscription revenue is recognized on a straight-line basis over the service term of the arrangement beginning on the date that our solution is made available to the customer and ending at the expiration of the subscription term. We recognize revenue for returns purchased on a per filing basis when the return is filed. Since our customers typically file tax returns on a monthly or quarterly basis continuously through the year, the pattern of revenue recognition is similar regardless of the selling arrangement.

Professional Services.    We generate professional services revenue from providing tax analysis, configurations, data migrations, integration, training and other support services. We bill for service arrangements on a fixed fee or time and materials basis, and we recognize revenue as services are performed and are collectable under the terms of the associated contracts.

Costs and Expenses

Cost of Revenue.    Cost of revenue consists of costs related to providing the Avalara Compliance Cloud and supporting our customers and includes personnel and related expenses, including salaries, benefits, bonuses, and stock-based compensation. In addition, cost of revenue includes direct costs associated with information technology, such as data center and software hosting costs, and tax content maintenance. Cost of revenue also includes allocated costs for certain information technology and facility expenses, along with depreciation of equipment and amortization of intangibles such as acquired technology from acquisitions. We plan to continue to significantly expand our infrastructure and personnel to support our future growth, including through acquisitions, which we expect to result in higher cost of revenue in absolute dollars.

Sales and Marketing.    Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff, including salaries, benefits, bonuses, commissions to our sales personnel, stock-based compensation, costs of marketing and promotional events, corporate communications, online marketing, solution marketing, and other brand-building activities. Sales and marketing expenses include allocated costs for certain information technology and facility expenses, along with depreciation of equipment and amortization of intangibles such as customer databases from acquisitions.

Integration and referral partner commissions are also included in sales and marketing expenses. We expense commissions as incurred rather than recognizing them over the subscription period. Our partner commission expense has historically been, and will continue to be, impacted by many factors, including the proportion of new and renewal revenues, the nature of the partner relationship, and the sales mix among similar types of partners during the period. In general, integration partners are paid a higher commission for the initial sale to a new customer and a lower commission for renewal sales. Additionally, we have several types of partners (e.g., integration and referral) that each earn different commission rates. For 2015, 2016, 2017, and the three months ended March 31, 2018, we incurred $9.0 million, $9.9 million, $14.3 million, and $3.9 million in commission expense to partners, respectively.

We intend to continue to invest in sales and marketing and expect spending in these areas to increase in absolute dollars as we continue to expand our business. We expect sales and marketing expenses to continue to be among the most significant components of our operating expenses.

Research and Development.    Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, bonuses, and stock-based compensation, and the cost of third-party developers and other contractors. Research and development costs, other than software development expenses qualifying for capitalization, are expensed as incurred. For the years ended December 31, 2015, 2016, and 2017, and the three months ended March 31, 2018, $0.7 million, $0.8 million, $1.0 million, and $0.3 million of software development costs were capitalized, respectively. Capitalized software development costs consist primarily of employee-related costs. Research and development expenses also includes allocated costs for certain information technology and facility expenses.

We devote substantial resources to enhancing the Avalara Compliance Cloud, developing new and enhancing existing solutions, conducting quality assurance testing, and improving our core technology. We expect research and development expenses to increase in absolute dollars.

General and Administrative.    General and administrative expenses consist primarily of personnel and related expenses for administrative, finance, information technology, legal, and human resources staff, including salaries, benefits, bonuses, and stock-based compensation, professional fees, insurance premiums, and other corporate expenses that are not allocated to the above expense categories.

We expect our general and administrative expenses to increase in absolute dollars as we continue to expand our operations, hire additional personnel, integrate acquisitions, and incur costs as a public company. We expect to incur increased expenses related to accounting, tax and auditing activities, legal, insurance, SEC compliance, and internal control compliance.

Total Other (Income) Expense, Net.    Total other (income) expense, net consists of interest income, interest expense, fair value expense of common and preferred stock warrants, quarterly remeasurement of contingent consideration, realized foreign currency changes and other nonoperating gains and losses. Interest expense results from interest payments on our borrowings, which are based on a floating per annum rate at specified percentages above the prime rate. Fair value expense of preferred stock warrants consisted of changes in the fair value during the period, which include preferred stock warrants and other similar instruments that contain down-round provisions. During 2016, all remaining preferred stock warrants were exercised.

Results of Operations

The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

We have pursued and expect to continue to pursue acquisitions to increase the scope of our product offerings. The comparability of periods covered by our financial statements can be, and may be in the future, impacted by acquisitions. In February 2015, we acquired a U.S. business that provides comprehensive, cloud-based, automated software solutions for lodging tax compliance. In June 2015, we acquired a business in Belgium that was a developer of VAT compliance software and compliance services for the European market. Also in June 2015, we acquired a U.S. business that provides automated software solutions for telecommunications sales tax compliance. In September 2016, we acquired a business in Brazil that provides certain tax-related compliance solutions and content for the Brazilian market.

The following sets forth our results of operations for the periods presented.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Revenue:
Subscription and returns	$112,804	$154,967	$199,942	$45,848	$57,870
Professional services and other	10,354	12,459	13,217	3,117	3,507

Total revenue	123,158	167,426	213,159	48,965	61,377

Cost of revenue:
Subscription and returns	34,856	41,307	48,849	11,244	14,817
Professional services and other	5,889	7,206	9,128	2,319	2,692

Total cost of revenue(1)	40,745	48,513	57,977	13,563	17,509

Gross profit	82,413	118,913	155,182	35,402	43,868

Operating expenses:
Research and development(1)	29,787	32,848	41,264	9,682	12,619
Sales and marketing(1)	98,686	103,483	133,794	30,300	37,307
General and administrative(1)	33,683	36,875	34,286	10,613	9,211
Goodwill impairment and restructuring charges(2)	—	—	9,170	—	—

Total operating expenses	162,156	173,206	218,514	50,595	59,137

Operating loss	(79,743)	(54,293)	(63,332)	(15,193)	(15,269)

Total other (income) expense, net	1,614	2,955	2,013	954	828

Loss before income taxes	(81,357)	(57,248)	(65,345)	(16,147)	(16,097)
Provision for (benefit from) income taxes	(3,593)	640	(1,219)	(149)	(848)

Net loss	$(77,764)	$(57,888)	$(64,126)	$(15,998)	$(15,249)

(1)	The stock-based compensation expense included above was as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Cost of revenue	$496	$856	$976	$226	$296
Research and development	1,120	1,265	2,391	491	581
Sales and marketing	1,705	2,209	3,789	837	1,045
General and administrative	3,699	3,782	4,601	1,468	1,588

Total stock-based compensation	$7,020	$8,112	$11,757	$3,022	$3,510

The amortization of acquired intangibles included above was as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Cost of revenue	$2,512	$3,244	$3,717	$915	$898
Research and development	—	—	—	—	—
Sales and marketing	1,423	1,706	1,913	480	502
General and administrative	128	124	102	38	10

Total amortization of acquired intangibles	$4,063	$5,074	$5,732	$1,433	$1,410

(2)	The goodwill impairment included above was $8.4 million and the restructuring charges were $0.8 million.

The following sets forth our results of operations as a percentage of our total revenue for the periods presented.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
Revenue:
Subscription and returns	92%	93%	94%	94%	94%
Professional services and other	8%	7%	6%	6%	6%

Total revenue	100%	100%	100%	100%	100%

Cost of revenue:
Subscription and returns	28%	25%	23%	23%	24%
Professional services and other	5%	4%	4%	5%	4%

Total cost of revenue	33%	29%	27%	28%	29%

Gross profit	67%	71%	73%	72%	71%

Operating expenses:
Research and development	24%	20%	19%	20%	21%
Sales and marketing	80%	62%	63%	62%	61%
General and administrative	27%	22%	16%	22%	15%
Goodwill impairment and restructuring charges	0%	0%	4%	0%	0%

Total operating expenses	132%	103%	103%	103%	96%

Operating loss	(65)%	(32)%	(30)%	(31)%	(25)%

Other (income) expense:

Total other (income) expense, net	1%	2%	1%	(2)%	(1)%

Loss before income taxes	(66)%	(34)%	(31)%	(33)%	(26)%
Provision for (benefit from) income taxes	(3)%	0%	(1)%	0%	(1)%

Net loss	(63)%	(35)%	(30)%	(33)%	(25)%

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2018

Revenue

	For the Three Months Ended March 31,		Change
	2017	2018	Amount	Percentage
	(dollars in thousands)
Revenue:
Subscription and returns	$45,848	$57,870	$12,022	26%
Professional services and other	3,117	3,507	390	13%

Total revenue	$48,965	$61,377	$12,412	25%

Total revenue for the three months ended March 31, 2018 increased by $12.4 million, or 25%, compared to the three months ended March 31, 2017. Subscription and returns revenue for the three months ended March 31, 2018 increased by $12.0 million, or 26%, compared to the three months ended March 31, 2017. Growth in total revenue was due primarily to increased demand for our products and services from new and existing customers. Of the increase in total revenue for the three months ended March 31, 2018 compared to the same period of 2017, approximately $4.1 million was attributable to existing customers and approximately $8.3 million was attributable to new customers.

Cost of Revenue

	For the Three Months Ended March 31,		Change
	2017	2018	Amount	Percentage
	(dollars in thousands)
Cost of revenue
Subscription and returns	$11,244	$14,817	$3,573	32%
Professional services and other	2,319	2,692	373	16%

Total cost of revenue	$13,563	$17,509	$3,946	29%

Cost of revenue for the three months ended March 31, 2018 increased by $3.9 million, or 29%, compared to the three months ended March 31, 2017. The increase in cost of revenue in absolute dollars was due primarily to an increase of $2.4 million in employee-related costs from higher headcount, an increase of $0.7 million in software hosting costs, and an increase of $0.7 million in allocated overhead cost. Our cost of revenue headcount increased approximately 18% from the first quarter of 2017 to the first quarter of 2018 due to our continued growth to support our solutions and expand content. Software hosting costs have increased due primarily to higher transaction volumes and transitioning to a third-party hosting vendor. Allocated overhead consists primarily of facility expenses and shared information technology expenses. Facility expenses increased in the first quarter of 2018 due primarily to the costs associated with our new corporate headquarters in Seattle, Washington. We moved into these facilities in February 2018.

Gross Profit

	For the Three Months Ended March 31,		Change
	2017	2018	Amount	Percentage
	(dollars in thousands)
Gross profit
Subscription and returns	$34,604	$43,053	$8,449	24%
Professional services and other	798	815	17	2%

Total gross profit	$35,402	$43,868	$8,466	24%

Gross margin
Subscription and returns	75%	74%
Professional services and other	26%	23%

Total gross margin	72%	71%

Total gross profit for the three months ended March 31, 2018 increased $8.5 million, or 24%, compared to the three months ended March 31, 2017. Total gross margin was 71% for the three months ended March 31, 2018 compared to 72% for the same period of 2017. This decrease was due primarily to higher software hosting costs and allocated overhead costs.

Research and Development

	For the Three Months Ended March 31,		Change
	2017	2018	Amount	Percentage
	(dollars in thousands)
Research and development	$9,682	$12,619	$2,937	30%

Research and development expenses for the three months ended March 31, 2018 increased $2.9 million, or 30%, compared to the three months ended March 31, 2017. The increase was due primarily to an increase of $2.3 million in employee-related costs from higher headcount and an increase of $0.4 million in allocated overhead cost. Research and development headcount increased approximately 11% from the first quarter of 2017 to the first quarter of 2018 due primarily to increasing headcount in our U.S. operations as we continue to enhance existing solutions.

Sales and Marketing

	For the Three Months Ended March 31,		Change
	2017	2018	Amount	Percentage
	(dollars in thousands)
Sales and marketing	$30,300	$37,307	$7,007	23%

Sales and marketing expenses for the three months ended March 31, 2018 increased $7.0 million, or 23%, compared to the three months ended March 31, 2017. The increase was due primarily to $6.1 million in employee-related costs (including $3.0 million increase in sales commissions expense), an increase of $1.3 million for partner commission expense, and an increase of $0.8 million in allocated overhead cost offset, in part, by a decrease of $1.4 million for marketing campaign expenses. Sales and marketing headcount increased approximately 23% from the first quarter of 2017 to the first quarter of 2018. Sales commissions expense increased due to strong sales-related activity. Partner commission expense increased due primarily to higher revenues and an increase in the proportion of sales eligible for partner commissions. Marketing campaign expenses decreased due to a reduction in our discretionary spending on advertising and marketing in the first quarter of 2018 compared to the first quarter of 2017.

General and Administrative

	For the Three Months Ended March 31,		Change
	2017	2018	Amount	Percentage
	(dollars in thousands)
General and administrative	$10,613	$9,211	$(1,402)	(13)%

General and administrative expenses for the three months ended March 31, 2018 decreased $1.4 million, or 13%, compared to the three months ended March 31, 2017. The decrease was due primarily to a $1.1 million decrease in professional services expenses. Professional services expenses were lower due primarily to expenses incurred in the prior year’s quarter for legal and accounting fees related to our preliminary activities related to our anticipated initial public offering of our common stock, or IPO. In the first quarter of 2018, IPO-related costs were recorded to deferred financing costs.

Total Other (Income) Expense, Net

	For the Three Months Ended March 31,		Change
	2017	2018	Amount
	(dollars in thousands)
Other (income) expense, net
Interest income	$(10)	$(36)	$(26)
Interest expense	528	894	366
Other (income) expense, net	436	(30)	(466)

Total other (income) expense, net	$954	$828	$(126)

Total other (income) expense, net for the three months ended March 31, 2018 decreased $0.1 million compared to the three months ended March 31, 2017 due primarily to the change in the fair value of earnout liabilities, partially offset by higher interest expense on borrowings under our credit facility during the first quarter of 2018.

Provision for (Benefit from) Income Taxes

	For the Three Months Ended March 31,		Change
	2017	2018	Amount
	(dollars in thousands)
Provision for (benefit from) income taxes	$(149)	$(848)	$(699)

Benefit from income taxes for the three months ended March 31, 2018 increased by $0.7 million compared to the three months ended March 31, 2017. The effective income tax rate was a benefit of 0.9% and 5.3% for the three months ended March 31, 2017 and 2018, respectively. The difference is due primarily to an update to the provisional amount recorded as of December 31, 2017. We determined that indefinite lived goodwill would provide a source of income to realize indefinite lived deferred tax assets resulting in a tax benefit of $0.9 million during the three months ended March 31, 2018. We continue to analyze changes under The Tax Cut and Jobs Act and anticipate recording any additional resulting adjustments within the measurement period.

We have assessed our ability to realize our deferred tax assets and have recorded a valuation allowance against such assets to the extent that, based on the weight of all available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. In assessing the likelihood of future realization of our deferred tax assets, we placed significant weight on our history of generating U.S. tax losses, including in the first quarter of 2018. As a result, we have a full valuation allowance against our net deferred tax assets, including net operating loss carryforwards, and tax credits related primarily to research and development. We expect to maintain a full valuation allowance for the foreseeable future.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Revenue

	For the Year Ended December 31,		Change
	2016	2017	Amount	Percentage
	(dollars in thousands)
Revenue:
Subscription and returns	$154,967	$199,942	$44,975	29%
Professional services and other	12,459	13,217	758	6%

Total revenue	$167,426	$213,159	$45,733	27%

Total revenue increased by $45.7 million, or 27%, from 2016 to 2017. Subscription and returns revenue increased by $45.0 million, or 29%, from 2016 to 2017. Growth in total revenue was due primarily to increased demand for our products and services from new and existing customers. In September 2016, we acquired a business in Brazil that provides transaction tax compliance solutions and content. Excluding the impact of the Brazil acquisition, revenue increased by $42.3 million, or 25%, from 2016 to 2017. Of this increase, $23.7 million was attributable to existing customers and $18.6 million was attributable to new customers.

Professional services and other revenue increased $0.8 million, or 6%, from 2016 to 2017 due primarily to the Brazil acquisition.

Cost of Revenue

	For the Year Ended December 31,		Change
	2016	2017	Amount	Percentage
	(dollars in thousands)
Cost of revenue
Subscription and returns	$41,307	$48,849	$7,542	18%
Professional services and other	7,206	9,128	1,922	27%

Total cost of revenue	$48,513	$57,977	$9,464	20%

Total cost of revenue increased $9.5 million, or 20%, from 2016 to 2017. The increase in cost of revenue in absolute dollars was due primarily to an increase of $6.4 million in employee-related costs due to our September 2016 acquisition in Brazil and higher headcount, an increase of $1.0 million in software hosting costs, $0.9 million in higher depreciation and amortization expense, and an increase of $0.6 million in outside services expense. Our cost of revenue headcount increased approximately 19% from December 31, 2016 to December 31, 2017 due to our continued growth to support our solutions and expand content. Software hosting costs have increased due primarily to higher transaction volumes. Amortization expense increased due primarily to intangible assets acquired as part of the Brazil acquisition. As we expanded our product offerings in Europe in 2017, our outside services expenses increased as we temporarily engaged third parties to assist with certain projects.

Gross Profit

	For the Year Ended December 31,		Change
	2016	2017	Amount	Percentage
	(dollars in thousands)
Gross profit
Subscription and returns	$113,660	$151,093	$37,433	33%
Professional services and other	5,253	4,089	(1,164)	(22)%

Total gross profit	$118,913	$155,182	$36,269	31%

Gross margin
Subscription and returns	73%	76%
Professional services and other	42%	31%

Total gross margin	71%	73%

Gross profit improved $36.3 million, or 31%, from 2016 to 2017. Our total gross margin improved from 71% in 2016 to 73% in 2017. The increase in gross margin was due primarily to increased automation of compliance processes and growing revenue relative to fixed costs of operations.

Research and Development

	For the Year Ended December 31,		Change
	2016	2017	Amount	Percentage
	(dollars in thousands)
Research and development	$32,848	$41,264	$8,416	26%

Research and development expenses increased $8.4 million, or 26%, from 2016 to 2017. The increase was due primarily to a $6.8 million increase in employee-related costs due to our September 2016 acquisition in Brazil and higher headcount, a $1.0 million increase in allocated overhead cost, and a $0.2 million increase in outside services expense. Research and development headcount increased approximately 18% from December 31, 2016 to December 31, 2017 due primarily to increasing headcount in our U.S operations as we continue to enhance existing solutions. Allocated overhead consists primarily of facility expenses and shared information technology expenses.

Sales and Marketing

	For the Year Ended December 31,		Change
	2016	2017	Amount	Percentage
	(dollars in thousands)
Sales and marketing	$103,483	$133,794	$30,311	29%

Sales and marketing expenses increased $30.3 million, or 29%, from 2016 to 2017. The increase was due primarily to an increase of $20.3 million in employee-related costs from higher headcount, an increase of $4.9 million for marketing campaign and professional services expenses, and an increase of $4.4 million for partner commissions expense. During 2017, we engaged in a salesforce reorganization and continued to expand our sales force and marketing teams as we seek to accelerate sales growth and new customer acquisition. Sales and marketing headcount increased approximately 30% from December 31, 2016 to December 31, 2017. In pursuing our strategy to accelerate sales growth, we also increased marketing spending primarily on demand generation and customer base marketing activities in 2017. Partner commission expense increased by 44%, from $9.9 million to $14.3 million, due primarily to an increase in the proportion of sales eligible for partner commissions.

General and Administrative

	For the Year Ended December 31,		Change
	2016	2017	Amount	Percentage
	(dollars in thousands)
General and administrative	$36,875	$34,286	$(2,589)	(7)%

General and administrative expenses decreased $2.6 million, or 7%, from 2016 to 2017. The decrease was due primarily to a $3.2 million reduction in bad debt expense, a $1.5 million non-recurring charge to terminate a contract in 2016, lower depreciation of $0.7 million, and $0.7 million lower allocated overhead costs, partially offset by a $2.8 million increase in employee-related costs from higher headcount. Bad debt expense decreased due primarily to improved cash collections from our customers compared to the prior year. In 2016, we agreed to terminate a long-term software development agreement with a vendor for $1.5 million. Depreciation expenses decreased due to asset disposals for our Bainbridge Island and Harrisburg offices, which were downsized in 2016. Allocated overhead consists primarily of facility expenses and shared information technology expenses. General and administrative headcount increased approximately 21% from December 31, 2016 to December 31, 2017 as we expanded our support services personnel to effectively handle growth.

Goodwill Impairment and Restructuring Charges

Goodwill impairment and restructuring charges for 2017 were $9.2 million. There were no similar charges in 2016. A goodwill impairment charge of $8.4 million was recorded related to our Brazilian operations. See Note 6 of the Notes to Consolidated Financial Statements. Separately, we also incurred restructuring charges of $0.8 million in 2017 associated with our plan to close our Overland Park office, including termination benefits and other reorganization costs, primarily associated with integrating operations.

Total Other (Income) Expense, Net

	For the Year Ended December 31,		Change
	2016	2017	Amount
	(dollars in thousands)
Other (income) expense, net
Interest income	$(18)	$(77)	$(59)
Interest expense	2,301	2,585	284
Change in fair value of preferred stock warrants	(28)	—	28
Other (income) expense, net	700	(495)	(1,195)

Total other (income) expense, net	$2,955	$2,013	$(942)

Total other (income) expense, net decreased by $0.9 million from 2016 to 2017 due primarily to the change in the fair value of earnout liabilities, partially offset by higher interest expense on borrowings under our credit facility during 2017. We estimate the fair value of earnout liabilities related to acquisitions quarterly. The $1.0 million reduction in the fair value of earnout liabilities resulted from income of $0.7 million in 2017, compared to $0.3 million of expense in 2016. Of the $0.7 million recognized in income, $0.4 million was attributable to the reduction in fair value of the VAT Applications earnout, and $0.3 million to the reduction in the fair value of the earnout for our acquisition in Brazil. Interest expense increased 12% in 2017 compared to 2016 due primarily to higher debt levels. As of December 31, 2017, we had variable rate borrowings of $30.0 million outstanding under the term loan facility and $10.0 million under the revolving credit facility bearing interest at an annual rate of 6.75% and 6.25%, respectively.

Provision for (Benefit from) Income Taxes

	For the Year Ended December 31,		Change
	2016	2017	Amount
	(dollars in thousands)
Provision for (benefit from) income taxes	$640	$(1,219)	$(1,859)

Provision for income taxes decreased by $1.9 million from 2016 to 2017 due primarily to net operating losses in Brazil. In 2017, a deferred tax benefit was recorded for losses incurred up to the amount of our deferred tax liability attributable to our Brazil operations. Upon extinguishment of the deferred tax liability, additional net operating losses resulted in a deferred tax asset for which we have established a full valuation allowance.

We have assessed our ability to realize our deferred tax assets and have recorded a valuation allowance against such assets to the extent that, based on the weight of all available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. In assessing the likelihood of future realization of our deferred tax assets, we placed significant weight on our history of generating U.S. tax losses, including in 2017. As a result, we have a full valuation allowance against our net deferred tax assets, including net operating loss carryforwards, and tax credits related primarily to research and development. We reported a net deferred tax liability as of December 31, 2016 and

2017 of $3.2 million and $1.9 million, respectively. We expect to maintain a full valuation allowance for the foreseeable future.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Revenue

	For the Year Ended December 31,		Change
	2015	2016	Amount	Percentage
	(dollars in thousands)
Revenue:
Subscription and returns	$112,804	$154,967	$42,163	37%
Professional services and other	10,354	12,459	2,105	20%

Total revenue	$123,158	$167,426	$44,268	36%

Total revenue increased by $44.3 million, or 36%, from 2015 to 2016. Subscription and returns revenue increased by $42.2 million, or 37%, from 2015 to 2016. Professional services and other revenue increased $2.1 million, or 20%, from 2015 to 2016.

The increase was due primarily to higher revenue from existing customers, revenues from new customers, and acquisitions in 2015 and 2016. Revenue increased by $10.7 million, or 9%, from acquisitions that were made in 2015 and 2016. Excluding the impact of acquisitions made in 2015 and 2016, revenue increased by $33.6 million, or 30%, from 2015 to 2016. Of this increase, $21.2 million was attributable to existing customers and $12.4 million was attributable to new customers.

Cost of Revenue

	For the Year Ended December 31,		Change
	2015	2016	Amount	Percentage
	(dollars in thousands)
Cost of revenue:
Subscription and returns	$34,856	$41,307	$6,451	19%
Professional services and other	5,889	7,206	1,317	22%

Total cost of revenue	$40,745	$48,513	$7,768	19%

Total cost of revenue increased $7.8 million, or 19%, from 2015 to 2016. The increase in cost of revenue in absolute dollars was due primarily to an increase of $4.3 million in employee related payroll expenses, $0.9 million in higher allocated overhead costs, $0.8 million in higher data center and software hosting costs, and $0.7 million in higher amortization expense. Our employee related payroll expenses increased due primarily to higher headcount due to supporting continued customer growth and recent acquisitions. Cost of revenue headcount increased approximately 32% from 2015 to 2016. Allocated overhead costs consists primarily of facility expenses and shared information technology expenses.

Gross Profit

	For the Year Ended December 31,		Change
	2015	2016	Amount	Percentage
	(dollars in thousands)
Gross profit:
Subscription and returns	$77,948	$113,660	$35,712	46%
Professional services and other	4,465	5,253	788	18%

Total gross profit	$82,413	$118,913	$36,500	44%

Gross margin:
Subscription and returns	69%	73%
Professional services and other	43%	42%
Total gross margin	67%	71%

Gross profit improved $36.5 million, or 44%, from 2015 to 2016. Our total gross margin improved from 67% in 2015 to 71% in 2016. The increase in gross margin was due primarily to increased automation of compliance processes and growing revenue relative to fixed costs of operations.

Research and Development

	For the Year Ended December 31,		Change
	2015	2016	Amount	Percentage
	(dollars in thousands)
Research and development	$29,787	$32,848	$3,061	10%

Research and development expenses increased $3.1 million, or 10%, from 2015 to 2016. The increase was due primarily to higher employee related costs of $3.5 million driven by increased headcount, partially offset by lower third party software development costs of $0.3 million. Research and development headcount increased approximately 9% from 2015 to 2016.

Sales and Marketing

	For the Year Ended December 31,		Change
	2015	2016	Amount	Percentage
	(dollars in thousands)
Sales and marketing	$98,686	$103,483	$4,797	5%

Sales and marketing expenses increased $4.8 million, or 5%, from 2015 to 2016. The increase was due primarily to the expansion of our sales force and $0.7 million in higher allocated overhead costs. We added employees within our sales, business development, and marketing organizations, which contributed to $4.1 million of increased personnel and related expenses, including commissions and bonuses. Sales and marketing headcount increased approximately 9% from 2015 to 2016. Allocated overhead cost consists primarily of facility expenses and shared information technology.

General and Administrative

	For the Year Ended December 31,		Change
	2015	2016	Amount	Percentage
	(dollars in thousands)
General and administrative	$33,683	$36,875	$3,192	9%

General and administrative expenses increased $3.2 million, or 9%, from 2015 to 2016. The increase was due primarily to an increase of $1.5 million for development agreement termination costs, $1.2 million for employee related costs, and $1.0 million for professional services expense, partially offset by lower allocated overhead and depreciation expense of $0.8 million. The increase in employee related costs was driven by higher general and administrative headcount, which increased approximately 34% from 2015 to 2016. In 2016, we agreed to terminate a long-term software development agreement with a vendor for $1.5 million. Professional services expense increased from 2015 to 2016 due primarily to higher acquisition related costs.

Total Other (Income) Expense, Net

	For the Year Ended December 31,		Change
	2015	2016	Amount
	(in thousands)
Total other (income) expense, net	$1,614	$2,955	$1,341

Total other (income) expense, net increased by $1.3 million from 2015 to 2016 due primarily to higher interest expense on borrowings under our credit facility during 2016. As of December 31, 2016, we had borrowings of $25.0 million outstanding under the term loan facility bearing interest at an annual rate of 6.75%.

Provision for (Benefit from) Income Taxes

	For the Year Ended December 31,		Change
	2015	2016	Amount
	(in thousands)
Provision for (benefit from) income taxes	$(3,593)	$640	$4,233

Provision for income taxes increased by $4.2 million from 2015 to 2016 due primarily to tax purchase accounting benefits of $3.5 million recorded in 2015. During 2015, we acquired the stock of two U.S. companies for which we recorded deferred tax liabilities through purchase accounting. These acquired deferred tax liabilities provided a future source of taxable income to support the realization of existing U.S. deferred tax assets, resulting in a discrete income tax benefit during 2015.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the periods presented as well as the percentage of total revenue that each line item represented for each quarter. In management’s opinion, the data below have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results to be expected for a full year or any future period. Historical periods are also impacted by acquisitions. In September 2016, we acquired a business in Brazil that provides certain tax-related compliance solutions and content for the Brazilian market. The following quarterly financial data should be read in conjunction with our audited financial statements and related notes included elsewhere in this prospectus.

	For the Three Months Ended
	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(unaudited)
	(in thousands)
Revenue:
Subscription and returns	$35,944	$35,929	$38,942	$44,152	$45,848	$48,309	$51,668	$54,117	$57,870
Professional services and other	2,843	3,100	2,988	3,528	3,117	2,582	3,600	3,918	3,507

Total revenue	38,787	39,029	41,930	47,680	48,965	50,891	55,268	58,035	61,377

Cost of revenue:
Subscription and returns	9,823	10,153	10,110	11,221	11,244	12,109	12,330	13,166	14,817
Professional services and other	1,771	1,824	1,728	1,883	2,319	2,258	2,329	2,222	2,692

Total cost of revenue(1)	11,594	11,977	11,838	13,104	13,563	14,367	14,659	15,388	17,509

Gross profit	27,193	27,052	30,092	34,576	35,402	36,524	40,609	42,647	43,868

Operating expenses:
Research and development(1)	8,422	8,691	7,724	8,011	9,682	10,291	10,401	10,890	12,619
Sales and marketing(1)	23,665	26,379	25,825	27,614	30,300	33,191	33,151	37,152	37,307
General and administrative(1)	8,668	8,375	10,260	9,572	10,613	7,484	8,092	8,097	9,211
Goodwill impairment and restructuring charges(2)	—	—	—	—	—	—	793	8,377	—

Total operating expenses	40,755	43,445	43,809	45,197	50,595	50,966	52,437	64,516	59,137

Operating loss	(13,562)	(16,393)	(13,717)	(10,621)	(15,193)	(14,442)	(11,828)	(21,869)	(15,269)

Total other (income) expense, net	74	1,081	1,033	767	954	1,148	(1,391)	1,302	828

Loss before income taxes	(13,636)	(17,474)	(14,750)	(11,388)	(16,147)	(15,590)	(10,437)	(23,171)	(16,097)

Provision for (benefit from) income taxes	101	198	118	223	(149)	(141)	(172)	(757)	(848)

Net loss	$(13,737)	$(17,672)	$(14,868)	$(11,611)	$(15,998)	$(15,449)	$(10,265)	$(22,414)	$(15,249)

(1) The stock-based compensation expense included above was as follows:
	For the Three Months Ended
	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(unaudited)
	(in thousands)
Cost of revenue	$194	$212	$227	$223	$226	$237	$277	$236	$296
Research and development	320	335	299	311	491	548	761	591	581
Sales and marketing	470	556	519	664	837	933	985	1,034	1,045
General and administrative	1,088	753	859	1,082	1,468	1,074	1,159	900	1,588

Total stock-based compensation	$2,072	$1,856	$1,904	$2,280	$3,022	$2,792	$3,182	$2,761	$3,510

The amortization of acquired intangibles included above was as follows:

	For the Three Months Ended
	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(unaudited)
	(in thousands)
Cost of revenue	$767	$767	$810	$900	$915	$912	$938	$952	$898
Research and development	—	—	—	—	—	—	—	—	—
Sales and marketing	428	425	370	483	480	455	482	496	502
General and administrative	29	26	21	48	38	29	26	9	10

Total amortization of acquired intangibles	$1,224	$1,218	$1,201	$1,431	$1,433	$1,396	$1,446	$1,457	$1,410

(2)   The goodwill impairment and restructuring charges above include $0.8 million of restructuring charges recorded in the third quarter of 2017 and $8.4 million of goodwill impairment recorded in the fourth quarter of 2017.

	For the Three Months Ended
	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(unaudited)
Revenue:
Subscription and returns	93%	92%	93%	93%	94%	95%	93%	93%	94%
Professional services and other	7%	8%	7%	7%	6%	5%	7%	7%	6%

Total revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%

Cost of revenue:
Subscription and returns	25%	26%	24%	24%	23%	24%	22%	23%	24%
Professional services and other	5%	5%	4%	4%	5%	4%	4%	4%	4%

Total cost of revenue	30%	31%	28%	27%	28%	28%	27%	27%	29%

Gross profit	70%	69%	72%	73%	72%	72%	73%	73%	71%

Operating expenses:
Research and development	22%	22%	18%	17%	20%	20%	19%	19%	21%
Sales and marketing	61%	68%	62%	58%	62%	65%	60%	64%	61%
General and administrative	22%	21%	24%	20%	22%	15%	15%	14%	15%
Goodwill impairment and restructuring charges	0%	0%	0%	0%	0%	0%	1%	14%	0%

Total operating expenses	105%	111%	104%	95%	103%	100%	95%	111%	96%

Operating loss	(35)%	(42)%	(33)%	(22)%	(31)%	(28)%	(21)%	(38)%	(25)%

Total other (income) expense, net	0%	3%	2%	2%	2%	2%	(3)%	2%	(1)%

Loss before income taxes	(35)%	(45)%	(35)%	(24)%	(33)%	(31)%	(19)%	(40)%	(26)%

Provision for (benefit from) income taxes	0%	1%	0%	0%	(0)%	(0)%	(0)%	(1)%	1%

Net loss	(35)%	(45)%	(35)%	(24)%	(33)%	(30)%	(19)%	(39)%	(25)%

	For the Three Months Ended
	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(unaudited) (in thousands)
Non-GAAP Financial Data:
Free cash flow(1)
Net cash provided by (used in) operating activities	$(10,194)	$(5,781)	$(4,558)	$(1,163)	$(7,282)	$403	$5,314	$(1,976)	$(13,375)
Purchases of property and equipment	(1,773)	(868)	(2,658)	(1,361)	(1,037)	(5,078)	(4,235)	(3,605)	(3,625)

Free cash flow	$(11,967)	$(6,649)	$(7,216)	$(2,524)	$(8,319)	$(4,675)	$1,079	$(5,581)	$(17,000)

(1)	Free cash flow is a non-GAAP financial measure. For more information about free cash flow, see the section of this prospectus titled “Selected Consolidated Financial Data—Use of Non-GAAP Financial Measures.”

Seasonality and Quarterly Trends

We have historically signed a higher percentage of agreements with new customers, as well as renewal and upgrade agreements with existing customers, in the fourth quarter of each year and usually during the last month of the quarter. This can be attributed to buying patterns typical in the software industry. Since the terms of most of our customer agreement terms are annual, agreements initially entered into the fourth quarter or last month of any quarter will generally come up for renewal at that same time in subsequent years. As a result, we have historically seen a higher percentage of customer agreement cancellations in the fourth quarter of each year. This seasonality is reflected in our revenues, though the impact to overall annual or quarterly revenues is minimal since we recognize subscription revenue ratably over the term of the customer contract. Additionally, this seasonality is reflected in commission expenses to our sales personnel and our partners.

Our quarterly revenue has increased in each period presented primarily due to increased sales to new customers, as well as increased usage by our existing customers. We cannot assure you that this pattern of sequential growth in revenue will continue.

Our operating expenses generally have increased sequentially in every quarter primarily due to increases in headcount and related expenses to support our growth. Quarterly fluctuations in our costs and expenses overall primarily reflect changes in our headcount, timing of acquisitions, and other costs related to providing the Avalara Compliance Cloud. In particular, research and development expenses have fluctuated based on the timing of personnel additions and related spending on product development. Increases in our sales and marketing expenses primarily reflects personnel additions and various sales and marketing initiatives that may fluctuate from quarter to quarter. We anticipate our operating expenses will continue to increase in absolute dollars in future periods as we invest in the long-term growth of our business. We also anticipate that gross profit and gross margin for professional services and other will fluctuate from quarter to quarter because of variability in our professional services projects and changes in headcount. Historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Liquidity and Capital Resources

We require cash to fund our operations, including outlays for infrastructure growth, acquisitions, geographic expansion, expanding our sales and marketing activities, and working capital for our growth. Since our inception, we have financed our operations primarily through cash received from customers for our solutions, private placements, and, to a lesser extent, our bank borrowings. As of December 31, 2016 and 2017, and March 31, 2018, we had $20.2 million, $14.1 million, and $12.6 million, respectively, of cash and cash equivalents, most of which was held in money market accounts.

Borrowings

In November 2017, we amended our June 2016 loan and security agreement with Silicon Valley Bank and Ally Bank (the “Lenders”). The credit arrangements include a senior secured $30.0 million term loan facility and a $50.0 million revolving credit facility (collectively, the “Credit Facilities”). The $30.0 million term loan must be repaid in November 2020 with principal payments beginning December 2018. The $50.0 million revolving credit facility, which is subject to a borrowing base limitation and is reduced by outstanding letters of credit, must be repaid in November 2019. The obligations under the Credit Facilities are collateralized by substantially all the assets of the Company, including intellectual property, receivables and other tangible and intangible assets.

Collectively, the Credit Facilities include several affirmative and negative covenants, including a requirement that we maintain minimum net billings, minimum liquidity and observe restrictions on dispositions of property, changes in our business, mergers or acquisitions, incurring indebtedness, and distributions or investments. Written consent of the Lenders is required to pay dividends to shareholders, with the exception of dividends payable in common stock. As of December 31, 2017 and March 31, 2018, we were in compliance with all covenants of the Credit Facilities.

We are required to pay a quarterly fee of 0.50% per annum on the undrawn portion available under the revolving credit facility plus the sum of outstanding letters of credit. Under the Credit Facilities, the interest rate on the term loan and the revolving credit facility is based on the greater of either 4.25% or the current prime rate plus 2.25% for the term loan and plus 1.75% for the revolving credit facility. As of December 31, 2017, we had borrowings of $30.0 million outstanding under the term loan facility bearing interest at an annual rate of 6.75% and borrowings of $10.0 million outstanding under the revolving credit facility bearing interest at an annual rate of 6.25%. As of March 31, 2018, we had borrowings of $30.0 million outstanding under the term loan bearing interest at an annual rate of 7.00% and borrowings of $28.0 million outstanding under the revolving credit facility bearing interest at an annual rate of 6.50%.

In November 2017, Silicon Valley Bank issued a $2.5 million standby letter of credit under the Credit Facilities in connection with the lease agreement for our new corporate headquarters. As of December 31, 2017, after reducing for outstanding borrowings and letters of credit totaling $2.5 million, $37.5 million remained available for borrowing under the revolving credit facility. As of March 31, 2018, after reducing for outstanding borrowings and letters of credit totaling $2.5 million, $19.5 million remained available for borrowing under the revolving credit facility.

Future Cash Requirements

As of December 31, 2017 and March 31, 2018, our cash and cash equivalents were held for working capital purposes. We intend to increase our operating expenses and our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents of $12.6 million as of March 31, 2018, together with cash generated from operations, cash available under our current borrowing arrangements, and the net proceeds of this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our financial position and liquidity are, and will be, influenced by a variety of factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing spending, the introduction of new and enhanced solutions, the cost of any acquisitions, and the continued market acceptance of our solutions.

The following table shows our cash flows from operating activities, investing activities, and financing activities for the stated periods:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(in thousands)
Cash (used in) provided by:
Operating activities	$(47,008)	$(21,696)	$(3,541)	$(7,282)	$(13,375)
Investing activities	(53,773)	(29,694)	(16,256)	2,356	(22,152)
Financing activities	22,489	61,000	13,695	(1,374)	34,018

Operating Activities

Our largest source of operating cash is cash collections from our customers for subscriptions and returns services. Our primary uses of cash from operating activities are for employee-related expenditures, marketing expenses, and commissions paid to our partners. Cash used in operating activities consists primarily of net loss adjusted for certain non-cash items, including goodwill impairment, stock-based compensation, depreciation and amortization, and other non-cash charges.

For the three months ended March 31, 2017, cash used in operating activities was $7.3 million compared to $13.4 million for the three months ended March 31, 2018. This increase in cash used of $6.1 million was due primarily to a negative working capital change of $6.8 million. Our net working capital decreased during the first quarter of 2018 compared to the first quarter of 2017 due primarily to a decrease in accrued payroll expenses and an increase in prepaid expenses. During the three months ended March 31, 2018, we had higher cash outflows for annual bonus payments and tradeshows occurring in future periods, when compared to similar-type payments in the prior year’s quarter.

For 2016, cash used in operating activities was $21.7 million compared to cash used in operating activities of $3.5 million for 2017. This reduction in cash used of $18.2 million was due primarily to reimbursements for tenant improvement expenditures of $10.5 million, and a positive working capital change of $5.5 million (excluding $10.5 million of lease incentives) for 2017. In 2016, we entered a ten-year lease for our new corporate headquarters in Seattle, Washington. Under the lease, we were granted approximately $10.5 million of tenant improvements to be paid by the landlord. We initially funded these improvements, which are recorded in Investing Activities as capital expenditures, and record the reimbursement of these expenditures to deferred rent, which increases cash from operating activities. Our net working capital improved during 2017 compared to 2016 due primarily to higher sales and improved cash collections on accounts receivable.

For 2015, cash used in operating activities was $47.0 million compared to cash used in operating activities of $21.7 million for 2016. This reduction in cash used of $25.3 million was due primarily to a lower net loss in 2016. Working capital sources of cash in 2016 included a $16.2 million increase in deferred revenue and a $7.3 million net increase in trade payables, accrued expenses and other current liabilities. These sources of cash were offset by a $11.1 million increase in accounts receivable in 2016.

Investing Activities

Our investing activities primarily include cash outflows related to purchases of property and equipment, changes in customer fund assets, and, from time-to-time, the cash paid for business acquisitions.

For the three months ended March 31, 2017, cash provided by investing activities was $2.4 million, compared to cash used of $22.2 million for the three months ended March 31, 2018. The increase in cash used of $24.5 million was due primarily to an increase of $21.9 million in customer fund assets. Capital expenditures increased $2.6 million from the prior year due primarily to tenant improvements for our new corporate headquarters. Our customer fund assets increased due primarily to a brief delay in processing remittance payments with one of the state tax authorities, and to a lesser extent, an increase in the number of customers using our remittance services.

For 2016, cash used in investing activities was $29.7 million compared to cash used in investing activities of $16.3 million for 2017. The decrease in cash used of $13.4 million was due primarily to cash used in 2016 for the acquisition of the Brazil business of $17.2 million, partially offset by an increase in capital expenditures of $7.3 million. Capital expenditures increased from the prior year due primarily to tenant improvements for our new corporate headquarters. See further discussion in Operating Activities above.

For 2015, cash used in investing activities was $53.8 million compared to cash used in investing activities of $29.7 million for 2016. During 2015, cash paid for acquisitions was $43.3 million compared to $17.2 million during 2016.

Financing Activities

Our financing activities primarily include cash inflows and outflows from our Credit Facilities, issuance and repurchases of common and convertible preferred stock, changes in customer fund obligations, and cash flows related to stock option exercises.

For the three months ended March 31, 2017, cash used in financing activities was $1.4 million compared to cash provided by financing activities of $34.0 million for the three months ended March 31, 2018. This increase in cash provided of $35.4 million was due primarily to a net increase in customer fund obligations of $21.9 million and an increase in borrowings under our Credit Facilities of $16.0 million.

For 2016, cash provided by financing activities was $61.0 million compared to cash provided by financing activities of $13.7 million for 2017. In September 2016, we raised gross proceeds of $96.2 million from the sale of our Series D-2 preferred stock. In conjunction with this financing, we repurchased with cash $43.2 million of preferred and common stock from our shareholders through a limited time tender offer. See “Borrowings” above for a discussion of our Credit Facilities.

For 2015, cash provided by financing activities was $22.5 million compared to cash provided by financing activities of $61.0 million for 2016. In January 2015, in conjunction with closing a repurchase of common and preferred stock, we raised gross proceeds of $42.3 million from the sale of Series D-1 preferred stock. In December 2015, we amended and restated our then-existing loan and security agreement. The credit arrangements included a senior secured $10.0 million term loan and a $25.0 million revolving credit facility.

Funds Held from Customers and Customer Funds Obligations

We maintain trust accounts with financial institutions, which allows our customers to outsource their tax remittance functions to us. We have legal ownership over the accounts utilized for this purpose. Funds held from customers represents cash and cash equivalents that, based upon our intent, are restricted solely for satisfying the obligations to remit funds relating to our tax remittance services. Funds held from customers are not commingled with our operating funds, but typically are deposited with funds also held on behalf of our other customers.

Customer funds obligations represent our contractual obligations to remit collected funds to satisfy customer tax payments. Customer funds obligations are reported as a current liability on the consolidated balance sheets, as the obligations are expected to be settled within one year. Cash flows related to the cash received from and paid on behalf of customers are reported as follows:

1)	changes in customer funds obligations liability are presented as cash flows from financing activities;

2)	changes in customer fund assets (e.g., customer funds held in cash and cash equivalents and receivable from customers and taxing authorities) are presented as net cash flows from investing activities; and

3)	changes in customer fund asset account that relate to paying for the trust operations, such as banking fees, are presented as cash flows from operating activities.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2017:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(unaudited)
	(in thousands)
Principal payments on debt obligations	$40,234	$859	$39,375	$—	$—
Interest payments on debt obligations	6,194	2,583	3,611	—	—
Operating lease obligations	85,307	7,680	17,941	19,610	40,076
Purchase obligations(1)	15,170	5,115	6,555	3,500	—
Customer funds obligations(2)	14,061	14,061	—	—	—
Other long-term liabilities(3)	3,051	3,051	—	—	—

Total	$164,017	$33,349	$67,482	$23,110	$40,076

(1)	Purchase obligations are comprised primarily of long-term software licenses, subscriptions, and software hosting services.
(2)	We maintain trust accounts with financial institution that are solely for satisfying the obligations to remit funds relating to our tax remittance services. Customer funds obligation represent our contractual obligations to remit collected funds to satisfy customer tax payments. At December 31, 2017, we had $13.1 million of funds held from (collected from) customers. Because of in-transit payments and changes in the amounts owed to us or to the taxing authority, the asset and liability amounts presented for any period will generally not offset.
(3)	We have not included amounts related to our earnout liabilities (contingent consideration) for our acquisition in Brazil as these amounts will not be known until the end of the performance period. See Note 3 of the Notes to Consolidated Financial Statements for fair value estimates recorded at December 31, 2017.

There were no material changes to our contractual obligations as of March 31, 2018.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements in 2016, 2017, or the three months ended March 31, 2018.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents of $20.2 million, $14.1 million, and $12.6 million as of December 31, 2016 and 2017, and March 31, 2018, respectively. We maintain our cash and cash equivalents in deposit accounts and money market funds with financial institutions. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future interest income.

We are exposed to risk related to changes in interest rates. Borrowings under the Credit Facilities bear interest at rates that are variable. Increases in the prime rate would increase the interest rate on these borrowings.

At March 31, 2018, we had borrowings under the Credit Facilities of $58.0 million. As a result, each change of one percentage point in interest rates would result in an approximate $0.6 million increase in our annual interest expense. Any debt we incur in the future may also bear interest at variable rates.

Foreign Currency Exchange Risk

Our revenue and expenses are primarily denominated in U.S. dollars. For our foreign operations, the majority of our revenues and expenses are denominated in other currencies, such as the Euro, British Pound, and Brazilian Real. Decreases in the relative value of the U.S. dollar as compared to these currencies may negatively affect our revenue and other operating results as expressed in U.S. dollars. For 2016, 2017, and the first quarter of 2018, approximately 3%, 5%, and 6%, respectively, of our revenues were generated in currencies other than U.S. dollars.

We have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. We recognized immaterial amounts of foreign currency gains and losses in each of the periods presented. We have not engaged in the hedging of our foreign currency transactions to date. We may in the future hedge selected significant transactions denominated in currencies other than the U.S. dollar as we expand our international operation and our risk grows.

Inflation

We do not believe that inflation had a material effect on our business, financial condition, or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Internal Controls Over Financial Reporting

We previously identified a material weakness in our internal controls over financial reporting as of December 31, 2016, which has been remediated as of December 31, 2017. The material weakness was due to not having sufficient entity-level controls to design and implement systems and processes that allowed for the timely production of accurate financial information. The resulting lack of integrated financial reporting systems necessitated a highly manual and error prone internal control environment. The material weakness resulted in several significant deficiencies that impacted the following areas:

•	Inappropriately designed controls to review and evaluate the assumptions used in the allocation and classification of expenses in our financial statements;

•	Ineffective controls related to the review of the balance sheet classification of debt arrangements in our financial statements;

•	Inappropriately designed controls related to the review of revenue recognition when subscription terms were greater than twelve months and when the subscription and activation charges were invoiced separately;

•	Inappropriately designed controls related to the review of revenue recognition and bad debt expense when a partial payment was made by customer; and

•	Ineffective controls related to the review of the consolidated statements of cash flows, including the operating and financing cash flows for repurchases of common stock when employee sellers exercised stock options and could net settle the exercise price and/or tax withholdings.

This material weakness resulted in immaterial errors that were not identified timely in conjunction with the issuance of our financial statements as of and for the year ended December 31, 2016 and the quarter ended March 31, 2017.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by a company’s internal controls. A significant deficiency is a deficiency, or combination of deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.

We have been investing in improving our internal control environment throughout 2016 and 2017, including the following:

•	hired additional experienced finance and accounting personnel, including those with prior experience working for public companies or audit firms of public companies;

•	developed and began implementing information technology systems to automate certain processes to enhance our ability to complete our financial reporting accurately and timely; and

•	began implementing a formal control framework and financial reporting risk assessment, including documenting areas of key risk and our internal controls over financial reporting as we prepare to assess the effectiveness of our internal controls.

Beginning in July 2017, we started specific efforts to remediate the material weakness and significant deficiencies as of December 31, 2016 (described above), including the following:

•	implemented controls for creating an effective and timely quarterly close process (e.g., implementing and monitoring a detailed daily financial close checklist on a quarterly basis for accountability and timely resolution of financial reporting);

•	preparing accounting memos when accounting for significant or unusual accounting transactions and ensuring that such documentation is prepared and reviewed by personnel with appropriate competence and authority; and

•	implemented additional and more precise review controls over revenue recognition, particularly where the processes are currently manual.

We identified a significant deficiency in our internal controls over financial reporting as of December 31, 2017, which has not been remediated. The significant deficiency resulted from not having sufficient general information technology controls responsive to risk in the information technology environment. We are currently developing a remediation plan for this significant deficiency.

We continue to implement new technology systems to automate certain processes, particularly with respect to revenue recognition. We expect these efforts to continue throughout 2018 and, in the meantime, we will continue to employ enhanced review controls. As we continue to implement these technology systems and prepare to meet the financial reporting requirements of a public company, we expect additional changes will be necessary to our internal controls over financial reporting. Additionally, in 2018 we expect to significantly enhance our financial reporting risk assessment as part of evaluating our current control environment against a formal control framework (the COSO 2013 Framework). We currently expect to complete this evaluation and implement a control framework in 2019.

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to avoid potential future material weaknesses or significant deficiencies. Moreover, we cannot be certain that we will not in the future have additional significant deficiencies or material weaknesses in our internal controls over financial reporting, or that we will successfully remediate any that we find. Accordingly, there could continue to be a reasonable possibility that the significant deficiency we have previously identified or other material weaknesses or deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, or cause us to fail to meet our obligations to file periodic financial reports on a timely basis.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liability at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. These estimates, assumptions, and judgments are necessary because future events and their effects on our consolidated financial statements cannot be determined with certainty, and are made based on our historical experience and on other assumptions that we believe to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within our control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results could materially differ from those estimates.

We believe the following critical accounting policies affect our most significant judgments and estimates used in preparation of our consolidated financial statements:

•	Revenue Recognition;

•	Stock-based Compensation;

•	Common Stock Valuations; and

•	Business Combinations, including Contingent Consideration, Intangible Assets, and Goodwill.

Revenue Recognition

Our consolidated statement of operations includes two major revenue categories: subscriptions and returns, and professional services and other. We primarily generate revenue from subscriptions and returns, which consists primarily of fees paid for subscriptions to our solutions and fees paid for services performed in preparing and filing tax returns on behalf of our customers. Revenue generated from our professional services is reported under professional services and other. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue or revenue, depending upon whether the revenue recognition criteria have been met.

In most instances, the initial arrangement with customers includes multiple elements, comprised of subscription and/or professional services, along with non-refundable upfront fees for new customers. We evaluate each element in a multiple-element arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable and within our control. Other than nonrefundable upfront fees, our services typically have standalone value because they are routinely sold separately. Professional services also have standalone value because there are third party vendors that provide similar professional services to customers on a standalone basis. If one or more of the deliverables does not have standalone value upon delivery, the deliverables that do not have standalone value are generally combined with the final deliverable within the arrangement and treated as a single unit of accounting. Revenue for arrangements treated as a single unit of accounting is generally recognized over the period beginning upon delivery of the final deliverable and continuing over the remaining term of the subscription contract.

We allocate revenue to each element in an arrangement based on the selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (VSOE), if available, third-party evidence (TPE), or best estimate of selling price (BESP), if neither VSOE nor TPE is available. As we have been unable to establish VSOE or TPE for the elements of our arrangements, we establish the BESP for each element. The determination of BESP requires significant estimates and judgments. BESP is determined by considering our overall pricing objectives and current market conditions. Other factors considered include existing pricing and discounting practices, historical comparisons of contract prices to list prices, customer demographics, and gross margin objectives. We may modify pricing practices in the future, which could result in changes in relative selling prices and BESP.

Revenue recognition begins when all the following criteria are met:

•	There is persuasive evidence of an arrangement;

•	The product or service is delivered to the customer;

•	The amount of fees to be paid by the customer is fixed or determinable; and

•	The collection of the fees is reasonably assured.

Subscription and returns revenue primarily consists of contractually agreed upon fees paid to use our cloud-based solutions, as well as fees paid to us for preparing and filing sales tax returns on behalf of our customers. Our subscription arrangements do not provide the customer with the right to take possession of the software supporting the cloud-based application services.

We generally invoice our subscription customers for the initial term at contract signing and at each renewal. Our initial terms generally range from twelve to eighteen months, and renewal periods are typically one year. Amounts that are contractually billable and have been invoiced, or which have been collected as cash are initially recorded as deferred revenue. While most of our customers are invoiced once at the beginning of the term, a portion of our customers are invoiced quarterly or monthly. As a result, at any point in time our current deferred revenue balance may not necessarily represent revenue to be recognized by us over the next twelve months. Our subscription contracts are generally non-cancelable except for where contract terms provide rights to cancel in the first 60 days of the contract term. We reserve for estimated cancellations based on actual history. To date, customer cancellations have not had a significant impact on revenue recognized.

Tax returns processing services include collection of tax data and amounts, preparation of all compliance forms, and submission to taxing authorities. Returns processing services are charged on a subscription basis for an allotted number of returns to process within a given time period or per return filing. The consideration allocated to a returns subscription is recognized as revenue over the contract period commencing when the subscription services are made available to the customer. We recognize revenue when the return is filed when purchased on a per return filing basis.

Included in the total subscription fee for our cloud-based solutions are non-refundable upfront fees that are typically charged to each new customer. These fees are associated with work performed by us to set up a customer with our services, and do not have standalone value. We recognize revenue for these fees over the expected term of the customer relationship, beginning when services commence. For 2016 and 2017, and solely for revenue recognition purposes, we estimated an expected customer relationship term of six years. We continue to evaluate the expected customer life and it is possible that the expected term of customer relationships may change in future periods. If such a change does occur, the periods over which any remaining deferred revenue will be recognized will be increased or decreased, as appropriate. As of December 31, 2015, 2016, and 2017, a one-year increase in the estimated term of customer relationships would reduce annual revenue by $0.4 million, $0.6 million, and $0.4 million, respectively.

We bill for service arrangements on a fixed fee or time and materials basis. Professional services and other revenue include fees from providing tax analysis, configurations, data migrations, integration, training, and other support services. The consideration allocated to professional services is recognized as revenue when services are performed and are collectable under the terms of the associated contracts.

Stock-Based Compensation

Stock-based compensation expense is measured and recognized in our consolidated financial statements based on the fair value of our common stock underlying our stock-based awards. These awards include stock options and warrants that function substantially as stock options granted to employees and non-employee directors. The fair value of each award is estimated on the grant date using the Black-Scholes option-pricing model. The stock-based compensation expense is recognized using a straight-line basis over the requisite service period, which is generally four years. Beginning January 1, 2017, we elected to account for forfeitures upon occurrence.

Determining the fair value of stock-based awards at the grant date requires significant judgment. The determination of the grant date fair value of stock-based awards using the Black-Scholes option-pricing model is affected by our estimated common stock fair value as well as other highly subjective assumptions including, the expected term of the awards, our expected volatility over the expected term of the awards, expected dividend yield, and risk-free interest rates. The assumptions used in our option-pricing model represent management’s best estimates. These assumptions and estimates are as follows:

•	Fair Value of Common Stock. As our stock is not publicly traded, we estimate the fair value of common stock as discussed in “Common Stock Valuations” below.

•	Expected Term. The expected term of employee stock options represents the weighted average period that the stock options are expected to remain outstanding. To determine the expected term, we generally apply the simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award.

•	Expected Volatility. As we do not have trading history for our common stock, the selected volatility used is representative of expected future volatility. We based expected future volatility on the historical and implied volatility of comparable publicly traded companies over a similar expected term.

•	Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently intend to pay cash dividends in the foreseeable future. As a result, we used an expected dividend yield of zero.

•	Risk-Free Interest Rates. We based the risk-free interest rate on the rate for a U.S. Treasury zero-coupon issue with a term that closely approximates the expected life of the option grant at the date nearest the option grant date.

If any assumptions used in the Black-Scholes option-pricing model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously. For 2015, 2016, 2017, and the three months ended March 31, 2018, stock-based compensation expense was $7.0 million, $8.1 million, $11.8 million, and $3.5 million, respectively. As of March 31, 2018, we had approximately $30.7 million of total unrecognized stock-based compensation expense, which we expect to recognize over a period of approximately three years.

Based upon the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of stock-based

awards outstanding as of March 31, 2018 was approximately $     million, of which approximately $ million related to vested awards and approximately $     million related to unvested awards.

Common Stock Valuations

The fair value of the common stock underlying our stock options and common stock warrants was estimated by our Board of Directors, with input from management. Our Board of Directors intends all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The estimated fair value of our common stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Each valuation of our common stock was done using significant judgment and considering a variety of factors, including the following:

•	contemporaneous valuations performed at periodic intervals by unrelated third-party valuation firms;

•	the prices, rights, preferences and privileges of our preferred stock relative to our common stock;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering, a merger, or an acquisition of our business;

•	the market performance of comparable publicly traded companies; and

•	macroeconomic conditions, including U.S. and global capital market conditions.

The enterprise value utilized in determining the fair value of common stock for financial reporting purposes was estimated using the market approach and the income approach. Under the market approach, we used the guideline public company method, which estimates the fair value of the business enterprise based on market prices of stock of guideline public companies and an option pricing method (OPM) that considered our September 12, 2016 Series D-2 preferred stock financing. Indications of value were estimated by utilizing revenue multiples to measure enterprise value. The guideline merged and acquired company method was not utilized in our valuation, as we regarded the method as less reliable as we believe it does not directly reflect our future prospects. The income approach estimates the enterprise value based on the present value of our future estimated cash flows and our residual value beyond the forecast period. The residual value was based on an exit (or terminal) multiple observed in the comparable company method analysis. The future cash flows and residual value are discounted to their present value to reflect the risks inherent in us achieving these estimated cash flows. The discount rate is based on venture capital rates of return for companies nearing an initial public offering. The discount rate is applied using the mid-year convention. Mid-year convention assumes that cash flows are generated evenly throughout the year, as opposed to in a lump sum at the end of the year.

Our indicated enterprise value at each valuation date was allocated to the shares of our convertible preferred stock, common stock, warrants, and options using either an OPM or a probability-weighted expected return method, or PWERM. An OPM treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger, sale, or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by shareholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. Under a PWERM approach, the value ascribed to each share is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future scenarios available to the business enterprise, as well as the rights of each class of stock. Finally, because we are a privately held company, we also applied a non-marketability discount in determining the fair value of our common stock based on the protective put model, which we deemed appropriate because it typically results in a low discount, to derive a fair value of our common stock on a non-marketable basis.

Following the closing of this initial public offering the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

Business Combinations, including Contingent Consideration, Intangible Assets, and Goodwill

The results of a business acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuations of assets acquired and liabilities assumed and allocate the purchase price to the respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, and selection of comparable companies. We engage the assistance of third-party valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination.

These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities. Under the current accounting guidance, we are allowed a one-year measurement period from the date of the acquisition to finalize our preliminary valuation of the tangible and intangibles assets and liabilities acquired and make necessary adjustments to goodwill.

Contingent Consideration (Earnout Liability).    Contingent consideration payable in cash arising from business combinations is recorded as a liability upon acquisition and measured at fair value each subsequent reporting period. Changes in fair value are recorded in Other (income) expense, net in the consolidated statements of operations. As of December 31, 2017, our total liability related to contingent consideration was $3.4 million. For 2015, 2016, and 2017, (income) expense charged for subsequent period fair value measurements was $0.6 million, $0.3 million, and $(0.7) million, respectively.

Determining the fair value of contingent consideration requires us to make assumptions and judgments. We estimate the fair value of contingent consideration using the probability-weighted discounted cash flow and Monte Carlo simulations. These estimates involve inherent uncertainties and if different assumptions had been used, the fair value of contingent consideration could have been materially different from the amounts recorded.

Intangible Assets.    We evaluate our intangible assets for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our intangible assets consist primarily of developed technology and customer relationships arising from business acquisitions. Factors that could trigger an impairment analysis include significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, we assess the likelihood of recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the technology over the remaining useful life, we reduce the net carrying value of the related intangible asset to fair value.

Our updated internal cash flow forecast for the Brazil reporting unit in 2017 indicated a potential impairment of the asset group. Prior to performing the goodwill impairment analysis described below, we tested the recoverability of the Brazil asset group. This analysis did not result in an impairment of the tangible or intangible assets of the Brazil asset group. Determining the recoverability of the asset group requires significant estimates and assumptions by management.

Goodwill.    Goodwill is assessed for impairment at the reporting unit level at least annually on October 31, or in the event of certain occurrences. We have three reporting units for purposes of analyzing goodwill, consisting of our U.S., European, and Brazilian operations. Our impairment assessment involves comparing the fair value of each reporting unit to its carrying value, including goodwill. If the fair value exceeds the carrying value, we conclude that no goodwill impairment has occurred. Based on the results of our most recent annual assessment performed as of October 31, 2017, we identified an $8.4 million goodwill impairment for our Brazilian reporting unit. No goodwill impairments were recorded during the three months ended March 31, 2018.

In assessing goodwill for impairment, we first assess the qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. The next step in our assessment is to perform a quantitative analysis, if necessary, which involves determining the fair value of the reporting unit. We estimate the fair value of the reporting unit using both an income approach and a market approach, which are Level 3 measurements under the fair value hierarchy. The income approach uses discounted future cash flows derived from current internal forecasts, which include assumptions for long-term growth rates and a residual value (the hypothetical terminal value) for the reporting unit. Cash flows are discounted using the weighted average cost of capital, which is risk-adjusted to reflect the specific risk profile of the reporting unit. The market approach identifies similar publicly traded companies to the reporting unit and develops a correlation, referred to as a multiple, to apply to the operating results of the reporting unit. The primary market multiple we compare to is revenue. The market approach also reflects a reasonable control premium to compute the fair value. These estimates involve inherent uncertainties and if different assumptions are used, the fair value of a reporting unit could be materially different from the amount we computed.

The U.S. reporting unit had goodwill with a carrying value of $50.7 million as of October 31, 2017. As the carrying amount of the entire U.S. reporting unit was negative, we performed a qualitative assessment, and concluded it was not more likely than not that a goodwill impairment existed. As a result, a quantitative assessment was not performed, but we believe that the fair value of the U.S reporting unit was substantially in excess of its carrying value.

The European reporting unit had goodwill with a carrying value of $11.1 million as of October 31, 2017. From our quantitative assessment, we determined that the fair value of the European reporting unit was substantially in excess of its carrying value. Our internal cash flow forecast includes significant revenue growth attributable to a single customer. While this single customer is not currently significant to our consolidated results, it is expected to be significant to the European reporting unit representing approximately 30% of assumed future revenues in the near-term and approximately 35% of assumed future revenues in the long-term. If our revenue growth assumptions are not realized or our expectations with respect to future revenue growth are reduced, the fair value of the European reporting unit would be adversely impacted.

The Brazilian reporting unit had goodwill with a carrying value of $19.8 million as of October 31, 2017. We acquired the Brazilian reporting unit in September 2016. During 2017, the Brazilian reporting unit did not meet revenue or cash flow objectives due primarily to longer than expected integration efforts and a smaller proportion of recurring revenues than previously anticipated. As a result, our updated internal cash flow forecast deferred the timing of future revenue and cash flows compared to our previous expectations. In addition to delaying cash flows, we also updated our internal forecast to reflect lower assumed future revenue growth rates compared to previous expectations based on recent operating results. Some of the significant estimates and assumptions used in the income approach, included using a discount rate of 25% and a hypothetical terminal value of 3.0 times revenue. For the market approach, significant estimates and assumptions included our selection of an appropriate peer group, consisting of publicly traded U.S. and Brazilian companies, which allowed us to derive revenues multiples (e.g., trailing twelve months and next fiscal year) averaging approximately 2.5 times revenue, and a selected control premium of 10%.

Following this assessment, we concluded that the fair value was less than the carrying value of the Brazilian reporting unit and recorded an $8.4 million impairment adjustment, leaving a remaining carrying value of $11.4 million. Due to our limited operating experience (approximately 18 months since acquisition) as well as economic and political risks in Brazil that are different from our U.S. and European operations, our future cash flows used to assess goodwill are inherently less certain for the Brazil reporting unit and may continue to materially change as we gain additional operating experience. For example, all other assumptions remaining the same, a 10% decrease in future forecasted revenue and the resultant cash flows would have increased the Brazil reporting unit impairment by approximately $1 million.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Standards

In March 2016, the FASB issued ASU No. 2016-09, related to Compensation—Stock Compensation, or Topic 718. This standard makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation and the financial statement presentation of excess tax benefits or deficiencies. ASU No. 2016-09 also clarifies the statement of cash flows presentation for certain components of share-based awards. The standard is effective for interim and annual reporting periods beginning after December 15, 2017, for business entities that are not public, although early adoption is permitted. We early adopted ASU No. 2016-09 on January 1, 2017. We elected to account for forfeitures upon occurrence and the net cumulative-effect was recognized as a $0.1 million increase to additional paid-in capital and a $0.1 million increase to accumulated deficit upon adoption. Also upon adoption, we recorded an $11.3 million cumulative-effect adjustment decrease in accumulated deficit and an offsetting increase in deferred tax assets for previously unrecognized excess tax benefits that existed as of January 1, 2017. Since the realization of these deferred tax assets is not more likely than not to be recovered, we recorded an $11.3 million valuation allowance against these deferred tax assets with an offsetting increase in accumulated deficit.

In January 2017, the FASB issued ASU No. 2017-04, which eliminates step two from the goodwill impairment test. Under the amendments in ASU 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for us in the first quarter of fiscal 2021 on a prospective basis, however earlier adoption is permitted for goodwill impairment tests performed after January 1, 2017. We adopted ASU No. 2017-04 on January 1, 2017.

New Accounting Standards Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09 which, along with subsequent ASUs, amends the existing accounting standards for revenue recognition. This guidance is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to receive when products are transferred to customers. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period for public business entities, and for annual reporting periods beginning after December 15, 2018 for business entities that are not public. This guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. Additionally, the new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. We are currently in the process of assessing our adoption methodology and have not yet selected a method. We are also evaluating the impact of the adoption on our consolidated financial statements. While we believe that adoption will require capitalization of certain selling costs that are currently expensed, such as sales and partner commissions, we have not yet determined whether the effect of these, or other adjustments will be material to revenue or results of operations. We are continuing to assess the impact of adoption, which may identify other impacts on our financial statements. We expect to adopt and implement the new revenue recognition guidance effective January 1, 2019.

In February 2016, the FASB issued ASU No. 2016-02, which requires lessees to generally recognize most operating leases on the balance sheets but record expenses on the income statements in a manner similar to current accounting. The guidance is effective in 2020 for business entities that are not public with early adoption permitted. We are currently evaluating the impact this guidance will have on our consolidated financial statements. We currently expect that most operating lease commitments will be subject to the new standard and will be recognized as operating lease liabilities and right-of-use assets upon adoption. While we have not yet quantified the impact, these adjustments will increase total assets and total liabilities relative to such amounts reported prior to adoption.

In August 2016, the FASB issued ASU No. 2016-15, related to classification of certain cash receipts and payments. ASU 2016-15 is intended to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows and to eliminate the diversity in practice related to such classifications. The guidance in ASU 2016-15 is required for annual reporting periods beginning after December 15, 2018 for business entities that are not public, with early adoption permitted. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

In November 2016, the FASB issued ASU, No. 2016-18, related to restricted cash, which is intended to add or clarify guidance on the classification and presentation of changes in restricted cash on the statement of cash flows and to eliminate the diversity in practice related to such classifications. The guidance in ASU 2016-18 is required for annual reporting periods ending after December 15, 2018, for business entities that are not public, with early adoption permitted. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

BUSINESS

Overview

Avalara’s motto is “Tax compliance done right.” The rise of digital commerce and international trade, coupled with constantly shifting taxation and reporting obligations imposed by the global patchwork of local, regional, state, and national taxing authorities, has created a tremendously complex and onerous compliance burden for businesses of all sizes. Avalara’s mission is to provide solutions for this challenge, allowing companies to focus on their core operations. We provide a leading suite of cloud-based solutions designed to improve accuracy and efficiency by automating the processes of determining taxability, identifying applicable tax rates, determining and collecting taxes, preparing and filing returns, remitting taxes, maintaining tax records, and managing compliance documents. In 2017, we processed an average of over 16 million tax determinations per day. Our vision is to be part of every transaction in the world.

Thousands of local, regional, state, and national taxing authorities in the United States and internationally impose a variety of transaction taxes that businesses operating in those jurisdictions collect from customers. Businesses must comply with these transaction tax obligations, which require determination, collection, and remittance of taxes, as well as maintaining records of registrations, taxes collected, tax exemption certificates, and other compliance documents. Transaction tax rules and regulations change frequently and are neither intuitive nor consistent across taxing jurisdictions, of which there are more than 12,000 in the United States alone, creating a massively complex compliance challenge. Determining the tax due on a particular sale depends not only on the precise geographic location of the transaction within the relevant taxing jurisdictions and the classification of the product or service in one of thousands of categories, it can also vary because of temporary tax incentives that change the tax rate for specific products, time periods, and transaction thresholds. Further complications arise from the thousands of rule changes enacted every year as taxing authorities amend their tax rates and taxability rules, modify jurisdictional boundaries, and implement other regulatory changes.

In addition to being complex, transaction tax determinations often must be performed and communicated to various invoice-generating systems in real time, at the time of the transaction. Compliance is even more burdensome for businesses required to collect tax on numerous products or services in multiple jurisdictions, which is increasingly common with the rise of ecommerce, globalization, and omnichannel retailing.

Today, many businesses attempt to handle transaction tax compliance processes manually, often through the use of static tax tables in spreadsheet software and reliance on internal staff to track relevant transaction tax requirements and changes. Businesses relying on manual processes for transaction tax compliance risk miscalculations and incorrect collections, which can result in customer dissatisfaction and financial penalties. Many businesses conduct transactions using business applications such as accounting, enterprise resource planning (ERP), ecommerce, point of sale (POS), recurring billing, and customer relationship management (CRM) systems. Although these systems may include rudimentary tax calculation capabilities, they are not sufficiently robust or current to provide accurate tax determinations for many businesses.

The Avalara Compliance Cloud combines an advanced database of broad, deep, and up-to-date tax content with technology for executing compliance processes, including tax determination, tax document management, and returns preparation and filing. Our platform powers a suite of solutions that enable businesses to address the complexity of transaction tax compliance, process transactions in real time, produce detailed records of transaction tax determinations, and reduce errors, audit exposure, and total transaction tax compliance costs. Businesses that use our solutions can allocate fewer personnel to manage transaction tax compliance and focus their efforts on core business operations.

The Avalara Compliance Cloud is designed to integrate seamlessly with our customers’ business applications and be easy to administer and maintain. As transactions are executed in our customers’ business applications, the Avalara Compliance Cloud performs a series of operations to deliver tax compliance functionality in real time. We enable this through our more than 600 pre-built integrations that are designed to link the Avalara Compliance Cloud to business applications used for accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. These integrations typically require little customer configuration or ongoing oversight. Our cloud architecture ensures that our tax content updates are immediately and automatically applied to our customers’ transactions. Our powerful and intuitive web-based console simplifies configuration and unifies administration, reporting, and returns processing across a customer’s multiple business applications.

As a result of our competitive strengths, our platform becomes deeply embedded in our customers’ business processes and systems, providing them with an automated solution central to their ability to transact. Our strategic position drives long-term customer relationships, as evidenced by our net revenue retention rate, which was 107% on average for the four quarters ended March 31, 2018.

Businesses across industries and of all sizes, ranging from small businesses to Fortune 100 companies, use our solutions. Mid-market customers, with 20 to 500 employees, have been and remain our primary target market segment for marketing and selling our solutions. Our diverse customer base included approximately 6,250, 7,490, and 7,760 core customers as of December 31, 2016 and 2017, and March 31, 2018, respectively. In 2017, our core customers represented more than 85% of our total revenue. As the offerings on our platform have expanded, so too has our addressable customer base. Our number of core customers represents less than half of our total number of customers and does not include a substantial number of customers of various sizes who do not meet the revenue threshold to be considered a core customer. Many of these customers are in the small business and self-serve segment of the marketplace, which represents strategic value and a growth opportunity for us. Customers who do not meet the revenue threshold to be considered a core customer provide us with market share and awareness, and we anticipate that some may grow into core customers. While most of our revenue is currently generated by customers located in the United States, we support transaction tax compliance in Europe, South America, and Asia and are expanding our international presence.

We sell our solutions primarily on a subscription basis. We target most prospects via cost-effective digital marketing strategies and qualify them using predictive analytics. The majority of our sales, to new and existing customers, are direct and conducted via telephone, requiring minimal in-person interaction. In some cases, particularly for customers with larger and more complex needs, we conduct in-person sales. Our sales force also manages a network of business application providers and other customer referral sources that provides us with qualified leads and, in some cases, purchase functionality from us for use by their customers. Our small business customers can subscribe to our solutions via an automated, self-service ordering process.

We have acquired and integrated multiple businesses, primarily to augment the tax content of the Avalara Compliance Cloud, to serve the needs of businesses in different geographies or industries, or to improve our ability to serve all aspects of transaction tax compliance. Substantial portions of our business, including our tax return preparation and filing, and our compliance document management solutions, are based on acquired content and technology. Since 2014 we have acquired our fuel excise tax, lodging tax, communications tax, portions of our European VAT, and Brazil tax solutions. We intend to continue pursuing opportunities to broaden our suite of solutions and international presence, and integrating new content and solutions.

We generated revenue of $123.2 million, $167.4 million, $213.2 million, and $61.4 million in 2015, 2016, 2017, and the three months ended March 31, 2018, respectively. We had net losses of $77.8 million, $57.9 million, $64.1 million, and $15.2 million in 2015, 2016, 2017, and the three months ended March 31, 2018, respectively, primarily due to our investments in growth.

Industry Background

Transaction taxes are ubiquitous and complex, and compliance is increasingly difficult for businesses of all sizes

Businesses, regardless of size, industry, or location, are subject to transaction tax compliance requirements, including recording sales, determining and collecting accurate amounts of tax, remitting tax to applicable taxing authorities with detailed tax returns, and managing related compliance documents. These requirements are burdensome even for a business transacting only in a single location, and become exponentially more complex for the increasing number of companies doing business in multiple taxing jurisdictions and offering numerous products and services that are taxed in myriad ways.

The responsibility for accurately determining and collecting sales tax generally falls on the seller, which must go through a series of steps to determine the tax due for each transaction. These steps include:

1.	validating the address of the transaction and its precise geographic location to determine the appropriate local, regional, state, and national taxing jurisdictions; there are 156 million mailing addresses in the United States, generally organized by ZIP codes that do not always align with taxing jurisdiction boundaries;

2.	applying sourcing rules, based on the seller’s location (origin) or the purchaser’s shipping address (destination), to assign the correct taxing jurisdictions, of which there are more than 12,000 in the United States alone;

3.	considering the types of general or industry-specific taxes that may apply; in addition to general sales taxes, there are a variety of potential transaction taxes that apply to particular products or services;

4.	identifying taxability of the product or service; the taxability of a product or service is determined by classifying it within one of thousands of categories, which leads to millions of combinations of product and service attributes, such as product type, size, composition, and packaging;

5.	determining the applicable tax rates;

6.	determining the tax exemption status of the purchaser; for example, many businesses purchase products for resale, or for incorporation into their own products or services, and may be entitled to a reseller tax exemption; and

7.	determining the applicability of any temporary tax holiday that may exist in a particular taxing jurisdiction.

These steps involve complexities that are often prone to error and difficult to manage when conducted manually. Varying dynamics in local, regional, state, and national legislative processes in the United States and internationally have resulted in a patchwork of transaction tax rules that are not intuitive, often confusing, and inconsistent across jurisdictions. For example, digital music downloads are currently taxable in New Jersey but tax exempt in Iowa. Even within states, tax rules applied to similar products can vary widely. In New York City, a plain bagel, sliced and toasted is currently taxable, while a plain bagel to go is tax exempt. Further complications arise from the thousands of changes enacted every year as taxing authorities amend their tax rates and taxability rules, modify taxing jurisdictions, and implement other regulatory changes.

Adding to the complexity is the fact that businesses face a variety of transaction tax types that vary based on industry and location. Businesses that sell goods and services in the United States must collect and remit applicable sales and use taxes. Businesses in other countries must collect applicable VAT for sales of goods and services. Businesses in certain industries, both in the United States and internationally, must collect excise taxes, which generally differ from sales taxes or VAT in that they are imposed based on units being sold (for example, number of items, weight, or volume) instead of as a percentage of the sales price. Internet service providers, telecommunications companies, and internet streaming service providers sell services that are subject to applicable communications taxes, which is a rapidly evolving area of tax law with new and complex taxes. Owners of hotels or rental properties are often subject to lodging taxes. Each of these tax types has different methods for calculating and applying the applicable rate, requiring different processes for compliance.

Due to the importance of tax revenue, taxing authorities conduct transaction tax audits to verify accurate and timely collection and payment. These audits can be time consuming and distracting to a business, and can cost hundreds of thousands, or even millions, of dollars, including internal and external audit management costs, as well as payment of uncollected taxes, penalties, and interest.

Commerce across multiple jurisdictions increases the burden of transaction tax compliance

Conducting commerce across multiple jurisdictions involves a complex set of location-by-location, region-by-region, state-by-state, country-by-country, and product-by-product application of tax laws. Businesses that operate in multiple jurisdictions must stay up to date in each one as governing bodies amend their tax rates and taxability rules, modify jurisdictional boundaries, and implement other regulatory changes. Ecommerce, globalization, and omnichannel retailing have facilitated cross-jurisdiction transactions for businesses of all sizes, increasing the transaction tax compliance burden.

These compliance requirements are evolving. For example, some state governments have recently passed laws that require more sellers to collect taxes on goods sold via ecommerce, and many local and state governments have added new taxes for digital services and goods, but approaches and interpretations have varied. Additionally, federal legislation in the United States is under consideration that would allow states to compel many businesses to collect sales taxes on transactions involving remote sales to their residents, regardless of where the seller is located. These trends expose businesses conducting commerce in multiple jurisdictions to a more complex compliance environment and place them at higher compliance risk, increasing the need for an automated compliance solution.

Challenges exist with current approaches

Businesses have historically taken one or more of several approaches to transaction tax compliance. A common approach employed by mid-market businesses includes manual compliance processes. For businesses adopting a do-it-yourself approach, transaction tax compliance is overseen by internal staff who often rely on transaction-specific research, manual determination, static tax tables, spreadsheet software, or rate calculator services. Filing and remittance activities are often performed manually as well. These processes can be costly and challenging because they pose a high risk of inaccurate and late filings and payments, leading to financial penalties. These risks are exacerbated by frequent changes in tax rates, taxability rules, and jurisdictional boundaries.

Some businesses supplement their internal manual efforts with outsourced professional service firms to perform tax compliance functions. This approach comes at an additional cost, which can be prohibitive for many businesses, and is often not adequate for transactions that require immediate tax determination and collection.

Many businesses conduct transactions using business applications such as accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. Although these systems may include rudimentary tax calculation capabilities, they are not sufficiently robust or current to provide accurate tax determinations for many businesses.

Other businesses employ tax-specific software products from providers other than Avalara. These products often lack a full range of integrated solutions, offer limited pre-built integrations with critical business applications, and may require ongoing updates and the purchase of dedicated, on-premises hardware as well as support. Limitations of tax-specific software products from other providers include:

•	Difficult, costly, and time intensive to implement. Tax software must interact with transaction data residing in business applications including accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. Most tax software providers offer a limited number of pre-built integrations with these applications. Commonly, companies use a business application for which a pre-built integration does not exist, and in that case, they must invest time, money, and resources to develop a custom integration into their application. Companies often rely on multiple business applications to create and track quotes and invoices and therefore multiple custom integrations are required. These implementation processes often are costlier than the original cost of the software and require the expenditure of internal resources as well.

•	Complex to use and maintain. Customers that run multiple business applications may need to undertake individual integration projects for each system and then manually consolidate resulting data for tax returns preparation purposes. On-premises systems also require regular manual installation of updates to tax content.

•	Incomplete or non-integrated solutions. Full compliance extends beyond sales tax determination and includes calculations of other tax types like use tax, excise tax, VAT, and GST, as well as tax return preparation, tax filing and remittance, tax exemption certificate management, and data and document storage. Other providers either provide only one or a subset of these functions or lack an integrated solution capable of handling all of these functions, requiring businesses to use multiple discrete systems, processes, and personnel to achieve compliance.

Our Opportunity

We believe that the total addressable market for transaction tax compliance solutions is large and underpenetrated. We estimate that the annual addressable market in the United States alone for the solutions we offer today is over $8 billion. We calculate this figure by identifying the number of U.S. companies across all industries using certain data from, for companies with 20 or more employees, S&P Global Market Intelligence and, for companies with fewer than 20 employees, the U.S. Census Bureau 2015 Statistics of U.S. Businesses. We then segment these companies into four separate cohorts based on the number of employees: companies that have fewer than 20 employees, companies that have between 20 and 100 employees, companies that have between 101 and 500 employees, and companies that have 501 employees or more. We then multiply the number of U.S. companies in each of these four cohorts by the following:

•	For companies with fewer than 20 employees, which represent a market that has not historically been our primary focus but which also represent a growth area for us, our expected revenue for a customer that purchases subscriptions through our self-serve web tool for 1,200 determinations and 12 return filings per year.

•	For companies with 20 to 100 employees, 101 to 500 employees or 501 or more employees, the 2017 average annual revenue per customer within each respective cohort based on revenues of all customers that we could precisely match between our customer account records and S&P Global Market Intelligence data for the respective cohort.

We believe this $8 billion figure understates our total addressable market, as it does not account for businesses outside the United States, or potential future expansion in the solutions we offer and corresponding potential increases in average annual revenue per customer.

We believe that the total addressable market for our solutions is also driven in part by transaction taxes collected. The Organisation for Economic Co-operation and Development (OECD) estimates that $377 billion of sales taxes were collected in the United States for 2016. We estimate that our AvaTax solution determined approximately $5.8 billion of remitted sales and use taxes in the United States in 2016. In addition, the OECD estimates that $445 billion of other transaction taxes were collected in the United States in 2016, including excise taxes, customs and import duties, and taxes on specific services, such as transportation, communications, insurance, advertising, hotels and lodging, restaurants, entertainments, gambling, and sporting events.

While most of our revenue is currently generated from customers located in the United States, we support transaction tax compliance in Europe, South America, and Asia and believe we have a significant growth opportunity in these markets. For example, the OECD estimates that over $1.2 trillion of VAT was collected in Europe in 2016. Although we are in the early stages of developing our international presence and therefore have less historical data with which to assess the size of our market opportunities, we believe that Europe and other jurisdictions throughout the world represent a significant additional addressable market for our transaction tax compliance solutions.

We intend to capture more of our total addressable market as we pursue our vision to be a part of every transaction in the world and solve compliance challenges with respect to the trillions of dollars of transaction taxes collected globally every year.

Avalara Compliance Cloud

The Avalara Compliance Cloud enables customers to address the complexity of transaction tax compliance, process transactions in real time, produce detailed records of transaction tax determinations, and reduce errors, audit exposure, and total transaction tax compliance costs. Key strengths of our Avalara Compliance Cloud include:

•	Comprehensive compliance with a broad array of transaction tax obligations. Our platform powers a suite of compliance solutions for a wide and growing range of transaction taxes, such as sales and use tax, VAT, excise tax, lodging tax, and communications tax. Our platform handles transaction tax determination; tax return preparation, filing, and remittance; tax records maintenance; and exemption certificate and other compliance document storage and management.

•	Real time tax determination. As transactions are executed in our customers’ business applications, the Avalara Compliance Cloud performs a series of functions to deliver tax determinations in real time. Our engine validates physical transaction addresses, uses geolocation technology to determine applicable tax jurisdictions, checks taxability against our extensive tax rules and regulations database, identifies applicable tax rates, and identifies applicable tax exemptions and holidays to determine the applicable transaction tax. Our AvaTax solution conducts these functions in under 60 milliseconds per transaction on average.

•	Easy to implement. Our cloud-based solutions are designed to be easy to implement and deploy and can often be configured and operational in a matter of hours. To ease implementation, we have invested in developing and maintaining more than 600 pre-built integrations that are designed to connect our solutions to a broad range of leading business applications, including accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. Our integrations enable rapid deployment and are designed to seamlessly embed into our customers’ business applications, reducing the need for costly custom implementations.

•	Easy to use. Our cloud-based solutions minimize day-to-day operating and maintenance tasks for our customers because tax determinations occur in real time within their business applications. Furthermore, our cloud architecture ensures that our tax content updates are immediately and automatically applied to our customers’ transactions. Our solutions are managed via a powerful and intuitive web-based console that simplifies configuration and unifies administration, reporting, and returns processing across a customer’s multiple business applications.

•	Lower total cost of ownership. Compared to on-premises products, our comprehensive, integrated suite of automated, cloud-based compliance solutions require substantially less upfront deployment effort, hardware purchases, and ongoing maintenance and support costs. Our solutions reduce our customers’ need for manual research and the related higher personnel costs, and eliminate the need for a patchwork of disparate products and services for separate transaction tax compliance functions.

 Our Solutions

We offer a comprehensive suite of solutions for transaction tax compliance. These solutions can be purchased individually or as an integrated transaction tax compliance solution.

•	AvaTax for Tax Determination. We entered the tax compliance industry in 2004 with AvaTax, a unique and disruptive solution for determining sales tax in the United States. Since then, we have added determination for multiple additional tax types to effectively address additional industries and geographies, and we can now determine sales and use tax, VAT, excise tax, lodging tax, and communications tax. With the addition of the VAT determination capability, we can manage our customers’ transaction tax determination needs both in the United States and internationally. To further accommodate our customers’ international needs, this solution also includes an add-on option for tariff and duty rate determinations for cross-border transactions. AvaTax is generally sold on an annual subscription basis. The AvaTax determination solutions can integrate with the Avalara Returns and Compliance Document Management solutions discussed below for a seamless end-to-end transaction tax compliance solution.

•	Avalara Returns for Tax Return Preparation, Filing, and Remittance. In addition to correctly determining the amount of tax, businesses face the burden of filing jurisdiction-specific tax return forms that detail the transactions, and remitting collected taxes on a timely basis to the appropriate taxing authorities. Our returns solutions are either integrated and embedded inside AvaTax, offered on a standalone managed basis, or accessed online via a self-serve web tool. Avalara Returns is generally sold on an annual subscription basis. Customers can also purchase Avalara Returns on a per filing basis.

Integrated Solutions.    We offer our tax return preparation, filing, and remittance solutions as an add-on to AvaTax. These combined solutions automate and streamline the process of transaction tax return preparation, filing, and remittance. These solutions are fully integrated with AvaTax determination and leverage stored transaction data to populate tax return forms that we provide to the customer to file or that we file on their behalf. For some of our returns types we also offer to execute the remittance of tax collections to the taxing authorities.

Standalone Managed Solutions.    We also offer our returns preparation, filing, and remittance solutions on a standalone basis for customers who use other tax decision processes but entrust the return preparation, filing, and remittance process to us. We work with customers to ensure that determination data is properly formatted and entered into our returns engine, which then populates the appropriate tax return forms. As with our integrated solution, the tax return forms are either provided to the customer to file or can be filed by us on their behalf. Although we provide this solution to numerous U.S. customers, it is one of the primary offerings in our European VAT business. While the VAT regime in Europe reduces the complexity of tax determination, businesses in Europe continue to face significant challenges in registering to collect VAT, preparing returns, filing returns, and remitting payments because each country has its own specific rules and regulations governing these processes. Our European returns preparation and filing solution helps customers manage these challenges in an efficient and cost effective manner.

Self-Serve Solutions.    We offer two self-serve solutions for customers who have less complex filing requirements. TrustFile is a standalone self-serve web solution that customers use to populate sales and use tax return forms. Customers upload their tax collection data via a web interface, which our solution then formats for the appropriate tax returns. We then can either provide the customer with a signature-ready return form or complete the entire submission and payment process for them. Our MyLodgeTax solution prepares and files returns on a self-serve basis for our lodging tax customers. Like

TrustFile, MyLodgeTax is a web-based solution into which customers upload transaction data, and that data is then formatted onto the appropriate tax return forms for filing.

•	Avalara Compliance Document Management. Businesses of all sizes face myriad requirements for the collection, storage, and management of numerous official forms, including tax exemption certificates, W-8 forms, W-9 forms, and licenses and registrations. We provide compliance document management solutions that are either integrated into AvaTax or that function as a standalone solution. Our most significant compliance document solution offering is CertCapture, which creates, validates, stores, and manages sales tax exemption and reseller certificates. This solution makes tax documents available for easy retrieval and helps our customers validate them and keep them up to date. Sellers collect tax exemption certificates (both paper and electronic) to demonstrate that purchasers are exempt from sales tax. Our solution helps our customers limit audit exposure by establishing an audit trail for tax exempt transactions.

•	Professional Services. A small percentage of our revenue is derived from a broad range of specialized tax compliance services that we deliver on a standalone basis or in conjunction with the sale or implementation of our automated determination, returns, or document management solutions. These services include such projects as nexus studies and analysis, voluntary compliance initiatives, tax registrations, and specialized tax research.

•	Additional Solutions.

MatrixMaster is our large-scale product taxability database for retail operations. This database contains classification rules for over 19 million products organized by UPC codes.

Avalara CloudConnect is a hardware device that we offer to a small number of U.S. customers who have specifically requested an on-premises solution. Avalara CloudConnect is linked to our core AvaTax solution and kept up to date via that connection. It processes and stores transactions on-site for regularly scheduled uploads to AvaTax. This configuration enables Avalara CloudConnect to process tax determinations at all times, even in the event of service downtime or communication network slowdowns or outages.

VAT Expert is a web-based solution that checks the validity of customer and supplier VAT numbers and provides VAT determinations in the form of invoices that comply with relevant return forms across the European market.

Brazilian tax compliance solutions were recently added to our suite of solutions through technology, content, and personnel acquisitions. Our Brazilian tax compliance suite includes a variety of highly specialized solutions that address the Brazilian transaction tax regimes. These solutions include electronic compliance report validation, electronic invoice authentication and preparation, tax determination, and returns preparation.

Our Competitive Strengths

Our key competitive strengths include:

Powerful technology.    Our proprietary platform powers a comprehensive and integrated set of transaction tax compliance solutions that enable our customers to automate and accurately manage their transaction tax compliance processes. Our platform combines an extensive proprietary database containing tax jurisdiction boundaries, tax rates, product- and date-specific taxability rules, and return preparation and filing requirements, with advanced algorithms for precise real time address validation via geolocation technology, application of taxability rules, tax determination, tax return preparation and filing, tax remittance, and tax forms and records management. Our platform processes billions of tax determinations per year, with the speed, reliability, and security capabilities designed to serve the needs of even the largest of enterprise customers. In 2017, we processed an average of over 16 million tax determinations per day, including approximately 58.2 million on Cyber Monday 2017, the most significant day for online sales in U.S. history.

Extensive integrations.    We have invested in developing and maintaining more than 600 pre-built integrations that are designed to embed our solutions seamlessly into leading business applications, including accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. We believe that maintaining pre-built integrations with a broad range of business applications provides a competitive advantage, to which we refer as a moat, as these integrations dramatically reduce implementation time, effort, and cost; enable our solutions to function seamlessly with the core applications our customers use to process and manage their transactions; and allow customers to easily and efficiently manage tax compliance across multiple business applications. We offer far more pre-built integrations with these applications than other tax software providers and we plan to continue adding more. We have pre-built integrations with leading business application providers such as Magento, QuickBooks, Microsoft, NetSuite, Sage, 3dCart, Salesforce, and Epicor, that customers can use to connect our solutions with their applications. In addition, we have relationships with some application providers, including BigCommerce, Shopify, and others, that include our pre-built integrations in their platforms, allowing customers to easily choose our solutions to automate transaction tax determinations.

Extensive content.    We have amassed, expanded, and integrated an extensive database of statutory tax content, including product classifications and taxability rules, exemption conditions, tax holidays, jurisdiction boundaries, tax rates, thresholds, registration, and return preparation and filing requirements, as well as more than 19 million UPC codes, linked to taxability rules. We employ a large group of tax research analysts who continually update this library, which is processed by our determination engine and delivered to our customers via our cloud connection. In addition to internal development, we have acquired multiple transaction tax related businesses and acquired or licensed databases containing deep stores of knowledge to augment the tax content that supports the Avalara Compliance Cloud. We also have built and maintain a library of thousands of local, regional, state, and national tax return forms, tax exemption certificate forms, VAT invoice templates, and other compliance documents. Our extensive tax content and forms databases have enabled us to serve the compliance needs of an ever-expanding list of businesses in different geographies and industries such as fuels, communications, and lodging.

Comprehensive, easy-to-use, scalable solutions.    We provide solutions to a full range of transaction tax compliance burdens. All of our solutions can be configured and managed using our intuitive administrative console, which we regard as a significant differentiator from other transaction tax services because it facilitates fast and easy company-specific configuration, detailed transaction analysis, and access to detailed reports, worksheets, calendars, and other management functions. The console also provides a single point of management for various compliance solutions, scales as a customer’s needs grow or change, and automatically aggregates transactions from multiple business applications. We believe our comprehensive solutions enable us to provide added value to our customers, increase their loyalty and satisfaction, and raise their potential long-term value to us.

Broad ecosystem.    We have strategically built a broad range of relationships with our network of business application publishers and their reseller channels, integration developers, implementation specialists, and accounting and financial advisors. These relationships provide us with an effective distribution channel, the majority of our pre-built integrations, a source of referral business, occasions for cross-selling, new opportunities for compliance automation, and early access to developing technologies.

As a result of our competitive strengths, our platform becomes deeply embedded in our customers’ business processes and systems, providing them with an automated solution central to their ability to transact. Our strategic position drives long-term customer relationships, as evidenced by our net revenue retention rate, which was 107% on average for the four quarters ended March 31, 2018.

Our Growth Strategies

We plan to continue investing to provide our customers with best-in-class solutions and to expand our market opportunity. Our primary growth strategies include:

•	Broaden our base of customers. We believe that the market for comprehensive, automated transaction tax compliance solutions is large and underserved, and therefore we can significantly increase our customer base. In addition, as businesses expand their product and jurisdictional footprints, we believe the need for cost-effective transaction tax compliance solutions increases. We will continue to invest in our sales and marketing efforts, both domestically and internationally, and intend to expand into new markets to grow our customer base.

•	Grow revenue from our existing customers. Many of our customers begin with a single solution, such as our AvaTax determination solution. This initial entry point establishes Avalara as a trusted part of a customer’s financial system, and as a customer’s sales increase and the number of transactions processed grows, our volume-based subscription model generates more revenue. The initial entry point also provides us with significant cross-sell opportunities, including tax return preparation and filing, tax remittance, and tax exemption certificate and other compliance documents management. These solutions work together to provide customers with a comprehensive automated solution for all of their transaction tax compliance needs.

•	Expand our partner ecosystem. We have an extensive network of business application providers and other customer referral sources that provides us with qualified leads and new customer opportunities. In some cases, providers purchase functionality from us for use by their customers. We intend to expand our partner ecosystem by actively seeking new relationships that offer exposure to potential customers and integrations with more business applications.

•	Expand international reach. We believe that we have a significant opportunity to expand our suite of solutions for use outside of the United States. Of our 12 worldwide offices, four are located outside the United States and we support transaction tax compliance in Europe, South America, and Asia. We plan to continue investing in these geographies, while also expanding our solutions and growing our sales force to expand into new regions.

•	Broaden our content and suite of solutions. We devote substantial resources to continuously improve the Avalara Compliance Cloud, add innovative new features and functionalities, add content, build technology to support new content types, and improve the user experience for our solutions. We intend to continue to make significant investments to acquire accurate, relevant content and expertise to best serve the transaction tax compliance needs of our customers. For example, we acquired our excise tax, lodging tax, communications tax, portions of our European VAT, Brazilian transaction tax, and tariffs and duties solutions. These acquisitions accelerate the expansion of our tax content, solutions, customer base, cross-selling opportunities, and geographic reach. We intend to continue pursuing opportunities to acquire businesses and technologies that accomplish our strategic objectives.

Customers

Our customers include businesses across industries and of all sizes, ranging from small businesses to Fortune 100 companies.

The mid-market has been and remains our primary target market segment for marketing and selling our solutions. We use core customers as a metric to focus our customer count reporting on our primary target market segment. As of December 31, 2016 and 2017, and March 31, 2018, we had approximately 6,250, 7,490, and 7,760 core customers, respectively, representing less than half of our total number of customers. In 2017, our core customers represented more than 85% of our total revenue.

We define a core customer as:

•	a unique account identifier in our billing system (multiple companies or divisions within a single consolidated enterprise that each have a separate unique account identifier are each treated as separate customers);

•	that is active as of the measurement date; and

•	for which we have recognized, as of the measurement date, greater than $3,000 in total revenue during the last twelve months.

Currently, our core customer count includes only customers with unique account identifiers in our primary U.S. billing systems and does not include customers who subscribe to our solutions through our international subsidiaries or certain legacy billing systems primarily related to past acquisitions. As we increase our international operations and sales in future periods, we may add customers billed from our international subsidiaries to the core customer metric.

We also have a substantial number of customers of various sizes who do not meet the revenue threshold to be considered a core customer. Many of these customers are in the small business and self-serve segment of the marketplace, which represents strategic value and a growth opportunity for us. Customers who do not meet the revenue threshold to be considered a core customer provide us with market share and awareness, and we anticipate that some may grow into core customers.

No single customer, including considering on an aggregate basis those customers that we know are under common control or are affiliates, represented more than 1% of our total revenue in 2015, 2016, 2017, or the three months ended March 31, 2018.

Sales and Marketing

We sell our solutions primarily on a subscription basis. Most of our customers purchase pre-built or custom integrations into their business applications and choose from various subscription plans that are priced according to the volume of transactions, tax returns, or tax documents they require. Our solutions are equally capable of addressing the transaction tax compliance needs of businesses of all sizes, from the smallest sole proprietors to Fortune 100 enterprises. While the mid-market has been and remains our primary target market segment for marketing and selling our solutions, we also maintain distinct teams and processes for pursuing enterprise and small businesses.

While we generally identify, and engage directly with our customer prospects, we leverage the sales and referral resources of a broad ecosystem of partners across all market segments. These partners include our network of business application publishers, integration developers, technology developers and implementation specialists, and value added resellers. This network provides us with pre-sold customers as well as qualified leads through a variety of incentive programs. In some cases, providers purchase functionality from us for use by their customers. Additionally, we actively conduct programs to engage with state regulators, tax and accounting firms, payroll vendors, and financial services providers.

The majority of our mid-market sales are conducted via telephone, requiring few to no in-person interactions with customer prospects. We target prospects via an array of marketing automation strategies and tactics, including paid and unpaid digital advertising, content marketing, prospect database nurturing, and other automated outbound marketing activities.

We also maintain a specialized sales force that sells into the enterprise market predominantly via telephone, but in some cases through in-person sales. These prospects have historically been concentrated in our fuel excise and compliance document management businesses, but we believe we have a significant and growing opportunity to sell our sales tax, use tax, and VAT determination and returns solutions into this market.

In addition to reaching highly targeted enterprise and mid-market prospects, our marketing investments and activities generate interest from large numbers of small businesses that also are burdened by transaction tax compliance requirements. Small business customers can purchase and configure smaller plans at lower price points through our self-service online marketplace without the involvement of our primary selling or customer onboarding teams. Additionally, we have established relationships with certain business application providers that target small businesses that have purchased our functionality for use by their customers and embedded our solutions into their offering. We believe serving small businesses is important because it establishes a customer relationship that may become more valuable to us over time as the customer grows or more fully embraces an automated compliance solution and provides a potential barrier to entry from competitors that may seek to build market share by targeting the small business segment.

Partners

Expanding and maintaining our partner ecosystem has been an essential part of our growth. Enabling easy, quick, and low-cost integration into customers’ business applications, gathering high-quality new customer leads, and participating with professional service providers to help manage transaction tax compliance are all important to our continued success, and we work hard to maintain and grow an ecosystem that we believe is unmatched in the industry.

Our partner ecosystem consists of multiple different types of partners that provide us access to their customers and clients:

Integration Partners.    Our integration partners build integrations for business applications, including accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. These integrations are designed to link the Avalara Compliance Cloud to business applications and share data relevant to transaction tax determination and compliance. Some of our integration partners are the actual publishers of the business applications, who work with us to provide transaction tax functionality to their customers through those business applications. Other integration partners are independent software developers or resellers who we engage to build and maintain the integrations. In either case, the integration partners are paid a commission based on a percentage of the sales of our solutions that use the integration. In general, integration partners are paid a higher commission for the initial sale to a new customer and lower recurring commissions for renewal subscription terms. We currently have over 600 pre-built integrations and we added over 100 integrations in 2017.

Referral Partners.    Our referral partners refer new customers to us, and receive a commission based on a percentage of the first-year sales of our solutions to those new customers. Many referral partners are software resellers, or other participants in the marketplace who have access to high quality new customer leads. Many of our integration partners also refer customers who have purchased the partner’s business application and who need additional assistance with transaction taxes. Some professional service partners, as discussed below, can be an additional source of new customer referrals.

Avalara Included Partners.    Some of the publishers who build integrations to connect our solutions to their business applications also purchase our solutions from us to distribute to their customers, either as part of their offering or as an add-on to their application. For example, certain ecommerce platform providers purchase an AvaTax subscription so that they can include sales tax determination as part of their offering to their retailer customers. We refer to these partners as Avalara Included Partners, and they provide our solutions to their customers either on a white label basis or as “powered by Avalara.” In either case, most Avalara Included Partners are also referral partners who refer their customers to us to purchase additional solutions, such as our returns solutions or CertCapture.

Professional Service Partners.    We also have partners who are professional service providers who work directly with the customers for transaction tax related services. These partners may implement and/or configure our solutions for customers, either alone or as part of a larger enterprise software implementation. Other professional service partners are accountants or other advisors who assist customers with transaction tax issues. Payments to these partners vary, depending on the specific relationship, with some partners billing customers directly, some subcontracting with us, and some participating in the referral program.

Research & Development and Tax Content Team

Our research and development organization is responsible for the design, development, and testing of the Avalara Compliance Cloud. We devote substantial resources to continuously improve our platform, add innovative new features and functionalities, build technology to support new content types, and improve the user experience for our platform and solutions. As of March 31, 2018, we had 345 employees in our research and development organization. Our research and development expense was $29.8 million, $32.8 million, $41.3 million, and $12.6 million in 2015, 2016, 2017, and the three months ended March 31, 2018, respectively.

Our content team works to improve and support our solutions by adding new tax content and maintaining existing content on our platform. This large team continually monitors, tests, and updates our tax content to incorporate new tax rates, rules, taxing jurisdiction boundaries, and exemption conditions. Costs related to our tax content team are recorded in cost of revenue.

Competition

Our industry is highly competitive and fragmented. Businesses employ a mix of approaches to address transaction tax compliance, including:

•	people-intensive, do-it-yourself approaches that rely on transaction-specific research, manual determination, static tax tables, spreadsheet software, or rate calculator services, as well as manual filing and remittance activities;

•	outsourced transaction tax compliance services offered by accounting and specialized consulting firms; and

•	tax-specific solutions from other vendors, including CCH Incorporated (a subsidiary of Wolters Kluwer NV), ONESOURCE Indirect Tax (a division of Thomson Reuters), Sovos, and Vertex, Inc.

We believe customers consider the following factors when selecting a transaction tax compliance solution:

•	ability to improve overall transaction tax compliance;

•	ability to deliver real time tax determinations;

•	ease of deployment and use;

•	ease of integration with the customer’s business applications;

•	ability to address multiple transaction tax compliance functions, from initial taxability and tax rate determination through remittance of funds;

•	total cost of ownership; and

•	tax content applicable to the customer’s business.

We believe our cloud-based solutions compare favorably across these factors, but different customers will weigh each of these factors in different ways, and we may not be competitive for some customers, depending on specific customer needs. For example, our longer established competitors may have better name recognition or more established relationships. Some customers may have less complex tax determination and compliance needs or require transaction tax types, such as alcohol excise tax, for which we do not currently have extensive content. We are aware of these competitive factors, and we will continue to consider and develop functionalities, service offerings, pricing structures, and additional content to further strengthen our competitive position.

Intellectual Property

We primarily rely upon a combination of confidentiality procedures, contractual provisions, copyright, trademark, and trade secret laws, and other similar measures to protect our proprietary information and intellectual property. Our trademarks and service marks include Avalara, the Avalara logo, AvaTax, the Avalara Compliance Cloud, “Tax compliance done right,” marks for our acquired businesses, and various marketing slogans. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our solutions or to obtain and use information that we regard as proprietary, and may also attempt to develop similar technology independently. Our means of protecting our proprietary rights may not be adequate.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks, and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may claim that our current or future solutions infringe their intellectual property rights. We may have to defend ourselves against claims of intellectual property infringement, which could be expensive for us and harm our business and financial condition.

Government Regulation

Our business is subject to a range of complex laws and regulations, mostly relating to our involvement in our customers’ financial transactions. To be successful, we must promote and monitor compliance with these legal and regulatory requirements.

We perform critical business functions for our customers, including tax determination, returns preparation and filing, and tax remittance. The federal Bank Secrecy Act requires that financial institutions, of which money transmitters are a subset, register with the U.S. Department of Treasury’s Financial Crimes Enforcement Network and maintain policies and procedures reasonably designed to monitor, identify, report and, where possible, avoid money laundering and criminal or terrorist financing by customers. Most U.S. states also have laws that apply to money transmitters, and impose various licensure, examination, and bonding requirements on them. We believe these federal and state laws and regulations were not intended to cover the business activity of remitting transaction taxes that taxpayers owe to the various states. However, if federal or state regulators were to apply these laws and regulations to this business activity, whether through expansion of enforcement activities, new interpretations of the scope of certain of these laws and regulations or of available exemptions, or otherwise, or if our activities were held by a court to be covered by such laws or regulations, we could be required to expend time, money, and other resources to deal with enforcement actions and any penalties that might be asserted, to institute and maintain a compliance program specific to money transmission laws, and possibly to change aspects of how we conduct business to achieve compliance or minimize regulation. We have contractually agreed with certain states collecting sales tax that in determining and remitting taxes on behalf of certain customers, we will comply with various technical, filing, privacy, confidentiality, bonding, and trust account requirements.

In the course of selling products and services, retailers and other businesses often come into possession of credit card numbers and other personal information of consumers. Determining the transaction taxes owed by our customers involves providing our platform with the types and prices of products they sell, as well as information regarding addresses that products are shipped from and delivered to. Our tax exemption certificate management solution also requires input of certain information regarding the purchasers who are entitled to tax exemptions. Numerous local, regional, state, and national laws and regulations govern the collection, dissemination, use, and safeguarding of certain information that could be used to commit identity theft or fraud. Although most of the data that is provided to our solutions by our customers cannot be used to identify individual consumers, we may be subject to these laws in certain circumstances. Most states have also adopted data security breach laws that require notice to affected consumers of any security breach as to their personal information. In the event of a security breach, our compliance with these laws may subject us, depending on the personal information in question, to costs associated with notice and remediation, as well as potential investigations from federal regulatory agencies and state attorneys general. Failures to safeguard data adequately or to destroy data securely could subject us to regulatory investigations or enforcement actions under federal or state data security, unfair practices, or consumer protection laws. The scope and interpretation of these laws, and the burdens and costs of complying with them, could increase in the future.

Employees and Culture

As of March 31, 2018, we had 1,495 full-time employees. Of these employees, 1,046 are based in the United States, 3 are based in Canada, 105 are in the United Kingdom and continental Europe, 221 are based in India, and 120 are based in Brazil. None of our employees are covered by collective bargaining agreements. We believe our employee relations are good and we have not experienced any work stoppages.

We believe our corporate culture provides an advantage in recruiting new employees and retaining our best talent, as well as driving behaviors across our entire organization that help us succeed in the marketplace. This culture is characterized in the many employees who embody our nine success traits: Optimism, Passion, Adaptability, Humility, Fun, Ownership, Curiosity, Urgency, and Simplicity. The rallying point of our culture is the color orange. Our employees wear this color with pride every day in all of our locations and we have trademarked the slogan “The Power of Orange.” Our culture permeates our sales and marketing outreach and the significance of the color orange has been featured in multiple news articles. As a result, we believe our customers, partners, and many prospects readily identify and appreciate our culture in their interactions with the Avalara team.

Facilities

Our corporate headquarters are located in Seattle, Washington, where we occupy approximately 114,510 square feet of office space under a lease that expires in 2028. We maintain additional offices in the United States, United Kingdom, Belgium, Brazil, and India.

We lease all of our facilities, and we do not own any real property. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space would be available to us to lease on commercially reasonable terms if and when we need it.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results, or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of March 31, 2018:

Name	Age	Position
Executive Officers
Scott M. McFarlane	60	Chairman, Chief Executive Officer, and President
William D. Ingram	61	Chief Financial Officer and Treasurer
Alesia L. Pinney	54	Executive Vice President, General Counsel, and Secretary
Pascal Van Dooren	51	Executive Vice President and Chief Revenue Officer

Directors
Scott M. McFarlane	60	Chairman, Chief Executive Officer, and President
Marion R. Foote(1)	72	Director
Edward A. Gilhuly(2)(3)	58	Director
Benjamin J. Goux(1)(2)	45	Director
Tami L. Reller(1)	53	Director
Justin L. Sadrian(2)(3)	45	Director
Rajeev Singh(2)	49	Director
Chelsea R. Stoner(1)(2)	44	Director
Jared R. Vogt	49	Director and Founder—Special Projects
Gary L. Waterman(3)(4)	76	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Leadership Development Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Lead independent director.

Each of our executive officers serves at the discretion of our Board of Directors. Each of our directors holds office until his or her successor is duly elected and qualified or until his or her earlier death, disqualification, resignation, or removal. There are no family relationships among any of our executive officers or directors.

Executive Officers

Scott M. McFarlane    has served as a member of our Board of Directors since May 2004. He has also served as our Chief Executive Officer since February 2007 and as the Chairman of our Board of Directors and President since March 2014. Mr. McFarlane served as our Chief Operations Officer from May 2004 to October 2010 and as our Secretary from May 2004 to September 2013. Mr. McFarlane currently serves on the board of directors of Expedition Travel Advisor, a private online travel platform for the adventure travel industry. Mr. McFarlane holds a B.A. in Economics from Claremont McKenna College. Mr. McFarlane was selected to serve on our Board of Directors because of the perspective and experience he brings as one of our founders and as our Chief Executive Officer.

William D. Ingram    has served as our Chief Financial Officer and Treasurer since December 2015. Mr. Ingram previously served as Interim Chief Financial Officer of Khan Academy, a provider of online learning resources, from April 2015 to December 2015. Mr. Ingram also held various executive roles at Leap Wireless International, Inc., the parent company of Cricket Wireless, a wireless telecommunications provider, including Executive Vice President and Chief of Strategy from August 2007 to March 2014, and with the acquiring company, AT&T, from March 2014 to January 2015. Mr. Ingram currently serves on the board of directors of Revolution Lighting Technologies, Inc., a provider of advanced LED lighting. Mr. Ingram holds a B.A. in Economics from Stanford University and an M.B.A. from Harvard Business School.

Alesia L. Pinney    has served as our General Counsel since April 2013, our Secretary since September 2013, and an Executive Vice President since March 2014. Ms. Pinney served as Senior Vice President, General Counsel, and Secretary at Radiant Logistics, Inc., a logistics services provider, from May 2012 to April 2013. Ms. Pinney served as a business and legal consultant from June 2011 to May 2012. Ms. Pinney served as General Counsel and Secretary at InfoSpace, Inc., an Internet search company, from July 2009 to June 2011. Ms. Pinney currently serves on the board of directors of Sharkbite Games, Inc., a private video game development studio. Ms. Pinney holds a B.A. in Business Administration in Accounting from Seattle University, a Master of Taxation from the University of Denver, College of Law, and a J.D. from Seattle University School of Law.

Pascal Van Dooren    has served as our Chief Revenue Officer since June 2014 and Executive Vice President since June 2017. Mr. Van Dooren also served as our General Manager, AvaTax from June 2014 to June 2017 and as our Executive Vice President, Sales & Marketing from October 2011 to May 2014. Mr. Van Dooren served as Vice President of Sales, North America at Sage Software, Inc., a business management software company, from July 2007 to September 2011. Previously, Mr. Van Dooren served as Vice President of Sales and Director of International Sales at Epicor Software, a business software company, and as Senior Director of Sales & Marketing at CapitalStream, Inc., a commercial loan origination software company. Mr. Van Dooren holds a B.S. in Computer Science from Florida State University and an M.S. in Computer Science Information Systems from the University of Miami School of Business.

Non-Executive Officer Directors

Marion R. Foote    has served as a member of our Board of Directors since May 2011. Ms. Foote has served as an independent business advisor since January 2012. She served as a partner at Novantas, LLC, a management consulting firm focused on the financial industry, from January 2005 to December 2011, following the merger of her firm (Randolph Partners) with Novantas. Prior to establishing Randolph Partners in November 1998, Ms. Foote served as Group Executive Vice President and Chief Marketing Officer for Bank of America’s Retail Bank. Ms. Foote currently serves as a director of multiple private companies in the financial services, life sciences, and technology sectors. Ms. Foote previously served as a director of DLJdirect (now part of E*Trade) and Cascade Financial Corporation/Cascade Bank. Ms. Foote holds a B.A. in Economics from Smith College and an M.B.A. from Harvard Business School. Ms. Foote was selected to serve on our Board of Directors because of her significant experience as a director including service on public company boards, her marketing and financial expertise, her work in customer analytics, and her over four decades of executive experience in financial services and consulting.

Edward A. Gilhuly    has served as a member of our Board of Directors since March 2011. Mr. Gilhuly has served as a managing partner at Sageview Capital, a private investment firm, since May 2006. Mr. Gilhuly worked for Kohlberg Kravis Roberts & Co. L.P., where he served as a partner from 1994 to 2005 and as a member of its investment committee from 2000 to 2005. Mr. Gilhuly currently serves as a director for a number of private companies and also serves on the Board of Trustees of Duke University. Mr. Gilhuly previously served on the boards of directors of GoPro, Inc., Cinedigm Corp., and Envivio, Inc. Mr. Gilhuly holds a B.A. in Economics and History from Duke University and an M.B.A. from Stanford University. Mr. Gilhuly was selected to serve on our Board of Directors because of his significant experience as a director of public companies, in corporate management, and in private equity and finance.

Benjamin J. Goux    has served as a member of our Board of Directors since January 2008. Mr. Goux served as our Chief Financial Officer from August 2007 to June 2008. Mr. Goux has served as Chief Financial Officer of Pioneer Venture Partners, a venture capital firm, since March 2006. Mr. Goux has served as Executive Vice President of Stellar Holdings, a real estate firm and investment vehicle, since March 2009. Mr. Goux serves as a director or as an observer on the boards of directors of multiple private companies. Mr. Goux holds a B.A. in Business Administration from the Foster School of Business at the University of Washington. Mr. Goux was selected to serve on our Board of Directors because of his significant finance and other business experience.

Tami L. Reller    has served as a member of our Board of Directors since July 2014. Ms. Reller has served as Chief Marketing and Experience Officer of United Healthcare, a health care company, since November 2017. Ms. Reller previously served as Executive Vice President of Optum, Inc., a health-services company, from September 2014 to November 2017, including Chief Marketing Officer from September 2014 to June 2016 and Chief Financial Officer from June 2016 to April 2017. From April 2001 to September 2014, Ms. Reller served in several executive roles with Microsoft Corporation, including Executive Vice President of Marketing, Windows Chief Financial Officer and Chief Marketing Officer, Divisional Chief Financial Officer, and Corporate Vice President of Dynamics. Ms. Reller served as Chief Financial Officer of Great Plains Software Inc. prior to its acquisition by Microsoft Corporation in 2001. Ms. Reller serves as a director of SPS Commerce, Inc. Ms. Reller holds an M.B.A. from St. Mary’s College and a B.S. in Mathematics from Minnesota State University Moorhead. Ms. Reller was selected to serve on our Board of Directors because of her significant experience with software companies and corporate finance.

Justin L. Sadrian    has served as a member of our Board of Directors since November 2014. Mr. Sadrian, who joined Warburg Pincus LLC, or Warburg Pincus, in 2000 and is a Partner of Warburg Pincus & Co. and Managing Director of Warburg Pincus, focuses on media, Internet, and information investments. Prior to joining Warburg Pincus, Mr. Sadrian worked at J.P. Morgan in its investment banking and private equity groups. He serves as a director of Endurance International Group Holdings, Inc. and a number of private companies. Mr. Sadrian previously served as a director of GrubHub, Inc. Mr. Sadrian holds a B.A. in Economics from Dartmouth College and an M.B.A. from Harvard Business School. Mr. Sadrian was selected to serve on our Board of Directors because of his industry knowledge, corporate finance experience, and public company experience.

Rajeev Singh    has served as a member of our Board of Directors since March 2017. Since November 2015, Mr. Singh has served as the Chief Executive Officer and a member of the board of directors of Accolade, Inc., an on-demand healthcare concierge for employers, health plans, and health systems. Prior to Accolade, Mr. Singh co-founded Concur Technologies, Inc., a global leader in travel and expense management, and held roles over a period of 20 years, including President, Chief Operating Officer, and member of the board of directors. Prior to Concur, Mr. Singh held positions at Ford Motor Company and General Motors Corporation. Mr. Singh serves as a director of Apptio, Inc. Mr. Singh holds a B.S. in Manufacturing Administration from Western Michigan University. Mr. Singh was selected to serve on our Board of Directors because of his extensive experience in building and leading companies, as well as his background in technology innovation and significant operational and strategic expertise.

Chelsea R. Stoner    has served as a member of our Board of Directors since June 2012. Ms. Stoner has served as a general partner at Battery Ventures, a venture capital firm, since February 2014. Ms. Stoner also served as a partner at Battery Ventures from June 2012 to February 2014 and as a principal from June 2006 to June 2012. Ms. Stoner serves as a director of multiple private companies. Ms. Stoner holds a B.S. in Chemical Engineering from Northwestern University and an M.B.A. from The University of Chicago. Ms. Stoner was selected to serve on our Board of Directors because of her extensive experience with cloud-based software companies and corporate finance.

Jared R. Vogt    has served as a member of our Board of Directors since May 2004, and he served as the Chairman of our Board of Directors from May 2004 to March 2014. He has also served as our Founder—Special Projects since October 2013. Mr. Vogt served as our Chief Technology Officer from February 2007 to October 2013 and as our Chief Executive Officer from May 2004 to February 2007. Mr. Vogt holds a B.S. in Psychology from the University of Washington. Mr. Vogt was selected to serve on our Board of Directors because of the unique perspective and experience he brings as one of our founders and prior executive officers.

Gary L. Waterman    has served as a member of our Board of Directors since August 2007. Mr. Waterman has served as founder and President of Waterman Limited, a real estate investment and development company, since March 1989. Previously, Mr. Waterman served as a Managing Director of the Property Finance Group at LaSalle Partners, Inc., a corporate real estate service and investment company. Mr. Waterman served on the board of directors of Equity LifeStyle Properties, Inc. until May 2016. Mr. Waterman holds a B.A. and an M.A. in Economics from the University of Washington. Mr. Waterman was selected to serve on our Board of Directors because of his significant finance and other business experience, private company leadership, and experience as a director of a public company.

Board Composition

Our business and affairs are managed under the direction of our Board of Directors. Certain members of our Board of Directors were elected pursuant to the provisions of our amended and restated voting agreement, or the Voting Agreement. Under the Voting Agreement, our shareholders that are party to the Voting Agreement agreed to vote their shares to elect to our Board of Directors: (1) one director designated by The Benaroya Company, L.L.C. (Rajeev Singh); (2) one director designated by Pioneer Venture Partners LLC (Benjamin Goux); (3) one director designated by Sageview Capital Master, L.P. (Edward Gilhuly); (4) one director designated by Battery Ventures IX, L.P. (Chelsea Stoner); (5) one director designated by Warburg Pincus Private Equity XI, L.P. (Justin Sadrian); (6) one director designated by the holders of a majority in interest of the shares of our common stock held by certain of our key shareholders (Jared Vogt); (7) the person serving as our Chief Executive Officer (Scott McFarlane); and (8) three directors mutually designated by (a) the holders of a majority in interest of the shares of our common stock held by certain of our key shareholders that are currently providing services to us as officers, employees, or consultants and (b) the holders of a majority in interest of the shares of our capital stock held by our investors that are party to the Voting Agreement (Gary Waterman, Marion Foote, and Tami Reller).

The director designated by Sageview Capital Master, L.P. and the director designated by Warburg Pincus Private Equity XI, L.P. shall have the right, but not the obligation, to be appointed to each and every currently existing committee of our Board of Directors, as well as any committees our Board of Directors may create in the future, subject to applicable law and the requirements of any national securities exchange in which our capital stock is listed. The Voting Agreement will terminate upon the closing of this offering, and none of our shareholders will have any special rights regarding the election or designation of members of our Board of Directors, except for the committee appointment rights described in the prior sentence and as provided in the following sentence. From the date we close this offering, and for as long as Warburg Pincus and its affiliates continue to own beneficially at least 750,000 voting securities, we have agreed to nominate and use all reasonable efforts to have one individual designated by Warburg Pincus elected to our Board of Directors.

Our Board of Directors may establish the authorized number of directors from time to time by resolution, subject to the terms of our Articles and our Bylaws. The authorized number of directors is currently ten, and our Board of Directors currently consists of ten members. In accordance with our Articles, our Board of Directors will be divided into three classes with staggered three-year terms. At each annual meeting of our shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Edward Gilhuly, Scott McFarlane, and Tami Reller, and their terms will expire at the annual general meeting of shareholders to be held in 2019;

•	the Class II directors will be Benjamin Goux, Chelsea Stoner, and Gary Waterman, and their terms will expire at the annual general meeting of shareholders to be held in 2020; and

•	the Class III directors will be Marion Foote, Justin Sadrian, Rajeev Singh, and Jared Vogt and their terms will expire at the annual general meeting of shareholders to be held in 2021.

Director Independence

Generally, under the listing requirements and rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within one year of the closing of an initial public offering.

Our Board of Directors has reviewed its composition, the composition of its committees, and the independence of each director. Our Board of Directors has determined that none of our directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the New York Stock Exchange, except for Scott McFarlane and Jared Vogt by virtue of their positions as our Chief Executive Officer and President and our Founder—Special Projects, respectively. Accordingly, a majority of our directors are independent, as required under applicable New York Stock Exchange rules. In making this determination, our Board of Directors considered the current and prior relationships that each director has with us and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock and service to other entities who purchase our solutions.

Lead Independent Director

Our independent directors have appointed Gary Waterman to serve as our lead independent director contingent on the closing of this offering. As lead independent director, Mr. Waterman will preside over periodic meetings of our independent directors, will serve as a liaison between our Chairperson and the independent directors, and will perform such additional duties as our Board of Directors may otherwise determine and delegate.

Board Committees

Our Board of Directors has established an Audit Committee, a Compensation and Leadership Development Committee, and a Nominating and Corporate Governance committee. Our Board of Directors may establish other committees to facilitate the management of our business from time to time.

Our Board of Directors has adopted a written charter for each of the Audit Committee, the Compensation and Leadership Development Committee, and the Nominating and Corporate Governance Committee that satisfies applicable rules of the SEC and the listing standards of the New York Stock Exchange. Following the closing of this offering, the full text of these charters will be available on our corporate website at www.avalara.com. Information contained on, or that can be accessed through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. The composition and responsibilities of each of the committees of our Board of Directors are described below. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

Our Audit Committee consists of Marion Foote, Benjamin Goux, Tami Reller, and Chelsea Stoner, each of whom our Board of Directors has determined to be independent under New York Stock Exchange listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our Audit Committee is Ms. Foote. Our Board of Directors has determined that each of Ms. Foote, Mr. Goux, Ms. Reller, and Ms. Stoner is an “audit committee financial expert” within the meaning of SEC regulations. Our Board of Directors has also determined that each member of our Audit Committee has the requisite financial expertise under the applicable requirements of the New York Stock Exchange. In arriving at this determination, our Board of Directors has examined each Audit Committee member’s scope of experience and the nature of their employment in the corporate finance sector. Upon the closing of this offering, the primary functions of this committee will include, among other things:

•	appointing, compensating, retaining, and overseeing our independent registered public accounting firm;

•	approving in advance all audit and non-audit fees of and services performed by our independent registered public accounting firm;

•	evaluating annually the performance, qualifications, objectivity, and independence of our independent registered public accounting firm and deciding whether to retain their services;

•	monitoring the rotation of partners on our engagement team of our independent registered public accounting firm;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management;

•	reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the design and implementation of our internal audit functions;

•	reviewing and approving all related party transactions;

•	assessing the effectiveness and adequacy of our internal control structure and procedures for financial reporting;

•	establishing procedures for the receipt, retention, and treatment of complaints received by us regarding financial controls, accounting, or auditing matters; and

•	reviewing and evaluating the performance of the Audit Committee and the adequacy of its charter.

Compensation and Leadership Development Committee

Our Compensation and Leadership Development Committee consists of Edward Gilhuly, Benjamin Goux, Justin Sadrian, Rajeev Singh, and Chelsea Stoner, each of whom our Board of Directors has determined to be independent under New York Stock Exchange listing standards and the rules and regulations of the SEC and a “non-employee director” as defined in Rule 16b-3 under the Exchange Act. The chair of our Compensation and Leadership Development Committee is Mr. Singh. Upon the closing of this offering, the primary functions of this committee will include:

•	determining the compensation of our chief executive officer and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and approving the compensation of our other executive officers;

•	making recommendations to our Board of Directors regarding the compensation of our directors;

•	making recommendations to our Board of Directors regarding our incentive compensation plans and administering such plans;

•	approving awards under our equity compensation plans, subject to the procedures and guidelines with respect to such awards as adopted from time to time by our Board of Directors;

•	monitoring and assessing risks associated with our compensation policies and consulting with our management on such risks; and

•	reviewing and evaluating the performance of the Compensation and Leadership Development Committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Edward Gilhuly, Justin Sadrian, and Gary Waterman, each of whom our Board of Directors has determined to be independent under New York Stock Exchange listing standards. The chair of our Nominating and Corporate Governance Committee is Mr. Waterman. Upon the closing of this offering, the primary functions of this committee will include:

•	reviewing and recommending to our Board of Directors criteria for selecting new members of our Board of Directors;

•	approving and recommending to our Board of Directors, nominees for our Board of Directors and its applicable committees;

•	considering any nominations of director candidates validly made by our shareholders;

•	establishing, coordinating, and reviewing with the chairperson of our Board of Directors criteria for the evaluation of Board and committee performance;

•	reviewing and recommending to our Board of Directors corporate governance policies; and

•	reviewing and evaluating the performance of the Nominating and Corporate Governance Committee and the adequacy of its charter.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation and Leadership Development Committee is currently or has ever been at any time an officer or employee of ours, except that Mr. Goux, a member of our Compensation and Leadership Development Committee, served as our Chief Financial Officer from August 2007 to June 2008. None of our executive officers currently serve, or have served during the last completed year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who served as a member of our Board of Directors or Compensation and Leadership Development Committee during the last completed year.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a code of business conduct and ethics that applies to all of our employees, executive officers, consultants, and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website at www.avalara.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. Information contained on, or that can be accessed through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Director Compensation

We did not provide any cash compensation to our non-employee directors during the year ended December 31, 2017 for their service on our Board of Directors or its committees. Although we do not have a written policy, we generally reimburse our directors for their reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors and its committees, and have annually granted to each of our non-employee directors a warrant to purchase 10,000 shares of our common stock at an exercise price equal to the fair market value of our common stock as of the date of grant, as determined by our Board of Directors. The warrants we granted to non-employee directors for 2017 service have a ten-year term, subject to earlier termination in connection with the closing of this offering, if unexercised at that date.

The following table provides information regarding total compensation paid to non-employee directors during the year ended December 31, 2017. Directors who are also our employees, such as Mr. McFarlane, our Chairman, Chief Executive Officer, and President, and Mr. Vogt, our Founder—Special Projects, receive no additional compensation for their service as directors. Mr. McFarlane’s compensation is discussed in the section of this prospectus titled “Executive Compensation,” and Mr. Vogt’s compensation for services as an employee is presented in footnote (1) following the table.

Director Compensation Table(1)

Name	Option Awards(2)	Total
Marion Foote	$60,072	$60,072
Edward Gilhuly	60,072	60,072
Benjamin Goux	60,072	60,072
Tami Reller	60,072	60,072
Justin Sadrian	60,072	60,072
Rajeev Singh	62,745	62,745
Chelsea Stoner	60,072	60,072
Gary Waterman	60,072	60,072

(1)	Mr. Vogt received the following compensation for his services to the Company for 2017: salary of $100,000 and $500 in a 401(k) plan matching contribution.
(2)	Amounts in this column represent the aggregate grant date fair value of warrants granted during the year ended December 31, 2017, as computed in accordance with ASC Topic 718, without regard to estimated forfeitures related to service-based vesting conditions. These amounts do not reflect dollar amounts actually received by our non-employee directors, who will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such warrants. As of December 31, 2017, our non-employee directors held compensatory warrants to purchase the following number of shares of our common stock: Ms. Foote, 50,000 shares; Mr. Gilhuly, zero shares (warrants otherwise granted to Mr. Gilhuly were transferred to Sageview Capital LP); Mr. Goux, 60,000 shares; Ms. Reller, 40,000 shares; Mr. Sadrian, 30,000 shares; Mr. Singh, 10,000 shares; Ms. Stoner, 50,000 shares; and Mr. Waterman, 50,000 shares.

Non-Employee Director Compensation Policy

Our Board of Directors has adopted our non-employee director compensation policy, or the policy, which will be effective as of the effective date of the registration statement of which this prospectus forms a part. Under the policy, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards as described below. Our Board of Directors may revise the policy as it deems necessary or appropriate.

Cash Compensation.    Under the policy, all non-employee directors will be entitled to receive the following cash compensation:

Retainer	Amount
Board of Directors	$32,000
Chair of committee
Audit	20,000
Compensation and Leadership Development	11,000
Nominating and Corporate Governance	7,500
Committee member
Audit	7,500
Compensation and Leadership Development	5,000
Nominating and Corporate Governance	3,500
Lead independent director	15,000

Equity Compensation.    Under the outside director compensation policy, on the date of each annual meeting of shareholders beginning with the first annual meeting following the completion of this offering, each non-employee director who is a continuing director following the meeting automatically will be granted an equity award having a value of $150,000, or the annual award. The annual award will be comprised of stock options and restricted stock units, or RSUs, granted under our 2018 Plan, each having a grant date fair value of approximately 50% of the aggregate value of the annual award. Each annual award will fully vest and become exercisable or payable, as applicable, upon the earlier of the one-year anniversary of the grant date or the day prior to our next annual meeting occurring after the grant date, in each case subject to the individual’s continued service through the vesting date. The grant date fair value of the options and the RSUs will be calculated in accordance with ASC Topic 718. The annual award will fully vest and become exercisable and payable upon a change in control, as defined in the 2018 Plan.

Effective following the completion of this offering, in the event that a non-employee director is initially elected or appointed on any date other than the date of an annual meeting of shareholders, the director will, instead, automatically receive the annual award on the date of initial election or appointment, except that the value of the award will be prorated to reflect the number of days that the director will serve based on a period of time commencing on the date of initial election or appointment and ending on the one-year anniversary of the previous annual meeting (the “prorated annual award”). In all other respects, the terms and conditions of the prorated annual award, including the vesting schedule, will be the same as the annual award granted on the previous year annual meeting date.

Non-employee directors also are eligible to receive all types of equity awards (except incentive stock options) under our 2018 Plan, including discretionary awards not covered under the policy.

For further information regarding the equity compensation of our non-employee directors, see the section of this prospectus titled “Executive Compensation—Employee Benefit and Stock Plans—2018 Equity Incentive Plan.”

EXECUTIVE COMPENSATION

This section describes the material elements of compensation awarded to, earned by, or paid to our Chief Executive Officer and the two other most highly compensated individuals who served as our executive officers during the year ended December 31, 2017. Throughout this prospectus, these three officers are referred to as our named executive officers:

•	Scott McFarlane, our Chairman, Chief Executive Officer, and President;

•	William Ingram, our Chief Financial Officer; and

•	Pascal Van Dooren, our Executive Vice President and Chief Revenue Officer.

2017 Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during the years ended December 31, 2016 and 2017:

Name and Principal Position	Year	Salary(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation		Total
Scott McFarlane	2017	$410,000	$1,612,059	$320,948	$6,675	(4)	$2,349,682
Chairman, Chief Executive Officer, and President	2016	380,160	1,482,000	218,592	5,365		2,086,117
William Ingram	2017	330,000	555,552	163,904	2,700	(4)	1,052,156
Chief Financial Officer	2016	301,154	2,839,752	120,160	25,726		3,286,792
Pascal Van Dooren	2017	301,607	660,514	200,902	2,700	(4)	1,165,723
Executive Vice President and Chief Revenue Officer	2016	276,360	309,702	153,979	2,650		742,691

(1)	Amounts in this column represent base salary earned during the year.
(2)	Amounts in this column represent the aggregate grant date fair value of each stock option granted to the named executive officers during the applicable year, as computed in accordance with ASC Topic 718, without regard to estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these amounts are included in Note 10 to our consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect dollar amounts actually received by our named executive officers, who will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.
(3)	Amounts in this column represent incentive compensation earned in respect of performance objectives for 2016 and 2017 and approved by our Compensation and Leadership Development Committee following the end of each such calendar year. For additional information about non-equity incentive plan compensation, see the section of this prospectus titled “—Non-Equity Incentive Plan Compensation.”
(4)	Amounts in this column consist of 401(k) plan matching contributions. For Mr. McFarlane, amount also includes $3,975 in insurance premiums.

Non-Equity Incentive Plan Compensation

Our named executive officers are eligible to participate in our annual management bonus plan. Our 2017 Leadership Bonus Plan provides an opportunity for eligible employees to earn annual bonuses based on the achievement of both pre-established annual company performance objectives and individual performance objectives. For 2017, 70% of the target bonus was based on the following three company performance objectives (with each objective approximately equally weighted): company total bookings, the cost of acquiring new annual recurring revenue as a measure of sales and marketing efficiency, and adjusted EBITDA (GAAP operating income or loss plus stock-based compensation expense and depreciation and amortization expense). For 2017, 30% of the target bonus was based on individual performance objectives that were established based on department and individual goals. Bonuses could be increased or decreased from the target bonus amount based on actual achievement of performance objectives, provided bonus payments cannot exceed 112% of an employee’s annual target bonus. Based on achievement of company and individual performance objectives for 2017, Messrs. McFarlane, Ingram, and Van Dooren received bonuses in the amounts of $320,948, $163,904, and $132,430, respectively, which amounts were approved by our Compensation and Leadership Development Committee in the first quarter of 2018.

Pursuant to his employment agreement, Mr. Van Dooren was provided an opportunity to earn a target sales commission based on the achievement of a pre-established total revenue goal measured and paid quarterly. If the revenue target is not met, the quarterly payment is based on the percentage that actual revenues comprise in relation to the target. Based on achievement of the revenue goal, Mr. Van Dooren received a sales commission of $68,472 for 2017.

Outstanding Equity Awards as of December 31, 2017

The following table sets forth information regarding equity awards held by our named executive officers at December 31, 2017, all of which were granted under the 2006 Plan.

	Option Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price	Option Expiration Date
Scott McFarlane	12/17/2010	531,932	—		1.50	2/18/2021
	3/28/2011	87,500	—		1.50	3/28/2021
	1/1/2013	200,000	—		4.50	2/13/2023
	9/20/2013	250,000	—		6.40	10/3/2023
	1/1/2014	145,833	54,167	(1)	8.04	2/25/2024
	5/5/2016	98,958	151,042	(1)	12.34	6/16/2026
	1/1/2017	—	250,242	(1)	13.84	2/9/2027
William Ingram	12/14/2015	270,000	270,000	(1)	12.60	1/25/2026
	1/1/2017	—	86,239	(1)	13.84	2/9/2027
Pascal Van Dooren	10/3/2011	27,314	—		1.90	12/13/2021
	1/1/2013	50,000	—		4.50	2/13/2023
	1/1/2014	171,354	3,646	(1)	8.04	2/25/2024
	1/1/2015	18,229	6,771	(1)	12.20	1/28/2025
	5/5/2016	20,679	31,565	(1)	12.34	6/16/2026
	1/1/2017	—	102,532	(1)	13.84	2/9/2027

(1)	The shares of common stock underlying the option vest over a four-year period as follows: 25% of the shares vest on the one-year anniversary of the vesting commencement date, and, thereafter, 1/48th of the shares vest each month, subject to continuous service with us through each vesting date, except that the option granted to Mr. McFarlane with a vesting commencement date of 1/1/2014 vests 25% on the second anniversary of the vesting commencement date with 1/48th of the shares vesting each month thereafter, and the options granted to Mr. Van Dooren with vesting commencement dates of 1/1/2014 and 1/1/2015 vest 50% on the second anniversary of the vesting commencement date with 1/48th of the shares vesting each month thereafter. The option has a ten-year term, subject to earlier termination in the event of termination of service. Options granted prior to 2015 are subject to accelerated vesting upon a corporate transaction. Options granted in 2015 and thereafter are subject to accelerated vesting upon termination of employment in connection with a change in control, as described below.

Executive Employment Agreements

We have written employment agreements with each of our named executive officers. Each employment agreement has a term expiring on June 19, 2021 and provides that employment with us is “at will.” Each of our named executive officers also has executed our standard form of proprietary information and inventions agreement. The employment agreements and the employment of the named executive officer terminate automatically upon the death or total disability of the named executive officer.

We do not provide any tax gross-ups to cover personal income taxes that may apply to any severance or change in control benefits. If any payments or benefits payable under the employment agreements will be subject to an excise tax under Code Section 4999, we will pay to the named executive officer either (1) the full amount of such payments or benefits or (2) the full amount, reduced by the minimum amount necessary to prevent any portion from being an excess parachute payment within the meaning of Code Section 280G, whichever results, on an after-tax basis, in the greater amount payable to the named executive officer.

Additional details specific to individual employment agreements with the named executive officers are set forth below.

Scott McFarlane.    Under Mr. McFarlane’s employment agreement as Chief Executive Officer and President dated June 19, 2017, his base salary is $410,000, subject to periodic review. Mr. McFarlane is also eligible to receive an annual target performance-based bonus of 100% of his base salary and to participate in our employee benefit programs. Mr. McFarlane is eligible to receive full payment of premiums for coverage under our group health plans for himself and covered family members, coverage under a “key man” life insurance policy under which both we and Mr. McFarlane’s designee are beneficiaries, and reimbursement of travel costs to our corporate headquarters. In the event Mr. McFarlane’s employment is terminated by us without “cause” or by Mr. McFarlane for “good reason,” including a termination without “cause” or for “good reason” within 12 months following a “change in control,” which we refer to as a “change in control termination,” Mr. McFarlane will be eligible to receive the following severance payments and benefits, subject to execution, and non-revocation, of a general release and waiver of claims against us in a form satisfactory to us and his continued compliance with our proprietary information and inventions agreement:

•	severance pay equal to 12 months’ base salary, provided that in the event of a change in control termination, such amount will be equal to 18 months’ base salary;

•	in the event of a change in control termination, payment of the target bonus for the year of termination, pro-rated for the number of full months worked in such calendar year;

•	COBRA continuation coverage for a period of 12 months following termination; provided coverage will be for 18 months in the event of a change in control termination (or in either case until such time as Mr. McFarlane is no longer entitled to COBRA continuation coverage under the group health plan, whichever period is shorter); and

•	in the event of a change in control termination, full acceleration of time-based equity awards granted on or after March 27, 2014.

In the event of a “corporate transaction,” all of Mr. McFarlane’s options granted prior to March 27, 2014 will become fully vested under the terms of his stock option agreements for such options.

This employment agreement superseded and replaced the executive employment agreement dated March 27, 2014 between us and Mr. McFarlane, which had substantially the same terms.

William Ingram.    Under Mr. Ingram’s employment agreement as Chief Financial Officer dated June 19, 2017, his base salary is $330,000, subject to periodic review. Mr. Ingram is also eligible to receive an annual target performance-based bonus of 60% of his base salary and to participate in our employee benefit programs.

In the event Mr. Ingram’s employment is terminated by us without “cause” or by Mr. Ingram for “good reason,” including pursuant to a change in control termination, Mr. Ingram will be eligible to receive the following severance payments and benefits, subject to execution, and non-revocation, of a general release and waiver of claims against us in a form satisfactory to us and his continued compliance with our proprietary information and inventions agreement:

•	severance pay equal to six months’ base salary, provided that in the event of a change in control termination, such amount will be equal to 12 months’ base salary;

•	in the event of a change in control termination, payment of the target bonus for the year of termination, pro-rated for the number of full months worked in such calendar year;

•	COBRA continuation coverage for a period of six months following termination; provided coverage will be for 12 months in the event of a change in control termination (or in either case until such time as Mr. Ingram is no longer entitled to COBRA continuation coverage under the group health plan, whichever period is shorter); and

•	in the event of a change in control termination, full acceleration of time-based equity awards granted on or after December 14, 2015.

This employment agreement superseded and replaced the executive employment agreement dated December 14, 2015 between us and Mr. Ingram, which had substantially the same terms.

Pascal Van Dooren.    Under Mr. Van Dooren’s employment agreement as Executive Vice President and Chief Revenue Officer dated April 13, 2018, his base salary is $327,812, subject to periodic review. Mr. Van Dooren is also eligible to receive an annual target performance-based bonus of 70% of his base salary and to participate in our employee benefit programs.

In the event Mr. Van Dooren’s employment is terminated by us without “cause” or by Mr. Van Dooren for “good reason,” including pursuant to a change in control termination, Mr. Van Dooren will be eligible to receive the same severance payments and benefits set forth above for Mr. Ingram, except that full acceleration in the event of a change in control termination shall apply to equity awards granted on or after September 1, 2014, subject to Mr. Van Dooren’s execution, and non-revocation, of a general release and waiver of claims against us in a form satisfactory to us and his continued compliance with our proprietary information and inventions agreement. In the event of a “corporate transaction” all of Mr. Van Dooren’s options granted prior to September 1, 2014 will become fully vested under the terms of his stock option agreements for such options.

This employment agreement superseded and replaced the executive employment agreement dated June 19, 2017 between us and Mr. Van Dooren, which had substantially the same terms except that his annual target bonus was 60% of base salary and the agreement previously specified eligibility for a commission.

Definitions.    For purposes of each of the employment agreements summarized above:

•	“Cause” generally means: (1) gross negligence with respect to our business and affairs; (2) willful disregard or neglect of duties following written notice from us; (3) act, or omission to act, intended to cause harm or damage to us; (4) material breach of any written agreement with us that is not timely cured (to the extent susceptible to cure); (5) act of embezzlement, fraud, theft, or financial dishonesty with respect to us; (6) breach of fiduciary obligations or disloyalty to us; (7) material breach of the proprietary information and inventions agreement with us; or (8) conviction of, or plea of guilty or nolo contendere to, a felony or a crime involving theft, fraud, dishonesty, misrepresentation, or sexual harassment; the existence or non-existence of “cause” will be determined in good faith by our Board of Directors.

•	“Change in control” generally means: (1) a change in our ownership pursuant to which one or more persons acquire beneficial ownership of 50% or more of either the outstanding shares of our common stock or the combined voting power of our outstanding voting securities; (2) a change in our effective control pursuant to which a majority of the members of our Board of Directors at the beginning of any two-year period, or the Incumbent Board, is replaced by directors whose appointment or election is not endorsed by a majority of the Incumbent Board; or (3) the consummation of a “company transaction,” which generally means (a) a merger or consolidation with or into another corporation; (b) a statutory share exchange pursuant to which all of the outstanding shares of our common stock are acquired or a sale of all of our outstanding voting securities; or (c) a sale, lease, or other disposition of all or substantially all of our assets, unless in each case (i) after such transaction the beneficial owners of our outstanding common stock and combined voting power of our outstanding securities immediately prior to the transaction retain at least 50% of the outstanding shares of common stock and the combined voting power of the voting securities of the Company resulting from the transaction in substantially the same proportions, (ii) no person will beneficially own more than 50% of the outstanding shares or combined voting power of the Company resulting from the transaction, and (iii) members of the Incumbent Board will immediately after the transaction constitute at least a majority of the directors of the corporation resulting from the transaction.

•	“Corporate transaction” generally means: (1) a sale, lease, or other disposition of all or substantially all of our assets; (2) a merger or consolidation in which we are not the surviving corporation; or (3) a reverse merger in which we are the surviving corporation but our outstanding shares immediately prior to the merger are converted by virtue of the merger into other property, whether in the form of securities, cash, or otherwise.

•	“Good reason” generally means, without the named executive officer’s written consent: (1) any material breach by us of the employment agreement; (2) a material reduction in the level of responsibility, duties, or authority; (3) a material reduction in then-in-effect base salary (other than a reduction that is equal in percentage to, or smaller than, that imposed upon our other executive officers); or (4) a relocation of the named executive officer’s principal office to a location more than 50 miles from his then-current principal office, each of which condition is subject to a notice and cure period.

Employee Benefit and Stock Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus forms a part. In addition to these plans, we also maintain various employee benefits that are generally available to our employees, such as medical, dental and vision insurance, term life insurance, and short- and long-term disability. We intend to file with the SEC a registration statement on Form S-8 for shares that will be issuable under the equity plans described below.

2018 Equity Incentive Plan

Our Board of Directors approved our 2018 Equity Incentive Plan, or the 2018 Plan, in April 2018, and our shareholders approved the 2018 Plan in May 2018. The 2018 Plan became effective on the date of Board approval but no grants may be made under the 2018 Plan prior to the date of the underwriting agreement to be entered into in connection with this offering. The purpose of the 2018 Plan is to provide eligible persons with the opportunity to acquire a proprietary interest in the Company and to align their interests with the long-term interests of our shareholders.

Authorized Shares.    The 2018 Plan will initially authorize the issuance of 8% of the total number of shares of common stock outstanding on the closing of this offering. This share reserve will automatically increase on January 1st of each calendar year following the effective date of the 2018 Plan through 2028, by an amount equal to (1) 5% of the aggregate number of shares of common stock outstanding on December 31st of the immediately preceding calendar year (excluding for this purpose any shares that are unvested and subject to forfeiture under the 2018 Plan) or (2) such lesser number of shares of common stock as determined by the administrator (as defined below). In addition any shares covered by awards under our 2006 Equity Incentive Plan, or the 2006 Plan, on the date of this prospectus that cease to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested or nonforfeitable shares) will become available for issuance under the 2018 Plan. If any award lapses, expires, terminates, or is canceled prior to the issuance of shares or if shares are issued under the 2018 Plan and thereafter are forfeited to the Company, the shares subject to such awards and the forfeited shares will again be available for issuance under the 2018 Plan. Shares withheld by, or otherwise tendered to, the Company to satisfy the purchase price or a participant’s tax withholding obligations with respect to the grant, vesting, or exercise of an award, or shares subject to an award that is settled in cash or in a manner that that some or all shares covered by the award are not issued, will also become available for issuance under the 2018 Plan. No more than 5,000,000 shares of our common stock may be issued pursuant to the exercise of incentive stock options.

Certain Adjustments.    If any change in our stock occurs by reason of a stock dividend, stock split, spin-off, recapitalization, merger, consolidation, statutory share exchange, combination or exchange of shares, distribution to shareholders other than a normal cash dividend or other change in our corporate or capital structure, the administrator will make proportional adjustments to the maximum number and kind of securities (a) available for issuance under the 2018 Plan, (b) issuable as incentive stock options, and (c) subject to any outstanding award, including the per share price of such securities. The administrator may also make such adjustments in the event of a distribution of assets or cash to shareholders other than a normal cash dividend, with any adjustments to outstanding awards made in a manner that precludes the enlargement of rights and benefits under such awards.

Administration.    The 2018 Plan generally will be administered by our Board of Directors or the Compensation and Leadership Development Committee of the Board of Directors (or a subcommittee thereof). Our Board of Directors may delegate concurrent administration of the 2018 Plan to different committees consisting of two or more members of our Board of Directors or, to the extent permitted by applicable state law, to one or more senior executive officers. References to the “administrator” below are, as applicable, to our Board or the Compensation and Leadership Development Committee, or other committee or officers that may be authorized to administer the 2018 Plan. Subject to the provisions of the 2018 Plan, the administrator will determine in its discretion the eligible persons to whom and the times at which awards are granted, the types and sizes of awards granted, and the terms, limitations, restrictions, and conditions of such awards. The administrator will have the authority to construe and interpret the terms of the 2018 Plan and awards granted under it. The 2018 Plan provides, subject to certain limitations, for indemnification by us of the administrator in respect of all activities under the 2018 Plan.

Under the 2018 Plan, the administrator, without shareholder approval, may not (1) reduce the exercise or base price of an option or stock appreciation right, or SAR, after it is granted, (2) cancel an option or SAR at a time when its exercise or base price exceeds the fair market value of the underlying stock, in exchange for cash, another option or SAR, restricted stock, or other equity award, or (3) take any other action that is treated as a repricing under GAAP or under guidance issued by the primary securities market or exchange on which the common stock is listed or admitted for trading.

Eligibility.    Awards may be granted under the 2018 Plan to our employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and related companies.

Types of Awards.    The 2018 Plan permits the grant of the following types of awards:

Stock Options.    The administrator may from time to time grant to eligible participants incentive stock options as that term is defined in Section 422 of the Code or nonstatutory stock options, except that incentive stock options are limited to our employees and any other individuals who are eligible to receive incentive stock options under the provisions of Section 422 of the Code. Stock options must have an exercise price at least equal to the fair market value of our stock on the date of grant, except in the case of options granted in connection with substituting or exchanging options in acquisition transactions.

Stock Appreciation Rights.    The administrator may from time to time grant to eligible participants SARs as a right in tandem with the number of shares underlying stock options granted under the 2018 Plan or on a stand-alone basis. Upon exercise, SARs are the right to receive payment per share in stock or cash, or in a combination of stock and cash, equal to the excess of the share’s fair market value on the date of exercise over its fair market value on the date the SAR was granted. Exercise of an SAR issued in tandem with a stock option will reduce the number of shares underlying the related stock option to the extent of the SAR exercised. The term of a stand-alone SAR cannot be more than ten years, and the term of a tandem SAR cannot exceed the term of the related option.

Stock Awards, Restricted Stock and Stock Units.    The administrator may from time to time grant awards of shares of common stock or awards designated in units of common stock. These awards may be made subject to restrictions as determined by the administrator. The restrictions may be based on continuous service with the Company or the achievement of specified performance criteria, as determined by the administrator. Stock units may be paid in stock or cash or a combination of stock and cash, as determined by the administrator.

Performance Awards.    The administrator may from time to time grant performance awards in the form of performance shares or performance units. Performance shares are units valued by reference to a designated number of shares of common stock. Performance units are units valued by reference to a designated amount of property other than shares of common stock. Performance shares and performance units may be payable upon the attainment of performance criteria and other terms and conditions as established by the administrator. Performance awards may be payable in stock, cash or other property, or a combination thereof.

Other Stock-Based or Cash-Based Awards.    The administrator may from time to time grant other incentives denominated in shares of common stock or in cash, which may be payable in shares of common stock or cash, subject to the terms of the 2017 Plan and any other terms and conditions determined by the administrator.

Non-Employee Directors.    The 2018 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2018 Plan. The 2018 Plan provides that in any given calendar year, a non-employee director will not be granted equity awards or cash compensation that exceeds in the aggregate $750,000, with the value for equity awards based on their grant date fair value determined according to applicable financial accounting standards. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under the 2018 Plan in the future.

Change in Control.    In the event of a change in control as described in the 2018 Plan, the acquiring or successor entity or parent thereof may continue or assume awards outstanding under the 2018 Plan or substitute equivalent awards. Unless provided otherwise in the instrument evidencing an award or in a written employment, services or other agreement between a participant and the Company, any awards that are not so continued, assumed, or substituted (or that are not exercised or settled prior to the change in control) will terminate upon the effective time of the change in control. Time-vested awards that will terminate will become fully vested and exercisable or payable immediately before the effective time of the change in control, and the holders of the awards will be permitted, immediately before the change in control, to exercise or convert all portions of such awards. Performance-vested awards will be prorated at target and paid in accordance with the payout schedule for the award. The administrator may in its discretion instead provide that a participant’s outstanding awards will terminate in exchange for a cash payment.

Transferability.    Except as otherwise permitted by the administrator, awards are not transferable otherwise than by will or the laws of descent and distribution and may only be exercised during the lifetime of the grantee or, if the grantee is under a legal disability, by the grantee’s guardian or legal representative.

Amendment and Termination.    Our Board of Directors or Compensation and Leadership Development Committee will be permitted to terminate or amend the 2018 Plan or any portion thereof at any time, but in such event, outstanding awards generally will remain outstanding in accordance with their terms and conditions. Unless the 2018 Plan is sooner terminated by our Board of Directors or Compensation and Leadership Development Committee, no awards may be granted under the 2018 Plan after the day immediately preceding the tenth anniversary of the earlier of the date the 2018 Plan was adopted by our Board of Directors and the date the 2018 Plan was approved by our shareholders.

2018 Employee Stock Purchase Plan

Our Board of Directors adopted our 2018 Employee Stock Purchase Plan, or the ESPP, in April 2018, and our shareholders approved the ESPP in May 2018. The ESPP will become effective on the date of this prospectus. The purposes of the ESPP are to provide our employees with an opportunity to acquire an equity ownership in us and to encourage employees to remain in our employ. The ESPP has two portions, one portion for U.S. employees and another portion for international employees. The portion of the ESPP for U.S. employees is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, although we make no representation of such status or undertaking to maintain such status.

Authorized Shares.    The ESPP will initially authorize the issuance of 1.5% of the total number of shares of common stock outstanding as of the effective date of this offering, up to 1,500,000 shares. This reserve will automatically increase on January 1st of each calendar year beginning in 2019 through 2028, by an amount equal to the least of (1) 1,000,000 shares, (2) 1% of the aggregate number of shares of common stock outstanding on December 31st of the immediately preceding calendar year, or (3) a lesser number of shares of common stock as determined by the administrator.

Certain Adjustments.    The number of shares of common stock that may be granted under the ESPP and the number of shares that may be issued with respect to any purchase period, as well as the purchase price per share of common stock and the number of shares of common stock covered by each purchase right, will be proportionately adjusted as a result of any increase or decrease in the number of shares of common stock resulting from a stock split, reverse stock split, stock dividend, or similar capitalization event.

Administration.    The ESPP will be administered by our Board of Directors, the Compensation and Leadership Development Committee, or any other committee appointed by our Board of Directors or the Compensation and Leadership Development Committee to administer the ESPP. The administrator will have the authority to delegate duties to our officers, directors, or employees as it deems advisable. References to the “committee” below in this subsection are, as applicable, to our Board of Directors, the Compensation and Leadership Development Committee or other committee or individual authorized to administer the ESPP or take certain actions thereunder, to the extent permitted by the ESPP.

The committee will have the full and exclusive discretionary authority to construe and interpret the ESPP and the rights granted under it, to establish rules for the administration of the ESPP, to designate from time to time which of our subsidiaries will be eligible to participate in the ESPP.

Eligibility.    Generally, all of our employees who are employed by us or a participating subsidiary for at least 20 hours per week will be eligible to participate in the ESPP. However, an employee may not participate in the ESPP if, immediately after the grant of a right to purchase shares of our common stock under the ESPP, the employee would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock.

Purchase of Shares of Common Stock.    Eligible employees generally will be able to elect to have a portion of their compensation withheld each pay period to purchase shares of our common stock at the end of pre-established offering periods, each of which is called a purchase date. The first offering period under the ESPP is anticipated to begin on the first trading day of our common stock and end on January 31, 2019, subject to the closing of this offering. Following commencement of the first offering period, six-month offering periods will begin on each August 1st and February 1st, unless the committee determines otherwise for a future offering period. On each purchase date, amounts withheld from an employee’s compensation during the applicable offering period will be used to purchase whole shares of our common stock. Unless the committee establishes higher percentages, the purchase price for a share of common stock will be the lesser of (1) 85% of the fair market value of a share of common stock on the first day of the offering period and (2) 85% of the fair market value of a share of common stock on the purchase date for such offering period. Fair market value generally means the closing price of our common stock on the applicable day, except that for the first offering period, fair market value means the initial public offering price of our common stock in this offering. The Code limits the aggregate fair market value of common stock (determined as of the beginning of an offering period) that an employee may purchase under the ESPP during any calendar year to $25,000. In addition, unless the committee establishes otherwise for a purchase period, a participant may purchase a maximum of 2,500 shares of our common stock during a single purchase period.

An employee’s participation in the ESPP will end automatically upon the employee’s termination of employment with us for any reason and all accumulated payroll deductions that have not been used to purchase shares will be returned to the individual. A participant may withdraw from the ESPP during a purchase period and any amounts withheld during the purchase period will be returned to the employee. In such event, the employee will not be eligible to resume withholding of compensation for the purchase of shares of common stock until the following offering period.

Effect of Certain Corporate Events.    In the event of certain corporate transactions, such as a dissolution, liquidation, merger, consolidation, sale of all or substantially all our outstanding securities, or sale, lease, or other transfer of all or substantially all our assets, or similar transaction, the committee may make such adjustment as it deems appropriate in the number, class of or price of shares of common stock available for purchase under the ESPP and in the number of shares of common stock that an employee is eligible to purchase and any other adjustments it deems appropriate. In the event of such transaction, the committee may elect to have options under the ESPP assumed or substituted by a successor entity, set an earlier purchase date, terminate all outstanding options either prior to their expiration or upon completion of the then-current purchase period, or take such other action deemed appropriate by the committee.

Amendment and Termination.    Our Board of Directors or the Compensation and Leadership Development Committee may amend the ESPP at any time, provided that such amendment does not cause rights issued under the ESPP to fail to meet the requirements of Section 423 of the Code.

Moreover, any amendment for which shareholder approval is required under Section 423 of the Code or by any securities exchange on which the shares are traded must be submitted to shareholders for approval. Our Board of Directors or the Compensation and Leadership Development Committee may suspend or terminate the ESPP at any time. Unless sooner terminated by our Board of Directors or the Compensation and Leadership Development Committee, the ESPP will terminate on the tenth anniversary of the date our Board of Directors adopted the ESPP.

2006 Equity Incentive Plan

Our Board of Directors adopted our 2006 Equity Incentive Plan, or the 2006 Plan, in March 2006 and our shareholders approved the 2006 Plan in June 2006. The 2006 Plan permits the grant of awards to our employees, directors, and other individuals providing bona fide services to us and our affiliates. The 2006 Plan will be terminated in connection with this offering and, accordingly, no shares of our common stock will be available for issuance under the 2006 Plan following the closing of this offering. The 2006 Plan will continue to govern outstanding awards granted thereunder. As of March 31, 2018, 12,773,147 shares of common stock were reserved for issuance under the 2006 Plan, of which 11,188,323 shares of common stock are covered by options outstanding under the 2006 Plan and 1,584,824 shares of common stock remained available for future issuance.

Certain Adjustments.    In the event of certain changes in our capitalization, the exercise prices of options and the number of shares subject to awards will be appropriately adjusted.

Administration.    Our Board of Directors and Compensation and Leadership Development Committee currently administer the 2006 Plan. Subject to the provisions of the 2006 Plan, the administrator has the power to determine the eligible persons to whom and the times at which awards are granted, the types and sizes of awards granted, and the provisions of each award granted. The administrator has the power to construe and interpret the 2006 Plan and awards granted under it and, subject to the terms of the 2006 Plan, to generally exercise such powers and perform such acts as the administrator deems necessary or expedient to promote our best interests.

Types of Awards.    The 2006 Plan permits the grant of ISOs, NSOs, stock bonuses, and rights to acquire restricted stock. Stock options granted under the 2006 Plan generally vest over four years, with 25% vesting after one year and the remainder vesting in equal monthly installments thereafter, subject to a holder’s continuous service with us through each vesting date. The exercise price per share of options granted under the 2006 Plan must not be less than 100% of the fair market value per share of our common stock on the date of grant. Permitted methods of payment of the exercise price of an option include cash, a broker-assisted cashless exercise, or exchange of shares, subject to the terms of the stock option grant notice evidencing an option. After a holder’s termination of service, the holder generally may exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to death, the vested portion of the option generally will remain exercisable until 18 months following the date of such termination, and in the event of termination by disability, until the one-year anniversary of such termination. However, in no event may an option be exercised after the expiration of its term.

Asset Sale, Merger, Consolidation, or Reverse Merger.    In the event of (1) a sale, lease, or other disposition of all or substantially all our assets, (2) a merger or consolidation in which we are not the surviving corporation, or (3) a reverse merger in which we are the surviving corporation but shares of our common stock outstanding immediately prior to such merger are converted into other property, vesting of outstanding awards will be accelerated by an amount of time equal to the vesting period that has elapsed prior to such transaction, whether or not such options are assumed or substituted in the transaction. If the surviving or acquiring corporation does not assume such awards, they will terminate at or prior to the transaction.

Transferability.    Except as otherwise permitted by the administrator or in the applicable award agreement, awards are not transferable otherwise than by will or the laws of descent and distribution and options may be exercised only by the grantee during the lifetime of the grantee.

Amendment or Termination.    Our Board of Directors may amend the 2006 Plan at any time, provided that shareholder approval must be obtained of such amendment to the extent required under the 2006 Plan and provided further that any such action may not, without the written consent of a participant, impair any of the participant’s rights under any award previously granted.

Taxcient 2005 Stock Option Plan

In connection with our acquisition of Taxcient in January 2010, we assumed all outstanding options granted under the Taxcient (f/k/a vAudit Group, Inc.) 2005 Stock Option Plan, or the Taxcient Plan, and converted them into options to purchase shares of our common stock. The Taxcient Plan was terminated in 2010 with respect to the granting of new awards but continues to govern the terms of options we assumed in the acquisition.

Our Board of Directors currently administers the Taxcient Plan. In the event of certain changes in our capitalization, the exercise prices of and the number of shares subject to options will be proportionately adjusted, subject to any required shareholder action. In the event of (1) a sale or exchange of all or substantially all of our assets, (2) a merger or consolidation in which we are not the surviving corporation, (3) a merger, reorganization, or consolidation in which we are the surviving corporation and our shareholders exchange their stock for securities or property, or (4) our liquidation or completion of a similar transaction, as determined by our Board of Directors, options granted under the Taxcient Plan may be exercised during the 30-day period prior to such transaction and will terminate to the extent not exercised immediately prior to the transaction, unless the options are assumed by the successor corporation. A participant may not transfer options outstanding under the Taxcient Plan other than by will or the laws of intestate succession.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. We have the ability to make discretionary contributions to the 401(k) plan, and for 2017 expect to make in July 2018 a discretionary matching contribution to each eligible employee’s 401(k) plan account of an amount equal to 50% of the first 2% of eligible compensation deferred by the employee in 2017. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitation on Liability; Indemnification of Directors and Officers

Upon the closing of this offering, our Articles and our Bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the Washington Business Corporation Act, including instances in which indemnification is otherwise discretionary under the law. Our Bylaws will provide that we will indemnify our directors and officers against liability incurred as a result of their performance of services requested by us, and will advance to them reasonable expenses toward the defense of any such proceeding brought against them, except in any case in which liability results from:

•	acts or omissions adjudged to have involved intentional misconduct, a knowing violation of law, or an unlawful distribution; or

•	any transaction in which the director or officer is adjudged to have personally received a benefit in money, property, or services to which he or she is not legally entitled.

Our Articles will limit our directors’ liability to us and our shareholders for monetary damages incurred in their capacity as a director to liability resulting from the same acts or omissions or transactions described above.

Our Bylaws will provide that we may purchase and maintain liability insurance on behalf of our directors, officers, employees, and agents. We currently maintain a liability insurance policy pursuant to which our directors and officers may be indemnified against liability incurred as a result of serving in their capacities as directors and officers, subject to certain exclusions.

In addition to the indemnification required by our Articles and our Bylaws, we have entered into indemnification agreements with each of our current directors and officers, and certain of our employees. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these provisions of our Articles and Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors, officers, and employees.

The limitation of liability and indemnification provisions in our Articles and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements for our directors and named executive officers, which are described in the sections of this prospectus titled “Management” and “Executive Compensation,” below we describe transactions since January 1, 2015 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series D-1 Preferred Stock Financing

In January 2015, we sold an aggregate of 6,698,370 shares of Series D-1 preferred stock to accredited investors at a purchase price of $6.32 per share pursuant to a stock purchase agreement, for an aggregate purchase price of $42.3 million. The following table summarizes purchases of shares of Series D-1 preferred stock by our directors, executive officers, and holders of more than 5% of our capital stock:

Purchaser	Shares of Series D-1 Preferred Stock Purchased	Aggregate Purchase Price
Entities associated with Warburg Pincus(1)	2,373,417	$14,999,995
Marion Foote	120,000	758,400
Gary Waterman	79,113	499,994

(1)	Includes 2,254,746 shares purchased by WPXI Finance, LP and 118,671 shares purchased by Warburg Pincus XI Partners, L.P. Justin L. Sadrian, a member of our Board of Directors, is a Managing Director of Warburg Pincus. Entities associated with Warburg Pincus holding our securities are aggregated for purposes of reporting share ownership information.

Series D-2 Preferred Stock Financing

In September 2016, we sold an aggregate of 14,244,640 shares of Series D-2 preferred stock to accredited investors at a purchase price of $6.75 per share pursuant to a stock purchase agreement, for an aggregate purchase price of $96.2 million. The following table summarizes purchases of shares of Series D-2 preferred stock by our directors, executive officers, and holders of more than 5% of our capital stock:

Purchaser	Shares of Series D-2 Preferred Stock Purchased	Aggregate Purchase Price
Entities associated with Warburg Pincus(1)	6,803,169	$45,921,391
Entities associated with Sageview(2)	5,185,185	34,999,999
Gary Waterman	148,148	999,999
Pioneer Venture Partners LLC(3)	120,000	810,000

(1)	Includes 6,463,011 shares purchased by WPXI Finance, LP and 340,158 shares purchased by Warburg Pincus XI Partners, L.P. Justin Sadrian, a member of our Board of Directors, is a Managing Director of Warburg Pincus. Entities associated with Warburg Pincus holding our securities are aggregated for purposes of reporting share ownership information.
(2)	Includes 1,870,370 shares purchased by Sageview Avalara Partners, LP and 3,314,815 shares purchased by Sageview Avalara Partners I, L.P. Edward Gilhuly, a member of our Board of Directors, is a managing partner at Sageview. Entities associated with Sageview holding our securities are aggregated for purposes of reporting share ownership information.
(3)	Benjamin Goux, a member of our Board of Directors, is the Chief Financial Officer of Pioneer Venture Partners LLC.

Other Transactions

In November 2015, January and April 2016, and October 2017, entities affiliated with Warburg Pincus, which beneficially owns more than 5% of our capital stock, purchased an aggregate of 1,460,318 shares of our common stock from certain existing shareholders at purchase prices ranging from $11.20 to $15.06 per share for an aggregate purchase price of $19.0 million. The selling shareholders included Scott McFarlane, our President and Chief Executive Officer and Chairman of our Board; Benjamin Goux, one of our directors, and David E. Rostov, our former Chief Financial Officer, who sold 305,609, 10,000, and 267,708 shares of common stock, respectively, for aggregate purchase prices of $4.5 million, $0.1 million, and $3.4 million, respectively. We were party to the stock purchase agreements solely for the purpose of waiving our rights of first refusal and other applicable restrictions with respect to the transfer of the shares, and we agreed to indemnify Warburg Pincus with respect to certain matters.

In connection with the sale of Series D-1 preferred stock, in January 2015, we repurchased an aggregate of 839,647 shares of common stock and 4,192,772 shares of preferred stock from certain of our shareholders at a purchase price of $11.72 per share of common stock and a purchase price of $6.15 per share of preferred stock for an aggregate purchase price of $35.6 million. The following table summarizes the January 2015 repurchases of shares of common stock held by our directors, executive officers, and holders of more than 5% of our capital stock:

Shareholder	Shares of Common Stock Repurchased	Aggregate Purchase Price
Kevin P. Riegelsberger(1)	262,500	$3,076,500
Pascal Van Dooren	61,000	714,920
Scott McFarlane	60,111	704,501
David E. Rostov(2)	50,000	586,000
Benjamin Goux	17,500	205,100

(1)	Kevin P. Riegelsberger was our Chief Strategic Initiatives and Operations Officer at the time of the January 2015 repurchase.
(2)	David E. Rostov was our Chief Financial Officer at the time of the January 2015 repurchase, but has since left Avalara.

In February 2015, we repurchased an aggregate of 40,000 shares of common stock from Mr. Van Dooren, at a purchase price of $11.72 per share for an aggregate purchase price of $468,800.

In connection with the sale of Series D-2 preferred stock, in September 2016, we repurchased an aggregate of 1,518,555 shares of common stock and 3,989,712 shares of preferred stock from certain of our shareholders at a purchase price of $12.92 per share of common stock and a purchase price of $6.655 per share of preferred stock for an aggregate purchase price of $46.2 million. The following table summarizes the September 2016 repurchases of shares of common stock held by our directors, executive officers, and holders of more than 5% of our capital stock:

Shareholder	Shares of Common Stock Repurchased	Aggregate Purchase Price
Scott McFarlane	165,000	$2,131,800
Kevin Riegelsberger(1)	116,391	1,503,772
Jared Vogt	75,000	969,000
Pascal Van Dooren	34,081	440,327

(1)	Kevin Riegelsberger was our Chief Strategic Initiatives and Operations Officer at the time of the September 2016 repurchase.

In February 2018, Scott McFarlane, our President and Chief Executive Officer and Chairman of our Board, sold 30,000 shares of our common stock to Tami Reller, one of our directors, at a purchase price of $16.60 per share for an aggregate purchase price of $0.5 million. We were party to the stock purchase agreement solely for the purpose of waiving our rights of first refusal and other applicable restrictions with respect to the transfer of the shares.

Investors’ Rights Agreement

In September 2016, we entered into an Amended and Restated Investors’ Rights Agreement, or the Rights Agreement, with the holders of our outstanding preferred stock and certain holders of our outstanding common stock, including certain of our directors, executive officers, and persons then holding at least five percent of our capital stock, as follows: Scott McFarlane, Marion Foote, Jared Vogt, Gary Waterman, entities affiliated with Battery Ventures IX, L.P. (with which Chelsea Stoner is associated), Sageview Capital Master, L.P (with which Edward Gilhuly is associated), Pioneer Venture Partners LLC (with which Benjamin Goux is associated), and entities affiliated with Warburg Pincus Private Equity XI, L.P. (with which Justin Sadrian is associated). As of March 31, 2018, the holders of                      shares of the common stock, including shares of common stock issuable upon the conversion of our preferred stock and shares of common stock issuable upon the net exercise of warrants that will terminate if not exercised in connection with this offering, were entitled to rights with respect to the registration of their shares following the closing of this offering. For a more detailed description of these registration rights, see the section of this prospectus titled “Description of Capital Stock—Registration Rights.” In addition, the Rights Agreement gives certain shareholders that are parties thereto the right to participate in new issuances of equity securities by us, subject to certain exceptions, which rights will terminate immediately before the closing of this offering.

Voting Agreement

In September 2016, we entered into the Voting Agreement with the holders of our outstanding preferred stock and certain holders of our outstanding common stock, including certain of our directors, executive officers, and persons then holding at least five percent of our capital stock, as follows: Scott McFarlane, Marion Foote, Jared Vogt, Gary Waterman, entities affiliated with Battery Ventures IX, L.P. (with which Chelsea Stoner is associated), Sageview Capital Master, L.P (with which Edward Gilhuly is associated), Pioneer Venture Partners LLC (with which Benjamin Goux is associated), and entities affiliated with Warburg Pincus Private Equity XI, L.P. (with which Justin Sadrian is associated). Under the Voting Agreement, our shareholders that are party to the Voting Agreement agreed to vote their shares to elect to our Board of Directors: (1) one director designated by The Benaroya Company, L.L.C. (Rajeev Singh); (2) one director designated by Pioneer Venture Partners LLC (currently Benjamin Goux); (3) one director designated by Sageview Capital Master, L.P. (currently Edward Gilhuly); (4) one director designated by Battery Ventures IX, L.P. (currently Chelsea Stoner); (5) one director designated by Warburg Pincus Private Equity XI, L.P. (currently Justin Sadrian); (6) one director designated by the holders of a majority in interest of the shares of our common stock held by certain of our key shareholders (currently Jared Vogt); (7) the person serving as our Chief Executive Officer (currently Scott McFarlane); and (8) three directors mutually acceptable to (a) the holders of a majority in interest of the shares of our common stock held by certain of our key shareholders that are currently providing services to us as officers, employees, or consultants and (b) the holders of a majority in interest of the shares of our capital stock held by our investors that are party to the Voting Agreement (currently Gary Waterman, Marion Foote, and Tami Reller).

The director designated by Sageview Capital Master, L.P. and the director designated by Warburg Pincus Private Equity XI, L.P. shall have the right, but not the obligation, to be appointed to each and every currently existing committee of our Board of Directors, as well as any committees our

Board of Directors may create in the future, subject to applicable law and the requirements of any national securities exchange in which our capital stock is listed. The Voting Agreement will terminate upon the closing of this offering, and none of our shareholders will have any special rights regarding the election or designation of members of our Board of Directors, except for the committee appointment rights described in the prior sentence and as provided in the following two sentences. From the date we close this offering, and for as long as Warburg Pincus and its affiliates continue to own beneficially at least 750,000 voting securities, we have agreed to nominate and use all reasonable efforts to have one individual designated by Warburg Pincus elected to our Board of Directors. Following this offering, for as long as Warburg Pincus is entitled to appoint a person to our Board of Directors, our Board of Directors (or a committee thereof consisting of non-employee directors) shall, if requested by Warburg Pincus, and to the extent then permitted under applicable law, use reasonable efforts to cause any acquisition from us of securities or disposition of securities to us to be exempt under Rule 16b-3 under the Exchange Act.

Indemnification of Directors and Officers

Our Articles and Bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Washington Business Corporation Act, including instances in which indemnification is otherwise discretionary under the law. We have entered into indemnification agreements with each of our directors and executive officers. We also maintain directors’ and officers’ liability insurance. For further information, see the section of this prospectus titled “Executive Compensation—Limitation on Liability; Indemnification of Directors and Officers.”

Policies and Procedures for Related Person Transactions

Our Audit Committee must review and approve any related person transactions. Pursuant to our written related person transactions policy to be effective upon the closing of this offering, all related persons are required to report to our Audit Committee any related person transaction prior to its completion. For purposes of this policy, a related person transaction means any transaction between us and a related person in which the aggregate amount involved exceeds $120,000 and in which a related person had, has, or will have a direct or indirect material interest. For purposes of this policy, a related person is a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed fiscal year, and his or her immediate family members.

PRINCIPAL SHAREHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of March 31, 2018, as adjusted to reflect the shares of common stock to be issued and sold by us in this offering, for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2018, or the measurement date. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock prior to this offering on 57,152,436 shares of our common stock outstanding as of the measurement date, which includes 50,888,014 shares of common stock resulting from the conversion of all outstanding shares of our preferred stock immediately prior to the closing of this offering. Percentage ownership of our common stock after this offering assumes our sale of                  shares of common stock in this offering and the issuance of                  shares of common stock upon the net exercise of warrants outstanding as of March 31, 2018, but no other transactions in our securities after the measurement date.

Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Avalara, Inc., 255 South King Street, Suite 1800, Seattle, Washington 98104.

	Number of Shares Beneficially Owned Prior to and After this Offering	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Prior to the Offering	After the Offering
Named Executive Officers and Directors:
Scott McFarlane(1)	2,240,081	3.8%
William Ingram(2)	355,309	*
Pascal Van Dooren(3)	333,445	*
Marion Foote(4)	530,812	*
Edward Gilhuly(5)	15,486,865	27.1%
Benjamin Goux(6)	93,105	*
Tami Reller(7)	80,000	*
Justin Sadrian(8)(9)	13,999,989	24.5%
Rajeev Singh(10)	20,000	*
Chelsea Stoner(11)	60,000	*
Jared Vogt(12)	1,277,185	2.2%
Gary Waterman(13)	1,436,344	2.5%
All executive officers and directors as a group (13 persons)(5)(9)(14)	36,148,933	60.6%
5% Shareholders:
Entities associated with Battery(15)	5,685,744	9.9%
Entities associated with Sageview(5)	15,486,865	27.1%
Entities associated with Warburg Pincus(9)	13,959,989	24.4%

*	Less than 1%.
(1)	Includes 1,444,511 shares and 1,416 shares issuable upon the exercise of options within 60 days of the measurement date held by Mr. McFarlane and by a member of Mr. McFarlane’s family, respectively, and a total of 96,666 shares held by members of Mr. McFarlane’s family. Mr. McFarlane disclaims beneficial ownership of all shares held by his family members.
(2)	Includes 354,995 shares issuable upon the exercise of options within 60 days of the measurement date.
(3)	Includes 333,445 shares issuable upon the exercise of options within 60 days of the measurement date.
(4)	Includes 60,000 shares issuable upon the exercise of warrants within 60 days of the measurement date.
(5)	Includes 12,819,273 shares held by Sageview Capital Master, L.P., or SCM, 1,657,407 shares held by Sageview Avalara Partners I, L.P., or SCAI, 935,185 shares held by Sageview Avalara Partners, L.P., or SCA, and 15,000 shares held by Sageview Capital LP, or SC, and 60,000 shares issuable upon the exercise of warrants within 60 days of the measurement date held by SC. The warrants were issued to Mr. Gilhuly for his board service. Pursuant to the terms of Mr. Gilhuly’s arrangement with SC and related entities, the warrants were transferred to SC. SC is investment adviser to SCM. Mr. Gilhuly and Scott M. Stuart are co-presidents of Sageview Capital MGP, LLC, which ultimately controls the general partner of SCM, SCAI, and SCA and in such capacity may be deemed to have shared voting and dispositive power over the shares held by SCM, SCAI, and SCA. Messrs. Gilhuly and Stuart are co-presidents of Sageview Management LLC, which ultimately controls the general partner of SC, and in such capacity may be deemed to have shared voting and dispositive power over the warrants held by SC. The address of the Sageview funds is 55 Railroad Avenue, First Floor, Greenwich, Connecticut 06830.
(6)	Includes 70,000 shares issuable upon the exercise of warrants within 60 days of the measurement date and 4,500 shares held by Mr. Goux as custodian for his children. Does not include 1,571,283 shares held by Pioneer Venture Partners LLC, or Pioneer. Mr. Goux is the Chief Financial Officer of and has an economic membership interest in Pioneer, but is not a managing member of Pioneer and does not have voting or dispositive power of the shares held by Pioneer.
(7)	Includes 50,000 shares issuable upon the exercise of warrants within 60 days of the measurement date.
(8)	Includes 40,000 shares issuable upon the exercise of warrants within 60 days of the measurement date.
(9)

Includes 13,262,002 shares held by Warburg Pincus Private Equity XI, L.P., or WPXI, which holds such shares through its subsidiary, WPXI Finance, LP, or WPXIF, and 697,987 shares held by Warburg Pincus XI Partners, L.P., or WPXI Partners, and together with WPXI, the WPXI Funds. WPXI GP, L.P., or WPXI GP, is the managing general partner of WPXIF. WPXI is the general partner of WPXI GP. Warburg Pincus XI, L.P., or WP XI GP, is the general partner of each of WPXI and WPXI Partners. WP Global LLC, or WP Global, is the general partner of WP XI GP. Warburg Pincus Partners II, L.P., or WPP II, is the managing member of WP Global. Warburg Pincus Partners GP LLC, or WPP GP LLC, is the general partner of WPP II. Warburg Pincus & Co., or WP, is the managing member of WPP GP LLC. Warburg Pincus LLC, or WP LLC, is the manager of the WPXI Funds. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the WPXI Funds entities. The business address of the Warburg Pincus entities is c/o 450 Lexington Avenue, New York, New York 10017. Mr. Sadrian, a director of the Company, is a Partner of WP and a Member and Managing Director of WP LLC. All shares indicated as owned by Mr. Sadrian are included because of his affiliation with the above-referenced Warburg Pincus entities. Mr. Sadrian disclaims beneficial ownership of all shares held by the Warburg Pincus entities.
(10)	Includes 20,000 shares issuable upon the exercise of warrants within 60 days of the measurement date.
(11)	Includes 60,000 shares issuable upon the exercise of warrants within 60 days of the measurement date.
(12)	Includes 162,500 shares issuable upon the exercise of options in each case within 60 days of the measurement date. Also includes 8,351 shares held by a family living trust for which Mr. Vogt is a co-trustee. Does not include 8,351 shares held by a custodian on behalf of a child of Mr. Vogt.
(13)	Includes 60,000 shares issuable upon the exercise of warrants within 60 days of the measurement date.
(14)	Includes 2,531,750 shares issuable upon the exercise of options and 420,000 shares issuable upon the exercise of warrants, in each case within 60 days of the measurement date. Also includes 1,416 shares issuable upon the exercise of options within 60 days of the measurement date held by a member of Mr. McFarlane’s family, a total of 96,666 shares held by members of Mr. McFarlane’s family, 4,500 shares held by Mr. Goux as custodian for his children, and 8,351 shares held by a family living trust for which Mr. Vogt is a co-trustee.
(15)	Includes 5,629,457 shares held by Battery Ventures IX, L.P., or BVIX, and 56,287 shares held by Battery Investment Partners IX, LLC, or BIPIX. The sole general partner of BVIX is Battery Partners IX, LLC, or BPIX. The sole managing member of BIPIX is BPIX. BPIX’s investment adviser is Battery Management Corp., or together with BPIX, the Battery Companies. The managing members and officers of the Battery Companies who share voting and dispositive power with respect to such shares are Neeraj Agrawal, Michael Brown, Thomas J. Crotty, Jesse Feldman, Richard D. Frisbie, Kenneth P. Lawler, Roger H. Lee, R. David Tabors, and Scott R. Tobin. The address of each of these entities is One Marina Park Drive, Suite 1100, Boston, Massachusetts 02210.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain terms of our capital stock, as they are expected to be in effect upon the closing of this offering. This summary does not purport to be complete and is qualified by reference to the provisions of our Articles, Bylaws, and Rights Agreement, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Washington law.

Immediately following the closing of this offering, our authorized capital stock will consist of 600,000,000 shares of common stock, $0.0001 par value per share, and 20,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

Assuming (1) the conversion of all outstanding shares of our preferred stock on a 2-to-1 basis into 50,888,014 shares of our common stock immediately prior to the closing of this offering, as of March 31, 2018, and (2) the issuance of              shares of our common stock upon the net exercise of warrants that will terminate if not exercised in connection with this offering, there were                  shares of our common stock outstanding, held by 390 shareholders of record, and no shares of our preferred stock outstanding as of March 31, 2018. Our Board of Directors is authorized to issue additional shares of our capital stock without shareholder approval. As of March 31, 2018, we also had outstanding options to acquire 11,213,733 shares of our common stock held by employees, directors, and consultants, with a weighted average exercise price of $10.99 per share.

Common Stock

Dividend Rights

Subject to the prior or preferential rights of holders of our preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future. See the section of this prospectus titled “Dividend Policy” for additional information.

Voting Rights

Each share of our common stock entitles its holder to one vote on all matters voted on by the shareholders, including the election of directors. We have not provided for cumulative voting for the election of directors in our Articles. Our Articles establish a classified Board of Directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election at each annual meeting of shareholders, with the directors in other classes continuing for the remainder of their three-year terms.

Right to Receive Liquidation Distributions

Subject to the prior or preferential rights of holders of our preferred stock outstanding at the time, in the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders.

Rights and Preferences

Holders of our common stock have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

As of March 31, 2018, there were 101,776,205 shares of our preferred stock outstanding held by 126 shareholders of record. Subject to compliance with our amended and restated articles of incorporation as in effect prior to this offering, all outstanding shares of our preferred stock will convert on a 2-to-1 basis into shares of our common stock immediately prior to the closing of this offering, pursuant to either (A) the conversion of such shares based on the size of this offering or (B) the written consent by the holders of a majority of the then-outstanding shares of our preferred stock, voting together as a single class, provided, that (1) the conversion of the Series B and Series B-1 preferred stock shall require the written consent or agreement of the holders of a majority of the then-outstanding shares of Series B and Series B-1 preferred stock, voting together as a single class, which majority shall include the approval of Sageview Capital Master, L.P. if Sageview holds at least 9,090,909 shares of Series B-1 Preferred Stock; (2) the conversion of the Series C and Series C-1 preferred stock shall require the written consent or agreement of the holders of a majority of the then-outstanding shares of Series C and Series C-1 preferred stock, voting together as a single class; (3) the conversion of the Series D-1 preferred stock shall require the written consent or agreement of the holders of a majority of the then-outstanding shares of Series D-1 preferred stock, voting together as a separate class; and (4) the conversion of the Series D-2 preferred stock shall require the written consent or agreement of the holders of a majority of the then-outstanding shares of Series D-2 preferred stock, voting together as a separate class.

Upon the closing of this offering, our Board of Directors will have the authority, without further action by our shareholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock by us could have the effect of delaying, deferring, or preventing a change in control of our company or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options

As of March 31, 2018, there were 11,213,733 shares of our common stock issuable upon exercise of outstanding stock options pursuant to the 2006 Plan and the Taxcient Plan with a weighted average exercise price of $10.99 per share.

Warrants

As of March 31, 2018, there were 570,000 shares of our common stock issuable upon the exercise of warrants with a weighted average exercise price of $10.15 per share. These warrants will be automatically net exercised in connection with this offering if not previously exercised.

Registration Rights

Immediately upon the closing of this offering, the holders of an aggregate of                      shares of our common stock, including shares of common stock issuable upon the conversion of our preferred stock and shares of common stock issuable upon the net exercise of warrants that will terminate if not exercised in connection with this offering, or their permitted transferees, will be entitled to rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders. We refer to these shares as “registrable securities.” These rights are provided under the terms of the Rights Agreement and include demand registration rights, short form registration rights and piggyback registration rights.

These registration rights will terminate:

•	the later of five years following the closing of this offering and September 12, 2024;

•	with respect to any holder of registrable securities holding, together with its affiliates, less than 1% of our outstanding capital stock following this offering, when such holder is able to sell all of its registrable securities during a three-month period without registration in compliance with Rule 144 of the Securities Act (assuming for this purpose that any holder of at least 250,000 shares of registrable securities as of September 12, 2016 is an “affiliate” within the meaning of Rule 144); or

•	upon (1) a sale, lease, transfer, or other disposition of all or substantially all of our assets taken as a whole, or (2) the acquisition of shares of our capital stock representing a majority of our combined ordinary voting power by any person or entity, or any “group” as defined in Regulation 13D under the Exchange Act, by means of any transaction or series of related transactions, including, without limitation, any reorganization, merger or consolidation, but excluding (a) any bona fide financing transaction, the proceeds of which are not intended to be used by us to purchase, redeem, or otherwise acquire for value any of our capital stock or other equity securities, or (b) any reorganization, merger, or consolidation involving us or one of our subsidiaries in which the shares of our capital stock outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for, shares of capital stock that continue to represent, immediately following such transaction, a majority of the combined ordinary voting power of the outstanding capital stock of the surviving or resulting corporation, or if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such transaction, of the parent corporation of the surviving or resulting corporation.

We will pay the registration expenses (other than underwriting discounts, selling commissions, and stock transfer taxes) in connection with the registrations described below, including the reasonable fees and disbursements of one counsel for participating holders of registrable securities. In an underwritten offering, the underwriters have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations. In connection with the closing of this offering, substantially all holders of registrable securities have agreed or will agree not to sell or otherwise dispose (or are otherwise subject to contractual limitations that they will not sell or otherwise dispose) of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. For additional information, see the section of this prospectus titled “Shares Eligible for Future Sale—Lock-Up Agreements.”

Demand Registration Rights

At any time, either the holders of at least 25% of the then outstanding registrable securities or Warburg Pincus Private Equity XI, L.P. can request that we register the offer and sale of at least 25% of the then outstanding registrable securities (or a lesser percentage if the anticipated aggregate offering price of such shares, net of any underwriters’ discounts, selling commissions, stock transfer taxes, and certain selling holder legal fees, is greater than $15 million). We are not required to effect more than four demand registrations. If we determine that it would be materially detrimental to us and our shareholders to effect a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days, provided that we do not register any of our securities or those of any other shareholder during such 90-day period, other than with respect to a registration related to a company stock plan, a registration related to a corporate reorganization or transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. Additionally, we are not required to effect a demand registration during the period beginning with the date 60 days prior to our good faith estimate of the date of filing, and ending 180 days following the effectiveness of a registration statement relating to the initial public offering of our securities, provided that we are actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

Piggyback Registration Rights

After the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act in connection with the public offering of such securities, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to a company stock plan, a registration related to a corporate reorganization or transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration.

Form S-3 Registration Rights

The holders of our registrable securities may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3, so long as the sale of securities registered pursuant to such request would result in an aggregate price to the public (net of any underwriters’ discounts, selling commissions, stock transfer taxes, and certain selling holder legal fees) of at least $1.0 million. If we determine that it would be materially detrimental to us and our shareholders to effect a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days, provided that we do not register any of our securities or those of any other shareholder during such 90-day period, other than with respect to a registration related to a company stock plan, a registration related to a corporate reorganization, or transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered.

Anti-Takeover Provisions

Washington Anti-Takeover Law

Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a target corporation from engaging in specified “significant business transactions” with an “acquiring person.” This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage unsolicited attempts to acquire us. An “acquiring person” is generally defined as a person or group of persons that beneficially owns the voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation. The target corporation may not engage in “significant business transactions,” as defined in Chapter 23B.19, for a period of five years after the date of the transaction in which the person became an acquiring person, unless (1) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the share acquisition causing the person to become an “acquiring person,” or (2) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the votes entitled to be cast by the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition. “Significant business transactions” include, among other things:

•	a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	a termination of 5% or more of the employees of the target corporation employed in the State of Washington as a result of the acquiring person’s acquisition of 10% or more of the shares, whether at one time or over the five-year period following the share acquisition;

•	a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder; or

•	liquidating or dissolving the target corporation.

After the five-year period, a “significant business transaction” may occur, as long as it complies with “fair price” provisions specified in the statute or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.

Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Upon the closing of this offering, our Articles and Bylaws will include a number of provisions that may have the effect of deterring takeovers or delaying or preventing changes in control or changes in our management that a shareholder might deem to be in the shareholder’s best interest. These provisions include the following:

•	our Board of Directors may issue up to 20,000,000 shares of preferred stock, with any rights or preferences as it may designate;

•	our Articles and Bylaws provide (1) for the division of our Board of Directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders, (2) that a director may only be removed from the Board of Directors for cause by the affirmative vote of our shareholders, (3) that vacancies on our Board of Directors may be filled only by the Board of Directors, and (4) that only our Board of Directors may change the size of our Board of Directors, which provisions together generally make it more difficult for shareholders to replace a majority of our Board of Directors;

•	Washington law, our Articles, and Bylaws limit the ability of shareholders from acting by written consent by requiring unanimous written consent for shareholder action to be effective;

•	our Articles and Bylaws limit who may call a special meeting of shareholders to only our Board of Directors, chairperson of our Board of Directors, chief executive officer, or president;

•	our Bylaws provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide timely advance written notice to us in writing, and specify requirements as to the form and content of a shareholder’s notice, which may preclude shareholders from bringing matters before a meeting of shareholders or from making nominations for directors at a meeting of shareholders;

•	our Articles do not provide for cumulative voting for our directors, which may make it more difficult for shareholders owning less than a majority of our capital stock to elect any members to our Board of Directors; and

•	our Articles and Bylaws provide that shareholders can amend or repeal the Bylaws only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote generally in the election of directors, voting together as a single group.

Additionally, unless approved by a majority of our “continuing directors,” as that term is defined in our Articles, specified provisions of our Articles may not be amended or repealed without the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote on the action, voting together as a single group, including the following provisions:

•	those providing that shareholders can amend or repeal the Bylaws only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote generally in the election of directors, voting together as a single group;

•	those providing for the division of our Board of Directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders;

•	those providing that a director may only be removed from the Board of Directors for cause by the affirmative vote of our shareholders;

•	those providing that vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the directors then in office or by the sole remaining director;

•	those providing that only our Board of Directors may change the size of our Board of Directors;

•	those requiring the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote on the action, voting together as a single group, to amend or repeal specified provisions of our Articles; and

•	those that limit who may call a special meeting of shareholders to only our Board of Directors, chairperson of our Board of Directors, chief executive officer or president.

Transfer Agent and Register

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219 and its telephone number is (800) 937-5449. Our shares of common stock will be issued in uncertificated form only, subject to limited exceptions.

Listing

We intend to apply to list our common stock on the New York Stock Exchange, under the symbol “AVLR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise or settlement of options and warrants or the vesting of restricted stock units, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the closing of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2018, and assuming the issuance of                  shares of common stock upon the net exercise of warrants that will terminate if not exercised in connection with this offering, but assuming no other exercise or settlement of outstanding options or warrants, we will have an aggregate of                  shares of common stock outstanding. Of these outstanding shares, all shares of common stock to be sold in this offering, plus up to an additional                  shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates,” as that term is defined in Rule 144 of the Securities Act.

The remaining                  shares of our common stock outstanding after this offering are “restricted securities,” as such term is defined in Rule 144 under the Securities Act. These shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act, each of which is discussed below. Holders of substantially all of our equity securities have entered into lock-up agreements or other contractual limitations with the underwriters or with us under which they have agreed, subject to specific exceptions, not to sell any of our stock for a period of time following the date of this prospectus, as described below. Subject to these agreements, the provisions of our Rights Agreement described under section of this prospectus titled “Description of Capital Stock—Registration Rights,” the applicable conditions of Rule 144 or Rule 701, and our insider trading policy, these restricted securities will be eligible for sale in the public market from time to time beginning 181 days after the date of this prospectus.

Lock-Up Agreements

We and all of our directors, executive officers, and the holders of substantially all shares of our common stock have agreed that, without the prior written consent of the representatives of the underwriters, we and they will not sell or otherwise transfer shares of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions. As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for future sale until these agreements expire or the underwriters waive or release the shares of our common stock from these restrictions.

In addition, we have entered into agreements with substantially all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for resale in the United States only if they are registered for resale under the Securities Act or an exemption from registration, such as Rule 144, is available.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, and upon expiration of the lock-up agreements described above, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering assuming no exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell shares of our common stock under Rule 144 without complying with the holding period requirements of Rule 144. Most of our employees, executive officers, directors, or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of shares of our common stock are required to wait until 90 days after the date of this prospectus before selling their shares pursuant to Rule 701. However, substantially all of our shares of our common stock that may be resold under Rule 701 are subject to lock-up agreements as described in the section of this prospectus titled “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately                      shares of our common stock (which includes shares of common stock issuable upon the conversion of our preferred stock and shares of common stock issuable upon the net exercise of warrants that will terminate if not exercised in connection with this offering), or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For additional information, see the section of this prospectus titled “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our under our equity compensation plans and agreements. The registration statement on Form S-8 will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For additional information, see the section of this prospectus titled “Executive Compensation—Employee Benefit and Stock Plans.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR

NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with state, local, or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy, partnerships and other pass-through entities and investors in such pass-through entities, or entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning, and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or non-U.S. tax consequences or any U.S. federal tax consequences other than income and estate taxes.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If you are an individual, you may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Also, partnerships or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, U.S. Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific income tax treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described under the heading “Gain on Disposition of Our Common Stock,” below.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in (1) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific income tax treaty exemption applies, and corporate Non-U.S. Holders described in (1) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (2) above, you will be required to pay a flat 30% tax on the gain derived from the sale, or such reduced rate as is specified by an applicable income tax treaty, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). With respect to (3) above, in general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation; however, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to taxing authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations generally will be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply on dividends and, after December 31, 2018, the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. taxing authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply on dividends and, after December 31, 2018, the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. LAW, OR U.S. FEDERAL TAX LAW OTHER THAN INCOME AND ESTATE TAX LAW.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares of our common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Name	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
JMP Securities LLC
KeyBanc Capital Markets Inc.
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters will be committed to take and pay for all of the shares of our common stock being offered, if any are taken, other than the shares of our common stock covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional                  shares of our common stock from us. They may exercise this option for 30 days. If any shares of our common stock are purchased pursuant to this option, the underwriters will severally purchase shares of our common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and the total underwriting discount to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares of our common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of our common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers, directors, and holders of substantially all of our capital stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge (or are otherwise subject to contractual limitations that they will not otherwise transfer) any of our capital stock or securities convertible into or exchangeable for shares of our capital stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC.

See the section of this prospectus titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be negotiated between us and the representatives. Among the factors considered in determining the initial public offering price of the shares of our common stock, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “AVLR.”

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such shares that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares in the open market. In determining the source of shares of our common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of our common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of securities offered.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $        million, which includes up to $        of expenses payable to the underwriters for certain FINRA-related expenses.

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and for other companies with which we have entered or may enter into transactions, for which such underwriters or their affiliates received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of our shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our shares of our common stock to be offered so as to enable an investor to decide to purchase our shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (a) investment professionals falling within Article 19(5) of the Financial Services and Markets

Act 2000 (Financial Promotion) Order 2005, or the Order; or (b) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong, or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (b) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation, or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Perkins Coie LLP, Seattle, Washington. The underwriters are being represented by Cooley LLP, Seattle, Washington.

EXPERTS

The consolidated financial statements of Avalara, Inc. as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified by reference to the filed exhibit. You may read and copy the registration statement and any other materials we file with the SEC at the SEC’s Public Reference Room, at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will be subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will be required to file annual, quarterly, and current reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.avalara.com. Following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avalara, Inc.

Avalara, Inc.

Seattle, Washington

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Avalara, Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and shareholders’ deficit, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Seattle, Washington

March 16, 2018

May 10, 2018 (as to the effect of the reverse stock split described in Notes 2 and 13)

We have served as the Company’s auditor since 2012.

AVALARA, INC.

Consolidated Balance Sheets

(In thousands, except per share data)

	December 31, 2016	December 31, 2017	March 31, 2018	Pro Forma March 31, 2018
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,230	$14,075	$12,622
Trade accounts receivable—net of allowance for doubtful accounts of $1,324, $905, and $650 respectively	26,651	26,596	32,934
Prepaid expenses and other current assets	4,385	7,016	9,424

Total current assets before customer fund assets	51,266	47,687	54,980
Funds held from customers	10,737	13,082	31,414
Receivable from customers—net of allowance of $754, $666, and $656 respectively	376	313	530

Total current assets	62,379	61,082	86,924

Property and equipment—net	14,782	25,394	30,579

Other assets:
Goodwill	79,748	72,482	72,855
Intangible assets—net	24,100	19,074	17,837
Other noncurrent assets	1,505	780	670

Total other assets	105,353	92,336	91,362

Total assets	$182,514	$178,812	$208,865

Liabilities and shareholders’ deficit
Current liabilities:
Accrued expenses and trade payables	$33,482	$38,164	$34,395
Deferred revenue	63,733	83,778	95,494
Credit facility and notes payable	3,496	859	2,735
Capital lease obligations	14	—	—

Total current liabilities before customer funds obligations	100,725	122,801	132,624

Customer funds obligations	12,046	14,061	32,479

Total current liabilities	112,771	136,862	165,103

Noncurrent liabilities:
Deferred revenue	8,747	8,453	8,384
Deferred tax liability	3,160	1,854	835
Credit facility	21,836	38,840	55,029
Deferred rent	4,813	14,689	15,556
Other noncurrent liabilities	3,427	785	267

Total liabilities	154,754	201,483	245,174

(continued)

AVALARA, INC.

Consolidated Balance Sheets

(In thousands, except per share data)

	December 31, 2016	December 31, 2017	March 31, 2018	Pro Forma March 31, 2018
			(unaudited)
Convertible preferred stock:
Series A convertible preferred stock, par value $0.0001 per share—12,309 shares issued and outstanding as of December 31, 2016 and 2017, 12,299 shares issued and outstanding as of March 31, 2018 (unaudited), 13,814 authorized as of December 31, 2016 and 2017, and March 31, 2018 (unaudited) (aggregate liquidation preference of $10,930)	12,715	12,715	12,648
Series A-1 convertible preferred stock, par value $0.0001 per share—4,688 shares issued and outstanding as of December 31, 2016 and 2017, and March 31, 2018 (unaudited), 5,012 authorized as of December 31, 2016 and 2017, and March 31, 2018 (unaudited) (aggregate liquidation preference of $2,081)	2,081	2,081	2,081
Series A-2 convertible preferred stock, par value $0.0001 per share—279 shares issued and outstanding as of December 31, 2016 and 2017, and March 31, 2018 (unaudited), 279 authorized as of December 31, 2016 and 2017, and March 31, 2018 (unaudited) (aggregate liquidation preference of $472)	303	303	303
Series B convertible preferred stock, par value $0.0001 per share—1,793 shares issued and outstanding as of December 31, 2016 and 2017, and March 31, 2018 (unaudited), 2,133 authorized as of December 31, 2016 and 2017, and March 31, 2018 (unaudited) (aggregate liquidation preference of $1,685)	3,756	3,756	3,756
Series B-1 convertible preferred stock, par value $0.0001 per share—21,518 shares issued and outstanding as of December 31, 2016 and 2017, and March 31, 2018 (unaudited), 21,600 authorized as of December 31, 2016 and 2017, and March 31, 2018 (unaudited) (aggregate liquidation preference of $23,670)	23,259	23,259	23,259
Series C convertible preferred stock, par value $0.0001 per share—7,069 shares issued and outstanding as of December 31, 2016 and 2017, and March 31, 2018 (unaudited), 7,069 authorized as of December 31, 2016 and 2017, and March 31, 2018 (unaudited) (aggregate liquidation preference of $20,000)	19,782	19,782	19,782
Series C-1 convertible preferred stock, par value $0.0001 per share—8,511 shares issued and outstanding as of December 31, 2016 and 2017, and March 31, 2018 (unaudited), 8,590 authorized as of December 31, 2016 and 2017, and March 31, 2018 (unaudited) (aggregate liquidation preference of $12,767)	27,961	27,961	27,961
Series D convertible preferred stock, par value $0.0001 per share—8,566 shares issued and outstanding as of December 31, 2016 and 2017, and March 31, 2018 (unaudited), 10,172 authorized as of December 31, 2016 and 2017, and March 31, 2018 (unaudited) (aggregate liquidation preference of $44,972)	41,130	41,130	41,130
Series D-1 convertible preferred stock, par value $0.0001 per share—22,808 shares issued and outstanding as of December 31, 2016 and 2017, and March 31, 2018 (unaudited), 22,862 authorized as of December 31, 2016 and 2017, and March 31, 2018 (unaudited) (aggregate liquidation preference of $144,147)	143,915	143,915	143,915
Series D-2 convertible preferred stock, par value $0.0001 per share—14,245 shares issued and outstanding as of December 31, 2016 and 2017, and March 31, 2018 (unaudited), 14,815 authorized as of December 31, 2016 and 2017, and March 31, 2018 (unaudited) (aggregate liquidation preference of $96,154)	96,019	96,019	96,019
Shareholders’ deficit:
Common stock, $0.0001 par value—5,298, 5,992 and 6,264 shares issued and outstanding at December 31, 2016 and 2017, and March 31, 2018 (unaudited), respectively, 153,945 shares authorized as of December 31, 2016 and 2017, and March 31, 2018 (unaudited)	1	1	1
Additional paid-in capital	6,122	18,121	19,196
Accumulated other comprehensive income (loss)	(1,468)	338	941
Accumulated deficit	(347,816)	(412,052)	(427,301)

Total shareholders’ deficit	(343,161)	(393,592)	(407,163)

Total liabilities and shareholders’ deficit	$182,514	$178,812	$208,865

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

AVALARA, INC.

Consolidated Statements of Operations

(In thousands, except per share data)

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
Revenue:
Subscription and returns	$112,804	$154,967	$199,942	$45,848	$57,870
Professional services and other	10,354	12,459	13,217	3,117	3,507

Total revenue	123,158	167,426	213,159	48,965	61,377

Cost of revenue:
Subscription and returns	34,856	41,307	48,849	11,244	14,817
Professional services and other	5,889	7,206	9,128	2,319	2,692

Total cost of revenue	40,745	48,513	57,977	13,563	17,509

Gross profit	82,413	118,913	155,182	35,402	43,868

Operating expenses:
Research and development	29,787	32,848	41,264	9,682	12,619
Sales and marketing	98,686	103,483	133,794	30,300	37,307
General and administrative	33,683	36,875	34,286	10,613	9,211
Goodwill impairment and restructuring charges	—	—	9,170	—	—

Total operating expenses	162,156	173,206	218,514	50,595	59,137

Operating loss	(79,743)	(54,293)	(63,332)	(15,193)	(15,269)

Other (income) expense:
Interest income	(112)	(18)	(77)	(10)	(36)
Interest expense	746	2,301	2,585	528	894
Change in fair value of preferred stock warrants	82	(28)	—	—	—
Other (income) expense, net	898	700	(495)	436	(30)

Total other (income) expense, net	1,614	2,955	2,013	954	828

Loss before income taxes	(81,357)	(57,248)	(65,345)	(16,147)	(16,097)
Provision for (benefit from) income taxes	(3,593)	640	(1,219)	(149)	(848)

Net loss	$(77,764)	$(57,888)	$(64,126)	$(15,998)	$(15,249)

Net loss per share attributable to common shareholders, basic and diluted	$(16.96)	$(10.15)	$(11.39)	$(2.97)	$(2.47)

Weighted average shares of common stock outstanding, basic and diluted	4,586	5,706	5,632	5,389	6,170
Pro forma net loss per share attributable to common shareholders, basic and diluted (unaudited)

Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

AVALARA, INC.

Consolidated Statements of Comprehensive Loss

(In thousands)

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
Net loss	$(77,764)	$(57,888)	$(64,126)	$(15,998)	$(15,249)
Other comprehensive income (loss)—Foreign currency translation	(665)	(634)	1,806	1,010	603

Total comprehensive loss	$(78,429)	$(58,522)	$(62,320)	$(14,988)	$(14,646)

The accompanying notes are an integral part of these consolidated financial statements.

AVALARA, INC.

Consolidated Statements of Convertible Preferred Stock and Shareholders’ Deficit

(In thousands, except per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2014	88,346,678	$242,701	4,362,742	$1	$4,647	$(169)	$(167,348)	$(162,869)
Issuance of Series D-1 preferred stock—net of issuance cost of $64	6,698,370	42,270						—
Preferred stock for acquisition	341,163	2,279						—
Exercise of stock options			1,779,222		3,219			3,219
Exercise of warrants	22,523	152	337,646		524			524
Restricted stock issuance for acquisitions			75,000					—
Stock-based compensation expense					7,020			7,020
Repurchase of shares	(4,192,772)	(3,762)	(910,651)		(8,397)		(24,332)	(32,729)
Issuance of common stock for acquisition								—
Loss on translation adjustment						(665)		(665)
Net loss							(77,764)	(77,764)

Balance at December 31, 2015	91,215,962	283,640	5,643,959	1	7,013	(834)	(269,444)	(263,264)
Issuance of Series D-2 preferred stock—net of issuance costs of $133	14,244,640	96,019						—
Exercise of stock options			878,017		2,645			2,645
Exercise of warrants	315,315	2,188	71,250		99			99
Stock-based compensation expense					8,139			8,139
Repurchase of shares	(3,989,712)	(10,926)	(1,581,107)		(15,538)		(20,484)	(36,022)
Issuance of common stock for acquisition			285,714		3,764			3,764
Loss on translation adjustment						(634)		(634)
Net loss							(57,888)	(57,888)

Balance at December 31, 2016	101,786,205	370,921	5,297,833	1	6,122	(1,468)	(347,816)	(343,161)
Shares tendered for cashless redemption			(167,250)		(2,481)			(2,481)
Exercise of stock options			593,698		2,283			2,283
Exercise of warrants			268,012		308			308
Stock-based compensation expense					11,779			11,779
Cumulative adjustment ASU 2016-09					110		(110)	—
Gain on translation adjustment						1,806		1,806
Net loss							(64,126)	(64,126)

Balance at December 31, 2017	101,786,205	$370,921	5,992,293	$1	$18,121	$338	$(412,052)	$(393,592)

Shares tendered for cashless redemption (unaudited)			(465,710)		(7,715)			(7,715)
Exercise of stock options (unaudited)			785,991		6,025			6,025
Stock-based compensation expense (unaudited)					3,517			3,517
Repurchase of shares (unaudited)	(10,000)	(67)	(48,152)		(752)			(752)
Gain on translation adjustment (unaudited)						603		603
Net loss (unaudited)							(15,249)	(15,249)

Balance at March 31, 2018 (unaudited)	101,776,205	$370,854	6,264,422	$1	$19,196	$941	$(427,301)	$(407,163)

The accompanying notes are an integral part of these consolidated financial statements.

AVALARA, INC.

Consolidated Statements of Cash Flows

(In thousands)

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
Cash flows from operating activities:
Net loss	$(77,764)	$(57,888)	$(64,126)	$(15,998)	$(15,249)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,116	10,425	10,859	2,658	2,990
Goodwill impairment	—	—	8,418	—	—
Stock-based compensation	7,020	8,112	11,757	3,022	3,510
Deferred tax expense	(3,720)	134	(1,307)	(203)	(1,018)
Amortization of deferred rent	1,277	789	(698)	(74)	301
Change in earnout liability	593	361	(715)	368	(71)
Change in preferred stock warrant liability	82	(28)	—	—	—
Non-cash bad debt expense	3,269	2,907	(86)	409	67
Other	256	368	270	194	180
Changes in operating assets and liabilities:
Trade accounts receivable	2,899	(11,143)	159	(200)	(6,428)
Prepaid expenses and other current assets	832	(29)	(1,055)	(716)	(1,907)
Other long-term assets	(1,618)	802	725	232	110
Trade payables	2,910	2,853	(112)	(1,498)	(1,736)
Accrued expenses and other current liabilities	1,578	4,414	2,124	(450)	(5,771)
Deferred rent (lease incentives)	—	—	10,494	—	—
Deferred revenue	6,262	16,227	19,752	4,974	11,647

Net cash provided by (used in) operating activities	(47,008)	(21,696)	(3,541)	(7,282)	(13,375)

Cash flows from investing activities:
Net decrease in customer fund assets	(2,956)	(5,816)	(2,301)	3,393	(18,527)
Cash paid for acquisitions—net of cash acquired	(43,323)	(17,218)	—	—	—
Cash proceeds from sale of building	418	—	—	—	—
Purchase of property and equipment	(7,912)	(6,660)	(13,955)	(1,037)	(3,625)

Net cash provided by (used in) investing activities	(53,773)	(29,694)	(16,256)	2,356	(22,152)

Cash flows from financing activities:
Payments on credit facility	(8,736)	(52,000)	(2,935)	—	—
Proceeds from credit facility	20,000	57,000	17,605	2,000	18,000
Payments of debt issuance costs	—	—	(469)	—	—
Payments on capital leases	(1,127)	(81)	(14)	(12)	—
Proceeds from issuance of convertible preferred stock	42,334	96,152	—	—	—
Repurchase of shares	(32,737)	(43,185)	—	—	(819)
Payment on loan fees	(146)	(481)	—	—	—
Payments of deferred financing costs	—	—	(1,240)	—	—
Convertible preferred stock issuance costs	(64)	(133)	—	—	—
Taxes paid related to net share settlement of stock-based awards	(1,800)	(1,776)	(811)	(39)	(2,016)
Redemption of restricted securities	(173)	—	—	—	—
Net increase in customer fund obligations	2,956	5,816	2,301	(3,393)	18,527
Payment related to business combination earnouts	—	(1,325)	(1,662)	(83)	—
Proceeds from exercise of stock options and common stock warrants	1,982	1,013	920	153	326

Net cash provided by (used in) financing activities	22,489	61,000	13,695	(1,374)	34,018

Foreign currency effect on cash and cash equivalents	(94)	(57)	(53)	(54)	56

Net change in cash and cash equivalents	(78,386)	9,553	(6,155)	(6,354)	(1,453)
Cash and cash equivalents—beginning of year	89,063	10,677	20,230	20,230	14,075

Cash and cash equivalents—end of year	$10,677	$20,230	$14,075	$13,876	$12,622

Supplemental cash flow disclosures:
Cash paid for interest expense	$963	$2,044	$2,112	$326	$770
Cash paid for income taxes	95	259	354	—	96
Non-cash investing and financing activities:
Stock issued for acquisitions	$2,279	$3,764	$—	—	—
Property and equipment purchased under tenant improvement allowance	2,074	181	250	—	621
Property and equipment additions in accounts payable and accrued expenses	573	164	2,201	214	3,719
Deferred financing costs, accrued not yet paid	—	—	335	—	502
Accrued value of earnout related to acquisition	5,648	663	—	—	—
Cashless exercises of options and warrants	145	1,994	1,670	777	5,699
Cashless redemptions of options and warrants	162	1,989	2,481	816	7,715

The accompanying notes are an integral part of these consolidated financial statements.

AVALARA, INC.

Notes to Consolidated Financial Statements

1. Nature of Operations

Avalara, Inc. (the “Company”) provides software solutions that help businesses of all types and sizes comply with tax requirements for transactions worldwide. The Company offers a broad and growing suite of compliance solutions for transaction taxes, such as sales and use tax, value-added tax (VAT), excise tax, lodging tax, and communications tax. These solutions enable customers to automate the process of determining taxability, identifying applicable tax rates, determining and collecting taxes, preparing and filing returns, remitting taxes, maintaining tax records, and managing compliance documents. The Company, a Washington corporation, was originally incorporated in 1999 and is headquartered in Seattle, Washington.

The Company has wholly owned subsidiaries in the United Kingdom, Belgium, India, and Brazil that provide business development, software development, and support services.

2. Significant Accounting Policies

Accounting Principles

The consolidated financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include those of the Company and its subsidiaries after elimination of all intercompany accounts and transactions.

Reverse Stock Split and Conversion of Series Preferred Stock

On May 10, 2018, the Company effected a 2-to-1 reverse stock split of outstanding common stock, including outstanding stock options and common stock warrants. At the same time, the Company amended its amended and restated articles of incorporation to trigger the automatic conversion of the Series Preferred Stock immediately prior to the closing of the initial public offering, or IPO. As a result of this amendment, the applicable conversion price will be increased for each series of outstanding Series Preferred Stock. The increased conversion price will effectively result in a 2-to-1 conversion ratio of Series Preferred Stock to common stock. All common share and per common share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retrospectively, where applicable, to reflect the reverse stock split. Series Preferred Stock amounts have been adjusted retrospectively only where the conversion to common stock is presented.

Unaudited Pro Forma Information

Prior to the closing of the Company’s IPO, all currently outstanding shares convertible preferred stock will automatically convert on a 2-for-1 basis into shares of the Company’s common stock. The unaudited pro forma balance sheet information shows the effect of the conversion of convertible preferred stock as of March 31, 2018. The effect of this conversion on the pro forma balance sheet will reduce shareholders’ deficit by $370.9 million (unaudited). Additionally, the Company has calculated unaudited pro forma basic and diluted net loss per share to give effect to the convertible preferred stock impact as though such preferred shares had been converted to common stock as of the beginning of the period.

AVALARA, INC.

Notes to Consolidated Financial Statements

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2018 and the consolidated interim statements of operations, of comprehensive loss, of convertible preferred stock and shareholders’ deficit and of cash flows during the three months ended March 31, 2017 and 2018 are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual audited consolidated and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2018 and its results of operations, comprehensive loss and cash flows for the three months ended March 31, 2017 and 2018. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the full fiscal year or for any other future annual or interim periods.

Segments

The Company operates its business as one operating segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, the Company’s Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level. For the years ended December 31, 2015, 2016, and 2017, and the three months ended March 31, 2017 and 2018 approximately 1%, 3%, 5%, 5% (unaudited), and 6% (unaudited), of the Company’s revenues were generated outside of the United States, respectively. As of December 31, 2016 and 2017, and the three months ended March 31, 2018 approximately 16%, 11% and 10% (unaudited) of the Company’s long-lived assets were held outside of the United States. As of December 31, 2016 and 2017, and the three months ended March 31, 2018, approximately 8%, 5%, and 4% (unaudited) of the Company’s long-lived assets were held in the United Kingdom.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include: the standalone value of each element in multiple-element arrangements for revenue recognition; the allowance for doubtful accounts; the measurement of fair values of stock-based compensation award grants; the expected earnout obligations in connection with acquisitions; the expected term of the customer relationship for activation, integration, and setup fee activity (collectively, the “setup fee”); the valuation of acquired intangible assets; and the valuation of the fair value of reporting units for analyzing goodwill. Actual results could materially differ from those estimates.

Risks and Uncertainties

The Company has incurred significant operating losses since its inception, including net losses of $57.9 million and $64.1 million for the years ended December 31, 2016 and 2017, and $16.0 million (unaudited) and $15.2 million (unaudited) for the three months ended March 31, 2017 and 2018. The Company had an accumulated deficit of $412.1 million and $427.3 million (unaudited) as of December 31, 2017 and March 31, 2018, respectively. The Company believes that its cash and cash equivalents of $12.6 million (unaudited) as of March 31, 2018, and the availability under its credit

AVALARA, INC.

Notes to Consolidated Financial Statements

facilities, as is further outlined in Note 8, are adequate to satisfy its current obligations. The Company has incurred operating expenses and made capital expenditures at a level that reflects its belief that additional debt or equity financing will be available to fund continued growth of the Company. If the Company is unable to obtain, or is delayed in obtaining additional debt or equity financing, it would need to scale back its growth initiatives and could find it necessary to reduce its operating expenses and capital expenditures.

Fair Value of Financial Instruments

The Company applies the fair value measurement and disclosure provisions of Accounting Standards Codification. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2: Inputs are quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3: Inputs are unobservable inputs based on the Company’s assumptions and valuation techniques used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

The Company’s assessment of the significance of an input to the fair value measurement requires judgment, which may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash equivalents, trade accounts receivable, trade payables, and accrued expenses, due to their short-term nature. The carrying amount of the Company’s term loan and revolving credit facility approximates fair value, considering the interest rates are based on the prime interest rate and were renegotiated in November 2017, close to the December 31, 2017 balance sheet date.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid securities with original maturities of three months or less and are carried at cost, which approximates market value given their short-term nature.

Customer Funds Assets and Obligations

Funds Held from Customers

The Company maintains trust accounts with financial institutions, which allows customers to outsource their tax remittance functions to the Company. The Company has legal ownership over the accounts utilized for this purpose. Funds held from customers represents cash and cash equivalents that, based upon the Company’s intent, are restricted solely for satisfying the obligations to remit funds relating to the Company’s tax remittance services. Funds held from customers are not commingled with the Company’s operating funds, but are typically deposited with funds also held on behalf of other

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Notes to Consolidated Financial Statements

customers of the Company. Funds held from customers are deposited in accounts at FDIC insured institutions.

Funds held from customers were $10.7 million, $13.1 million, and $31.4 million (unaudited) as of December 31, 2016 and 2017 and March 31, 2018, respectively.

Receivables from Customers

Occasionally, the Company will pay a tax obligation to taxing authorities on behalf of its customer, prior to receiving funds from the customer or prior to receiving the refund due to the customer from the taxing authority. Accounts receivable from customers represent amounts the customer is contractually obligated to repay to the Company. The future economic benefit to the Company is restricted solely for the repayment of customer funds and taxing authority obligations.

Receivables from customers deemed uncollectable are charged against a separate allowance for doubtful accounts. The allowance against receivables from customers is a result of the Company assuming credit risk associated with its customers’ tax remittance obligations. The table below details the allowance against receivables from customers (in thousands):

	December 31,			March 31,
	2015	2016	2017	2018
				(unaudited)
Balance at the beginning of the year	$219	$266	$754	$666
Charged to expense	355	517	(88)	(10)
Write-offs	(308)	(29)	—	—

Balance at the end of the year	$266	$754	$666	$656

Customer Funds Obligations

Customer funds obligations represent the Company’s contractual obligations to remit collected funds to satisfy customer tax payments. Customer funds obligations are reported as a current liability on the consolidated balance sheets, as the obligations are expected to be settled within one year.

Customer Funds Assets and Obligations in Consolidated Statement of Cash Flows

Cash flows related to the cash received from and paid on behalf of customers are reported as follows:

(1)	changes in customer funds obligations liability are presented as cash flows from financing activities,

(2)	changes in customer funds asset (e.g., customer funds held in cash and cash equivalents and receivable from customers and taxing authorities) are presented as net cash flows from investing activities, and

(3)	changes in customer funds asset account that relate to activities paying for the trust operations, such as banking fees, are included as cash flows from operating activities.

AVALARA, INC.

Notes to Consolidated Financial Statements

Trade Accounts Receivable

Trade accounts receivable represent amounts due from customers when the Company has invoiced the customer and has not yet received payment. An invoice is issued when the customer is contractually obligated to pay for software subscriptions and/or services. Trade accounts receivable are presented net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing trade accounts receivable. The allowance for doubtful accounts is based on the assessment of collectability. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering several factors, including the age of each outstanding invoice and the collection history of each customer. Trade accounts receivable are recorded to bad debt expense when deemed uncollectible based on either a specific identification or the age of the receivable.

The table below details the allowance for doubtful accounts (in thousands):

	December 31,			March 31,
	2015	2016	2017	2018
				(unaudited)
Balance at the beginning of the year	$557	$1,154	$1,324	$905
Charged to expense	2,914	2,390	(105)	90
Write-offs	(2,317)	(2,220)	(314)	(345)

Balance at the end of the year	$1,154	$1,324	$905	$650

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents, accounts receivable, and funds held from customers, which are held in financial institutions management believes have a high credit standing. To manage credit risk related to accounts receivable, the Company evaluates customers’ financial condition and generally collateral is not required.

As of December 31, 2016 and 2017 and March 31, 2018, there were no customers that represented more than 10% of the Company’s net trade accounts receivable or more than 10% of the Company’s revenue in any of the periods presented.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is computed on the straight-line method over the estimated useful life of the asset or the lease term (for leasehold improvements), whichever is shorter.

Upon retirement or sale, the cost of the disposed asset and the related accumulated depreciation are removed and any resulting gain or loss is recorded in the consolidated statements of operations. Maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense in the period incurred.

Research and Development

Research and development expenses consist primarily of personnel and related expenses for the Company’s research and development staff, including salaries, benefits, bonuses and stock-based

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Notes to Consolidated Financial Statements

compensation, and allocated overhead. Expenditures for research and development are expensed as incurred.

Software Capitalization

Software development costs for hosting customer transactions (i.e., cloud-based software solutions) are capitalized once the project is in the application development stage in accordance with the accounting guidance for internal-use software. These capitalized costs include external direct costs of services consumed in developing or obtaining the software and personnel expenses for employees who are directly associated with the development. Capitalization of these costs concludes once the project is substantially complete and the software is ready for its intended purpose. Post-configuration training and maintenance costs are expensed as incurred. For the years ended December 31, 2015, 2016, 2017 and the three months ended March 31, 2018, $0.7 million, $0.8 million, $1.0 million, and $0.3 million (unaudited) software development costs were capitalized, respectively. Capitalized software development costs are amortized on a straight-line basis over the estimated useful life, generally 6 years.

In circumstances where software is developed for both cloud-based software solutions and for the purpose of being sold, leased or otherwise marketed (i.e., customer hosted transactions), capitalization of development costs occurs after technological feasibility of the software is established and continues until the product is available for general release to customers. Since the Company’s developed software is available for general release concurrent with the establishment of technological feasibility, development costs are not capitalized in these circumstances.

Acquisitions and Goodwill

The Company’s identifiable assets acquired and liabilities assumed in a business combination are recorded at their acquisition date fair values. The valuation requires management to make significant estimates and assumptions, especially with respect to long-lived and intangible assets. Critical estimates in valuing intangible assets include, but are not limited to:

•	future expected cash flows from customer agreements, customer lists, distribution agreements, and proprietary technology and non-compete agreements;

•	assumptions about the length of time the brand will continue to be used in the Company’s suite of solutions; and

•	discount rates used to determine the present value of recognized assets and liabilities.

The Company’s estimates of fair value are based upon assumptions it believes to be reasonable, but that are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

Goodwill is calculated as the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Acquisition-related costs, including advisory, legal, accounting, valuation, and other costs, are expensed in the periods in which these costs are incurred. The results of operations of acquired business are included in the consolidated financial statements beginning at the acquisition date. Goodwill is tested for impairment annually on October 31, or in the event of certain occurrences. There were no goodwill impairments recorded for the years ended December 31, 2015 and 2016. A goodwill impairment of $8.4 million was recorded for

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Notes to Consolidated Financial Statements

the year ended December 31, 2017 and is reported in Goodwill impairment and restructuring charges in the consolidated statement of operations (See Note 6). There was no goodwill impairment charge recorded for the three months ended March 31, 2018 (unaudited).

The Company estimates the fair value of the acquisition-related earnout using various valuation approaches, as well as significant unobservable inputs, reflecting the Company’s assessment of the assumptions market participants would use to value these liabilities. The fair value of the earnout is remeasured each reporting period, with any change in the value recorded as other income or expense. The Company recorded expense of $0.6 million and $0.3 million, income of $0.7 million, and expense of $0.4 million (unaudited) and income of $0.1 million (unaudited) in Other (income) expense, net for the years ended December 31, 2015, 2016, and 2017 and for the three months ended March 31, 2017 and 2018, respectively.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. An impairment is recognized in the event the carrying value of such assets exceeds their fair value. If the carrying value exceeds the fair value, then an impairment test is performed in to determine the implied fair value. See Restructuring Charges for impairment recorded in 2017. No impairment of long-lived assets occurred in 2015 and 2016.

Income Taxes

The Company’s deferred tax assets are determined based on temporary differences between the financial reporting and income tax basis of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits based upon management’s evaluation of the facts, circumstances, and information available at the reporting date.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. The Company will recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the consolidated financial statements.

The Company has accounted for the tax effects of The Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017, on a provisional basis. The Company has made reasonable estimates of the tax effects, which are included in the financial statements as of December 31, 2017, and expects to complete its accounting during the one-year measurement period from enactment. See Note 11 for further discussion of impacts of the Tax Act.

AVALARA, INC.

Notes to Consolidated Financial Statements

Revenue Recognition

The Company primarily generates revenue from fees paid for subscriptions to the Company’s tax compliance solutions and fees paid for services performed by the Company in preparing and filing tax returns on behalf of its customers. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue or revenue, depending upon whether the revenue recognition criteria have been met.

In most instances, the initial arrangement with customers includes multiple elements, comprised of subscription and/or professional services, along with non-refundable upfront fees for new customers. The Company evaluates each element in a multiple-element arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable and within the Company’s control. Other than nonrefundable upfront fees, the Company’s services typically have standalone value because they are routinely sold separately by the Company. Professional services also have standalone value because there are third party vendors that provide similar professional services to customers on a standalone basis. If one or more of the deliverables does not have standalone value upon delivery, the deliverables that do not have standalone value are generally combined with the final deliverable within the arrangement and treated as a single unit of accounting. Revenue for arrangements treated as a single unit of accounting is generally recognized over the period beginning upon delivery of the final deliverable and continuing over the remaining term of the subscription contract.

The Company allocates revenue to each element in an arrangement based on the selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third-party evidence (“TPE”), or best estimate of selling price (“BESP”), if neither VSOE nor TPE is available. As the Company has been unable to establish VSOE or TPE for the elements of its arrangements, the Company establishes the BESP for each element.

The determination of BESP requires significant estimates and judgments. BESP is determined by considering the Company’s overall pricing objectives and current market conditions. Other factors considered include existing pricing and discounting practices, historical comparisons of contract prices to list prices, customer demographics, and gross margin objectives. The Company may modify pricing practices in the future, which could result in changes in relative selling prices and BESP.

Revenue recognition begins when all the following criteria are met:

•	There is persuasive evidence of an arrangement;

•	The product or service is delivered to the customer;

•	The amount of fees to be paid by the customer is fixed or determinable; and

•	The collection of the fees is reasonably assured.

Sales and other taxes collected from customers to be remitted to the taxing jurisdiction are excluded from revenues.

Subscription and Returns Revenue

Subscription and returns revenue primarily consists of contractually agreed upon fees paid for using the Company’s cloud-based solutions and fees paid for preparing and filing sales tax returns on

AVALARA, INC.

Notes to Consolidated Financial Statements

behalf of customers. Under the Company’s subscription agreements, customers select a price plan that includes an allotted number of maximum transactions over the subscription term. Unused transactions are not carried over to the customer’s next subscription term, and customers are not entitled to any refund of fees paid or relief from fees due in the event they do not use the allotted number of transactions. If customers exceed the maximum transaction level within their price plan, the Company will generally upgrade the customer to a higher transaction price plan or, in some cases, charge overage fees on a per transaction basis.

The Company’s subscription arrangements do not provide the customer with the right to take possession of the software supporting the cloud-based application services. The Company’s subscription contracts are generally non-cancelable except for where contract terms provide rights to cancel in the first 60 days of the contract term. The Company reserves for estimated cancellations based on actual history. Current history of customer cancellations has not had a significant impact on revenue recognized.

The Company invoices its subscription customers for the initial term at contract signing and at each renewal. Initial terms generally range from twelve to eighteen months, and renewal periods are typically one year. Amounts that are contractually billable and have been invoiced, or which have been collected as cash are initially recorded as deferred revenue. While most of the Company’s customers are invoiced once at the beginning of the term, a portion of customers are invoiced quarterly or monthly.

Tax returns processing services include collection of tax data and amounts, preparation of all compliance forms, and submission to taxing authorities. Returns processing services are charged on a subscription basis for an allotted number of returns to process within a given time period or per return filing. The consideration allocated to a returns subscription is recognized as revenue over the contract period commencing when the subscription services are made available to the customer. The Company recognizes revenue when the return is filed when sold on a per return filing basis.

Included in the total subscription fee for the Company’s cloud-based solutions are non-refundable upfront fees that are typically charged to each of the Company’s new customers. These fees are associated with work performed by the Company to set up a customer with the Company’s services, and do not have standalone value. The Company recognizes revenue for these fees over the expected term of the customer relationship, beginning when services commence. As of January 1, 2015, and through March 31, 2018 (unaudited), the Company estimated an expected customer relationships term of 6 years. The Company continues to evaluate the expected customer life and it is possible that the expected term of customer relationships may change in future periods.

Professional Services and Other Revenue

The Company bills for service arrangements on a fixed fee or time and materials basis. Professional services and other revenue include fees from providing tax analysis, configurations, data migrations, integration, training, and other support services. The consideration allocated to professional services is recognized as revenue when services are performed and are collectable under the terms of the associated contracts.

Deferred Revenue

Deferred revenue consists of customer billings and payments in advance of revenue being recognized from the Company’s contracts. The Company typically invoices its customers annually in

AVALARA, INC.

Notes to Consolidated Financial Statements

advance for its subscription based contracts. Deferred revenue and accounts receivable are recorded at the beginning of the new subscription term. For some customers, the Company invoices in monthly, quarterly, or multi-year installments and, therefore, the deferred revenue balance does not necessarily represent the total contract value of all non-cancelable subscription agreements. Deferred revenue anticipated to be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent deferred revenue.

Integration and Referral Partner Commissions

The Company utilizes independent partners to build and maintain integrations for business applications, such as accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. These integrations link the business application to the Company’s cloud-based software solutions. Integration partners are paid a commission based on a percentage of the sales that use the integration. In general, integration partners are paid a higher commission for the initial sale to a new customer and a lower commission for renewal sales.

Referral partners bring new customers to the Company and a receive a commission that is based on a percentage of the first-year sales. Some of the Company’s integration partners also refer customers that have purchased the partner’s business application.

The Company recognizes commissions related to integration and referral partners in sales and marketing costs when a binding customer order is agreed to by the Company and the customer. The Company expenses partner commissions as incurred. Partner commissions totaled $9.0 million, $9.9 million, $14.3 million, $2.5 million (unaudited) and $3.9 million (unaudited) for the years ended December 31, 2015, 2016, and 2017 and for the three months ended March 31, 2017 and 2018, respectively.

An immaterial portion of the Company’s revenue is generated from sales made through integration partners, rather than through the Company. For these transactions, the Company evaluates whether revenue should be presented on a gross basis, which is the amount that a customer pays for the Company’s solution, or on a net basis, which is the customer payment less partner commissions. The Company has determined that a gross presentation is appropriate for revenue generated through these integration partners, because the Company is the primary provider of services to the end customers and is the primary obligor in these relationships. In addition, the Company has customer credit risk for non-payment, and the Company has latitude in establishing and negotiating prices on transactions from these sources.

Cost of Revenue

Cost of revenue consists of personnel and related expenses for providing the Company’s solutions and supporting its customers, including salaries, benefits, bonuses, and stock-based compensation, direct costs and allocated costs associated with information technology, tax content, rent, and allocated overhead.

Advertising Costs

The Company expenses all advertising costs as incurred and classifies these costs as sales and marketing expenses. Advertising expenses were $21.2 million, $19.6 million, $22.7 million, $5.7 million (unaudited), and $4.3 million (unaudited) for the years ended December 31, 2015, 2016, and 2017 and for the three months ended March 31, 2017 and 2018, respectively.

AVALARA, INC.

Notes to Consolidated Financial Statements

Leases

The Company is a lessee of facilities in the United States, United Kingdom, Belgium, Brazil, and India and certain other equipment under non-cancelable lease agreements. The Company categorizes leases at their inception as either operating or capital leases. For certain lease agreements, the Company may receive rent holidays and other incentives, including allowances for leasehold improvements. Future operating lease payments are recognized as rent expense on a straight-line basis without regard to deferred payment terms, such as rent holidays. Incentives received are treated as a reduction of rent expense over the term of the agreement. Leasehold improvements are capitalized at cost and amortized over the lesser of their estimated useful life or the term of the lease.

Foreign Currency Translation

Assets and liabilities of each of the Company’s foreign subsidiaries are translated at the exchange rate in effect at each period-end. Consolidated statement of operations amounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from differing exchange rates from period to period are included in accumulated other comprehensive income (loss) within shareholders’ deficit.

Employee Benefit Plan

The Company offers a salary deferral 401(k) plan for its U.S. employees. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. The plan also allows the Company to make a matching contribution, subject to certain limitations. The Company made no contributions to the plan in 2015, and contributed $0.6 million and $0.7 million to the plan in 2016 and 2017, respectively, as a discretionary match related to employee contributions. As of March 31, 2018 (unaudited), the Company had not made a contribution to the plan.

Stock-Based Compensation

The Company accounts for stock-based compensation by calculating the fair value of each stock warrant or stock option at the date of grant by applying the Black-Scholes option-pricing model. This model uses the estimated value of the Company’s underlying common stock at the measurement date, the expected or contractual term of the option, the expected volatility of its common stock, risk-free interest rates, and expected dividend yield of its common stock. Beginning January 1, 2017, the Company accounts for forfeitures as they occur.

Preferred Stock Warrant Liability

Prior to December 31, 2016, the Company had one class of preferred stock warrants. The Company issued Series A preferred stock warrants to participating investors in connection with the Company’s Series A-1 financing. Each of the warrants was exercisable into a respective share of the underlying named Series Preferred Stock. The Series Preferred Stock contained conversion price reset clauses that modified the originally agreed upon conversion rates of existing Series Preferred Stock in the case of future dilutive equity issuances. Further, the Series Preferred Stock was contingently redeemable upon a change in control. These features in the underlying Series Preferred Stock into which the warrants are exercisable required the Series A preferred stock warrants to be accounted for

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Notes to Consolidated Financial Statements

as liabilities and carried at fair value. The change in the fair value of the preferred stock warrants was recorded on the consolidated statements of operations. During 2016, all remaining preferred stock warrants were exercised.

Deferred Financing Costs

Deferred financing costs, consisting primarily of legal, accounting, printing and filing services, and other direct fees and costs related to the proposed initial public offering, are capitalized. The deferred financing costs will be offset against proceeds from the planned initial public offering upon the closing of the offering. In the event the planned offering is terminated, all deferred financing costs will be expensed. As of December 31, 2017, and March 31, 2018, $1.6 million, and $2.0 million (unaudited) of deferred financing costs have been recorded in prepaid expenses and other current assets respectively. There were no deferred financing costs as of December 31, 2015 and 2016.

Restructuring Charges

In August 2017, management approved a plan to close the Company’s Overland Park office and consolidate these operations into the Seattle and Durham locations. The restructuring plan was completed March 31, 2018.

In connection with this plan, the Company incurred restructuring charges of $0.8 million in 2017, including $0.7 million of termination benefits and other reorganization costs, primarily associated with integrating the operations and $0.1 million related to an impairment loss on fixed assets. As of December 31, 2017 and March 31, 2018, $0.6 million and $0.3 million (unaudited) of restructuring liability remained, respectively. The Company does not expect to incur additional material costs related to the plan.

Restructuring charges associated with this plan are included in Goodwill impairment and restructuring charges in the consolidated statement of operations. Accrued termination benefits is recorded within the “Accrued payroll and related taxes” component of “Accrued expenses and trade payables” on the consolidated balance sheet (See Note 4). The accrued termination benefit balance as of December 31, 2017 is expected to be paid within one year.

Recently Issued Accounting Pronouncements

Recently Adopted Accounting Standards

In March 2016, the FASB issued ASU No. 2016-09, related to Compensation—Stock Compensation (“Topic 718”). This standard makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation and the financial statement presentation of excess tax benefits or deficiencies. ASU No. 2016-09 also clarifies the statement of cash flows presentation for certain components of share-based awards. The standard is effective for interim and annual reporting periods beginning after December 15, 2017, for business entities that are not public, although early adoption is permitted. The Company early adopted ASU No. 2016-09 on January 1, 2017. The Company elected to account for forfeitures upon occurrence and the net cumulative-effect was recognized as a $0.1 million increase to additional paid-in capital and a $0.1 million increase to accumulated deficit upon adoption. Also upon adoption, the Company recorded a $11.3 million cumulative-effect adjustment decrease in accumulated deficit and an offsetting increase in deferred tax assets for previously unrecognized excess tax benefits that existed as of

AVALARA, INC.

Notes to Consolidated Financial Statements

January 1, 2017. Since the realization of these deferred tax assets is not more likely than not to be recovered, in 2017 the Company recorded a $11.3 million valuation allowance against these deferred tax assets with an offsetting increase in accumulated deficit.

In January 2017, the FASB issued ASU No. 2017-04, which eliminates step two from the goodwill impairment test. Under the amendments in ASU 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for the Company in the first quarter of fiscal 2021 on a prospective basis, and earlier adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Company adopted ASU No. 2017-04 on January 1, 2017. See Note 6 for further details.

New Accounting Standards Not Yet Adopted

As an “emerging growth company,” the Jumpstart Our Business Startups Act, or the JOBS Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 which, along with subsequent ASUs, amends the existing accounting standards for revenue recognition. This guidance is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to receive when products are transferred to customers. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period for public business entities, and for annual reporting periods beginning after December 15, 2018 for business entities that are not public. This guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. Additionally, the new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. The Company is currently in the process of assessing its adoption methodology and has not yet selected a method. The Company is also evaluating the impact of the adoption on its consolidated financial statements. While the Company believes that adoption will require capitalization of certain selling costs that are currently expensed, such as sales and partner commissions, it has not yet determined whether the effect of these, or other adjustments will be material to revenue or results of operations. The Company is continuing to assess the impact of adoption, which may identify other impacts on the Company’s financial statements. The Company expects to adopt and implement the new revenue recognition guidance effective January 1, 2019.

In February 2016, the FASB issued ASU No. 2016-02 which requires lessees to generally recognize most operating leases on the balance sheets but record expenses on the income statements in a manner similar to current accounting. The guidance is effective in 2020 for business entities that are not public with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the Company’s financial statements. The Company currently expects that most operating lease commitments will be subject to the new standard and will be recognized as operating lease liabilities and right-of-use assets upon adoption. While the Company has not yet quantified the

AVALARA, INC.

Notes to Consolidated Financial Statements

impact, these adjustments will increase total assets and total liabilities relative to such amounts reported prior to adoption.

In August 2016, the FASB issued ASU No. 2016-15, related to classification of certain cash receipts and payments. ASU 2016-15 is intended to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows and to eliminate the diversity in practice related to such classifications. The guidance in ASU 2016-15 is required for annual reporting periods beginning after December 15, 2018 for business entities that are not public, with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the Company’s financial statements.

In November 2016, the FASB issued ASU, No. 2016-18, related to restricted cash, which is intended to add or clarify guidance on the classification and presentation of changes in restricted cash on the statement of cash flows and to eliminate the diversity in practice related to such classifications. The guidance in ASU 2016-18 is required for annual reporting periods ending after December 15, 2018, for business entities that are not public, with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the Company’s financial statements.

3. Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis

The fair value measurements of assets and liabilities recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall on dates presented as follows (in thousands):

		Fair Value Measurements Using
December 31, 2016	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$15,788	$15,788	$	$
Earnout related to acquisitions	6,235				6,235

		Fair Value Measurements Using
December 31, 2017	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$10,261	$10,261	$	$
Earnout related to acquisitions	380				380

		Fair Value Measurements Using
March 31, 2018 (unaudited)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$8,185	$8,185	$	$
Earnout related to acquisitions	230				230

AVALARA, INC.

Notes to Consolidated Financial Statements

The Company uses the fair value hierarchy for financial assets and liabilities. The Company’s non-financial assets and liabilities, which include goodwill, intangible assets, and long-lived assets, are not required to be carried at fair value on a recurring basis.

Preferred Stock Warrant Liability

The Company’s Series A preferred stock warrants were recorded at fair value at December 31, 2015 which required the use of Level 3 inputs. There were no Series A preferred stock warrants outstanding at December 31, 2016 and 2017.

The Company used a PWERM to value the Series A preferred stock warrants as of December 31, 2015. PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the rights of each share class. PWERM allocates the equity value to each class of the Company’s equity including its Series A preferred stock warrants. In utilizing the PWERM, the Company assigned a 70% probability of an initial public offering; a 10% probability of a sale of the Company; and 20% probability of remaining a private company. Each of these probabilities and dates were then evaluated to determine an expected enterprise value at each date. These enterprise values were then placed into a participation payout model which allocates value to each respective equity instrument in the capital structure.

Earnout Liability

The Company estimates the fair value of earnout liabilities using the probability-weighted discounted cash flow and Monte Carlo simulations. The Company measured the fair value of the 2015 acquisition of VAT Applications earnout liability using a Monte Carlo simulation approach which utilized a discount rate of 15% and a risk-free rate based on linear interpolated U.S. Treasury rates commensurate with the term. As of December 31, 2016, the earnout liability was valued utilizing a discount rate of 16% and a risk-free rate based on linear interpolated U.S. Treasury rates commensurate with the term.

During the fourth quarter of 2017, the Company agreed to settle its earnout obligations under the VAT Applications acquisition agreement for €2.5 million, or approximately $3.1 million. This fixed amount is payable during the fourth quarter of 2018.

In 2016, the Company acquired Gyori Eto Empreendimentos e Particpacoes (“Gyori”), a business that provides certain tax-related compliance solutions and content for the Brazilian market (see Note 5). The Company measured the fair value of the 2016 acquisition of Gyori earnout liability using a Monte Carlo simulation approach which utilized a discount rate of 19% and a risk-free rate based on linear interpolated U.S. Treasury rates commensurate with the term. As of December 31, 2016, 2017 and March 31, 2018, the earnout liability was valued utilizing a discount rate of 20%, 22% and 20% (unaudited), respectively, and a risk-free rate based on linear interpolated U.S. Treasury rates commensurate with the term.

Earnout liabilities are classified as Level 3 liabilities because the Company uses unobservable inputs to value them, reflecting its assessment of the assumptions market participants would use to value these liabilities. Changes in the fair value of earnout liability are recorded as other (income) expense, net in the consolidated statements of operations.

AVALARA, INC.

Notes to Consolidated Financial Statements

A reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying consolidated balance sheets using significant unobservable (Level 3) inputs, except of the earnout liability for VAT Applications as discussed above, is as follows (in thousands):

	December 31,			March 31,
	2015	2016	2017	2018
				(unaudited)
Preferred stock warrant liability:
Balance beginning of period	$1,986	$1,936
Change in fair value of preferred stock warrants	82	(28)
Fair value of exercised preferred stock warrants	(132)	(1,908)

Balance end of period	$1,936	$—

Earnout liability:
Balance beginning of period	$891	$6,848	$6,235	$380
Fair value of earnout liability originally recorded	5,648	663	—	—
Payments of earnout liability	(299)	(1,624)	(2,101)	—
Settlement of earnout liability	—	—	(3,051)	—
Total unrealized (gains) losses included in other income	608	348	(703)	(150)

Balance end of period	$6,848	$6,235	$380	$230

Balance of earnout liability included in current liabilities(1)	$1,828	$3,645	$3,061	$3,130
Balance of earnout liability included in noncurrent liabilities	5,020	2,590	370	230

(1)	Balance at December 31, 2017 and March 31, 2018 (unaudited) includes $3.1 million for the settlement of the VAT Applications earnout.

Assets measured at fair value on a non-recurring basis

During 2017, certain non-financial assets were measured at fair value on a non-recurring basis, including goodwill and certain intangible assets. As a result of these measurements, goodwill related to the Brazilian reporting unit, with a total carrying value of $19.8 million was written down to fair value of $11.4 million, resulting in an impairment charge of $8.4 million in the year ended December 31, 2017. The fair value was determined using significant unobservable (Level 3) inputs. See Note 6 for additional details on the impairment charge and valuation methodologies.

There was no impairment recorded for the three months ended March 31, 2017 and 2018 (unaudited).

AVALARA, INC.

Notes to Consolidated Financial Statements

4. Balance Sheet Detail

Property and equipment, net consisted of the following (in thousands):

	Useful Life (Years)	December 31,		March 31,
		2016	2017	2018
				(unaudited)
Computer equipment and software	3	$11,744	$12,884	$10,853
Internally developed software	6	1,540	2,512	2,826
Furniture and fixtures	5	3,882	4,459	4,960
Office equipment	5	562	622	597
Leasehold improvements	1 to 10	8,862	20,339	23,194

		26,590	40,816	42,430
Accumulated depreciation		(11,808)	(15,422)	(11,851)

Property and equipment—net		$14,782	$25,394	$30,579

To conform to the current year presentation, certain reclassifications were made to the December 31, 2016 property and equipment balances for assets not yet placed into service. Depreciation expense was $5.1 million, $5.2 million, $4.9 million, $1.2 million (unaudited) and $1.6 million (unaudited) for the years ended December 31, 2015, 2016, and 2017, and for the three months ended March 31, 2017 and 2018, respectively.

Prepaid expenses and other current assets (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Prepaid expenses	$4,151	$5,077	$7,096
Deferred financing costs	—	1,575	2,022
Deposits	95	244	270
Other	139	120	36

Total	$4,385	$7,016	$9,424

Accrued expenses and trade payables consisted of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Accrued payroll and related taxes	$8,942	$13,338	$9,651
Accrued state, federal, and local taxes	1,412	1,044	856
Accrued referral source commissions	3,891	4,271	3,709
Trade payables	9,459	9,822	8,593
Earnout liabilities	3,645	3,061	3,130
Other	6,133	6,628	8,456

Total	$33,482	$38,164	$34,395

AVALARA, INC.

Notes to Consolidated Financial Statements

5. Acquisition

September 2016 Acquisition of Gyori in Brazil

On September 22, 2016, the Company completed a stock purchase agreement (the “Gyori Purchase”) to acquire Gyori Eto Empreendimentos e Particpacoes (“Gyori”), a business that provides tax-related compliance solutions and content for the Brazilian market. The business was previously conducted by five separate companies and was combined into one holding company, Gyori, several months prior to the closing of the acquisition. The Company accounted for the Gyori Purchase as a business combination. As a result of the acquisition, the Company further expanded its global reach and its ability to provide transaction tax solutions in one of the world’s most complicated transaction tax jurisdictions.

The Company continues to integrate Gyori’s operations, including sales activities and general and administrative functions into the Company’s worldwide operations, and has re-branded the product offerings to use the Avalara tradename. Acquisition-related costs of $1.2 million for the year ended December 31, 2016 were primarily for professional fees to perform due diligence and legal fees associated with the acquisition.

The total purchase price was $21.7 million, consisting of $17.2 million in cash, 285,710 shares of common stock valued at $3.8 million, and an earnout provision valued upon acquisition at $0.7 million with a maximum payout of $6.8 million based on future financial performance. The earnout provides for three annual payouts based on achieving specified growth in base annual recurring revenue (“BARR”) for each year. The BARR, as defined in the stock purchase agreement, is based on such revenue from July 1, 2015 to June 30, 2016. The maximum annual payments that can be earned in each of the next three-year periods is as follows:

(1)	For Year 1 (July 1, 2016 to June 30, 2017) achieving 25% growth over BARR earns $0.6 million;

(2)	for Year 2 (July 1, 2017 to June 30, 2018), achieving 68.75% growth over BARR earns $2.5 million; and

(3)	for Year 3 (July 1, 2018 to June 30, 2019), achieving 144.69% growth over BARR earns $3.7 million.

The earnout was originally recognized at fair value at the date of the business combination and is recorded as a liability on the balance sheet. The earnout is adjusted to fair value quarterly (see Note 3). No amounts were earned in the Year 1 performance period.

AVALARA, INC.

Notes to Consolidated Financial Statements

The allocation of the fair value of the assets acquired and the liabilities assumed in the Gyori Purchase is provided in the following table (in thousands):

Assets acquired:
Current assets	$628
Other non-current assets	65
Developed technology, customer relationships, and other intangibles	4,669
Goodwill (includes assembled workforce)	19,382

Total assets acquired	24,744

Liabilities assumed:
Debt obligations, current portion	495
Other current liabilities	903
Debt obligations, non-current portion	89
Deferred tax liabilities	1,257
Other non-current liabilities	349

Total liabilities assumed	3,093

Net assets acquired	$21,651

The Company utilizes different valuation approaches and methodologies to determine the fair value of the acquired assets. A summary of the valuation methodologies, significant assumptions, and estimated useful lives of acquired intangibles in the Gyori Purchase are provided in the below table (in thousands):

Intangible	Assigned Value	Valuation Methodology	Discount Rate	Assigned Useful Life
Customer relationships	$1,073	Multi-period excess earnings-income approach	20.0%	10 years
Trademarks and trade names	81	Relief from royalty- income approach	20.0%	1 year
Developed technology and customer database	3,387	Relief from royalty- income approach	19.0%	6 years
Noncompetition agreements	128	With-and-without valuation- income approach	20.0%	3 years

The excess of the purchase price over the net identifiable tangible and intangible assets of $19.4 million has been recorded as goodwill, which includes synergies expected from the combined service offerings and the value of the assembled workforce. The goodwill is expected to be non-deductible for tax purposes.

During the fourth quarter of 2017, the Company recorded a $8.4 million goodwill impairment charge related to the Brazil business (see Note 6). The charge is included in Goodwill impairment and restructuring charges in the consolidated statement of operations.

For the period from the date of the Gyori acquisition through December 31, 2016, revenue was $1.2 million and the pre-tax loss was $1.4 million from the Gyori business.

AVALARA, INC.

Notes to Consolidated Financial Statements

June 2015 Acquisition of VAT Applications

On June 10, 2015, the Company entered into a Share Purchase Agreement (the “iVAT Purchase”) with VAT Applications NV, VAT House Services NV and VAT Integrations BVBA, (collectively “iVAT”). iVAT is a developer of the iVAT suite of VAT compliance software and services for businesses compliance. The Company accounted for the iVAT Purchase as a business combination. As a result of the acquisition the Company expands its global reach and expands its ability to provide VAT content. Acquisition-related costs of approximately $0.1 million for the year ended December 31, 2015 were primarily for professional fees to perform due diligence and other procedures associated with the acquisition.

The total purchase price of this transaction was $16.5 million, consisting of $11.3 million paid in cash and earnout of $5.2 million.

Based on the terms of the iVAT purchase agreement, the earnout allows for three annual payouts equal to 55% of the amount above baseline bookings for each year. The baseline bookings, as defined in the purchase agreement, is equal to (1) the combined bookings from July 1, 2014 to June 30, 2015 for Year 1; (2) for Year 2, the baseline is equal to the combined bookings in Year 1 and; (3) for Year 3, the baseline is equal to the combined bookings in Year 2. The earnout was originally recognized at fair value at the date of the business combination and was recorded as liability on the balance sheet. In the Year 1 and Year 2 performance periods, a $1.0 million and $1.6 million payout was earned, respectively. The Company agreed to settle the Year 3 earnout for approximately $3.1 million, see Note 3.

The allocation of the fair value of the assets acquired and the liabilities assumed in the iVAT Purchase is provided in the following table (in thousands):

Assets acquired:
Current assets	$1,794
Other non-current assets	551
Developed technology, customer relationships, and other intangibles	5,983
Goodwill (includes assembled workforce)	10,483

Total assets acquired	18,811

Liabilities assumed:
Other current liabilities	345
Deferred revenue, current portion	486
Deferred tax liabilities	1,464
Other non-current liabilities	32

Total liabilities assumed	2,327

Net assets acquired	$16,484

AVALARA, INC.

Notes to Consolidated Financial Statements

The company utilizes different valuation approaches and methodologies to determine the fair value of the acquired assets. A summary of the valuation methodologies, significant assumptions, and estimated useful lives for acquired intangibles in the iVAT Purchase are provided in the below table (in thousands):

Intangible	Assigned Value	Valuation Methodology	Discount Rate	Assigned Useful Life
Customer relationships	$2,956	With-and-without valuation-income approach	21.0%	5 years
Trademarks and trade names	53	Relief from royalty-income approach	21.0%	3 years
Developed technology and customer database	2,755	Multi-period excess earnings-income approach	21.0%	6 years
Noncompetition agreements	219	With-and-without valuation-income approach	21.0%	3 years

The excess of the purchase price over the net identified tangible and intangible assets of $10.5 million has been recorded as goodwill, which includes expected synergies and the value of the assembled workforce. The goodwill is expected to be non-deductible for tax purposes.

For the period from the date of the iVAT Purchase through December 31, 2015, revenue from iVAT customers was $1.0 million and the pre-tax loss from the iVAT business was $2.3 million.

June 2015 Acquisition of EZtax

On June 1, 2015, the Company entered into a Stock Purchase Agreement (the “EZtax Purchase”) with BillSoft, Inc. (dba EZtax), (“EZtax”). EZtax is a provider of automated software solutions for telecom sales tax compliance. The Company accounted for the EZtax Purchase as a business combination. As a result of the acquisition, the Company enhanced its platform by expanding its content database and delivering a widely-distributed solution. Acquisition-related costs of approximately $0.2 million for the year ended December 31, 2015 were primarily for professional fees to perform due diligence and other procedures associated with the acquisition.

The total purchase price of this transaction was $28.1 million, consisting entirely of cash. The allocation of fair value of the assets acquired and the liabilities assumed in the EZtax Purchase is provided in the following table (in thousands):

Assets acquired:
Current assets	$2,189
Other non-current assets	502
Developed technology, customer relationships, and other intangibles	7,759
Goodwill (includes assembled workforce)	23,009

Total assets acquired	33,459

Liabilities assumed:
Other current liabilities	1,718
Deferred revenue, current portion	634
Deferred tax liabilities	2,987

Total liabilities assumed	5,339

Net assets acquired	$28,120

AVALARA, INC.

Notes to Consolidated Financial Statements

The Company utilizes different valuation approaches and methodologies to determine the fair value of the acquired assets. A summary of the valuation methodologies, significant assumptions, and estimated useful lives for acquired intangibles in the EZtax Purchase are provided in the below table (in thousands):

Intangible	Assigned Value	Valuation Methodology	Discount Rate	Assigned Useful Life
Customer relationships	$2,880	With-and-without valuation-income approach	20.0%	10 years
Trademarks and trade names	29	Relief from royalty-income approach	20.0%	1 year
Developed technology and customer database	4,807	Multi-period excess earnings-income approach	20.0%	6 years
Noncompetition agreements	43	With-and-without valuation-income approach	20.0%	5 years

The excess of the purchase price over the net identified tangible and intangible assets of $23.0 million has been recorded as goodwill, which includes expected synergies and the value of the assembled workforce. The goodwill is expected to be non-deductible for tax purposes.

For the period from the date of the EZtax Purchase through December 31, 2015, revenue from EZtax customers was $6.3 million and the pre-tax loss from the EZtax business was $2.5 million.

February 2015 Acquisition of HotSpot

On February 25, 2015, the Company entered into an Agreement and Plan to Merger (the “HotSpot Purchase”) with HotSpot Tax, Inc. (“HotSpot”). HotSpot is a provider of comprehensive, cloud-based, automated software solutions for vacation rental tax compliance for companies in the United States. The Company accounted for the HotSpot Purchase as a business combination. As a result of the acquisition the Company enhanced its platform by expanding its content database and delivering a widely-distributed solution. Acquisition-related costs incurred, which primarily for professional fees to perform due diligence and other procedures associated with the acquisition, were expensed as incurred and were not material for the year ended December 31, 2015.

The total purchase price of this transaction was $9.1 million, consisting of $6.4 million paid in cash, 341,163 shares of Series D-1 preferred stock valued at $2.3 million, and earnout with an estimated fair value of $0.4 million at the acquisition date. The value of the Company’s Series D preferred stock was determined by using a PWERM, which assigned a 60% probability of an initial public offering in 2016; a 10% probability of a sale of the Company in 2017; and 30% probability of remaining a private company.

The earnout in the HotSpot Purchase provides for a one-time payment of $0.5 million if revenue attributable HotSpot customers for the period of January 1, 2016 through December 31, 2016 meets certain thresholds. The Company is not required to issue any earnout consideration if revenue during this period is less than $2.0 million. Factoring in a discount rate of 4% and probabilities of various scenarios, the fair value of the earnout was estimated to be $0.4 million at the date of acquisition on February 25, 2014. The earnout was recognized at fair value at the date of the business combination and was recorded as a liability on the balance sheet. No amounts were earned in the performance period.

AVALARA, INC.

Notes to Consolidated Financial Statements

The allocation of the fair value of the assets acquired and the liabilities assumed in the HotSpot Purchase is provided in the following table (in thousands):

Assets acquired:
Current assets	$1,241
Other non-current assets	44
Developed technology, customer relationships, and other intangibles	2,334
Goodwill (includes assembled workforce)	6,177

Total assets acquired	9,796

Liabilities assumed:
Other current liabilities	38
Long term credit facility	171
Deferred tax liabilities	476

Total liabilities assumed	685

Net assets acquired	$9,111

The Company utilizes different valuation approaches and methodologies to determine the fair value of the acquired assets. A summary of the valuation methodologies, significant assumptions, and estimated useful lives for acquired intangibles in the HotSpot Purchase are provided in the below table (in thousands):

Intangible	Assigned Value	Valuation Methodology	Discount Rate	Assigned Useful Life
Customer relationships	$83	With or without approach- income approach	28.5%	6 years
Trademarks and trade names	4	Relief from royalty- income approach	28.5%	1 year
Developed technology and customer database	2,247	Multi-period excess earnings-income approach	28.5%	7 years

The excess of the purchase price over the net identified tangible and intangible assets of $6.2 million has been recorded as goodwill, which includes expected synergies and the value of the assembled workforce. The goodwill is expected to be non-deductible for tax purposes. For the period from the date of the HotSpot Purchase through December 31, 2015, revenue from HotSpot customers was $0.8 million and the pre-tax loss from the HotSpot business was $1.6 million.

Pro Forma Financial Information (Unaudited)

The unaudited pro forma financial information in the table below summarizes the combined results of operations for Avalara, Gyori, VATapp, HotSpot, and EZtax (which were considered relevant for the purposes of unaudited pro forma financial information disclosure) as though the companies were combined as of January 1, 2015. The unaudited pro forma financial information presented also included the business combination accounting effects resulting from the acquisition, including amortization charges from acquired intangible assets. The unaudited pro forma financial information as presented below is for informational purposes only and is not necessarily indicative of the results of

AVALARA, INC.

Notes to Consolidated Financial Statements

operations that would have been achieved if the Gyori acquisition had taken place as of January 1, 2015.

	2015	2016
	(in thousands)
Revenue	$134,164	$172,024
Net loss	(78,274)	(59,739)

6. Intangible Assets

Finite-lived intangible assets consisted of the following (in thousands):

		December 31, 2016
	Average Useful Life (Years)	Gross	Accumulated Amortization	Net
Customer relationships	3 to 10	$14,899	$(5,592)	$9,307
Developed technology	3 to 8	24,476	(10,049)	14,427
Noncompete agreements	3 to 5	562	(300)	262
Tradename and trademarks	1 to 4	413	(309)	104

		$40,350	$(16,250)	$24,100

		December 31, 2017
	Average Useful Life (Years)	Gross	Accumulated Amortization	Net
Customer relationships	3 to 10	$15,270	$(7,347)	$7,923
Developed technology	3 to 8	24,781	(13,785)	10,996
Noncompete agreements	3 to 5	586	(446)	140
Tradename and trademarks	1 to 4	419	(404)	15

		$41,056	$(21,982)	$19,074

		March 31, 2018 (unaudited)
	Average Useful Life (Years)	Gross	Accumulated Amortization	Net
Customer relationships	3 to 10	$15,353	$(7,807)	$7,546
Developed technology	3 to 8	24,864	(14,684)	10,180
Noncompete agreements	3 to 5	592	(488)	104
Tradename and trademarks	1 to 4	420	(413)	7

		$41,229	$(23,392)	$17,837

AVALARA, INC.

Notes to Consolidated Financial Statements

Finite-lived intangible assets are generally amortized on a straight-line basis over the remaining estimated useful life as management believes that this reflects the expected benefit to be received from these assets. Finite-lived intangible assets amortization expense was $4.1 million, $5.1 million, $5.7 million, $1.4 million (unaudited), and $1.4 million (unaudited) for the years ended December 31, 2015, 2016, and 2017, and for the three months ended March 31, 2017 and 2018 respectively. Future amortization expense related to these finite-lived intangible assets is expected to be as follows (in thousands):

Years Ending December 31
2018	$5,490
2019	4,716
2020	3,608
2021	2,289
2022	1,297
Thereafter	1,674

$19,074

Goodwill

Changes in the carrying amount of goodwill through March 31, 2018, are summarized as follows (in thousands):

Balance—January 1, 2016	$60,754
Acquisition of Gyori	19,382
Cumulative translation adjustments	(388)

Balance—December 31, 2016	$79,748

Cumulative translation adjustments	1,152
Goodwill impairment	(8,418)

Balance—December 31, 2017	$72,482

Cumulative translation adjustments (unaudited)	373

Balance—March 31, 2018 (unaudited)	$72,855

Goodwill is tested for impairment annually on October 31 at the reporting unit level or whenever circumstances occur indicating goodwill might be impaired. The impairment test involves comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value reflects the price a market participant would be willing to pay in a potential sale of the reporting unit. If the fair value exceeds carrying value, the Company will conclude that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, the Company will recognize an impairment loss in an amount equal to the excess, not to exceed the carrying value.

The Company has three reporting units for goodwill impairment testing consisting of its U.S., European, and Brazilian operations. When following a quantitative approach, the Company measures the fair value of its reporting units using a combination of a discounted cash flow approach and the market valuation approach using publicly traded company multiples in similar businesses, which are Level 3 measurements. This analysis requires significant judgments, including estimation of future

AVALARA, INC.

Notes to Consolidated Financial Statements

cash flows, which is dependent on internal forecasts, determination of the Company’s weighted average cost of capital, which is risk-adjusted to reflect the specific risk profile of the reporting unit being tested, and determination of revenue multiples, which are based on guideline public company multiples and adjusted for the specific size and risk profile of the reporting unit. The weighted average cost of capital used in the Company’s most recent annual impairment test was risk-adjusted to reflect the specific risk profile of the reporting units and ranged from 22% to 25%.

A quantitative impairment test was performed for the Company’s European and Brazilian reporting units. Upon completion, the fair value of the European reporting unit was in excess of the carrying value, whereas the fair value of the Brazilian reporting unit was less than the carrying value.

In the first ten months of 2017, the Brazilian reporting unit did not meet revenue or cash flow objectives due primarily to longer than expected integration efforts and a smaller proportion of recurring revenues than previously anticipated. This led to a delay in the forecasted timing of future revenue and cash flow compared to previous expectations. In addition to delaying cash flows, management also updated its internal forecast to reflect lower assumed future revenue growth rates. As a result, management concluded that a $8.4 million impairment adjustment was required. The goodwill impairment charge is included in Goodwill impairment and restructuring charges in the consolidated statements of operations.

The U.S. reporting unit had a negative carrying value as of October 31, 2017. The carrying amount of goodwill for the U.S. reporting unit was $50.7 million.

The Company did not have an accumulated goodwill impairment as of December 31, 2016, and had $8.4 million of accumulated goodwill impairment as of December 31, 2017, and March 31, 2018 (unaudited).

7. Commitments and Contingencies

Leases

The Company has non-cancelable operating leases for office facilities in the United States, United Kingdom, Belgium, Brazil and India that expire through 2028. Rent expense was $4.7 million, $4.8 million, $5.7 million, $1.1 million (unaudited) and $2.3 million (unaudited) for the years ended December 31, 2015, 2016, and 2017, and for the three months ended March 31, 2017 and 2018 respectively.

The Company’s obligation for payments under these leases is as follows (in thousands):

Years Ending December 31	Operating Leases
2018	$7,680
2019	8,748
2020	9,193
2021	9,800
2022	9,810
Thereafter	40,076

Total minimum lease payments	$85,307

AVALARA, INC.

Notes to Consolidated Financial Statements

In June 2016, the Company entered into an office lease agreement (the “King Street Lease”), which the Company began using in the first quarter of 2018 for its new corporate headquarters. The Company’s lease for its former corporate headquarters will expire at the end of 2022.

The King Street Lease provides for a term of 120 full calendar months commencing when the Landlord delivers the premises to the Company, which was in the first quarter of 2018. Pursuant to the King Street Lease, base rent will be approximately $231,424 per month for the first ten months following the commencement of the Term, and will increase each twelve-month period thereafter and as additional floors are added to the lease term. Further, base rent will be approximately $578,390 per month for the final twelve months of the lease. The base rent payments do not include the Company’s proportionate share of any operating expenses for the location.

Commitments

The Company has commitments related to network infrastructure, hosting services, and software licenses. The Company’s obligation for future payments under these contracts is $5.1 million, $3.3 million, $3.3 million, and $3.5 million for each of the years ending December 31, 2018 through 2021, respectively.

Contingencies

Loss contingencies may arise in connection with the ordinary conduct of the Company’s business activities. The Company considers all loss contingencies on a quarterly basis and based on known facts assesses whether potential losses are considered reasonably possible, probable and estimable. The Company establishes an accrual for loss contingencies when the loss is both probable and reasonably estimable. These accruals represent management’s best estimate of probable losses and, in such cases, there may be an exposure to loss in excess of the amounts accrued. Significant judgment is required to determine both likelihood of there being a probable loss and the estimated amount of a loss. If a loss contingency is not both probable and reasonably estimable, the Company does not establish an accrual, but will evaluate other disclosure requirements and continue to monitor the matter for developments that would make the loss contingency both probable and reasonably estimable. The ultimate outcome of any litigation relating to a loss contingency is uncertain and, regardless of outcome, litigation can have an adverse impact on the Company because of defense costs, negative publicity, diversion of management resources and other factors.

Pursuant to the Company’s agreement with the Streamlined Sales Tax Governing Board, Inc., or SST, the Company calculates and remits sales taxes to certain states on behalf of its customers, and that agreement contains provisions detailing the circumstances under which the Company may become liable to member states in the event of delinquent payment of taxes. In a situation where the state is conducting a sales tax audit and the Company’s customer has declared bankruptcy or otherwise terminated operations before the appropriate documentation or tax liabilities have been remitted to the taxing jurisdiction, the Company could be held to be financially responsible for certain tax liabilities.

The Company accrues for estimated losses for SST sales tax audits at the time it recognizes revenue based on an evaluation of the history of loss in comparison to historical revenue. The Company adjusts this estimate as needed when actual experience differs from previously recorded amounts, or when a particularly significant or unusual claim or liability is deemed probable of payment by the Company. The reserve for estimated losses from SST sales tax audits is $0.2 million,

AVALARA, INC.

Notes to Consolidated Financial Statements

$0.1 million, and $0.1 million (unaudited) as of December 31, 2016 and 2017, and March 31, 2018 respectively.

In its standard subscription agreements, the Company has agreed to indemnification provisions with respect to certain matters. Further, from time to time, the Company has also assumed indemnification obligations through its acquisition activity. These indemnification provisions can create a liability to the Company if its services do not appropriately calculate taxes due to tax jurisdictions, or if the Company is delinquent in the filing of returns on behalf of its customers. Although the Company’s agreements have disclaimers of warranties that limit its liability (beyond the amounts the Company agrees to pay pursuant to its indemnification obligations and guarantees, as applicable), a court could determine that such disclaimers and limitations are unenforceable as a matter of law and hold the Company liable for certain errors. Further, in some instances the Company has negotiated agreements with specific customers or assumed agreements in connection with the Company’s acquisitions that do not limit this liability or disclaim these warranties. It is not possible to reasonably estimate the potential loss under these indemnification arrangements.

While the Company has never paid a material claim related to these indemnification provisions, the Company believes that, as of December 31, 2017 and March 31, 2018 (unaudited), there is a reasonable possibility that a loss may be incurred pursuant to certain of these arrangements and estimates a range of loss of up to $2.0 million. The Company has not recorded an accrual related to these arrangements as of December 31, 2017 or March 31, 2018 (unaudited) because it has not determined that a loss is probable. While no claim has been asserted against the Company, if such claim were made, the Company would vigorously defend itself. The ultimate outcome of these potential obligations is unknown, and it is possible that the actual losses could be higher than the estimated range.

8. Debt

Loan and Security Agreement

In November 2017, the Company amended its June 2016 loan and security agreement with Silicon Valley Bank and Ally Bank (the “Lenders”). The credit arrangements include a senior secured $30.0 million term loan facility and a $50.0 million revolving credit facility (collectively, the “Credit Facilities”). The $30.0 million term loan must be repaid in November 2020 with principal payments beginning December 2018. The $50.0 million revolving credit facility, which is subject to a borrowing base limitation and is reduced by outstanding letters of credit, must be repaid in November 2019. The obligations under the Credit Facilities are collateralized by substantially all the assets of the Company, including intellectual property, receivables and other tangible and intangible assets.

Collectively, the Credit Facilities include several affirmative and negative covenants, including a requirement that the Company maintain minimum net billings, minimum liquidity and observe restrictions on dispositions of property, changes in its business, mergers or acquisitions, incurring indebtedness, and distributions or investments. Written consent of the Lenders is required to pay dividends to shareholders, with the exception of dividends payable in common stock. As of December 31, 2017 and March 31, 2018 (unaudited), the Company was in compliance with all covenants of the Credit Facilities.

The Company is required to pay a quarterly fee of 0.50% per annum on the undrawn portion available under the revolving credit facility plus the sum of outstanding letters of credit. Under the

AVALARA, INC.

Notes to Consolidated Financial Statements

Credit Facilities, the interest rate on the term loan and the revolving credit facility is based on the greater of either 4.25% or the current prime rate plus 2.25% for the term loan and plus 1.75% for the revolving credit facility. As of December 31, 2017 and March 31, 2018 (unaudited), the Company had borrowings of $30.0 million outstanding under the term loan facility bearing interest at an annual rate of 6.75% and 7.00%, respectively and borrowings of $10.0 million and $28.0 million (unaudited) outstanding under the revolving credit facility bearing interest at an annual rate of 6.25% and 6.50%, respectively.

In November 2017, Silicon Valley Bank issued a $2.5 million standby letter of credit under the Credit Facilities in connection with the lease agreement for the Company’s new corporate headquarters. As of December 31, 2017 and March 31, 2018, after reducing for outstanding borrowings and letters of credit totaling $2.5 million, $37.5 million and $19.5 million (unaudited), remained available for borrowing under the revolving credit facility, respectively.

In June 2016, the Company amended and restated its then-existing loan and security agreement with the Lenders. At that time, the credit arrangements included a senior secured $25.0 million term loan facility and a $25.0 million revolving credit facility. In June 2016, the Company also entered into a $10.0 million subordinated loan and security agreement (the “Subordinated Credit Facility”), with Silicon Valley Bank. No borrowings were made against the Subordinated Credit Facility and it is no longer available to be drawn.

Upon acquisition of Gyori, the Company assumed $0.6 million of several loans and credit lines with Itau Unibanco and Banco Santander (see Note 5). The loans were fully paid off in the fourth quarter of 2017. As of December 31, 2016, the Company had borrowings in Brazil of $0.4 million outstanding.

In December 2015, the Company amended and restated its then-existing loan and security agreement with Silicon Valley Bank. At the time, the credit arrangements included a senior secured $10.0 million term loan facility and a $25.0 million revolving credit facility.

In August 2008, the Company entered into a note payable for $0.4 million that bears interest at 2.54%. The note is currently payable and due upon demand with a remaining balance of $0.2 million as of December 31, 2016, 2017, and March 31, 2018 (unaudited).

Outstanding borrowings consisted of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Current portion:
Credit facilities	$2,928	$625	$2,500
Brazilian borrowings	340	—	—
Note payable	228	234	235

Total current portion of long-term debt	$3,496	$859	$2,735

Noncurrent portion:
Credit facilities	21,755	38,840	55,029
Brazilian borrowings	81	—	—

Total noncurrent portion of long-term debt	$21,836	$38,840	$55,029

AVALARA, INC.

Notes to Consolidated Financial Statements

Deferred financing fees, net of amortization, related to the Credit Facility are reflected as a direct reduction in the carrying amount of noncurrent debt in the balance sheet and the table above. Upon closing the November 2017 amendment to the Credit Facilities, the Company paid commitment fees to the Lenders of $0.4 million. As of December 31, 2015, 2016, 2017, and March 31, 2018 (unaudited) deferred financing fees, net of amortization, were $0.1 million, $0.3 million, $0.5 million, and $0.5 million, respectively.

As of December 31, 2017, future annual principal payments due under outstanding borrowings were as follows (in thousands):

Years Ending December 31
2018	$859
2019	17,500
2020	21,875
2021	—
Thereafter	—

Total minimum debt payments	$40,234

9. Shareholders’ Deficit

(a) Authorized Capital—Common Stock and Preferred Stock

The Company is authorized to issue two classes of stock designated as common stock and preferred stock. As of December 31, 2016, 2017, and March 31, 2018 (unaudited) the Company was authorized to issue up to 153,944,895 shares of common stock with a par value of $0.0001 per share. The Company has a single class of common stock.

The following shares of common stock have been reserved for future issuance upon conversion of the preferred stock, upon exercise of outstanding warrants to acquire common stock and upon exercise of options to acquire common stock at (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Conversion of outstanding Series A preferred stock	6,154	6,154	6,151
Conversion of outstanding Series A-1 preferred stock	2,344	2,344	2,344
Conversion of outstanding Series A-2 preferred stock	139	139	140
Conversion of outstanding Series B preferred stock	896	896	896
Conversion of outstanding Series B-1 preferred stock	10,759	10,759	10,759
Conversion of outstanding Series C preferred stock	3,534	3,534	3,534
Conversion of outstanding Series C-1 preferred stock	4,255	4,255	4,255
Conversion of outstanding Series D preferred stock	4,283	4,283	4,283
Conversion of outstanding Series D-1 preferred stock	11,404	11,404	11,404
Conversion of outstanding Series D-2 preferred stock	7,122	7,122	7,122
Exercise of authorized common stock options (see Note 10)	9,012	10,727	11,214
Exercise of outstanding common stock warrants	678	490	570

Total shares of common stock reserved for future issuance	60,580	62,107	62,672

AVALARA, INC.

Notes to Consolidated Financial Statements

Preferred Stock

The Company had designated ten outstanding series of convertible redeemable preferred stock (collectively, the “Series Preferred Stock”, consisting of Series A, A-1, and A-2, Series B and B-1, Series C and C-1, Series D, D-1 and D-2) as of December 31, 2017 and March 31, 2018 (unaudited). As of December 31, 2016, 2017 and March 31, 2018 (unaudited), the Company was authorized to issue 106,346,091 shares of preferred stock with a par value of $0.0001 per share.

In November 2014, to fund the repurchase of its common and preferred stock, the Company offered Series D-1 preferred stock for sale to a group of accredited investors at a per share purchase price of $6.32. In January 2015, in conjunction with the closing of the common stock and preferred stock repurchase, the Company issued an aggregate of 6,698,370 shares of Series D-1 preferred stock, for aggregate cash proceeds of $42.3 million.

In February 2015, the Company issued 341,163 shares of Series D-1 preferred stock at $6.68 per share related to the acquisition of HotSpot Tax, Inc.

In August 2016, the Company initiated a limited time tender offer, pursuant to which it offered to repurchase its common stock at a per share price of $12.92 and shares of Series A preferred stock, Series A-1 preferred stock, Series A-2 preferred stock, Series B preferred stock, Series B-1 preferred stock, Series C preferred stock, Series C-1 preferred stock, Series D preferred stock and Series D-1 preferred stock at a per share purchase price of $6.65. The tender offer was provided to all existing shareholders. Employees holding vested and currently exercisable stock options could participate in the repurchase through exercise and tender of shares. The prices paid in this repurchase were equal to the fair value of the Company’s shares on the offer date, as determined through comparison to a valuation completed as of June 30, 2016. To fund the repurchase of its common and preferred stock, the Company offered a new round of Series D-2 preferred stock for sale to a group of accredited investors at a per share purchase prices of $6.75. In September 2016, in conjunction with the closing of the common stock and preferred stock repurchase, the Company issued an aggregate of 14,244,640 shares of Series D-2 preferred stock, for aggregate cash proceeds of $96.2 million.

The Series Preferred Stock have conversion to common and liquidation values per share as follows:

Preferred Stock Series	Purchase Date	Conversion Ratio to Common Stock	Per Share Liquidation Preference
A	November 30, 2005	2:1	$0.8880
A-1	March 15, 2009	2:1	0.4440
A-2	January 21, 2010	2:1	1.6908
B	May 14, 2010	2:1	0.9400
B-1	November 5, 2010	2:1	1.1000
C	June 18, 2012	2:1	2.8291
C-1	November 13, 2013	2:1	1.5000
D	February 12, 2014	2:1	5.2500
D-1	November 10, 2014	2:1	6.3200
D-2	September 12, 2016	2:1	6.7500

AVALARA, INC.

Notes to Consolidated Financial Statements

The rights, preferences, privileges, and restrictions for the Series Preferred Stock are as follows:

Voting

The Series Preferred Stock shall be entitled to vote on all matters submitted to the shareholders for a vote together with the holders of common stock, in addition to being entitled to vote as a separate class, or classes, on certain other matters. Each share of common stock is entitled to one vote. Each share of Series Preferred Stock is entitled to a number of votes equal to the number of shares of common stock issuable upon conversion of such Series Preferred Stock as of the record date for such vote.

Dividends

The Company shall not declare or pay or set apart any dividend on any shares of Series Preferred Stock unless the Company shall simultaneously declare and pay an equivalent dividend in respect of each of the other outstanding shares of Series Preferred Stock (on a converted to common basis). Dividends are payable when declared by the board of directors without cumulative preferences. No dividends were declared or paid during the years ended December 31, 2015, 2016, 2017, or for the three months ended March 31, 2018 (unaudited).

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of Series Preferred Stock then outstanding shall be entitled to receive by reason of their ownership in preference to any distribution of assets of the Company to the holders of the common stock or any other of the preferred stock that ranks junior in liquidation to the Series Preferred Stock, on a pari passu basis, an amount per share equal to the liquidation value plus all declared and unpaid dividends on such shares of Series Preferred Stock. The table above lists the liquidation value of the Series Preferred Stock before adjustment for stock dividends, stock splits, combinations, reorganizations, recapitalizations, reclassifications, or similar transactions affecting the number of outstanding shares.

The Series Preferred Stock contain provisions that, in the event of a change in the control of the Company, would give the holders of the Series Preferred Stock liquidation rights equal to the liquidation preference on the Series Preferred Stock. Due to these redemption characteristics, the Company’s convertible preferred stock has been presented separate and apart from permanent shareholders’ equity in the consolidated balance sheets.

Conversion Rights

The Series Preferred Stock is convertible to common stock. Any shares of Series Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and non-assessable shares of common stock. The Series Preferred Stock also contain an anti-dilution conversion feature under which the respective conversion prices established at the time of each issuance of Series Preferred Stock will be reset to a lower conversion price, if and when, the Company is to issue additional shares of any class of stock at a price that is lower than the initial conversion price established in each respective issuance of Series Preferred Stock. This form of anti-dilution protection is commonly referred to as “down-round protection.”

AVALARA, INC.

Notes to Consolidated Financial Statements

All outstanding shares of Series Preferred Stock shall automatically be converted into common stock upon the earlier of (1) immediately prior to the closing of a Qualified IPO (a sale of common stock to the public that results in aggregate cash proceeds to the Company of not less than $50.0 million) or (2) the date specified by written consent or agreement of the holders of a majority of the then-outstanding shares of Series Preferred Stock, voting together as a single class; provided, that (A) the conversion of the Series B and Series B-1 preferred stock shall require the written consent or agreement of the holders of a majority of the then-outstanding shares of Series B and Series B-1 preferred stock, voting together as a single class, which majority shall include the approval of Sageview Capital Master, L.P., if Sageview holds at least 9,090,909 shares of Series B-1 preferred stock, (B) the conversion of the Series C and Series C-1 preferred stock shall require the written consent or agreement of the holders of a majority of the then-outstanding shares of Series C and Series C-1 preferred stock, voting together as a single class, (C) the conversion of the Series D-1 preferred stock shall require the written consent or agreement of the holders of a majority of the then-outstanding shares of Series D-1 preferred stock, voting together as a separate class, and (D) the conversion of the Series D-2 preferred stock shall require the written consent or agreement of the holders of a majority of the then-outstanding shares of Series D-2 preferred stock, voting together as a separate class. Additionally, a public offering at less than a per share price of one times the original purchase price for the Series D-1 preferred stock requires the holders of the then-outstanding Series D-2 to provide written consent or agreement of a majority of the then-outstanding shares voting as a single class.

Redemption

The Company shall not have the right to and the holders shall not have the right to require the Company to, redeem any shares of Series Preferred Stock, except as described in the Liquidation section above.

(b) Warrant instruments

At December 31, 2015, the following warrants to purchase common stock were outstanding:

Class	Shares (In thousands)	Exercise Price	Fair Value at Issuance	Term (Years)
Series A preferred stock	315	$0.888	$0.441 to $0.480	0.25
Common stock	669	$0.96 to $12.20	$0.046 to $5.120	10

At December 31, 2016, the following warrants to purchase common stock were outstanding:

Class	Shares (In thousands)	Exercise Price	Fair Value at Issuance	Term (Years)
Common stock	678	$0.96 to $12.60	$0.046 to $5.120	10

At December 31, 2017, the following warrants to purchase common stock were outstanding:

Class	Shares (In thousands)	Exercise Price	Fair Value at Issuance	Term (Years)
Common stock	490	$1.50 to $13.84	$0.178 to $6.280	10

AVALARA, INC.

Notes to Consolidated Financial Statements

At March 31, 2018 (unaudited), the following warrants to purchase common stock were outstanding:

Class	Shares (In thousands)	Exercise Price	Fair Value at Issuance	Term (Years)
Common stock	570	$1.50 to $16.60	$0.178 to $6.396	10

Common Stock Warrants

Common stock warrants have typically been granted to members of the Company’s board of directors for services provided. During each of 2015, 2016, 2017, and the three months ended March 31, 2018 (unaudited) the Company issued 80,000, 80,000, 80,000 and 80,000 common stock warrants with weighted average exercise prices of $12.20, $12.60, $13.84, and $16.60 per share, respectively. The warrants granted to the Company’s board of directors were valued with a grant date fair value of $0.4 million, $0.4 million, $0.5 million, $0.4 million (unaudited) and $0.5 million (unaudited) and were expensed as general and administrative expenses for the years ended December 31, 2015, 2016, and 2017, and the three months ended March 31, 2017 and 2018, respectively. The common stock warrants contain net settlement provisions that allow for net exercise and expire in connection with the closing of a public offering of the Company’s common stock, if unexercised at that date.

10. Equity Incentive Plans

The Company has stock-based compensation plans that provide for the award of equity incentives, including stock options, stock bonuses, and restricted stock. As of December 31, 2016, December 31, 2017 and March 31, 2018 (unaudited), the Company had stock options outstanding under two stock-based compensation plans: the 2006 Equity Incentive Plan (the “2006 Plan”) and the Taxcient, Inc. 2005 Stock Option Plan (the “Taxcient Plan”).

Effective March 15, 2006, the Company adopted the 2006 Plan, which allows the Company to grant equity incentives to employees, non-employee directors, advisors, and consultants providing services to the Company. The 2006 Plan is administered by the Company’s board of directors and the Compensation and Leadership Development Committee of the board of directors, which have the discretion to grant options. The term of each option shall be no more than ten years, and the options typically vest in installments over a four-year period. The 2006 Plan provides that on the occurrence of certain strategic events, such as a change in control, the vesting of outstanding options shall be accelerated by an amount of time equal to the vesting period that has elapsed prior to such event, whether or not such options are assumed or substituted in the transaction. If the surviving or acquiring corporation does not assume such options, they will terminate prior to the transaction. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), there were 8,986,166, 10,701,710, and 11,188,323 shares subject to outstanding awards, respectively, and 2,544,808, 2,857,533, and 1,584,824 shares were available for issuance under the 2006 Plan, respectively.

In connection with the Company’s acquisition of Taxcient, Inc. (“Taxcient”) in 2010, the Company assumed the outstanding stock options issued by Taxcient under the Taxcient Plan, with appropriate adjustments to the number of shares and per share exercise prices in accordance with the merger agreement. At the time of the acquisition, the Company terminated the Taxcient Plan for purposes of future grants. As of December 31, 2016 and 2017, and March 31, 2018 there were 25,410, 25,410, and 25,410 shares subject to outstanding options under the Taxcient Plan, all of which were fully vested.

AVALARA, INC.

Notes to Consolidated Financial Statements

The following table summarizes stock option activity for the Company’s stock-based compensation plans:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Options outstanding as of January 1, 2017	9,011,581	8.26	7.08	50,290
Options granted	2,884,125	14.44
Options exercised	(593,698)	3.84
Options cancelled	(444,127)	12.76
Options expired	(130,756)	11.30

Options outstanding as of December 31, 2017	10,727,125	9.94	7.00	71,430

Options granted (unaudited)	1,734,614	16.60
Options exercised (unaudited)	(786,097)	7.66
Options cancelled (unaudited)	(400,021)	13.92
Options expired (unaudited)	(61,888)	11.14

Options outstanding as of March 31, 2018 (unaudited)	11,213,733	10.99	7.21	75,110

Options exercisable as of December 31, 2017	6,248,095	7.34	5.73	57,827
Options exercisable as of March 31, 2018 (unaudited)	6,123,486	7.94	5.80	59,630

A summary of options outstanding and vested as of December 31, 2017 is as follows:

	Options Outstanding		Options Vested and Exercisable
Exercise Prices	Number Outstanding	Weighted Average Life (in Years)	Number Vested and Exercisable	Weighted Average Life (in Years)
$0.70 to 1.90	1,276,983	2.85	1,271,783	2.85
2.86 to 6.40	1,499,421	5.29	1,493,595	5.29
8.04 to 11.72	1,911,801	6.09	1,768,719	6.09
12.20 to 16.06	6,038,920	8.58	1,713,998	7.90

	10,727,125		6,248,095

A summary of options outstanding and vested as of March 31, 2018 (unaudited) is as follows:

	Options Outstanding		Options Vested and Exercisable
Exercise Prices	Number Outstanding	Weighted Average Life (in Years)	Number Vested and Exercisable	Weighted Average Life (in Years)
$0.70 to 1.90	1,187,861	2.78	1,182,816	2.78
2.86 to 6.40	1,247,513	4.91	1,241,798	4.91
8.04 to 11.72	1,600,943	5.84	1,529,694	5.84
12.20 to 15.06	5,147,848	8.20	2,169,178	7.92
16.06 to 16.60	2,029,568	9.78	—

	11,213,733		6,123,486

AVALARA, INC.

Notes to Consolidated Financial Statements

The total intrinsic value of options exercised during 2015, 2016, 2017, and the three months ended March 31, 2017 and 2018 was $19.5 million, $8.6 million, $6.6 million, $0.9 million (unaudited) and $7.0 million (unaudited), respectively.

The aggregate intrinsic value disclosed in the table above is based on the difference between the exercise price of the options and the fair value of the Company’s common stock. The weighted average grant date fair value of options granted during the years ended December 31, 2015, 2016, and 2017 and the three months ended March 31, 2017 and 2018, was $5.58, $5.76, $6.44, $6.44 (unaudited) and $7.16 (unaudited) per share, respectively. During the year ended December 31, 2017 and the three months ended March 31, 2018, 1,930,588 and 723,696 options vested. There were 4,479,030 and 5,090,247 options unvested as of December 31, 2017 and March 31, 2018, respectively.

Total stock-based compensation expense for stock options during the years ended December 31, 2015, 2016, 2017, and for the three months ended March 31, 2017 and 2018 was $5.5 million, $7.8 million, $11.8 million, $2.6 million (unaudited) and $3.0 million (unaudited), respectively. Stock-based compensation expense is recorded on a straight-line basis over the vesting term of each option grant. As of December 31, 2017, and March 31, 2018, $23.6 million and $30.7 million (unaudited) of total unrecognized compensation expense related to stock options was expected to be recognized over a period of approximately three years.

Stock Option Valuation Assumptions

All share-based payments to employees are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award, generally the four-year, straight-line vesting period. For the periods presented, the fair value of options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31,			March 31
	2015	2016	2017	2017	2018
				(unaudited)
Fair value of common stock	$12.20 to 13.88	$12.34 to 13.84	$13.84 to 16.06	$13.84 to $14.54	$16.86
Volatility	40 to 45%	40 to 45%	40 to 43%	45%	40%
Expected term	6 years	6 years	6 years	6 years	6 years
Expected dividend yield	n/a	n/a	n/a	n/a	n/a
Risk-free interest rate	1.53% to 2.05%	1.35% to 2.26%	2.02% to 2.22%	2.02% to 2.20%	2.55%

The fair value of the common stock underlying stock options and common stock warrants was estimated by the board of directors, with input from management and third-party valuation firms. The board of directors intends all options granted to be exercisable at a price per share not less than the per share fair value of the Company’s common stock underlying those options on the date of grant. The enterprise value utilized in determining the fair value of common stock for financial reporting purposes was estimated using the market approach and the income approach. Under the market approach, the Company used the guideline public company method, which estimates the fair value of the business enterprise based on market prices of stock of guideline public companies and the option pricing method. Indications of value were estimated by utilizing revenue multiples to measure enterprise value. The guideline merged and acquired company method was not utilized in the valuation, as the Company regarded the method as less reliable as management believes it does not

AVALARA, INC.

Notes to Consolidated Financial Statements

directly reflect the Company’s future prospects. The income approach estimates the enterprise value based on the present value of the Company’s future estimated cash flows and the residual value beyond the forecast period. The residual value was based on an exit (or terminal) multiple observed in the comparable company method analysis. The future cash flows and residual value are discounted to their present value to reflect the risks inherent in the Company achieving these estimated cash flows. The discount rate is based on venture capital rates of return for companies nearing an initial public offering. The discount rate is applied using the mid-year convention. The mid-year convention assumes that cash flows are generated evenly throughout the year, as opposed to in a lump sum at the end of the year.

The Company lacks sufficient historical volatility of its stock price. Selected volatility is representative of expected future volatility and was based on the historical and implied volatility of comparable publicly traded companies over a similar expected term.

The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. Given the Company’s relative inexperience of significant exercise activity, the expected term assumptions were determined based on application of the simplified method of expected term calculation by averaging the contractual life of option grants and the vesting period of such grants. This application, when coupled with the contractual life of 10 years and average vesting term of 4 years, creates an expected term of 6 years.

The Company has not paid and does not expect to pay dividends.

The risk-free interest rate is based on the rate for a U.S. Treasury zero-coupon issue with a term that closely approximates the expected life of the option grant at the date nearest the option grant date.

The compensation expense recorded for the Company’s fully vested stock compensation grants represents the grant date fair value of the total vested number of awards. Prior to the adoption of ASU 2016-09, the Company did not record compensation expense for awards that had been forfeited prior to vesting, and made estimates of current grants that ultimately are not expected to vest (i.e. expected forfeitures). Following the adoption of ASU 2016-09 on January 1, 2017, the Company accounts for forfeitures upon occurrence (see Note 2). The Company uses the straight-line attribution method for recognizing stock-based compensation expense.

11. Income Taxes

Disclosure with respect to the Tax Cuts and Jobs Act

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code that will affect 2017, including but not limited to, (1) reduction of the U.S. federal corporate tax rate, (2) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries, (3) a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries, and (4) a new provision designed to tax global intangible low-taxed income (GILTI), which allows for the possibility of using foreign tax credits (FTCs) and a deduction of up to 50 percent to offset the income tax liability (subject to some limitations).

The SEC staff issued SAB 118, which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the

AVALARA, INC.

Notes to Consolidated Financial Statements

Tax Act enactment date for companies to complete the accounting under ASC 740, Income Taxes. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.

As of December 31, 2017, the Company has not completed its accounting for the tax effects of enactment of the Tax Act; however, in certain cases, as described below, the Company has recorded a provisional amount for the effects on existing deferred tax balances and the one-time transition tax. Due to the complexity of the new GILTI rules, the Company will continue to evaluate this provision of the Tax Act and the application of ASC 740. The Company expects to complete its accounting for the impact of the Tax Act during the one-year measurement period from enactment.

Provisional Amounts

Deferred tax assets and liabilities detailed below were re-measured to reflect the reduction in the US corporate income tax rate. The Company is still analyzing certain aspects of the Tax Act, which could potentially affect the measurement of these balances or give rise to new deferred tax amounts. The provisional amount recorded related to the re-measurement of the deferred tax balance was $44.8 million, of which $0.7 million impacted deferred tax expense. The remainder of re-measurement was offset by a valuation allowance resulting in no impact to tax expense.

The one-time transition tax is a tax on previously untaxed accumulated and current earnings and profits (E&P) of certain of the Company’s foreign subsidiaries. To determine the amount of the transition tax, the Company must determine, in addition to other factors, the amount of post-1986 E&P of the relevant subsidiaries, as well as the amount of non-U.S. income taxes paid on such earnings. The Company currently does not expect to incur a one-time transition tax liability due to the overall accumulated E&P deficit at the measurement date. However, given there are many assumptions that must be made to calculate the transition tax, the Company will continue to gather additional information to more precisely evaluate the impact of the transition tax and make any adjustments, if necessary, within the measurement period.

The Company has not assessed the impact of certain other provisions of the Tax Act, such as Global Intangible Low Taxed Income (“GILTI”). Further, the Company has not yet made a policy election with respect to the treatment of potential deferred tax assets or liabilities affected by GILTI. The Company intends to make the necessary adjustments, if any, within the measurement period.

AVALARA, INC.

Notes to Consolidated Financial Statements

Major components of the income tax provision (benefit) are as follows (in thousands):

	December 31,
	2015	2016	2017
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	168	552	87

Total current income tax provision	168	552	87
Deferred:
Federal	(2,870)	435	(368)
State	(115)	38	90
Foreign	(776)	(385)	(1,028)

Total	$(3,593)	$640	$(1,219)

Domestic and foreign components of loss before income tax are as follows (in thousands):

	December 31,
	2015	2016	2017
Domestic	$(79,673)	$(54,743)	$(41,575)
Foreign	(1,684)	(2,505)	(23,770)

Total	$(81,357)	$(57,248)	$(65,345)

Major differences between the deferral statutory rate of 35% and the effective tax rate are as follows (in thousands):

	December 31,
	2015	2016	2017
Tax at statutory rate	$(28,652)	$(20,156)	$(22,871)
State taxes	(2,758)	(1,863)	(2,531)
Research and development credits	(1,311)	(793)	(1,460)
Tax purchase accounting benefit*	(3,463)	—	—
Changes in tax law	—	—	(840)
Stock-based compensation	566	85	(3,110)
Goodwill impairment	—	—	2,903
Foreign rate differential	(19)	748	1,815
Change in valuation allowance	30,965	22,118	21,644
Other	1,079	501	3,231

Total	$(3,593)	$640	$(1,219)

*	During the year ended December 31, 2015, the Company acquired the stock of two U.S. companies (collectively, HotSpot and EZtax), for which the Company recorded deferred tax liabilities through purchase accounting. These acquired deferred tax liabilities provided a future source of taxable income to support the realization of the existing U.S. deferred tax assets of Avalara, Inc. The Company recorded discrete income tax benefits equal to the amount of the acquired deferred tax liabilities.

AVALARA, INC.

Notes to Consolidated Financial Statements

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2016	2017
Deferred tax assets:
Net operating loss carryforward	$87,114	$74,215
Share-based compensation	6,282	6,622
Deferred revenue	3,627	2,748
Research and development credit, net of uncertain tax position reserve	2,259	3,586
Other	4,294	2,672

Total deferred tax assets	103,576	89,843

Deferred tax liabilities:
Definite lived intangibles	(3,675)	(2,137)
Other	(2,487)	(1,714)

Total deferred tax liabilities	(6,162)	(3,851)

Net deferred tax assets before valuation allowance	97,414	85,992
Valuation allowance	(100,574)	(87,846)

Net deferred tax liability	$(3,160)	$(1,854)

As of December 31, 2016 and 2017, the Company had federal net operating loss carryforwards (“NOLs”) of approximately $262.0 million and $292.2 million, respectively, and state NOLs of approximately $139.5 million and $173.9 million, respectively. If not utilized, the federal and state NOLs will expire in varying amounts beginning in 2024 for federal purposes and 2018 for state purposes. The Company recently performed a Section 382 study to determine whether the use of its organically generated NOLs was subject to limitation and concluded that no Section 382 limitation would apply. As of December 31, 2017, $1.1 million of the Company’s acquired federal NOLs were subject to Section 382 limitations. Future changes in the ownership of the Company could further limit the Company’s ability to utilize its NOLs. The Company has U.S. research and development credit carryforwards of $6.9 million as of December 31, 2017, which will begin to expire in 2030.

The Company adopted ASU No. 2016-09 on January 1, 2017. Upon adoption, the Company recorded a $11.3 million cumulative-effect adjustment decrease in accumulated deficit and an offsetting increase in deferred tax assets for previously unrecognized excess tax benefits that existed as of January 1, 2017. Since the realization of these deferred tax assets is not more likely than not to be achieved, the Company recorded an $11.3 million valuation allowance against these deferred tax assets with an offsetting increase in accumulated deficit.

The Company has assessed its ability to realize its deferred tax assets and has recorded a valuation allowance against such assets to the extent that, based on the weight of all available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. In assessing the likelihood of future realization of its deferred tax assets, the Company placed a significant amount of weight on its history of generating U.S. tax losses, including in the current year. During the years ended December 31, 2015, 2016, and 2017, the Company increased its valuation

AVALARA, INC.

Notes to Consolidated Financial Statements

allowance by $27.4 million, $22.1 million, and $21.6 million, respectively. The increase in each period was primarily related to U.S. federal and state tax losses incurred during the period.

The Company has established an accrual for uncertain tax positions related to its U.S. research and development credits and related to the deductibility of the Company’s bonus plan. As of December 31, 2016 and 2017 the Company had $2.7 million and $3.3 million of uncertain tax positions, of which the total amount of unrecognized tax benefits that if recognized would affect the effective tax rate is zero. During the year ended December 31, 2016, the Company filed an accounting method change with respect to its employee bonus plan which resulted in a $1.3 million reduction in the balance for uncertain tax positions. The Company has not recorded any interest or penalties related to uncertain tax positions. However, any such amounts recorded in the future will be classified as a component of income tax expense.

A reconciliation of the beginning and ending balances for uncertain tax positions is as follows (in thousands):

	December 31,
	2016	2017
Balance at January 1	$3,796	$2,727
Additions for tax positions related to the current year	242	867
Additions for tax positions related to prior years	—	—
Reductions for tax positions related to prior years	(1,311)	(294)
Reductions related to settlements	—	—
Reductions related to a lapse of statute	—	—

Balance at December 31	$2,727	$3,300

The $3.3 million research and development credit uncertain tax position reserve as of December 31, 2017 has been presented on the balance sheet and in the deferred tax inventory as a reduction to the related research and development tax credit deferred tax asset.

The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. No U.S. federal income tax payments were made due to the Company’s NOL position. The Company made income tax payments of $0.1 million, $0.3 million, and $0.4 million related primarily to the operations of its foreign subsidiaries for the years ended December 31, 2015, 2016, and 2017, respectively. With limited exceptions, all tax years for which the Company has filed a tax return remain open due to the existence of NOLs.

The Company used an annual effective tax rate approach to calculate income taxes for the three months ended March 31, 2017 and 2018. The annual effective tax rate differs from the U.S. Federal statutory rate due primarily to providing a valuation allowance on deferred tax assets. Income taxes for international operations are not material for the three months ended March 31, 2017 and 2018 (unaudited).

The effective income tax rate was a benefit of 0.9% and 5.3% for the three months ended March 31, 2017 and 2018, respectively (unaudited). The difference is due primarily to an update to the provisional amount recorded as of December 31, 2017. The Company determined that indefinite lived goodwill would provide a source of income to realize indefinite lived deferred tax assets resulting in tax benefit of $879,000 during the three months ended March 31, 2018 (unaudited). The Company

AVALARA, INC.

Notes to Consolidated Financial Statements

continues to analyze changes under the Tax Act and anticipates recording any additional resulting adjustments within the measurement period.

12. Net Loss Per Share Attributable to Common Shareholders

The Company calculates basic and diluted net loss per share attributable to common shareholders in conformity with the two-class method required for companies with participating securities. The Company considers all series of convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common shareholders is not allocated to the convertible preferred stock as the holders of convertible preferred stock do not have a contractual obligation to share in losses.

The diluted net loss per share attributable to common shareholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, options to purchase common stock and warrants to purchase common stock are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common shareholders as their effect is antidilutive. Basic and diluted net loss per common share was the same for each period presented, as the inclusion of all potential common shares outstanding would have been antidilutive.

The following table sets forth the computation of basic and diluted net loss per common share (in thousands, except per share amounts):

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
Numerator:
Net loss attributable to common shareholders	$(77,764)	$(57,888)	$(64,126)	$(15,998)	$(15,249)
Denominator:
Weighted-average common shares outstanding-basic	4,586	5,706	5,632	5,389	6,170

Dilutive effect of share equivalents resulting from stock options, common stock warrants and convertible preferred shares (as converted)	—	—	—	—	—

Weighted-average common shares outstanding-diluted	4,586	5,706	5,632	5,389	6,170

Net loss per common share, basic and diluted	$(16.96)	$(10.15)	$(11.39)	$(2.97)	$(2.47)

AVALARA, INC.

Notes to Consolidated Financial Statements

The following weighted-average outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share attributable to common shareholders for the periods presented because the impact of including them would have been antidilutive (in thousands):

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
Options to purchase common shares	8,522	8,653	10,507	9,763	11,286
Common stock warrants	696	679	580	682	549
Convertible preferred shares (as converted)	45,513	47,185	50,893	50,893	50,889
Preferred stock warrants	157	26	—	—	—
Restricted Shares	34	—	—	—	—

Total	54,922	56,543	61,980	61,338	62,724

Unaudited Pro Forma Net Loss per Share Attributable to Common Shareholders

Immediately prior to the proposed IPO, all shares of convertible preferred stock will automatically convert into 50,888,014 shares of common stock. The unaudited pro forma net loss per common share, basic and diluted, for the year ended December 31, 2017 and the three months ended March 31, 2018 (unaudited) has been computed to give effect to the convertible preferred stock as if such shares had been converted to common stock as of the beginning of the period.

A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic and diluted net loss per common share is as follows (in thousands, except per share amounts):

	For the Year Ended December 31,	For the Three Months Ended March 31,
	2017	2018
		(unaudited)
Numerator:
Net loss attributable to common shareholders	$(64,126)	$(15,249)

Net loss attributable to common shareholders (pro forma)	$(64,126)	$(15,249)

Denominator:
Weighted-average common shares outstanding-basic	5,632	6,170

Pro forma adjustment for assumed conversion of convertible preferred stock to common stock upon effectiveness of the registration statement for the proposed IPO	50,893	50,889
Pro forma adjustment for assumed net exercise of common stock warrants
Dilutive effect of share equivalents resulting from stock options	—	—

Weighted-average common shares outstanding-diluted

Pro forma net loss common share, basic and diluted

AVALARA, INC.

Notes to Consolidated Financial Statements

13. Subsequent Events

Subsequent events were evaluated from the balance sheet date of December 31, 2017 through March 16, 2018, the date at which the consolidated financial statements were available to be issued.

On January 23, 2018, the board of directors approved stock option grants of 1,734,614 with an exercise price of $16.60 per share.

On May 10, 2018, the Company effected a 2-to-1 reverse stock split of outstanding common stock, including outstanding stock options and common stock warrants. As a result of this amendment, the applicable conversion price was increased for each series of outstanding Series Preferred Stock. The increased conversion price will effectively result in a 2-to-1 conversion ratio of Series Preferred Stock to common stock.

14. Subsequent Events (Unaudited)

On April 25, 2018, the board of directors approved stock option grants of 128,625 with an exercise price of $17.68 per share.

On May 2, 2018, the Company acquired certain assets, primarily intangible assets, from Atlantax Systems, Inc (“Atlantax”). Total consideration for the purchase is based on an earnout computed on future revenue recognized by the Company over the next four years, up to a maximum of $1.9 million. At closing, the Company funded $0.4 million to Atlantax as a prepayment against future earnout payments.

On May 4, 2018, the Company repurchased 55,000 shares of common stock from a shareholder at $17.68 per share.

On May 7 and May 8, 2018, two of the Company’s directors exercised 120,000 warrants to purchase common stock for a total exercise price of $1.4 million.

IN THE BLINK OF AN EYE

Tax determination at the speed of commerce

VALIDATE THE ADDRESS

APPLY SOURCING RULES

DETERMINE ADDITIONAL TAX TYPES

- Beyond sales tax, what industry-specific taxes apply?

WE DETERMINE TAX FOR FUELS, COMMUNICATIONS, LODGING, AND MORE

APPLY TAXABILITY RULES

WE CALCULATE TAX BASED ON SPECIFIC JURISDICTION RULES

RECORD EXEMPT TRANSACTIONS

WE WAIVE THE TAX AND DOCUMENT THE EXEMPT TRANSACTION

RECOGNIZE TAX HOLIDAYS

Finally...

APPLY THE CORRECT TAX TO THE TRANSACTION

AND WE DO IT ALL

IN A SPLIT SECOND!

Avalara

Tax determination at the speed of commerceSo much to do, so little time. In the “magic moment” of commerce, we:VALIDATE THE ADDRESS ft i f a jffi » APPLY SOURCING RULESi y i156M+ mailing addresses in the US12,000+ sales and use tax jurisdictionsWE GEO-LOCATE EACH TRANSACTION WITH ROOFTOP ACCURACY TO DETERMINE APPLICABLE TAX JURISDICTIONS Should the tax be calculated based on where the item ships to or ships from?WE APPLY SOURCING RULES THAT VARY FROM STATE TO STATEDETERMINE ADDITIONAL TAX TYPESAPPLY TAXABILITY RULES Beyond sales tax, what industry-specific taxes apply?WE DETERMINE TAX FOR FUELS, COMMUNICATIONS, LODGING, AND MORE What item or service is being sold? Is it taxable?At what rate? e.g., candy bars are taxable.Except when they aren’t.WE CALCULATE TAX BASED ON SPECIFIC JURISDICTION RULES RECORD EXEMPT TRANSACTIONS nmn Many customers are exempt from paying sales tax: resellers, non-profits, governments, etc.WE WAIVE THE TAX AND DOCUMENTTHE EXEMPT TRANSACTION From back-to-school supplies to energy-efficient appliances to firearms.17 STATES HAD TAX HOLIDAYS IN 2017.WE KNOW THEM.
4- 4-Finally...APPLY THECORRECT TAX TOTHE TRANSACTIONAND WEDO IT ALLIN A SPLIT SECOND!Avalara

            Shares

Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan	BofA Merrill Lynch

JMP Securities	KeyBanc Capital Markets	Stifel

Through and including                 , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses, other than underwriting discount that Avalara, Inc. (the “Registrant”) expects to incur in connection with the issuance and distribution of the securities being registered under this Registration Statement, are estimated to be as follows:

Estimated Amount To Be Paid
SEC registration fee		$18,675
FINRA filing fee		23,000
New York Stock Exchange listing fee			*
Transfer agent’s fees			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Miscellaneous expense			*

Total	$		*

*	To be filed in amendment.

Each of the amounts set forth above, other than the Securities and Exchange Commission (the “SEC”) registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee, is an estimate.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 510 of Chapter 23B.08 of the Washington Business Corporation Act provides, in general, that a corporation may indemnify an individual who was, is, or is threatened to be made a named defendant or respondent to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (for the purposes of this Item 14, a “proceeding”) because the individual is or was a director against the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding incurred in the proceeding if the individual acted in good faith and the individual believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the corporation’s best interests, and, in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. A corporation may not indemnify a director under Section 510 of Chapter 23B.08 of the Washington Business Corporation Act in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

Section 520 of Chapter 23B.08 of the Washington Business Corporation Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was, is, or is threatened to be made a named defendant or respondent to a proceeding to which the director was party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

Section 540 of Chapter 23B.08 of the Washington Business Corporation Act provides that, unless a corporation’s articles of incorporation provide otherwise, a director of a corporation who is party to a proceeding may apply for indemnification or advancement of expenses to the court conducting the proceeding or to another court of competent jurisdiction.

Section 570 of Chapter 23B.08 of the Washington Business Corporation Act provides that, unless a corporation’s articles of incorporation provide otherwise, an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 520 of Chapter 23B.08 of the Washington Business Corporation Act, and is entitled to apply for court-ordered indemnification under Section 540 of Chapter 23B.08 of the Washington Business Corporation Act, in each case to the same extent as a director.

Upon the closing of the offering contemplated by this registration statement, the Registrant’s amended and restated articles of incorporation (the “Articles”), and its amended and restated bylaws (the “Bylaws”), will provide that the Registrant will indemnify its directors and officers to the fullest extent permitted by the Washington Business Corporation Act, including instances in which indemnification is otherwise discretionary under the law. The Bylaws will provide that the Registrant will indemnify its directors and officers against liability incurred as a result of their performance of services requested by the Registrant, and will advance to them reasonable expenses toward the defense of any such proceeding brought against them, except in any case in which liability results from:

•	acts or omissions adjudged to have involved intentional misconduct, a knowing violation of law or an unlawful distribution; or

•	any transaction in which the director or officer is adjudged to have personally received a benefit in money, property or services to which he or she is not legally entitled.

The Articles also limit the liability of the Registrant’s directors to the Registrant and to its shareholders for monetary damages incurred in their capacity as a director to liability resulting from the same acts or omissions or transactions described above.

The Bylaws also provide that the Registrant may purchase and maintain liability insurance on behalf of its directors, officers, employees, and agents. The Registrant currently maintains a liability insurance policy pursuant to which its directors and officers may be indemnified against liability incurred as a result of serving in their capacities as directors and officers, subject to certain exclusions.

In addition, the Registrant has entered into indemnification agreements with each of its current directors and officers, and certain of its employees. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity.

The Underwriting Agreement, to be filed as Exhibit 1.1 hereto, is expected to provide for indemnification by the underwriters named therein of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”).

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information regarding unregistered securities sold by the Registrant from January 1, 2015 to April 30, 2018:

•	From January 1, 2015 to April 30, 2018, the Registrant granted employees, directors, and consultants stock options to purchase an aggregate of 9,083,233 shares of common stock, at exercise prices ranging from $12.20 to $17.68 per share, pursuant to its 2006 Equity Incentive Plan.

•	From January 1, 2015 to April 30, 2018, the Registrant issued an aggregate of 3,191,866 shares of common stock to option holders upon the exercise of the stock options issued under the 2004 Equity Incentive Plan, 2006 Equity Incentive Plan and Taxcient, Inc. (f/k/a vAudit Group, Inc.) 2005 Stock Option Plan at exercise prices ranging from $0.24 to $13.88 per share, for aggregate cash consideration of $5.6 million.

•	From January 1, 2015 to April 30, 2018, the Registrant issued warrants to purchase an aggregate of 320,000 shares of common stock, at exercise prices ranging from $12.20 to $16.60 per share.

•	From January 1, 2015 to April 30, 2018, the Registrant issued an aggregate of 670,648 shares of common stock upon the exercise of warrants at exercise prices ranging from $0.96 to $6.40 per share, for aggregate cash consideration of $0.9 million.

•	In June 2015 and September 2016, the Registrant issued an aggregate of 74,989 and 285,710 shares, respectively, of common stock as consideration for two business acquisitions.

•	From January 1, 2015 to April 30, 2018, the Registrant issued an aggregate of 337,838 shares of Series A preferred stock upon the exercise of warrants at an exercise price of $0.888 per share, for aggregate cash consideration of $0.3 million.

•	In January 2015, the Registrant sold an aggregate of 6,698,370 shares of Series D-1 preferred stock to accredited investors at an offering price of $6.32 per share for an aggregate purchase price of $42.3 million.

•	In February 2015, the Registrant issued an aggregate of 341,163 shares of Series D-1 preferred stock as consideration for a business acquisition.

•	In September 2016, the Registrant sold an aggregate of 14,244,640 shares of Series D-2 preferred stock to accredited investors at a purchase price of $6.75 per share pursuant to a stock purchase agreement, for an aggregate purchase price of $96.2 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder) because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Restated Fifteenth Amended and Restated Articles of Incorporation of the Registrant filed May 10, 2017, as amended effective May 10, 2018

3.2	Form of Amended and Restated Articles of Incorporation of the Registrant, to be in effect upon the closing of the offering

3.3	Amended and Restated Bylaws of the Registrant dated May 6, 2004, as amended

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of the offering

4.1*	Form of Common Stock Certificate

5.1*	Opinion of Perkins Coie LLP

10.1+	Avalara, Inc. 2006 Equity Incentive Plan, as amended, and related forms of award agreement

10.2+	Taxcient, Inc. (f/k/a vAudit Group, Inc.) 2005 Stock Option Plan, as amended, and related forms of award agreement

10.3+	Avalara, Inc. 2018 Equity Incentive Plan

10.4+	Avalara, Inc. 2017 Leadership Bonus Plan

10.5+	Avalara, Inc. 2018 Executive and Sales Leadership Bonus Plan

10.6+	Avalara, Inc. 2018 Employee Stock Purchase Plan

10.7+	Form of Outside Director Common Stock Purchase Warrant

10.8+	Form of Indemnification Agreement made by and between the Registrant and each of its directors and executive officers

10.9+	Executive Employment Agreement between the Registrant and Scott McFarlane dated June 19, 2017

10.10+	Executive Employment Agreement between the Registrant and William Ingram dated June 19, 2017

10.11+	Executive Employment Agreement between the Registrant and Alesia Pinney dated June 19, 2017

10.12+	Executive Employment Agreement between the Registrant and Pascal Van Dooren dated April 13, 2018

10.13	Loan and Security Agreement among the Registrant, Silicon Valley Bank, and Ally Bank dated June 6, 2016

10.14	First Amendment to Loan and Security Agreement among the Registrant, Silicon Valley Bank, and Ally Bank dated April 28, 2017

10.15	Second Amendment to Loan and Security Agreement among the Registrant, Silicon Valley Bank, and Ally Bank dated November 16, 2017

10.16	Lease Agreement between W2007 Seattle Office Second and Spring Building Realty, LLC and Avalara, Inc. dated August 14, 2014

Exhibit Number	Description

10.17	Office Building Lease by and between 255 South King Street Limited Partnership and the Registrant dated June 9, 2016

10.18	First Amendment of Office Building Lease by and between 255 South King Street Limited Partnership and the Registrant dated June 1, 2017

10.19	Second Amendment of Office Building Lease by and between 255 South King Street Limited Partnership and the Registrant dated October 2, 2017

10.20	Third Amendment of Office Building Lease by and between 255 South King Street Limited Partnership and the Registrant dated November 29, 2017

10.21	Fourth Amendment of Office Building Lease by and between 255 South King Street Limited Partnership and the Registrant dated February 19, 2018

10.22	Ninth Amended and Restated Investors’ Rights Agreement, dated September 12, 2016, as amended

10.23	Tenth Amended and Restated Voting Agreement, dated September 12, 2016

21.1	List of subsidiaries of the Registrant

23.1*	Consent of Perkins Coie LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
+	Management contract or compensatory plan.

(b) Financial Statement Schedules:

Financial statement schedules have been omitted, as the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto appearing in the prospectus forming a part of this Registration Statement.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on May 11, 2018.

AVALARA, INC.

By:	/s/ Scott M. McFarlane
Scott M. McFarlane Chairman, Chief Executive Officer, and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alesia L. Pinney and William D. Ingram, and each of them, his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Scott M. McFarlane	Chairman, Chief Executive Officer, and President	May 11, 2018
Scott M. McFarlane	(Principal Executive Officer) and Director

/s/ William D. Ingram	Chief Financial Officer and Treasurer	May 11, 2018
William D. Ingram	(Principal Financial Officer)

/s/ Daniel E. Manning	Chief Accounting Officer	May 11, 2018
Daniel E. Manning	(Principal Accounting Officer)

/s/ Marion R. Foote	Director	May 11, 2018
Marion R. Foote

/s/ Edward A. Gilhuly	Director	May 11, 2018
Edward A. Gilhuly

Signature	Title	Date

/s/ Benjamin J. Goux	Director	May 11, 2018
Benjamin J. Goux

/s/ Tami L. Reller	Director	May 11, 2018
Tami L. Reller

/s/ Justin L. Sadrian	Director	May 11, 2018
Justin L. Sadrian

/s/ Rajeev Singh	Director	May 11, 2018
Rajeev Singh

/s/ Chelsea R. Stoner	Director	May 11, 2018
Chelsea R. Stoner

/s/ Jared R. Vogt	Director	May 11, 2018
Jared R. Vogt

/s/ Gary L. Waterman	Director	May 11, 2018
Gary L. Waterman